Form 20-F
period 2023-12-31
TORO CORP.
filed 2024-03-12
CIK 1941131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-41561

Toro Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman and Chief Executive Officer
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
Phone number: + 357 25 357 768
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

As of December 31, 2023, there were outstanding 18,978,409 common shares (net of 43,349 treasury shares) of the Registrant, $0.001 par value per share.

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
 ☐ Item 17
 ☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

i

CERTAIN DEFINED TERMS

Unless the context otherwise requires, as of the date of and as used in this Annual Report the term: (i) “we”, “us”, “our” or the “Company” include the Toro Corp. and all of its subsidiaries; (ii) “Toro” refers only to Toro Corp. (formerly named “Tankco Shipping Inc.”) and not to its subsidiaries; (iii) “Castor” refers to Castor Maritime Inc.; (iv) “Toro Subsidiaries” refers to the eight tanker-owning subsidiaries and an additional subsidiary formerly owning the M/T Wonder Arcturus contributed to Toro prior to the Distribution (as defined herein); (v) “common shares” refers to the common shares, par value $0.001 per share, of Toro, (vi) “Distribution” refers to the distribution of 9,461,009 common shares on a pro rata basis to the holders of common stock of Castor, (vii) “Spin-Off” refers to, collectively, the separation of the assets, liabilities and obligations of Castor and the Toro Subsidiaries and the contribution of the Toro Subsidiaries to Toro, the issuance of 140,000 shares of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) to Castor, the issuance of the 40,000 Series B Preferred Shares (the “Series B Preferred Shares”) of Toro to Pelagos Holdings Corp (“Pelagos”) and the Distribution, all of which occurred on March 7, 2023 (such date, the “Distribution Date”); (viii) “Toro Spin-Off Resolutions” refers to, collectively, resolutions by our board of directors (the “Board”) on November 15, 2022 and December 30, 2022, (a) to focus our efforts on our then current business of tanker shipping services, (b) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (c) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships S.A. (“Castor Ships”), are not required to offer or inform us of any such opportunity; (ix) “Master Management Agreement” refers to the master management agreement entered into between Toro, Toro’s shipowning subsidiaries and Castor Ships with effect as of the date of the Distribution for the commercial and technical management of the Company’s vessels and (x) “Amended and Restated Master Management Agreement” refers to the amended and restated master management agreement between Castor and Castor Ships, effective July 1, 2022 under which the vessels owned by the Toro Subsidiaries were commercially and technically managed by Castor Ships prior to the Spin-Off.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Annual Report on Form 20-F (the “Annual Report”) may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document. We are including this cautionary statement in connection with this safe harbor legislation. This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of words such as “anticipate”, “believe”, “target”, “likely”, “will”, “would”, “could”, “should”, “seeks”, “continue”, “contemplate”, “possible”, “might”, “expect”, “intend”, “estimate”, “forecast”, “project”, “plan”, “objective”, “potential”, “may”, “anticipates” or similar expressions or phrases.

The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish any forward-looking statements, including these expectations, beliefs or projections.

In addition to these assumptions, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•	the effects of the Spin-Off;

•
our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas (“LPG”) shipping industry;

•
market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies;

•
our ability to realize the expected benefits of vessel acquisitions or sales, and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, on our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons;

•
our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements;

•	any failure by our contractual counterparties to meet their obligations;

•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change;

•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	existing or future disputes, proceedings or litigation;

•	future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares;

•	volatility in our share price;

•	potential conflicts of interest involving members of our Board, senior management and certain of our service providers that are related parties;

•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” and potential governmental requisitioning of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;

•	any material cybersecurity incident;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism;

•
changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls;

•	inadequacies in our insurance coverage;

•	developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification;

•	the impact of climate change, adverse weather and natural disasters;

•	accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting crude oil and/or refined petroleum products; and

•	any other factor described in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Annual Report, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The descriptions of agreements contained herein are summaries that set forth certain material provisions of those agreements. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this Annual Report or included as an exhibit to certain of our other of our reports and other information filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.

Market and Industry Data

This Annual Report includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, market trends and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate.

While we believe the estimated market and industry data included in this Annual Report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information.

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares or any other securities of ours.

Summary of Risk Factors

•	Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•	An oversupply of tanker vessel and LPG carrier capacity may prolong or further depress charter rates when they occur, which may limit our ability to operate our vessels profitably.

•
Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•	The operation of tankers has unique operational risks associated with the transportation of oil.

•
The age of our tanker vessel may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S. laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of greenhouse gas (“GHG”) emissions may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We may not be able to execute our strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.

•
We operate secondhand vessels, some of which have an age above the industry average, which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or could negatively impact our results of operations and cash flows.

•
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.

•
We expect that any new or amended credit facility we enter into will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We do not have a declared dividend policy and our Board may never declare dividends on our common shares.

•	Our share price may be highly volatile, and as a result, investors in our common shares could incur substantial losses.

•
Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•	We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Industry

Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.

The tanker and LPG carrier industries are both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by tankers and LPG carriers. Further, because many factors influencing the supply of, and demand for, vessel capacity (including the supply and demand for the products transported by tankers and LPG carriers) are unpredictable, the timing, direction and degree of changes in these markets are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

For a discussion of factors impacting charter rates in the tanker and LPG carrier industries, refer to “—Charter rates for tanker vessels are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results” and “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results”, respectively.

We are exposed to fluctuating demand, supply and prices for crude oil, refined petroleum and/or LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India and other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for tanker vessels and LPG carriers and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

Supply and demand for the products our vessels transport are sensitive to the price of oil, which was volatile during 2023. The price of Very Low Sulphur Fuel Oil (“VLSFO”) in Singapore ranged from a low of $554 per metric ton in June 2023 to a peak of around $705 per metric ton in November 2023. As of February 29, 2024, the price of VLSFO in Singapore is $639 per metric ton. While the supply of oil products periodically tightened in 2023 as a result of the imposition of sanctions against Russia and Belarus in connection with its invasion of Ukraine, global supply has rebounded due to record production by the United States and other Atlantic basin countries. For further details on these Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” However, growth in the supply of oil products, including crude oil, refined petroleum products and LPG, may outpace demand for such products in 2024, as there is growing evidence of softening global demand due to, among other factors, persistent inflationary pressures, the impact of higher interest rates and deteriorating macroeconomic outlooks in certain of the regions we operate in, such as Europe, which has experienced a decline in manufacturing and industrial activity. In light of these economic pressures, the price of oil is generally expected to decline and may remain volatile as the market continues to adjust in changing patterns in supply and demand.

Certain additional factors may influence the price of oil and therefore supply and demand for the products we transport. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil and refined petroleum products, and as a result crude oil and refined petroleum product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, nuclear energy, electricity or water energy. Changes in oil supply balance and oil prices, or the supply balance and prices of products derived from oil, can have a material effect on demand for crude oil, refined petroleum product and LPG shipping services. In particular, changes to the trade patterns or trade routes of the products we transport may have a significant negative or positive impact on the ton mile, and therefore the demand for our tankers and LPG carriers. As of February 29, 2024, trade routes for tankers and LPG carriers have been disrupted by escalating attacks on vessels in and around the Red Sea. For further details, see “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.” Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segments, operating results and/or available cash. As noted above, the global economy and demand for crude oil, refined petroleum products and LPG continues to adapt to disruptions in oil supply due to Russia’s invasion of Ukraine and related sanctions and the market may enter a period of oversupply of oil products as demand shows signs of weakening, which may have a material effect on demand for tanker and LPG carriers shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.”

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the course of 2023, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2022. While the U.S. consumer price index, an inflation gauge that measures costs across dozens of items fell to 3.1% before seasonal adjustment in December 2023, down from 6.5% in December 2022, inflation has proven stickier in Europe, where inflation rates have generally been slower to fall and remained relatively high throughout 2023. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the crude oil and/or refined petroleum products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Alternatively, if inflation fails to abate in 2024, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for crude oil, refined petroleum and/or LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for crude oil, refined petroleum and/or LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”

A decline in economic activity or a deterioration of economic growth and financial conditions may have a number of adverse consequences for the sectors of the shipping industry in which we operate, including, among other things:

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of armed conflict in Ukraine. In 2023, bunker rates demonstrated decreasing volatility as the market adapted to the conflict in Ukraine, with the price for VLSFO in Singapore reaching a high of $705 per metric ton in November 2023 which decreased to around $617 per metric ton by the end of December 2023. As of February 29, 2024, the price of VLSFO in Singapore was approximately $639 per metric ton but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2024. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that has been and is likely to continue to be adversely impacted by the effects of geopolitical developments, including political instability or conflict, terrorist attacks or international hostilities.

Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East (such as recent maritime incidents in and around the Red Sea) and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.

In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including crude oil, refined petroleum products and LPG, that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of crude oil and refined petroleum products. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”, “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows” and “—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of crude oil, refined petroleum and/or LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices.”

Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by resulting rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. As of February 29, 2024, such listed areas included parts of the Southern Red Sea, Gulf of Aden and Black Sea, as well as the coastal waters of Yemen, Israel and Iran, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing increases of 25% to 50% in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between Western Nations, Israel and/or Iran could result in retaliation that could potentially affect the shipping industry. For example, there have been an increased number of attacks on or seizures of vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022 and one Marshall Islands-flagged vessel in 2023), and ship owners have reported a heightened level of harassment when transiting through the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Separately, protectionism is on the rise globally. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions. The United States, which has emerged as a key market for LPG and major producer of crude oil, has similarly seen a rise in protectionist policies. For example, in 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Although there have been signs of thawing China-United states relations, many of these protectionist measures remain in place a deterioration in relations may occur. U.S. presidential candidate Donald Trump has also threatened to impose tariffs exceeding 60% on Chinese goods if elected president, which could reignite the China-United States trade war.

Trade barriers to protect domestic industries against foreign imports depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results. Further, protectionist policies in any country could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

We are new entrants to the competitive tanker and LPG shipping sectors and may face difficulties in establishing our business.

Our tanker-owning subsidiaries entered into the tanker shipping business in 2021 and our LPG carrier-owning subsidiaries entered into the LPG shipping business in 2023. As new entrants to the tanker and LPG shipping businesses, we may struggle to establish market share and broaden our customer base for our operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our tankers and LPG carriers. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the fragmented tanker and LPG carrier markets, existing or additional competitors with greater resources may enter or grow their positions in the tanker and LPG carrier sectors through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party managers for our commercial success. As of the date of this Annual Report, our manager, Castor Ships, has subcontracted, with our consent, the technical management for all of our vessels to a third-party ship-management company, except one tanker vessel for which Castor Ships has provided technical management since June 7, 2023. Any failure by us or Castor Ships to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a vessel operator and impact the growth of our business, our financial condition and operating profits.

Risks involved in operating ocean-going vessels could affect our business and reputation.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster;

•	war and terrorism;

•	piracy;

•	environmental and other accidents;

•	cargo and property losses and damage;

•	business interruptions caused by mechanical failure, human error, armed conflict, terrorism, piracy, political action in various countries, labor strikes or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

Environmental laws often impose strict liability for remediation of spills and releases of oil, oil products and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, such as of bunker oil on our vessels or oil products cargo carried by our tankers, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

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

Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia and a number of oil cargo seizures have occurred there. Sea piracy incidents continue to occur with tanker and LPG carrier vessels particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. Since Russia’s invasion of Ukraine in 2022, economic sanctions have been imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and, in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have adopted import bans of Russian energy products, such as crude oil and refined petroleum products. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. For example, the United Kingdom has barred the provision of ships or services, including shipping services, facilitating the maritime transport of Russian crude oil, with effect from December 5, 2022, and refined oil products, with effect from February 5, 2023. The Group of Seven nations and the European Union have also imposed a price cap of $60 per barrel on Russian crude oil with effect from December 5, 2022 and introduced a separate price cap on refined petroleum products with effect from February 5, 2023. In October 2023, the United States also introduced sanctions against 50 tanker vessels with ties to the Russian oil trade, significantly impeding such vessels’ abilities to load cargoes, and has imposed sanctions against at least two companies and their tankers for breaching the $60 per barrel price cap on Russian crude oil. Recent sanctions efforts by the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia and the European Union has adopted sanctions against a number of foreign companies accused of assisting Russia in circumventing sanctions. These restrictions may affect our current or future charters.

In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. Furthermore, certain of the oil majors, such as ExxonMobil and BP, have divested from Russia or announced their intention to exit the region.

As a result of these bans and related trade sanctions, many consumers of crude oil and refined petroleum products have sought out alternative sources of these products and trade patterns and trade routes for crude oil and refined petroleum products have changed. For example, the United States has emerged as a major producer of crude oil, refined petroleum products and natural gas liquids, producing record amounts of oil in 2023 that have helped to offset supply constraints due to Russia’s exclusion from the market and strong demand for exported crude oil. The prices of crude oil, refined petroleum and LPG-related products have increased and remained elevated as a result of these bans and related trade sanctions, though record production by the United States has exerted downward price pressure. Increases in the price of oil, refined petroleum and LPG products have and are likely to affect adversely global oil demand and reduce worldwide oil transport should they continue. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of Russian oil tankers by several countries, it is uncertain what the ultimate result will be on the Company’s business and financial position. However, due to their effect on the global market for crude oil and petroleum products, current or additional sanctions could have a material adverse impact on the Company’s business, cash flows, financial condition and operating results.

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

Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In recent years, our business and the tanker and LPG carrier sectors have from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this Annual Report. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.

A cyber-attack could materially disrupt our business and may result in a significant financial cost to us.

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

In 2017, the IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in SMS no later than the first annual verification of the Company’s Document of Compliance (DOC) after January 1, 2021, and the U.S. Coast Guard published non-binding guidance in February 2021 on addressing cyber risks in a vessel’s safety management system. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack and/or incident. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) or any failure to adopt or maintain appropriate cybersecurity risk management and governance procedures could cause existing or prospective clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers and/or damage our brand. This might require us to create additional procedures for managing the risk of cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine. State-sponsored Russian actors have taken and may continue to take retaliatory actions and enact countermeasures against countries and companies that have divested from or curtailed business with Russia as a result of Russia’s invasion of Ukraine and related sanctions imposed on Russia. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares” for further information on these sanctions. This includes cyber-attacks and espionage against other countries and companies in the world, which may negatively impact such countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.

Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society recognized by the flag administration in the jurisdiction in which the vessel is registered (or “flagged”). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules of the class and the regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

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

We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S.  laws and regulations for the prevention of water pollution, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.

 Our operations are subject to numerous international, regional, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the profitability, resale value and useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows, financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation” and “—The operation of tankers has unique operational risks associated with the transportation of oil.”

In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, we have transitioned to burning IMO compliant fuels as none of our vessels is equipped with scrubbers (also known as Exhaust Gas Cleaning Systems). As a result, these vessels currently utilize VLSFO containing up to 0.5% sulfur content. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a low of $554 per metric ton in June 2023 to a peak of around $705 per metric ton in November 2023. As of February 29, 2024, the price of VLSFO in Singapore was around $639 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. All of our vessels are equipped with a ballast water treatment system and therefore are currently in compliance with this regulation.

Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Further, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases. In addition, the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI has been adopted that restricts air emissions from vessels.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These new requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest. Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power is a less costly solution than these measures. As of the date of this Annual Report, official calculations had determined that one tanker vessel and three of the four LPG carrier vessels were in compliance with the EEXI requirements as of January 1, 2023. Our remaining one LPG carrier vessel is expected to be in compliance with the EEXI requirements by obtaining until April 2024 its first annual International Air Pollution Prevention (“IAPP”) certificate, effective from January 1, 2023.

The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft) in the non-compliant vessels, which will affect non-compliant vessels’ commercial utilization and also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

Further, on January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in U.S. federal waters. While leasing has since resumed, a record low of just three offshore lease sales over the next five years were unveiled in September 2023. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts.

The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have and may continue to impact demand for crude oil, refined petroleum products and LPG, as well as increase our costs of operation, any of which could have an adverse effect on our business and operating results.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries and it will be in force on June 26, 2025, as the ratifying states represent 40% of world merchant shipping by gross tonnage after the ratification by Bangladesh and Liberia in June 2023. The Republic of the Marshall Islands recently ratified this Hong Kong Convention in January 2024. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution that are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel, with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention (each as defined in “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry—International Maritime Organization”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.

Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.

Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for the Company, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach the covenants in our future credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on the Company. Any of those occurrences could have a material adverse effect on our business, financial condition and operating results.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

The government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Despite the above policies, we may not be insured in amounts sufficient to address all risks and we or our pool managers may not be able to obtain adequate insurance coverage for our vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may enter into credit facilities that impose restrictions on the use of any proceeds we may receive from claims under our insurance policies.

Further, insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.

Risks Relating to the Tanker Industry

Charter rates for tanker vessels are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for tanker capacity and changes in the supply and demand for vessel capacity and changes in the supply and demand for the crude oil and refined petroleum products transported by our tanker vessels. Further, because many factors (including the supply and demand for the products transported by tankers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the tanker market are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

Russia’s invasion of Ukraine has disrupted energy production, trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted energy prices and tanker rates. For further details, see “—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of crude oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” and “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

Demand for tanker capacity is affected by the supply of and demand for oil products transported by such vessels, including refined petroleum products, which are transported by the vessels attributable to our Handysize tanker segment. A variety of factors may impact the supply of and demand for crude oil and/or refined petroleum products, including regional availability of refining capacity and inventories and competition from alternative sources of energy. Factors that influence demand for tanker vessel capacity include, but are not limited to:

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for tanker transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil producers and refiners and fluctuations in the profit margins of crude oil and refined petroleum products;

•	the distance over which crude oil and/or refined petroleum products are to be moved by sea;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality;

•	alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy;

•	environmental and other regulatory developments;

•	epidemics and pandemics;

•	natural catastrophes;

•	currency exchange and interest rates; and

•	the weather.

For a discussion of factors affecting the supply of tanker vessel capacity, see “—An oversupply of tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in charter rates would cause asset values to decline. See “—The age of our tanker vessel may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.”

An oversupply of tanker vessel capacity may prolong or further depress charter rates when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of tanker vessel capacity include:

•	supply and demand for energy resources and crude oil and/or refined petroleum products

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	scrapping of older vessels;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying-up vessels (as set out below);

•	the availability of modern tanker capacity;

•	the speed of vessels being operated;

•	vessel casualties; and

•	the number of vessels that are out of service or laid up.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, the availability of financing for new vessels and shipping activity, dry-dock and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, in particular environmental protection laws and regulations and laws and regulations regarding safety which impact our industry.

The limited activity in the tanker newbuilding market during 2022 has continued during 2023, and, as result, the new contracting to active fleet ratio continues to remain at relatively low levels. The worldwide tanker fleet grew by 3.5% during 2022 and by 1.9% during 2023. The total orderbook of tanker vessels at the end of 2023 stood at 4.45% of the current fleet, with deliveries expected mainly during the next two to three years.

Tanker vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. An oversupply of tanker vessel capacity could contribute to or exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on the profitability of our business and/or segments, cash flows, financial condition and operating results.

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

Shipping, and especially crude oil, refined petroleum products and chemical tankers have been, and will remain, heavily regulated. For an overview of government regulations that may impact our tanker operations, see “Item 4.B. Business Overview—Environmental and Other Regulations in the Shipping Industry.” The so called “oil major” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (i.e., terminals) of crude oil and refined petroleum products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

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

Should either we or our manager and sub-managers not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our tanker vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our tanker vessels which would adversely affect the growth of our business, cash flows and operating results.

The age of our tanker vessel may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.

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

The average age of our tanker fleet, which comprised one vessel with an age of 18.0 years as of February 29, 2024, was older than the industry average of 12.9 years as of the same date. Our tanker vessel may therefore be viewed as providing insufficient or only short-term collateral. This could restrict our access to or terms of any financing against this tanker vessel. If the fair market value of our tanker vessel declines, we may also need to record an impairment charge in our financial statements or incur a loss on the sale of this tanker vessel, which could adversely affect our financial results. In addition, a decline in the fair market value of our tanker vessel could cause us not to be in compliance with covenants contained in any future facilities secured against such vessel that require the maintenance of a certain percentage of the fair market values of the tanker vessel securing any future facility to the principal outstanding amount of the respective facility. We have entered into facilities on these terms in the past.

Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results. We may also incur losses and be unable to recoup part of our investment in our tanker vessels if we sell any tanker vessel at less than its book value due to unfavorable market or operating conditions.

Risks Relating to the LPG Carrier Industry

Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.

The LPG carrier industry is both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by LPG carriers. The degree of charter rate volatility among different types of LPG carriers has also varied widely. Further, because many factors (including the supply and demand for the products transported by LPG carriers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the LPG carrier market are also unpredictable.

The global economy and the LPG carrier industry have experienced significant disruptions as a result of Russia’s invasion of Ukraine and sanctions imposed in relation to such conflict. LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production, trade patterns and trade routes, including shipping in the Black Sea and elsewhere. The continuation or further extension of economic sanctions, boycotts or otherwise may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term. For further details regarding Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

Any deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business, including those above, may adversely affect our ability to profitably charter or re-charter our LPG carriers or to sell our vessels LPG carriers on a profitable basis. In particular, a significant decrease in charter rates would cause asset values to decline. Any of the foregoing factors could negatively impact our operating results, liquidity and/or financial condition.

Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

The capacity of the world LPG carrier fleet appears likely to increase in the near term. However, future growth in the demand for LPG carriers, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products we transport. Factors that influence demand for LPG carrier capacity include, but are not limited to:

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors:

•	the available supply of LPG products;

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors:

•	the availability of financing for new and secondhand LPG carriers and shipping activity;

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and dry-dockings;

•	the number of conversions LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;

•	port and canal congestion;

•	the speed of LPG carriers being operated;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	changes in LPG carrier prices; and

•	any factors that affect the foregoing;

•	changes in the level of demand for seaborne transportation of LPG products, which is influenced by the following factors:

•	the level of production of LPG products in net export regions;

•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;

•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived; and

•	prevailing global and regional economic conditions;

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil and gas producers and refiners, as well a major LPG companies, and fluctuations in the profit margins of crude oil, refined petroleum products and/or LPG;

•	the distances between exporting and importing regions over which LPG products are to be transported by sea;

•	infrastructure to support seaborne LPG products trade, including pipelines, railways and terminals;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, opportunities for arbitrage, pricing differentials and seasonality;

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;

•	currency exchange and interest rates;

•	changes in environmental and other regulations that may limit the production or consumption of LPG products;

•
competition from alternative sources of energy alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy, and consumer demand for “green” or sustainable products;

•	inclement weather and/or natural catastrophes; and

•	epidemics and pandemics.

These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a slight 1% decrease between 2022 and 2023 (from 600 to 596 vessels, respectively). Moreover, the orderbook of small LPG carrier vessels has remained at low levels and has slightly decreased in 2023, from 14 vessels in 2022 to 8 vessels in 2023.

A decline in the market values of our LPG carriers could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.

The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carriers include, without limitation:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency;

•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of newbuildings;

•
speculative LPG carrier orders from peers during periods of low LPG carrier prices, thereby increasing the supply of LPG carrier capacity, satisfying demand sooner and potentially suppressing charter rates;

•	shipyard capacity;

•	governmental or other regulations, including those that may limit the useful life of LPG carriers;

•	the need to upgrade LPG carriers as a result of environmental, safety, regulatory or charterer requirements, technological advances in LPG carrier design or equipment or otherwise; and

•	The size of the LPG carrier market is small and illiquid resulting to only a limited number of vessel sales taking place on an annual basis.

In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates. To the extent we enter into any future facilities that require the maintenance of a certain percentage of the fair market values of the LPG carriers securing any future facility to the principal outstanding amount of the respective facility, a decline in the fair value of our LPG carriers could cause us not to be in compliance with such covenants. We have entered into facilities on these terms in the past.

Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results. We may also incur losses and be unable to recoup part of our investment in our LPG carriers if we sell any LPG carrier at less than its book value due to unfavorable market or operating conditions.

Risks Relating to Our Company

We may be dependent on a small number of charterers for the majority of our business.

A small number of charterers have accounted for a significant part of our revenues and we expect this trend to continue in our operations. Indicatively, for the period ended December 31, 2022, we derived 42% of our operating revenues from three pool managers and in the year ended December 31, 2023, we derived 92% of our operating revenues from two pool managers and one charterer. While the majority of our vessels no longer participate in pools, including the V8 Plus Pool (the “V8 Plus Pool”) in which all of our Aframax/LR2 vessels formerly participated prior to their sale by us to third-parties, we expect our credit concentration to remain significant because  our LPG carrier vessels are chartered by a small number of charterers. For further information regarding the V8 Plus Pool, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The V8 Plus Pool.” All the charters for our fleet have fixed terms, but may be terminated earlier due to certain events, such as a charterers’ failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for crude oil, refined petroleum and LPG-related products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter arrangement and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report for an overview of our charterer concentration.

We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional tanker and/or LPG carrier vessels, including to replace existing vessels, diversify our fleet and expand our activities, subject to the conditions set out in the Toro Spin-Off Resolutions. See“—We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.” These objectives have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;

•	realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements from acquisitions;

•	obtain required financing for our existing and new operations;

•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	enlarge our customer base and continue to meet technical and safety performance standards;

•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;

•	improve our operating, financial and accounting systems and controls; and

•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.

Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels, some of which have an age above the industry average, which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and to obtain financing on favorable terms or at all and result in a more rapid deterioration in our vessels’ market and book values.

Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties that purchasers of newbuild vessels receive from the builders and the makers of the vessels that they acquire.

The cost of maintaining a vessel in good operating condition and operating it generally increases with the age of a vessel because, amongst other things:

•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering and technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate; and

•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

The average age of our LPG carrier fleet was 7.5 years as of February 29, 2024, compared to the industry average of the world fleet of small LPGs up to 5,000 cbm, which was 22.0 years as of the same date.   Further, the average age of our tanker fleet, which comprised one vessel as of such date, was 18.0 years of February 29, 2024, compared to a tanker shipping industry average of 12.9 years. We therefore face increased costs due to the age of our tanker vessel relative to many of our peers.

Charterers also have age restrictions on the vessels they charter and in the past have actively discriminated against chartering older vessels, which may result in lower utilization of our vessels and, in turn, in lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

The age of our tanker vessel may impede our ability to obtain external financing against that vessel at all or at reasonable terms as our tanker vessel may be seen as less valuable collateral. For further information on the factors which could affect our ability to obtain financing, including the age of our fleet, see “—The age of our tanker vessel may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.”

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

We are reliant on the spot market for a portion of our revenue, thereby exposing us to risk of losses based on short-term volatility in shipping rates.

We may opportunistically employ some or all of our vessels in the spot market, either in the voyage charter market or in spot-market oriented pools, if spot market conditions are favorable. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of and demand for vessels and crude oil, refined petroleum and/or LPG products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time, providing a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial manager and/or our pool operators obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.

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

We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers and/or pool operators to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates and pool operators may not be able to profitably employ our participating vessels, if any. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts and pool operators may terminate the pool agreements or admit inability to comply with their obligations under those agreements. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see “—We may be dependent on a small number of charterers for the majority of our business.” We may also face these counterparty risks due to assignments. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

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

As of the date of this Annual Report, Castor Ships has subcontracted, with our consent, the technical management for all our vessels to a third-party ship-management company at its own expense, except for the M/T Wonder Mimosa, which Castor Ships has provided the technical management since June 7, 2023. Our subcontracting arrangements with third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

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

Our operational success and ability to execute our business strategy will depend significantly upon the satisfactory and continued performance of these services by our manager and/or sub-managers, as well as their reputations. Any of the foregoing factors could have an adverse effect on our and their reputations and on our business, financial condition and operating results. Although we may have rights against our manager and/or sub-managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.

Our Chairman and Chief Executive Officer also serves as Chairman, Chief Executive Officer and Chief Financial Officer of our former parent company, Castor. Therefore, in connection with the Spin-Off, we resolved to limit the fields in which we focus our operations. We currently focus our efforts on tanker and LPG carrier shipping services, and we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of these shipping businesses nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of these shipping business if in the future our Board determines to do so. For example, since completion of the Spin-Off, we have expanded into the LPG carrier market. Focusing our operations on the tanker and LPG carrier shipping business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

Similarly, in connection with the Spin-Off, Castor’s board resolved to, among other things, limit the fields in which it focuses its operations, and that Castor has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude Castor, however, from pursuing opportunities outside of the dry bulk shipping business if in the future Castor’s board determines to do so, including in the shipping sectors we operate in.

Our failure to obtain an opportunity that our Board deems in the interest of our shareholders may have an adverse effect on our business, financial condition and operating results. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin-Off Resolutions.”

We expect that any new or amended credit facility we enter into will contain restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

In the past, we have entered into facilities that have imposed operating and financial restrictions and covenants on us and we expect that any new or amended facilities that we enter into in the future may require us to abide by similar terms. In particular, under the terms of any new or amended facilities, we may be required to obtain the consent of our lenders to undertake various actions, such as:

•	incurring or guaranteeing additional indebtedness outside of our ordinary course of business;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	changing the commercial and technical management of our vessels;

•	declaring or paying any dividends or other distributions at a time when the Company has an event of default or the payment of such distribution would cause an event of default;

•	forming or acquiring any subsidiaries;

•	making any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merging or consolidating with any other person;

•
changing the ownership, beneficial ownership, control or management of the Company entities party to the facility, or of any of secured vessels, if the effect of such change would be to materially change the ultimate legal and beneficial ownership in effect at the time the facility was executed; and

•	entering into any demise charter contract or let our vessels under any pooling agreement whereby all of the vessel’s earnings are pooled or shared with any other person.

We may also be subject to various financial covenants under any new or amended facilities, including those that require us to maintain a (i) certain minimum level of cash and cash equivalents, (ii) specified leverage ratio and/or (iii) minimum net worth amount.

Our ability to comply with the covenants and restrictions contained in our future credit facilities may be affected by events beyond our control and which could impair our ability to comply with the terms of such facilities, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. In particular, inflationary pressures have and may continue to impact interest rates, including SOFR, as discussed in “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” In the event of non-compliance, we may be required to make prepayments or trigger cross-default provisions that we may not have sufficient funds to satisfy. Any such payments may impede our business strategy due to the diversion of funds away from our core operating activities. To the extent facilities are secured by our vessels, lenders could also seek to foreclose on those assets. Financial and operating covenants in our facilities could also constrain our ability to acquire vessels, as we would have to make contemplated expenditures for vessel acquisitions at levels which do not breach any applicable covenants in our future credit facilities. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

We may not be able to obtain debt or equity financing on acceptable terms, which may negatively impact our planned growth.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and, in some cases, ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and, to the extent required, on acceptable terms. The age of our tanker vessel may also impact our ability to obtain new financing against such on favorable terms or at all and may hinder our plans to reduce the average age of our fleet through vessel acquisitions and/or replacements. See “—The age of our tanker vessel may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.” If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

We do not have a declared dividend policy and our Board may never declare dividends on our common shares.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The tanker and LPG shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

In addition, we pay dividends on our Series A Preferred Shares. The dividend rate for the Series A Preferred Shares is 1.00% per annum of the stated amount of $1,000 per share; for each quarterly dividend period commencing on or after the seventh anniversary of the issue date (the “reset date”), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided, however, that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. Further, in the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our business strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.

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

As a publicly traded company, the SEC, Nasdaq Capital Market, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to take a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters, such as director independence, board committees, corporate transparency, ethical behavior, sustainability and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, which could be an area of concern to our investors and expose us to greater operational risks.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may, from time to time, be involved in various litigation or arbitration matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation or arbitration that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or arbitration, or the potential costs to resolve it, may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us. If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that is attributable to the transport of cargoes to or from the United States. If this tax had been imposed for our 2021, 2022 and 2023 taxable year, we anticipate that U.S source income taxes of approximately $206,174, $960,181 and $350,667 would be charged for these periods, respectively, and we have included a provision for these amounts in our Consolidated Financial Statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations. Moreover, in February 2023, the Marshall Islands was added to a list of non-cooperative jurisdictions for tax purposes, commonly referred to as the “EU blacklist.” Although the Marshall Islands was removed from the EU Blacklist in October 2023, the effect of these developments, including whether the European Union will again add the Marshall Islands to the EU blacklist, any legislation that the Marshall Islands may enact with a view toward not again being added to (or being removed from) the EU blacklist, how the European Union may react to such legislation, and how counterparties will react to these developments, is unclear and could potentially have a material adverse effect on our business, financial condition and operating results.

Our subsidiaries may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.

Our historical financial results may not be representative of our results as a separate, standalone company.

Some of the historical financial information we have included in this Annual Report has been derived from the consolidated financial statements and accounting records of Castor and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, standalone company during the periods presented. Although Castor did account for our business as two separate business segments, we were not operated as a separate, standalone company for the historical periods presented. The historical information included for the period prior to March 7, 2023 does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time and attention to their respective roles. In particular, we are dependent on the retention and performance of our Chairman and Chief Executive Officer, Petros Panagiotidis.

Our success depends upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman and Chief Executive Officer, Petros Panagiotidis, who has outside business interests in Castor, Castor Ships and other ventures. Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Castor’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Further, the loss of Mr. Panagiotidis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis from any of his current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

Risks Relating to Our Preferred Shares

Our Series A Preferred Shares rank senior to our common shares with respect to dividends, distributions and payments upon liquidation and are convertible into our common shares, which could have an adverse effect on the value of our common shares.

Dividends on the Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on each distribution payment date declared by the Board, out of funds legally available for such purpose. The dividend rate for the period from, and including, the issue date to, but excluding, the reset date will be 1.00% per annum of the stated amount of $1,000 per share; however, for each quarterly dividend period commencing on or after the reset date, the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3, provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period.

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

In addition, our Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the third anniversary of their issue date and prior to the seventh anniversary of such date. The conversion of our Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to our Common Shares—Future issuances of common shares or other equity securities, including as a result of an conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.”

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

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of our former parent company’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as our common shares were distributed to our former parent company’s common shareholders in connection with the Spin-Off, we may have a similar shareholder base and experience similar patterns of investment. Since completion of the Spin-Off, the price of our common shares has been volatile, ranging from a low of $1.42 per share on March 24, 2023 to a high of $6.50 per share on August 14, 2023. As of February 29, 2024, the closing bid price of our common shares was $6.15 per common share. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.

Market volatility and trading patterns may create several risks for investors, including but not limited to the following:

•	the market price of our common shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

•
to the extent volatility in our common shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase common shares at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•
if the market price of our common shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

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

•
the sentiment of the significant number of retail investors whom we believe hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

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

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

The sale of significant volumes of our common shares, or the perception in the market that this will occur, may decrease their market price and have an adverse impact on our business, including due to Nasdaq minimum bid price requirements.

Some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its current level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.

Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

Toro has an authorized share capital of 3,900,000,000 common shares that it may issue without further shareholder approval. Our business strategy may require the issuance of a substantial amount of additional shares and in the year ended December 31, 2023, we issued 8,500,000 common shares to Pani Corp. (“Pani”), a company controlled by Toro’s Chairman and Chief Executive Officer, for gross proceeds of $19,465,000, less issuance costs of $817,764. Based on market conditions, we may also opportunistically seek to issue equity securities, including additional common shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

Further, our Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the third anniversary of their issue date and prior to the seventh anniversary of such date. All 140,000 Series A Preferred Shares outstanding as of the date of this Annual Report are beneficially owned by Castor. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the volume weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the Conversion Price be less than $2.50. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Castor, Castor will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement.” The issuance of additional common shares upon conversion of the Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion.

In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, our Equity Incentive Plan (under which a total of 1,240,000 restricted common have already been granted subject but remain unvested as of February 29, 2024), debt prepayments or future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

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

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law would.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving us would have to be initiated outside the Marshall Islands, and our shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified Board with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	prohibiting any owner of 15% or more of our voting stock from engaging in a business combination with us within three years after the owner acquired such ownership, except under certain conditions;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.

On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) entered into between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent, on such same date. Each Right allows its holder to purchase from Toro one common share (or one one-thousandth of a share of Series C Participating Preferred Shares), for the Exercise Price of $22 once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Shareholder Protection Rights Agreement.”

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

In addition to the Rights above, we have issued 40,000 Series B Preferred Shares, representing 99.5% of the aggregate voting power of our total issued and outstanding share capital, net of treasury shares, as of February 29, 2024 to an entity controlled by Mr. Panagiotidis. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

In addition, our future credit facilities may contain covenants prohibiting or limiting a change of control. See “—We expect that any new or amended credit facility we enter into will contain restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities” for associated risks.

The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.

Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to be the ultimate beneficial owner of 9,611,240 common shares representing 51.9% of the 18,501,439 common shares outstanding, net of 476,970 treasury shares, as of February 29, 2024 and 40,000 shares of our Series B Preferred Shares outstanding as of the same date. The shares of Series B Preferred Shares each carry 100,000 votes. Together, such shares represent 51.7% of our total outstanding share capital, net of treasury shares and 99.8% of the aggregate voting power of our total outstanding share capital, net of treasury shares, as of February 29, 2024 and Mr. Panagiotidis therefore has control over our actions. Mr. Panagiotidis also controls Castor as he was the ultimate beneficial owner of 12,000 Series B Preferred Shares, each carrying 100,000 votes, of Castor as of February 29, 2024. The interests of Mr. Panagiotidis may be different from your interests.

We cannot assure you that our internal controls and procedures over financial reporting will be sufficient. Further, we are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors

We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC which create additional costs for us and will require the time and attention of management, including the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. Such evaluations, as well as any proposed remedial measures, require time and resources. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence in our financial results may weaken, and our stock price may suffer. Further, controls previously evaluated as effective may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of its inherent limitations, internal control over financial reporting may also not prevent or detect misstatements.

As of February 29, 2024, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of such securities may be more volatile.

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

In addition, as a foreign private issuer, we are also entitled to and do rely on exceptions from certain corporate governance requirements of the Nasdaq Capital Market.

As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders, particularly if we continue to hold significant cash relative to the operating assets we own.

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

There is, however, no direct legal authority under the PFIC rules addressing our method of operation, in particular, in the event that all our vessels are employed in pools. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year in which if we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.

In addition, for purposes of the PFIC “asset” test described above, cash and other current assets readily convertible into cash (“Cash Assets”) are considered to be assets that produce passive income. As indicated in our consolidated financial statements included elsewhere in this Annual Report, we hold significant Cash Assets relative to the operating assets we hold. Although we do not expect to be treated as a PFIC for our 2023 taxable year, we cannot predict whether our position in cash and other “passive” assets will cause us to be treated as a PFIC in a future taxable year.

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

Spin-Off from Castor

Toro was incorporated by Castor under the laws of the Republic of the Marshall Islands on July 29, 2022 as Tankco Shipping Inc., to serve as the holding company of the Toro Subsidiaries in connection with the Spin-Off. On September 29, 2022, we were renamed Toro Corp. On November 15, 2022 and December 30, 2022, based on the recommendation of a special committee of independent disinterested directors of Castor (the “Special Committee”),  the independent disinterested members of the board of directors of Castor approved the Spin-Off in the Castor Spin-Off Resolutions (as defined in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”) in order for each of Toro, holding Castor’s tanker segments, and Castor, holding its dry bulk segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Castor’s financing and growth opportunities. The terms of the Spin-Off were negotiated and approved by the Special Committee.

In connection with the Spin-Off, on March 7, 2023, Castor contributed to us the Toro Subsidiaries, in exchange for (i) all of our 9,461,009 common shares at the time, (ii) the issue of 140,000 Series A Preferred Shares to Castor, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $1,000 per share and a par value of $0.001 per share, all of which were retained by Castor after the Spin-Off, and (iii) the issue of 40,000 Series B Preferred Shares, each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and Castor’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share. On March 7, 2023, Castor distributed all of our 9,461,009 common shares at the time on a pro rata basis to its holders of common stock. Our common shares commenced trading on March 7, 2023 on the Nasdaq Capital Market under the symbol “TORO”.

Subscription Agreement with Pani

On April 17, 2023, Toro entered into a subscription agreement with Pani, a company controlled by Toro’s Chairman and Chief Executive Officer. For a description of this and other recent equity transactions, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Transactions.”

Purchase of Series D Cumulative Perpetual Convertible Preferred Shares of Castor

On August 7, 2023, we agreed to purchase 50,000 Castor Series D Preferred Shares for aggregate cash consideration of $50.0 million. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Purchase by the Company of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor.”

Business

We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing tanker and LPG carrier vessels and provides worldwide energy seaborne transportation services for crude oil, refined petroleum products and LPG. As of the date of this Annual Report, we primarily operate in the LPG sector and maintain a fleet of one Handysize tanker vessel and four LPG carrier vessels with an aggregate cargo carrying capacity of 0.1 million dwt and an average fleet age of 9.6 years. As of December 31, 2023, our fleet comprised six vessels, made up of one Handysize tanker vessel, one Aframax/LR2 vessel and four LPG carrier vessels.

Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools. As of the date of this Annual Report, the tanker vessel in our fleet was employed in a pool and our four LPG carrier vessels were employed in period time charters. Such arrangements will be reevaluated by management on a periodic basis.

We intend to expand our fleet in the future and may acquire additional tankers and/or LPG carriers, including to replace existing vessels or vessels we have disposed of, diversify our fleet, expand our activities and reduce the average age of our fleet, and potentially, if our Board so determines, acquire vessels in other sectors, based on, in each case, our assessment of market conditions and subject to the conditions set out in the Toro Spin-Off Resolutions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third-parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”

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

Fleet Development and Vessel Capital Expenditures

In 2021, our fleet grew from zero vessels to nine vessels through the acquisition by Castor of nine tanker vessels, one of which was sold to a third-party on May 9, 2022 and delivered to that party on July 15, 2022 prior to completion of the Spin-Off. In the second and third quarters of 2023, we acquired four LPG carriers comprising our newly established LPG carrier segment. Between the second and fourth quarters of 2023, we completed the sales of six of our tanker vessels to third-parties due to attractive purchase terms offered by these buyers. This included one of the two Handysize vessels then comprising our Handysize segment and all six of the seven Aframax/LR2 vessels then comprising our Aframax/LR2 segment. On January 24, 2024, we have completed the sale of the M/T Wonder Sirius, the sole remaining Aframax/LR2 tanker comprising our Aframax/LR2 segment. For further information on these vessel acquisitions and the financing transaction associated with certain of these vessel acquisitions, see “—B. Business Overview—Our fleet” and Notes 5, 6 and 18 to our Consolidated Financial Statements included in this Annual Report.

As of the date of this Annual Report, all of our vessels are equipped with a ballast water treatment system (“BWTS”). During the period ended December 31, 2021 and the years ended December 31, 2022 and 2023, we made capital expenditures of $1.2 million, $0.3 million and $0.8 million, respectively, for the installation of BWTS on our vessels.

B.	Business Overview

During the period ended December 31, 2021 and the years ended December 31, 2022 and 2023, we operated tanker vessels that engaged in the worldwide transportation of crude oil and refined petroleum products using our Aframax/LR2 tankers, which transport crude oil, and Handysize tankers, which transport refined petroleum products and, from their first acquisition in the second quarter of 2023, we operated 5,000 cbm LPG carriers, which transport liquefied petroleum gas. As a result of the different characteristics of such LPG carriers in relation to our other two operating segments, we determined that, with effect from the second quarter of 2023, we operated in three reportable segments: (i) Aframax/LR2 tanker segment, (ii) Handysize tanker segment and (iii) LPG carrier segment. The reportable segments reflect our internal organization and the way our chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of LPG, refined petroleum products and crude oil differs.

We do not disclose geographic information relating to our segments. When we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 12 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Our Fleet

The following table summarizes key information about our fleet as of February 29, 2024:
Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Handysize Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carrier Segment
LPG Dream Terrax	4,743	2020	Japan	Time Charter Period	310,000 per month	August 2024	August 2025
LPG Dream Arrax	4,753	2015	Japan	Voyage(2)	$1,080,000 lump sum	April 2024(3)	N/A
LPG Dream Syrax	5,158	2015	Japan	Time Charter Period	308,500 per month	April 2024	May 2024
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period (4)	314,950 per month	March 2025	March 2026

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
After redelivery from the current charter, estimated to take place on April 26, 2024, in accordance with the prevailing charter party terms, the vessel has been fixed at a gross charter rate equal to $323,000 per month for a period of minimum 12 to maximum 24 months.

(3)	Estimated completion date of voyage.
(4)
In accordance with the prevailing charter party, on January 31, 2024, the vessel has been fixed for a period of minimum 12 to maximum 24 months, at a gross charter rate equal to $318,000 per month, starting from March 22, 2024.

Chartering of our Fleet

We intend to actively market our tanker fleet, which comprised one vessel as of February 29, 2024, predominantly in pool arrangements but may also enter into spot voyage market and/or time charter contracts in order to secure optimal employment in the tanker shipping market. With regard to our LPG carrier fleet, which comprised four vessels as of February 29, 2024, we intend mainly to employ our LPG carrier vessels in period time charter contracts, while evaluating the conditions and taking advantage of some spot voyages upon redelivery from period time charters if spot market conditions are favorable.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for crude oil and oil products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the tanker shipping market. Industry downturns relating to the products that our vessels transport could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ more of our vessels in the spot market under time charter trip contracts, voyage charter contracts and/or pooling arrangements.

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

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months to, sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to 12 months and, in isolated cases, on longer terms depending on market conditions. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Under our time charter agreements, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts.

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

For further information on our charters and charter terms, please refer to “Item 5. Operation and Financial Results Review—A. Operating Results—Hire Rates and the Cyclical Nature of the Industry.”

Management of our Business

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company, except for the M/T Wonder Mimosa, which Castor Ships has directly provided technical management services to since June 7, 2023. Castor Ships pays, at its own expense, these technical management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

In exchange for the above management services, we and our subsidiaries pay Castor Ships (i) following an inflation-based adjustment effective July 1, 2023, a (A) flat quarterly management fee in the amount of $0.8 million for the management and administration of our business and (B) daily fee of $1,039 per vessel for the provision of ship management services under separate ship management agreements entered into by our shipowning subsidiaries, (ii) a commission of 1.25% on all gross income received from the operation of our vessels and (iii) a commission of 1% on each consummated sale and purchase transaction.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Environmental and Other Regulations in the Shipping Industry

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, regional, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety, health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates and approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker, containers, LPG and LNG carriers, among other vessels, and includes six Annexes, each of which regulates a different source of pollution. Annex I relates to operational or accidental oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997. New emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air emissions from vessels. Effective May 2005, Annex VI sets limits on sulfur dioxide, nitrogen oxide and other emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone-depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special emission control areas to be established with more stringent limits on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur dioxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its seventieth session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships not equipped with exhaust gas cleaning systems were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this Annual Report, our vessels are not equipped with scrubbers and we have transitioned to burning IMO compliant fuels.

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

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. Currently, as four of the five vessels in our current fleet were built prior to 2016, they are not affected by Tier III requirements from an operational perspective. The LPG Dream Terrax was built after January 1, 2016 but has not complied with Tier III requirements since the date of its construction and therefore is not trading and cannot be trading in USA. Our LPG carrier vessels are also subject to and currently in compliance with Tier II NOx, which regulates nitrogen dioxide emissions from vessels built on or after January 1, 2011, while our Handysize vessel is subject to and currently in compliance with Tier I NOx requirements. However, we may acquire additional vessels that are subject to Tier II or Tier III NOx in the future and/or additional trading restrictions could be imposed upon vessels that are currently in compliance with Tier I or II NOx standards, each of which may cause us to incur additional capital expenses and/or other compliance costs.

At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. The 2023 IMO GHG Strategy seeks a reduction in carbon intensity of international shipping as an average across international shipping, by at least 40% by 2030. Related measures are discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.

In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce carbon intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, methanol, LNG, LPG and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have high future environmental compliance costs with untested technology.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new European Union Emissions Trading Scheme (“EU ETS”) regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommended provisions. The Polar Code applies to new ships constructed after January 1, 2017, and from January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

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

Fuel Regulations in Arctic Waters

MEPC 76 adopted amendments to MARPOL Annex I (addition of a new regulation 43A) to introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The prohibition will cover the use and carriage for use as fuel of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Ships engaged in securing the safety of ships, or in search and rescue operations, and ships dedicated to oil spill preparedness and response are exempt. Ships which meet certain construction standards with regard to oil fuel tank protection would need to comply on and after July 1, 2029.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. To date we have made $2.3 million in capital expenditures relating to the installation of BWTS on our vessels. For further information on these installations, see “—A. History and Development of the Company—Fleet Development and Vessel Capital Expenditures.”

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

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships’ bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

OPA contains statutory caps on liability and damages but such caps do not apply to direct clean-up costs. Effective December 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. However, these limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2023, the BSSE issued a final Well Control Rule which revises or rescinds certain modifications that were made in the 2019 rule. The effects of these proposals and changes are currently unknown. On January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. On April 18, 2022 the Bureau of Land Management resumed oil and gas leasing on a much reduced basis and, in September 2023, a record low of just three offshore lease sales over the next five years were unveiled. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of the EPA’s promulgation of standards. Though the EPA issued a notice of proposed rulemaking in October 2020 and a supplemental notice of proposed rulemaking in October 2023 (whose comment period closed on December 18, 2023), as of December 31, 2023, the EPA has not promulgated a final rule on new discharge standards and the USCG has not developed implementation, compliance and enforcement regulations. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of additional ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.

The California Air Resources Board regulation for reducing emissions from diesel auxiliary engines on ships while at-berth is applicable for container vessels from January 1, 2023. Effective January 1, 2025, every dry bulk carrier and oil tanker vessel approaching California ports must be also equipped with shore power supply.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, with certain exceptions for warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except in the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. This will require shipowners to buy permits to cover these emissions. On July 14, 2021, the EU Commission proposed legislation to amend the EU ETS to include shipping emissions which was phased in beginning in 2023. In January 2024, EU ETS was extended to cover carbon dioxide emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, regardless of the flag they fly.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but the Trump administration withdrew from the Paris Agreement effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump sought to eliminate elements of the EPA’s plan to cut greenhouse gas emissions and rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration directed the EPA to publish rules suspending, revising or rescinding certain of these regulations. The EPA and/or individual U.S. states could enact additional environmental regulations that would affect our operations.

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

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Furthermore, costs of vessel security measures have been affected by the geopolitical conflicts in the Middle East and maritime incidents in and around the Red Sea, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting Israeli and US-linked ships, as well as Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Det Norske Veritas, Nippon Kaiji Kyokai, etc.).

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, war risk insurance, freight and demurrage and defense insurance for all vessels in our fleet. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles. We do not have and do not expect to obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels. In certain instances where our vessels are participating in a pool transit through high-risk areas, the pool operator arranges for kidnap and ransom loss of hire insurance for a specified duration on our behalf.

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

Competition

We operate in markets that are highly competitive, particularly in the tanker industry where ownership of tanker vessels is highly fragmented. The LPG carrier market is also moderately fragmented in terms of ownership. Although we believe that at the present time no single company has a dominant position in the markets in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.

The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. In the LPG carrier sector, we may compete with LPG distributors and traders who use their fleets not only to transport their own LPG, but also to transport LPG for third-party charterers in direct competition with independent owners and operators. Demand for tanker and LPG carrier vessels fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such products.

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

Seasonality

Based on the Company’s historical data and industry trends, we expect demand for our tanker and LPG carrier vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. In particular, the LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Similarly, tanker freight rates tend to perform stronger in the first and fourth quarters of the year, driven by higher demand for oil products in the winter months in the Northern hemisphere, though this seasonal pattern has somewhat weakened in recent years due to an increasing proportion of oil product demand originating from Asia, which is less affected by seasonal consumption patterns. These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the tanker and LPG shipping sector in which we operate could materially affect our operating results and cash flows.

C.	Organizational Structure

We were incorporated by Castor in the Republic of the Marshall Islands on July 29, 2022, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

We own no properties other than our vessels. For a description of our fleet, please see “B. Business Overview—Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the financial condition and results of operations of the Company for the year ended December 31, 2022, and December 31, 2023. You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements included in “Item 18. Financial Statements.” Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” Refer to the section captioned “Cautionary Statement Regarding Forward-Looking Statements” for further discussion of such events, risks and uncertainties. All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2022, compared to the period ended December 31, 2021, please see “—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2022 as compared to period ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 8, 2023.

A.	Operating Results

In the second quarter of 2023, we established our LPG carrier operations through the acquisition of two LPG carrier vessels. As a result, as of December 31, 2023, we operated in three reportable segments: (i) the Aframax/LR2 tanker segment, (ii) the Handysize tanker segment and (iii) the LPG carrier segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas, refined petroleum products and crude oil differs.

Following completion of the sale of the M/T Wonder Sirius in January 2024, the Company no longer has any Aframax/LR2 vessels and management has determined that, with effect from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea;

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

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in this Annual Report and “Risk Factors” herein.

Hire Rates and the Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire and freight rates at which we are able to fix our vessels and the pool rates we earn from the pool arrangements. The shipping industry is cyclical with attendant volatility in rates and, as a result, profitability. The tanker shipping sector has been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

The degree of charter rate volatility among different types of tanker and LPG carrier vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the crude oil, refined petroleum products and liquefied petroleum gas carried by oceangoing vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.

Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues on a standalone basis for the year ended December 31, 2023 consisted predominantly of hire earned by our vessels participating in pools, as well as revenue earned under time charter contracts and voyage charter contracts. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

The year ended December 31, 2023 was one of the best years for spot crude tanker trades since 2000. Deadweight carrying capacity of the tanker fleet increased by approximately 1.9% in 2023, as compared to 4.1% in 2022, while demand in terms of tonne miles for crude oil and oil products in 2023 is estimated to have grown by 6.8% and 10.3%, respectively, and is expected to continue growing at a robust pace in 2024. The tanker spot charter market has seen significant volatility throughout 2023, with rates rising from $47,913 per day in January 2023 to $68,437 per day in March 2023 before declining to a low of $23,606 per day in September 2023 and ending the year at $43,637 per day in December 2023. Volatility in charter rates in the tanker market may affect the value of tanker vessels, which occasionally follow the trends of tanker charter rates, and similarly affects our earnings, cash flows and liquidity.

In comparison to the spot market average, LPG 5,000 cbm rates have shown little volatility in 2023, as charter rates ranged from a low of $10,028 per day in January 2023 to a high of $10,356 per day in June 2023, after which rates remained roughly the same until year end. There has been a slight increase in time charter rates of around 1.7% in 2023 in the regions from the Red Sea to the Indian, North and South Pacific Oceans and 6.3% in 2023 in the regions from the Mediterranean and Adriatic Seas to the Baltic Sea, North and South Atlantic Oceans compared to last year. In 2022 and 2023, the deadweight carrying capacity of the small LPG carrier vessels is estimated to have increased by 4% annually in each of the two periods.

Our future gross revenues may be affected by our commercial strategy, including decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements. See Note 13 to our Consolidated Financial Statements included elsewhere in this Annual Report for a breakdown of revenues per category.

Employment and operation of our fleet

Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-managers’ ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers’ business, our customer base is currently concentrated to a small number of charterers and pool managers. The breadth of our customer base has historically had an impact on the profitability of our business and in the year ended December 31, 2023, 81% of our revenues were earned on pool arrangements entered into with two pool managers. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

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

We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For a description of these types of chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

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

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to the Ship Management Agreements.

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

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following tables reconcile our consolidated and per segment Daily TCE Rate and our consolidated EBITDA to the most directly comparable GAAP measures and present operational metrics of the Company on a consolidated basis and per operating segment for the periods presented (amounts in U.S. dollars, except for utilization and days). We entered the LPG carrier business in the second quarter of 2023 and, accordingly, no comparative financial information exists for the year ended December 31, 2022.

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Year ended December 31,	Year ended December 31,
	2022	2023
Total vessel revenues	$111,885,865	$78,468,574
Voyage expenses – including commissions to related party	(29,319,414)	(4,444,716)
TCE revenues	$82,566,451	$74,023,858
Available Days	3,037	2,734
Daily TCE Rate	$27,187	$27,075

Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment

	Year ended December 31,	Year ended December 31,
	2022	2023
Total vessel revenues	$96,248,212	$56,163,961
Voyage expenses – including commissions to related party	(29,100,348)	(1,939,564)
TCE revenues	$67,147,864	$54,224,397
Available Days	2,307	1,355
Daily TCE Rate	$29,106	$40,018

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Year ended December 31,	Year ended December 31,
	2022	2023
Total vessel revenues	$15,637,653	$15,611,872
Voyage expenses – including commissions to related party	(219,066)	(198,730)
TCE revenues	$15,418,587	$15,413,142
Available Days	730	642
Daily TCE Rate	$21,121	$24,008

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment

Year ended December 31,
2023
Total vessel revenues	$6,692,741
Voyage expenses – including commissions to related party	(2,306,422)
TCE revenues	$4,386,319
Available Days	737
Daily TCE Rate	$5,952

Operational Metrics — Consolidated

	Year ended December 31,	Year ended December 31,
	2022	2023
Daily vessel operating expenses	$6,969	$7,331
Ownership Days	3,115	2,876
Available Days	3,037	2,734
Operating Days	3,028	2,650
Fleet Utilization	100%	97%
Daily TCE Rate	$27,187	$27,075
EBITDA	$58,881,032	$144,719,062

Operational Metrics — Aframax/LR2 Tanker Segment

	Year ended December 31,	Year ended December 31,
	2022	2023
Daily vessel operating expenses	$7,290	$8,041
Ownership Days	2,385	1,454
Available Days	2,307	1,355
Operating Days	2,298	1,325
Fleet Utilization	100%	98%
Daily TCE Rate	$29,106	$40,018

Operational Metrics — Handysize Tanker Segment

	Year ended December 31,	Year ended December 31,
	2022	2023
Daily vessel operating expenses	$5,921	$7,539
Ownership Days	730	685
Available Days	730	642
Operating Days	730	635
Fleet Utilization	100%	99%
Daily TCE Rate	$21,121	$24,008

Operational Metrics — LPG Carrier Segment

Year ended December 31,
2023
Daily vessel operating expenses	$5,738
Ownership Days	737
Available Days	737
Operating Days	690
Fleet Utilization	94%
Daily TCE Rate	$5,952

Reconciliation of EBITDA to Net (loss)/income – Consolidated

	Year ended December 31,	Year ended December 31,
	2022	2023
Net income	$49,926,383	140,636,993
Depreciation and amortization	7,294,476	6,839,702
Interest and finance costs, net(1)	699,992	(3,108,300)
U.S. source income taxes	960,181	350,667
EBITDA	$58,881,032	$144,719,062

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Year ended December 31, 2023, as compared to the year ended December 31, 2022

	Year ended December 31, 2022	Year ended December 31, 2023	Change –amount
Total vessel revenues	$111,885,865	$78,468,574	$(33,417,291)
Expenses:
Voyage expenses (including commissions to related party)	(29,319,414)	(4,444,716)	24,874,698
Vessel operating expenses	(21,708,290)	(21,084,635)	623,655
Management fees to related parties	(2,833,500)	(3,153,660)	(320,160)
Depreciation and amortization	(7,294,476)	(6,839,702)	454,774
General and administrative expenses (including costs from related parties)	(2,093,347)	(5,357,265)	(3,263,918)
(Provision)/ recovery of provision for doubtful accounts	(266,732)	266,732	533,464
Gain on sale of vessels	3,222,631	99,026,692	95,804,061
Operating income	$51,592,737	$136,882,020	85,289,283
Interest and finance costs, net(1)	(699,992)	3,108,300	3,808,292
Foreign exchange losses	(6,181)	(23,493)	(17,312)
Dividend income from related party	—	1,020,833	1,020,833
Income taxes	(960,181)	(350,667)	609,514
Net income and comprehensive income	$49,926,383	$140,636,993	$90,710,610

(1)	Includes interest and finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, decreased to $78.5 million in the year ended December 31, 2023, from $111.9 million in the same period in 2022. This decrease of $33.4 million was largely driven by the decrease in the Available Days of our fleet to 2,734 days in the year ended December 31, 2023, from 3,037 days in the corresponding period in 2022, as the result of the sale of the (i) M/T Wonder Arcturus on July 15, 2022, (ii) M/T Wonder Bellatrix on June 22, 2023, (iii) M/T Wonder Polaris on June 26, 2023, (iv) M/T Wonder Musica on July 6, 2023, (v) M/T Wonder Avior on July 17, 2023, (vi) M/T Wonder Formosa on November 16, 2023 and (vii) M/T Wonder Vega on December 21, 2023, partly offset by the acquisition of (i) LPG Dream Terrax on May 26, 2023, (ii) LPG Dream Arrax on June 14, 2023, (iii) LPG Dream Syrax on July 18, 2023 and (iv) LPG Dream Vermax on August 4, 2023. During the year ended December 31, 2023, our fleet earned on average a Daily TCE Rate of $27,075, compared to an average Daily TCE Rate of $27,187 earned during the same period in 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated” above for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for our fleet decreased by $24.9 million, to $4.4 million in the year ended December 31, 2023, from $29.3 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in expenses associated with our vessels’ commercial employment arrangements, as during the year ended December 31, 2023, seven of our eight tanker vessels operated under pool agreements pursuant to which our pool operators bear bunker consumption costs and port expenses, resulting in a substantial decrease in such expenses as compared to the year ended December 31, 2022, during which our Aframax/LR2 tanker segment operated predominantly under voyage charters under which we bore bunker consumption costs and port expenses. It was also due to the reduction of Ownership Days of our fleet, to 2,876 days in the year ended December 31, 2023 from 3,115 days in the same period in 2022 due to the decrease of the average number of operating vessels to 7.9 vessels in the year ended December 31, 2023 from 8.5 vessels in the same period of 2022.

Vessel Operating Expenses

The decrease in vessel operating expenses by $0.6 million, to $21.1 million in the year ended December 31, 2023, from $21.7 million in the same period of 2022, mainly reflects the decrease in the Ownership Days of our fleet, partly offset by the increase in the daily vessel operating expenses to $7,331 in the year ended December 31, 2023, from $6,969 in the same period in 2022, due to additional expenses related to the engagement of new third party manager subcontracted to technically manage a number of our vessels.

Management Fees

The increase in management fees by $0.3 million, to $3.1 million in the year ended December 31, 2023, from $2.8 million in the same period of 2022, mainly reflects the (i) increase in management fees from $850 per vessel per day to $975 per vessel per day following entry by the Toro Subsidiaries into the Amended and Restated Master Management Agreement with effect from July 1, 2022, (ii) increased management fees with effect from July 1, 2023, from $975 per vessel per day to $1,039 per vessel per day which were adjusted for inflation in accordance with the terms of the Master Management Agreement and (iii) entry into new management agreements on April 26, 2023 with Castor Ships S.A. for our four LPG carriers, which are effective from the date of the purchase agreements, partially offset by the decrease in the Ownership Days of our fleet.

Depreciation and Amortization

Depreciation expenses for our fleet decreased to $5.6 million in the year ended December 31, 2023, from $6.6 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $1.2 million for the year ended December 31, 2023, compared to a charge of $0.7 million in the year ended December 31, 2022. This increase in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days from 563 days in the year ended December 31, 2022, to 870 dry-dock amortization days in the year ended December 31, 2023.

General and Administrative Expenses

General and administrative expenses in the year ended December 31, 2023, amounted to $5.4 million, whereas, in the same period in 2022, general and administrative expenses totaled $2.1 million. This increase of $3.3 million is mainly associated with (i) the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $1.2 million and (ii) a $2.6 million flat vessel management fee for the period from March 7, 2023 through December 31, 2023. The flat vessel management fee was increased from $0.75 million to $0.8 million, in accordance with the terms of Master Management Agreement with effect from July 1, 2023.  For the year ended December 31, 2022, and for the period from January 1, 2023 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Gain on sale of vessels

On June 22, 2023, we concluded the sale of the M/T Wonder Bellatrix which we sold, pursuant to an agreement dated May 12, 2023, for cash consideration of $37.0 million. The sale resulted in net proceeds to the Company of $35.8 million and the Company recorded a net gain on the sale of $19.3 million in the second quarter of 2023. On June 26, 2023, we concluded the sale of the M/T Wonder Polaris which we sold, pursuant to an agreement dated May 18, 2023, for cash consideration of $34.5 million. The sale resulted in net proceeds to the Company of $33.3 million and the Company recording a net gain on the sale of $21.3 million in the second quarter of 2023. On July 6, 2023, we concluded the sale of the M/T Wonder Musica which we sold, pursuant to an agreement dated June 15, 2023, for cash consideration of $28.0 million. The sale resulted in net proceeds to the Company of $27.2 million and the Company recording a net gain on the sale of $16.1 million in the third quarter of 2023. On July 17, 2023, we concluded the sale of the M/T Wonder Avior which we sold, pursuant to an agreement dated April 28, 2023, for cash consideration of $30.1 million. The sale resulted in net proceeds to the Company of $29.1 million and the Company recording a net gain on the sale of $17.6 million in the third quarter of 2023. On November 16, 2023, we concluded the sale of the M/T Wonder Formosa which we sold, pursuant to an agreement dated September 1, 2023, for cash consideration of $18.0 million. The sale resulted in net proceeds to the Company of $17.2 million and the Company recording a net gain on the sale of $8.2 million in the fourth quarter of 2023. On December 21, 2023, we concluded the sale of the M/T Wonder Vega which we sold, pursuant to an agreement dated September 5, 2023, for cash consideration of $31.5 million. The sale resulted in net proceeds to the Company of $30.3 million and the Company recording a net gain on the sale of $16.5 million in the fourth quarter of 2023.

Interest and finance costs, net

Interest and finance costs, net amounted to $(3.1) million in the year ended December 31, 2023, whereas in the same period of 2022, interest and finance costs, net amounted to $0.7 million. This variation is mainly due to higher cash balances compared to the same period of 2022 and the increase in interest income for the year ended December 31, 2023 on our available cash, which more than offset an increase in the weighted average interest rate on our long-term debt from 4.9% in the year ended December 31, 2022 to 8.1% in the same period of 2023.

Year ended December 31, 2023, as compared to the year ended December 31, 2022 — Aframax/LR2 Tanker Segment

	Year ended December 31, 2022	Year ended December 31, 2023	Change –amount
Total vessel revenues	$96,248,212	$56,163,961	$(40,084,251)
Expenses:
Voyage expenses (including commissions to related party)	(29,100,348)	(1,939,564)	27,160,784
Vessel operating expenses	(17,386,009)	(11,691,675)	5,694,334
Management fees to related parties	(2,167,000)	(1,443,009)	723,991
Depreciation and amortization	(5,889,352)	(3,475,084)	2,414,268
(Provision )/ recovery of provision for doubtful accounts	(266,732)	266,732	533,464
Gain on sale of vessels	3,222,631	90,800,434	87,577,803
Segment operating income	$44,661,402	$128,681,795	$84,020,393

Total vessel revenues

Total vessel revenues, net of charterers’ commissions, for our Aframax/LR2 tanker segment amounted to $56.2 million in the year ended December 31, 2023, as compared to $96.2 million in the same period of 2022. This decrease of $40.0 million is mainly due to the decrease in the Available Days of our Aframax/LR2 vessels in our fleet to 1,355 days in the year ended December 31, 2023, from 2,307 days in the corresponding period in 2022, as the result of the sale of the (i) M/T Wonder Arcturus on July 15, 2022, (ii) M/T Wonder Bellatrix on June 22, 2023, (iii) M/T Wonder Polaris on June 26, 2023, (iv) M/T Wonder Musica on July 6, 2023 , (v) M/T Wonder Avior on July 17, 2023 and (vi) M/T Wonder Vega on December 21, 2023, partially offset by the improved Aframax/LR2 tanker market charter rates, as compared to the corresponding period in 2022. During the year ended December 31, 2023, our Aframax/LR2 tanker fleet earned an average Daily TCE Rate of $40,018, compared to an average Daily TCE Rate of $29,106 earned in the same period of 2022. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment” above for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker segment amounted to $1.9 million and $29.1 million in the year ended December 31, 2023, and the same period of 2022, respectively. This decrease of $27.2 million is mainly associated with our Aframax/LR2 vessels, including the vessels sold during the period, operating mostly under pool agreements during the year ended December 31, 2023, under which our pool operators bear bunker consumption and port expenses, whereas, in the corresponding period in 2022, our Aframax/LR2 tanker fleet operated mostly under voyage charters, under which we bear all voyage expenses, including bunkers and port expenses.

Vessel Operating Expenses

The decrease in Operating expenses by $5.7 million, to $11.7 million in the year ended December 31, 2023, from $17.4 million in the same period in 2022, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 vessels to 1,454 days in the year ended December 31, 2023 from 2,385 days in the same period in 2022.

Management Fees

The decrease in Management fees by $0.7 million, to $1.4 million in the year ended December 31, 2023, from $2.1 million in the same period in 2022, mainly reflects the decrease in the Ownership Days of our Aframax/LR2 tanker fleet, partially offset by (i) an increase in management fees from $850 per vessel per day to $975 per vessel per day following entry by the Toro Subsidiaries into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and (ii) the further inflation-based adjustment in management fees that was effected on July 1, 2023 under the Master Management Agreement, which is discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker segment decreased to $2.8 million in the year ended December 31, 2023, from $5.5 million in the same period in 2022, as a result of the decrease in the Ownership Days of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges in the year ended December 31, 2023 of $0.7 million relate to the amortization of the M/T Wonder Musica, M/T Wonder Avior, M/T Wonder Vega and M/T Wonder Sirius in this period, as the vessels underwent their scheduled dry-docking repairs during the second quarter of 2022, the fourth quarter of 2022, the third quarter of 2023 and the fourth quarter of 2023, respectively. Dry-dock and special survey amortization charges amounted to $0.4 million in the same period of 2022, related only to the amortization of the M/T Wonder Musica.

Gain on sale of vessels

Refer to discussion under ‘‘—Consolidated Results of Operations—Gain on sale of vessels” above for details on the sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega.

Year ended December 31, 2023, as compared to the year ended December 31, 2022— Handysize Tanker Segment

	Year ended December 31, 2022	Year ended December 31, 2023	Change –amount
Total vessel revenues	$15,637,653	$15,611,872	$(25,781)
Expenses:
Voyage expenses (including commissions to related party)	(219,066)	(198,730)	20,336
Vessel operating expenses	(4,322,281)	(5,164,248)	(841,967)
Management fees to related parties	(666,500)	(688,547)	(22,047)
Depreciation and amortization	(1,405,124)	(1,490,577)	(85,453)
Gain on sale of vessels	-	8,226,258	8,226,258
Segment operating income	$9,024,682	$16,296,028	$7,271,346

Total Vessel revenues

Total vessel revenues, net of charterers’ commissions for our Handysize tanker segment amounted to $15.6 million in the year ended December 31, 2023, unchanged versus the same period in 2022. That was the result of the improvement in the Handysize tanker market relative to the same period in 2022, reflected in the increase in the Handysize fleet average Daily TCE Rate to $24,008 in the year ended December 31, 2023 from $21,121 in the same period in 2022, offset by the decrease in the Available Days of our Handysize vessels in our fleet to 642 days in the year ended December 31, 2023, from 730 days in the corresponding period in 2022, as a result of the sale of M/T Wonder Formosa on November 16, 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “-Daily TCE Rate” and “-Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment” above for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage Expenses amounted to $0.2 million for our Handysize tanker segment in the year ended December 31, 2023 and in the same period in 2022, reflecting increased brokerage commissions paid to a related party due to the improvement in the Handysize tanker market in 2023 compared to 2022 as discussed above, offset by the decrease of the Ownership Days of our Handysize tanker fleet in 2023 compared to 2022.

Vessel Operating Expenses

The increase in operating expenses for our Handysize tanker segment by $0.9 million, to $5.2 million in the year ended December 31, 2023, from $4.3 million in the corresponding period of 2022, mainly reflects increased crewing expenses and the additional expenses related to the change of the third party managers which are subcontracted to technically manage a number of our vessels, partially offset by the decrease of the Ownership Days of our Handysize tanker fleet to 685 days in the year ended December 31, 2023, from 730 days in the corresponding period in 2022.

Management Fees

Management fees amounted to $0.7 million for our Handysize tanker segment in the year ended December 31, 2023 and in the same period in 2022, as a result of the increased management fees following entry by the Toro Subsidiaries into the Amended and Restated Master Management Agreement with effect from July 1, 2022 and the inflation-based adjustment in management fees that was effected on July 1, 2023, under the Master Management Agreement, which is discussed in more detail under “—Consolidated Results of Operations—Management Fees”, offset by the decrease of the Ownership Days of our Handysize tanker fleet.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker segment decreased to $1.0 million in the year ended December 31, 2023 from $1.1 million in the same period in 2022, as a result of the decrease in the Ownership Days of our Handysize tanker fleet. Dry-dock amortization charges in the year ended December 31, 2023 and the same period of 2022 amounted to $0.5 million and $0.3 million, respectively, and this increase of $0.2 million relates to the M/T Wonder Formosa which underwent its scheduled dry-dock and special survey in the first quarter of 2023.

Gain on sale of vessels

Refer to discussion under “—Consolidated Results of Operations—Gain on sale of vessels” above for details on the sale of the M/T Wonder Formosa.

Year ended December 31, 2023— LPG Carrier Segment

We entered the LPG business in the second quarter of 2023 and, accordingly, no comparative financial information exists for the year ended December 31, 2022.

Year ended December 31, 2023
Total vessel revenues	$6,692,741
Expenses:
Voyage expenses (including commissions to related party)	(2,306,422)
Vessel operating expenses	(4,228,712)
Management fees to related parties	(1,022,104)
Depreciation and amortization	(1,874,041)
Segment Operating loss	$(2,738,538)

Total Vessel revenues

Total vessel revenues for our LPG carrier segment amounted to $6.7 million in the year ended December 31, 2023. During the year ended December 31, 2023, we owned on average 2.0 LPG carriers that earned a Daily TCE Rate of $5,952 . Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment” above for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both our LPG carriers were engaged in voyage charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $2.3 million relating to the voyage charters in the year ended December 31, 2023, mainly comprised bunkers’ consumption costs and port expenses.

Vessel Operating Expenses

Operating expenses for our LPG carrier segment amounted to $4.2 million in the year ended December 31, 2023, mainly comprised crew wages costs, stores, spares and insurance costs.

Management Fees

Management fees for our LPG carrier segment amounted to $1.0 million in the year ended December 31, 2023.

Depreciation and Amortization

Depreciation and amortization expenses amounted to $1.9 million in the year ended December 31, 2023 and exclusively relate to vessels’ depreciation for the period during which we owned them.

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

For the year ended December 31, 2023, our principal sources of funds were cash from operations and the net proceeds from (i) the sale of six vessels of our fleet and (ii) the issuance of common shares pursuant to the subscription agreement with Pani, as discussed below under “—Equity Transactions.”

As of December 31, 2023, and December 31, 2022, we had cash and cash equivalents of $155.2 million and $41.8 million, respectively, which excludes $0.4 million and $0.7 million of restricted cash in each period under our debt agreements, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Two of our subsidiaries, Rocket Shipping Co. and Gamora Shipping Co., entered into an $18.0 million term loan facility on April 27, 2021. In connection with the Spin-Off, we amended this facility and Toro replaced Castor as guarantor for it. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement” below. As of December 31, 2023, we had $5.3 million of gross indebtedness outstanding under this facility, of which $1.3 million was due to mature in the year ending December 31, 2024. As of December 31, 2023, we were also in compliance with all the financial and liquidity covenants contained in our debt agreement. The outstanding principal balance of $5.3 million on this facility was prepaid on January 25, 2024 following the completion of the sale of M/T Wonder Sirius and we no longer have any outstanding indebtedness under any facility as of the date of this Annual Report.

Working capital is equal to current assets minus current liabilities. As of December 31, 2023 and December 31, 2022, we had a working capital surplus of $157.3 million and $48.2 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from December 31, 2023, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period and for the foreseeable future.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

As noted above, routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances, and/or additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, both of which could lower our available cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our growth strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”

For a discussion of our management agreements with our related-party manager and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies). We currently finance our capital expenditures using cash from operations and debt financing and expect to continue to do so in the future, though in the future, we may also utilize, subject to market conditions, further debt financing and equity issuances as a source of funding. As of December 31, 2023 and as of the date of this Annual Report, we did not have any commitments for capital expenditures related to vessel acquisitions.

A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. Such events could have a material adverse effect on our business, financial condition, and operating results.

Equity Transactions

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off, on March 7, 2023 Toro issued to Castor (i) 9,461,009 common shares with one vote per share, and (ii) 140,000 Series A Preferred Shares, with a stated value of $1,000 and par value of $0.001 per share, and no voting power, and issued to Pelagos, a company controlled by Toro’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares.

On April 17, 2023, Toro entered into a subscription agreement with Pani, a company controlled by Toro’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19,465,000, less issuance costs of $817,764 and was approved by a special committee of our disinterested and independent directors. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The terms of the subscription agreement were negotiated and approved by a special committee of our disinterested and independent directors. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

On September 6, 2023, our Board adopted an Equity Incentive Plan (the “Equity Incentive Plan”) under which directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, are eligible to receive awards including (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock unit, (e) dividend equivalents, (f) cash awards, (g) unrestricted stock and (h) other equity-based or equity-related Awards. The Equity Incentive Plan is administered by the Company’s board of directors and the aggregate number of common shares that may be issued with respect to awards granted under the Equity Incentive Plan cannot exceed the 2,000,000 common shares. The Company’s board of directors may terminate the Equity Incentive Plan at any time. On September 28, 2023, a total of 1,240,000 restricted common shares had been granted under the Equity Incentive Plan to directors, officers and non-employees. The fair value of each restricted share was $5.83, based on the latest closing price of our common shares on the grant date. Non-vested restricted common shares granted under the Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited. See also “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On November 6, 2023, our Board approved a share repurchase program (the “Repurchase Program”), authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Shares may be repurchased pursuant to the Repurchase Program in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases is determined by management at its discretion and depends upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization does not obligate the Company to acquire any specific number of common shares. During the year ended December 31, 2023, the Company repurchased under the Repurchase Program 222,600 common shares in open market transactions for aggregate consideration of approximately $1.0 million. On December 27, 2023, 179,251 repurchased common shares were cancelled and were removed from the Company’s share capital. The remaining 43,349 repurchased common shares have been classified as treasury shares as they were not cancelled as of December 31, 2023. See also “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons” for further information regarding the number of common shares repurchased under the Repurchase Program in the year ended December 31, 2023.

Our Borrowing Activities

As of December 31, 2023 and December 31, 2022, $5.3 million and $13.3 million, respectively, of gross indebtedness was outstanding under our $18.0 million term loan facility attributable to our Aframax/LR2 segment. On January 25, 2024, the outstanding principal amount of $5.3 million under this facility was prepaid using part of the proceeds of the sale of the M/T Wonder Sirius, which served as security under the facility.

As of December 31, 2023, and December 31, 2022, we were in compliance with all the financial and liquidity covenants contained in this debt agreement.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the year ended December 31, 2023 and the year ended December 31, 2022:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2023
Net cash provided by operating activities	41,538,177	56,126,319
Net cash provided by investing activities	11,788,681	50,706,251
Net cash (used in)/ provided by financing activities	(16,510,675)	6,273,237

Operating Activities: Net cash provided by operating activities amounted to $56.1 million for the year ended December 31, 2023, consisting of net income of $140.6 million, with non-cash adjustment for the aggregate gain on sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior, M/T Wonder Formosa and M/T Wonder Vega of $99.0 million, non-cash adjustments related to depreciation and amortization of $6.9 million, amortization of deferred finance charges of $0.1 million, a payment of dry-dock costs of $3.5 million, stock compensation cost of $1.3 million and a net decrease of $9.7 million in working capital which mainly derived from a decrease in accounts receivable by $6.5 million, an increase in ‘Due from/to related parties’ by $3.8 million and a decrease in prepaid expenses by $4.2 million. For the year ended December 31, 2022, net cash provided by operating activities amounted to $41.5 million for the year ended December 31, 2022, consisting of net income of $49.9 million, non-cash adjustments related to depreciation and amortization of $7.3 million, amortization of deferred finance charges of $0.1 million, gain on sale of the M/T Wonder Arcturus of $3.2 million, provision for doubtful accounts of $0.3 million, payment of dry-dock costs of $1.9 million, partly offset by a net increase of $11.0 million in working capital, which mainly derived from an increase in prepaid expenses by $4.8 million and an increase in accounts receivable trade by $6.8 million. The $14.6 million increase in net cash provided by operating activities in the year ended December 31, 2023, as compared with the same period of 2022, reflects mainly the increase in net income which was largely driven by the gain on sale of the aforementioned vessels.

Investing Activities: Net cash provided by investing activities in the year ended December 31, 2023 amounted to $50.7 million and mainly reflects the (i) net proceeds from the sale of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior, M/T Wonder Formosa and M/T Wonder Vega amounting to $172.9 million, partly offset by (A) vessel acquisitions of the LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax amounting to $70.7 million and (B) payments of initial vessel and BWTS installation expenses amounting to $1.5 million and (ii) purchase of 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for the purchase price of $50.0 million. Net cash provided by investing activities in the year ended December 31, 2022 amounting to $11.8 million mainly reflect the net proceeds from the sale of the M/T Wonder Arcturus amounting to $12.6 million, partly offset by the payments in the current period of prior year initial vessel and BWTS installation expenses amounting to $0.8 million.

Financing Activities: Net cash provided by financing activities during the year ended December 31, 2023 amounted to $6.3 million and relates to (i) Spin-Off expenses amounting to $2.7 million incurred by Castor on our behalf, which were reimbursed by us pursuant to the Contribution and Spin-Off Distribution Agreement entered into between us and Castor on February 24, 2023, (ii) $2.0 million of period scheduled principal repayments in connection with our $18.0 million term loan facility and $6.0 million for the early repayment of the outstanding portion of that loan secured by M/T Wonder Polaris, (iii) payment for repurchase of common shares under the Company’s share repurchase program amounting to $1.0 million and (iv) payment to Castor of a dividend on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023 amounting to $0.9 million, as more than offset by net proceeds from the issuance of 8,500,000 common shares pursuant to a subscription agreement with Pani, a company controlled by our Chairman and Chief Executive Officer, amounting to $18.7 million and a net increase in former parent company investment amounting to $0.2 million. Net cash used in financing activities during the year ended December 31, 2022 amounting to $16.5 million, relates to: (i) a net decrease in former parent company investment amounting to $13.4 million, and (ii) $3.1 million of period scheduled principal repayments in connection with our $18.0 million term loan facility.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for tanker vessels and LPG carriers are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “—A. Operating Results—Hire Rates and Cyclical Nature of the Industry.” There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability.

Due to the sale of M/T Wonder Sirius on January 24, 2024, the Company no longer has any Aframax/LR2 vessels. Consequently, management has decided that, starting from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment, comprising one vessel, and (ii) the LPG carrier segment, comprising four vessels. This change may adversely impact our future growth potential and profitability, given that, as of February 29, 2024, a number of our LPG carriers were fixed for a minimum period of 12 months at gross charter rates materially lower than the rates observed for our Aframax/LR2 and Handysize tanker vessels in the year ended December 31, 2023. See “Item 4. Information on the Company—B. Business Overview—Our Fleet” for further information regarding the terms of such charters and charter rates.

Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of products which our vessels transport and shifts in the trading patterns for such products which may continue into the future. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events could have a material adverse effect on any of the foregoing.

Furthermore, during 2023 many economies worldwide experienced inflationary pressures. For further information, see “Item 3. Key Information—D. Risk Factors—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” Such inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

E.	Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our significant accounting policies, please read Note 2 to our consolidated financial statements included in this Annual Report and “Item 18. Financial Statements” in this Annual Report.

Mezzanine equity

As discussed in Note 8 of our consolidated financial statements included elsewhere in this Annual Report, the Company has issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares.

The Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the third anniversary of their issue date and prior to the seventh anniversary of the issue date of March 7, 2023. For each quarterly dividend period commencing on or after the seventh anniversary of the issue date, the dividend rate on the Series A Preferred Shares will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided, however, that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. Dividends are subject to declaration by the Board or any authorized committee thereof and may be paid only out of legally available funds for such purpose.

Castor, a related party, is the holder of all of our issued and outstanding Series A Preferred Shares. The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chairman, Chief Executive Officer and controlling shareholder of us and Castor, who can effectively determine the timing of the redemption of the Series A Preferred Shares.

The fair value of Series A Preferred Shares on initial recognition was determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements (ASC 820). Determining the fair value of the mezzanine equity requires management to make judgments about the valuation methodologies, including the unobservable inputs and other assumptions and estimates, which are significant in the fair value measurement of mezzanine equity. For the estimation of the fair value of the mezzanine equity, we used the Black & Scholes and the discounted cash flow model and we also used significant unobservable inputs which are sensitive in nature and subject to uncertainty, such as expected volatility.

Vessel Impairment

The Company reviews for impairment on its vessels held and used whenever events or changes in circumstances (such as market conditions, obsolescence or damage to the asset, potential sales and other business plans) may result in the fair value of a vessel being less than its carrying amount indicating that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, including the value of unamortized dry-docking costs, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical, including for the reasons discussed under the headings “—Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results”, “—Charter rates for tanker vessels are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results” and “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results” in “Item 3. Key Information—D. Risk Factors”.

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

•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical one-year time charter rates available for each type of vessel) over the remaining economic life of each vessel, excluding estimated days of scheduled off-hires and net of estimated commissions;

•	the residual value of vessels;

•	commercial and technical management fees;

•	an estimated utilization rate; and

•	the remaining estimated lives of our vessels, consistent with those used in our depreciation calculations.

As of December 31, 2022 and December 31, 2023, the charter-free market value of all our vessels exceeded their carrying value. Thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. Therefore, for the years ended December 31, 2022 and 2023, this is not considered a critical accounting estimate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors. Our Board is divided into three classes of directors (Class A, Class B and Class C). Our Class A, Class B and Class C directors’ initial terms expire at the first, second and third annual meeting of shareholders held after March 7, 2023, respectively. Following the expiration of our directors initial terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office until the third succeeding annual general meeting from their election and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Concurrent with the Distribution, we appointed Petros Zavakopoulos as Class A director, Angelos Rounick Platanias as Class B director and Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officer listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	33	Chairman, Chief Executive Officer and Class C Director
Angelos Rounick Platanias	33	Secretary and Class B Director
Petros Zavakopoulos	32	Class A Director
Ioannis E. Lazaridis	56	Chief Financial Officer

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer and Class C Director

Petros Panagiotidis is the founder of Toro Corp. He has been serving as the Company’s Chairman of the Board and Chief Executive Officer since we became an independent, publicly listed company on March 7, 2023.  With his expertise in shipping and extensive experience in capital markets he navigates the Company’s strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis is the founder of Castor Maritime Inc. and since its inception in 2017, he has been serving as its Chief Executive Officer and Chief Financial Officer. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

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

The services rendered by our Chairman and Chief Executive Officer, Petros Panagiotidis, are included in the Master Management Agreement with Castor Ships and we provide no separate compensation to him. For a full description, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. We pay our non-executive directors fees in the aggregate amount of $40,000 per annum, or $20,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer, who also serves as our director, does not receive additional compensation for his service as director.

Equity Incentive Plan

On September 6, 2023, our Board adopted the Equity Incentive Plan under which directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, are eligible to receive awards including (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock unit, (e) dividend equivalents, (f) cash awards, (g) unrestricted stock and (h) other equity-based or equity-related Awards. The purpose of the Equity Incentive Plan is to provide the foregoing persons, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to enter into and remain in service to us and our affiliates and to align such person’s interests with our own and enhance long-term performance. The Equity Incentive Plan is administered by the Board and the aggregate number of common shares that may be issued with respect to awards granted under the Equity Incentive Plan cannot exceed the 2,000,000 common shares. The Board may terminate the Equity Incentive Plan at any time.

On September 28, 2023, a total of 1,240,000 restricted common shares had been granted under the Equity Incentive Plan to directors, officers and non–employees, 1,100,000 restricted common shares of which were awarded to our Chairman and Chief Executive Officer, Petros Panagiotidis, pursuant to the Equity Incentive Plan and the Restricted Stock Award Agreement, dated as of September 28, 2023, between us and Mr. Panagiotidis (the “Restricted Stock Award Agreement”). The remaining 140,000 restricted common shares were awarded to directors, officers and non–employees. The restricted common shares granted to Mr. Panagiotidis under the Restricted Stock Award Agreement are not subject to any performance conditions and will vest in full and their applicable restrictions shall lapse immediately upon (i) Mr. Panagiotidis’ death or Disability or (ii) a Change of Control, in each case as defined in the Equity Incentive Plan. The fair value of each restricted share was $5.83, based on the closing price of our common shares on the grant date. Non-vested restricted common shares granted under the Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited.

As of the date of this Annual Report, no shares have vested from the Equity Incentive Plan. Under the Restricted Stock Award Agreement, 500,000 restricted common shares awarded to Mr. Panagiotidis will vest on September 28, 2024, 300,000 restricted common shares will vest on September 28, 2025 and the remaining 300,000 restricted common shares will vest on September 28, 2026, unless the conditions for vesting set forth in the Restricted Stock Award Agreement are not met prior to each respective vesting date. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 11 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

We have no employees. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of the holder of our Series A Preferred Shares and Series B Preferred Shares relative to the rights of holders of our common shares.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Certain information regarding beneficial ownership of 5% or more of our common shares and equity ownership by our directors and officers is reported below. Information regarding beneficial ownership of our common shares is based on information available to us, including information contained in public filings.

The percentage of beneficial ownership and the following discussion is based on 18,501,439 common shares outstanding, net of 476,970 treasury shares, as of February 29, 2024.

Name of Beneficial Owner	No. of Common Shares	Percentage
Pani Corp. (1)	9,611,240	51.9%
All executive officers and directors (other than Petros Panagiotidis) as a group(2)	—	—%

(1)
Pani Corp. is a corporation organized under the laws of the Republic of Liberia. Pani is controlled by the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis. As of February 29, 2024, Mr. Panagiotidis beneficially owns 9,611,240 common shares, which includes 11,240 common shares acquired by Pani from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023. The 9,611,240 common shares represent 51.9% of common shares outstanding, net of treasury shares, as of February 29, 2024. Mr. Panagiotidis also beneficially owns through Pelagos 40,000 of the Company’s Series B Preferred Shares, representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares. For further information regarding the Series B Preferred Shares, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association.” Mr. Panagiotidis therefore beneficially owns 51.7% of the Company’s total outstanding share capital, net of treasury shares and controls 99.8% of the aggregate voting power of the Company’s total issued and outstanding share capital, net of treasury shares.

(2)	Excluding Petros Panagiotidis, none of the directors and executive officers individually, nor taken as a group, hold more than 1% of the outstanding common shares.

All of our common shareholders are entitled to one vote for each common share held. As of February 29, 2024 there were 11 holders of record of Toro’s common shares, seven of which have a U.S. mailing address. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 47.3% of Toro’s outstanding common shares, net of treasury shares, as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

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

Management, Commercial and Administrative Services

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer under the Master Management Agreement entered into between Toro, Toro’s shipowning subsidiaries and Castor Ships with effect as of the date of the Distribution. Prior to our separation from Castor, the vessels owned by the Toro Subsidiaries were commercially and technically managed by Castor Ships pursuant to the Amended and Restated Master Management Agreement between Castor and Castor Ships, effective July 1, 2022, which is in substantially the same form as the Master Management Agreement described herein. The following is a summary of the Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 3 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company, except for the M/T Wonder Mimosa, which Castor Ships has directly provided technical management services to since June 7, 2023. Castor Ships pays, at its own expense, these third-party management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

In exchange for these services, we pay Castor Ships (i) a flat quarterly management fee in the amount of $0.8 million for the management and administration of our business (the “Flat Management Fee”) , (ii) a commission of 1.25% on all gross income received from the operation of our vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of our vessel-owning subsidiaries pays Castor Ships a daily fee of $1,039 per vessel for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on each anniversary of the Master Management Agreement’s effective date and, in accordance with the terms of the Master Management Agreement, the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023. We may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of repairs, maintenance or structural changes to our vessels.

The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the Master Management Agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.

The V8 Plus Pool

In the period between September 30, 2022, and December 12, 2022, the M/T Wonder Polaris, M/T Wonder Sirius, M/T Wonder Bellatrix, M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega, entered into a series of separate agreements with V8 Pool Inc. (“V8”), a member of the Navig8 Group of companies, for the participation of the vessels in the V8 Plus Pool. Under the terms of the respective agreements, the vessels participated in the V8 Plus Pool for a minimum period of six months. During the period of the vessels’ participation, each was provided with certain commercial management services and entered into charters by the pool manager. In return for such services, the pool manager was entitled to a $250 daily fee and customary 2% commission on all income received under charters and contracts of affreightment. The relevant Toro Subsidiary received its proportional share of pool revenues, subject to adjustments for expenses, among other factors. Each Toro Subsidiary was entitled to elect one voting representative to the pool’s committee, which approved (i) the basis for calculating pool costs and (ii) requirements under which pool participants could have been required to make additional contributions to the pool’s working capital. Certain of the agreements contained trading restrictions for vessels not yet fully equipped with BWTS. The agreement was negotiated and approved by a special committee of independent disinterested directors.

In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. In December 2023, after the termination of the period time charter, the M/T Wonder Sirius was entered back into V8 Plus Pool. The V8 Plus Pool is managed by V8 Plus Management Pte Ltd., a company in which Petros Panagiotidis has a minority equity interest. Following the sales of the M/T Wonder Bellatrix and M/T Wonder Polaris in the second quarter of 2023, the M/T Wonder Avior and M/T Wonder Musica in the third quarter of 2023, the M/T Wonder Vega in the fourth quarter of 2023 and the M/T Wonder Sirius in January 2024, the foregoing vessels’ respective pool agreements with the V8 Plus Pool were terminated.

The Spin-Off Resolutions

On November 15, 2022 and December 30, 2022, our Board resolved among other things, (i) to focus our efforts on our current business of tanker shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. The foregoing Toro Spin-Off Resolutions do not preclude us, however, from pursuing opportunities outside of the tanker shipping business if in the future our Board determines to do so. Nevertheless, focusing our operations on tanker and LPG carrier shipping may reduce the scope of opportunities we may exploit.

Similarly on November 15, 2022 and December 30, 2022, Castor’s board resolved, among other things, (i) to focus its efforts on its current business of dry bulk shipping services, (ii) that Castor has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates are not required to offer or inform it of any such opportunity (such resolutions, the “Castor Spin-Off Resolutions”). This does not preclude Castor from pursuing opportunities outside of its declared business focus area, including in the tanker shipping business, if in the future Castor’s board determines to do so and it has since entered into the container shipping sector.

Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Castor’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board and Castor’s board have each resolved to accept this arrangement.

Contribution and Spin-Off Distribution Agreement

The following description of the Contribution and Spin-Off Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Contribution and Spin-Off Distribution Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein. The terms of the transactions which are the subject of the Contribution and Spin-Off Distribution Agreement were negotiated and approved by the Special Committee.

We entered into the Contribution and Spin-Off Distribution Agreement with Castor, pursuant to which (i) Castor contributed the Toro Subsidiaries to us in exchange for all our 9,461,009 common shares at the time and 140,000 Series A Preferred Shares and the issue of 40,000 Series B Preferred Shares to Pelagos against payment of their nominal value, (ii) Castor agreed to indemnify us and our vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after to the Distribution Date and we agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or our vessel-owning subsidiaries, and (iii) we agreed to replace and replaced Castor as guarantor under the $18.0 million term loan facility. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Castor.

Under the Contribution and Spin-Off Distribution Agreement, Castor distributed all of our 9,461,009 common shares at the time to holders of its common shares, with one of our common shares being distributed for every ten shares of Castor’s common shares held by Castor stockholders as of the close of business on February 22, 2023 (the “Record Date”).

Further, the Contribution and Spin-Off Distribution Agreement provides for certain registration rights to Castor relating to the common shares, if any, issued upon conversion of the Series A Preferred Shares (the “Registerable Securities”). Such securities will cease to be registerable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to Castor timely providing us with all information and documents reasonably requested by us in connection with such filings and to certain blackout periods, we have agreed to file, as promptly as practicable and in any event no later than 30 calendar days after a request by Castor, one or more registration statements to register Registrable Securities then held by Castor and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to our performance of our obligations in connection with such registration rights shall be borne solely by us and Castor shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of Registrable Securities. These registration rights shall terminate on (i) the date occurring after the seventh anniversary of the original issue date of the Series A Preferred Shares on which Castor owns no Registrable Securities or (ii) if earlier, the date on which Castor owns no Series A Preferred Shares and no Registerable Securities.

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Castor and its subsidiaries, on the other hand, terminated as of March 7, 2023. None of these arrangements and commitments is deemed material to the Company. In particular, our vessel-owning subsidiaries ceased to be parties to the Amended and Restated Master Management Agreement and entered into the Master Management Agreement with Toro and Castor Ships described above. Our vessel-owning subsidiaries ceased to be party to certain custodial and Cash Pooling Deeds entered into individually by each of such subsidiaries and Castor Maritime SCR Corp. and entered into substantively similar cash management and custodial arrangements with our wholly owned treasury subsidiary, Toro RBX Corp. Under the Contribution and Spin-Off Distribution Agreement, we also agreed to reimburse Castor for transaction expenses incurred in connection with our separation from Castor, such as adviser and filing fees. Following the Spin-Off, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2023, there were no outstanding expenses to be reimbursed by the Company under the Contribution and Spin-Off Distribution Agreement.

Purchase of Common Shares by Pani

The following description of the Subscription Agreement (as defined herein) does not purport to be complete and is subject to, and qualified in its entirety by reference to the Subscription Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein.

On April 17, 2023, Toro entered into a subscription agreement (the “Subscription Agreement”) with Pani, a company controlled by our Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares at a purchase price of $2.29 per share for gross proceeds of $19,465,000, less issuance costs of $817,764. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As of February 29, 2024, our Chairman and Chief Executive Officer beneficially owns through Pani 51.9% of our outstanding common shares, net of treasury shares, and controls 99.8% of the aggregate voting power of the Company’s total issued and outstanding share capital, net of treasury shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for further details.

The Subscription Agreement contains customary representations, warranties, and covenants of each party. We granted Pani certain customary registration rights with respect to the common shares purchased thereunder and, following the exercise of such rights by Pani, we filed on November 13, 2023 a registration statement on Form F-3 relating to the possible offer and sale from time to time of up to 8,500,000 common shares by Pani.

Dividends to Castor on the Series A Preferred Shares

As discussed under “Item 4. Information on the Company—A. History and Development of the Company—Spin-Off from Castor”, which discussion is incorporated by reference herein, in connection with the Spin-Off Toro issued 140,000 Series A Preferred Shares to Castor on March 7, 2023. As of December 31, 2023, we had paid to Castor a dividend amounting to $851,667 on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023 and the accrued amount for the period from October 15, 2023 to December 31, 2023 (included in the dividend period ended January 14, 2024) amounted to $315,000. Refer to “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series A Preferred Shares” for further information regarding the terms of the Series A Preferred Shares.

Purchase by the Company of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor

On August 7, 2023, we agreed to purchase 50,000 Castor Series D Preferred Shares for aggregate cash consideration of $50.0 million. The distribution rate on the Castor Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends on the Castor Series D Preferred Shares are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to approval by the board of directors of Castor. The first payment date occurred on October 16, 2023 and we received a dividend on the Castor Series D Preferred Shares amounting to $0.5 million.

The Castor Series D Preferred Shares are convertible, in whole or in part, at our option into common shares of Castor from the first anniversary of the issue date of the Castor Series D Preferred Shares at the lower of (i) $0.70 per common shares and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares. The minimum conversion price is $0.30 per common share of Castor.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

Grant of Restricted Common Shares to our Chairman and Chief Executive Officer

On September 6, 2023, our Board adopted the Equity Incentive Plan, permitting the grant of up to 2,000,000 common shares to eligible participants. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Transactions” and “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the Equity Incentive Plan. See also Note 11 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

Dividend Policy

We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends on our common shares at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Risk Factors—Risks Relating to our Common Shares—We do not have a declared dividend policy and our Board may never declare dividends on our common shares.”

We do not have a declared dividend policy. Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below), and will be subject to the priority of our Series A Preferred Shares. The foregoing is not an exhaustive list of factors which may impact the payment of dividends.

Dividends on our Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. From, and including, their issue date to, but excluding, the seventh anniversary of the issue date (the “reset date”), the dividend rate for the Series A Preferred Shares is 1.00% per annum of the stated amount of $1,000 per share; for each quarterly dividend period commencing on or after the reset date, the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided, however, that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. We may redeem the Series A Preferred Shares at any time on or after the reset date, in whole or in part, at a redemption price of $1,000 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions.

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

Further, non-vested restricted common shares granted under the Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited.

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

In January 2024, we used part of the proceeds of the sale of the M/T Wonder Sirius to fully prepay the remaining outstanding balance of $5.3 million under the $18.0 million term loan facility, our only outstanding loan facility under which the M/T Wonder Sirius served as security. As a result, we have no outstanding indebtedness under any facility as of the date of this Annual Report. Further, as a result of the sale, we no longer have any Aframax/LR2 vessels and management has determined that, with effect from the second quarter of 2024, we operate in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment.

From January 1, 2024 and as of February 29, 2024, the Company repurchased 476,970 shares of common stock for aggregate consideration of $2.8 million under its share repurchase program.

There have been no significant changes since the date of our consolidated financial statements included in this Annual Report, other than those described above and in Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares, including their associated Preferred Share Purchase Rights under the Rights Agreement, currently trade on the Nasdaq Capital Market under the symbol “TORO”.

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

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. However, in connection with the Spin-Off, our Board has resolved to focus our efforts on our then-current business of tanker shipping services, though we have since expanded into LPG carrier services in accordance with such resolutions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin-Off Resolutions” for further details. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.

Shareholders’ Meetings

The time and place of our annual meeting of shareholders is determined by our Board. Our first annual meeting of shareholders was held on November 15, 2022. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes permitted under applicable law (i) at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of the Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law. The Board may fix a record date of not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of shareholders.

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. As of December 31, 2023 and as of February 29, 2024, 19,021,758 and 18,978,409 common shares were issued and 18,978,409 and 18,501,439 common shares were outstanding, net of 43,349 and 476,970 common shares repurchased under the Repurchase Program and held by us as treasury shares and inclusive of 1,240,000 restricted common shares issued pursuant to Equity Incentive Plan, 140,000 Series A Preferred Shares were issued and outstanding, 40,000 Series B Preferred Shares were issued and outstanding and no Series C Participating Preferred Shares were authorized, respectively. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement” for additional details.

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

Description of the Common Shares

For a description of our common shares, see “Description of Common Shares” in Exhibit 2.2 (Description of Securities), which description is incorporated by reference herein. As of February 29, 2024, Pani, a corporation controlled by our Chairman and Chief Executive Officer, owned 51.9% of our outstanding common shares, net of treasury shares, which makes it more difficult to effect a change of control of us.

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

•
Conversion Rights. The Series A Preferred Shares are convertible, at their holder’s option, to common shares, in whole or in part, at any time and from time to time from and after the third anniversary of the Issue Date until but excluding the Reset Date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the VWAP of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the Conversion Price be less than $2.50. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. Castor will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement.” The Series A Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

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

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as our Chairman, Chief Executive Officer and controlling shareholder, Mr. Panagiotidis, can effectively determine the timing of the redemption of the Series A Preferred Shares. For further information, see Note 8 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Description of the Series B Preferred Shares

On March 7, 2023, we issued all of our 40,000 authorized Series B Preferred Shares to Pelagos. Pelagos is a company controlled by Petros Panagiotidis, our Chairman and Chief Executive Officer and Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. As a result, we are controlled by Mr. Panagiotidis, making it more difficult to effect a change of control of us.

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

•
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in Toro following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by the Board and included as an exhibit to this Annual Report, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of common shares pursuant to and in accordance with the Shareholder Protection Rights Agreement. The Series B Preferred Shares vote together with the common shares as a single class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

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

Description of the Series C Participating Preferred Shares

As of the date of this Annual Report, no Series C Participating Preferred Shares were authorized in connection with our Rights Agreement (as defined below). See “Item 10. Additional Information—B. Memorandum and Articles—Shareholder Protection Rights Agreement.” If issued, the Series C Participating Preferred Shares will, among other things:

•	not be redeemable;

•
entitle holders to dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise) declared on our common shares; and

•	entitle holders to 1,000 votes per Series C Participating Preferred Share on all matters submitted to a vote of the shareholders of the Company.

Each one one-thousandth of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one common share.

Shareholder Protection Rights Agreement

On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”) for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) entered into between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Rights Agent”) on the same date. Each Right trades with, and are inseparable from, our common shares, entitles the holder to purchase from the Company, for $22, one common share (or one one-thousandth of a share of Series C Participating Preferred Shares) and will become exercisable following the earlier of (i) the tenth business day (or other date designated by resolution of the Board) after any person other than our Chairman and Chief Executive Officer, Petros Panagiotidis, or Mr. Panagiotidis’ controlled affiliates commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger, as defined below. For additional details, see the Rights Agreement included as an exhibit to this Annual Report.

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

Exclusive Forum

Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine and that the United States District Court for the Southern District of New York shall be the sole and exclusive forum for any claim arising under the Securities Act or Exchange Act. If the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it by our exclusive forum provisions, any other federal district court of the United States may hear such claims. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to this exclusive forum provision.

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

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of certain material contracts to which we are a party.

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
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.

Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we will satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we can satisfy the Publicly-Traded Test.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the U.S. or in a qualified foreign country.” To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which are traded on the Nasdaq Capital Market, meet the test of being “primarily traded.”

To be “regularly traded” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our common shares are listed on the Nasdaq Capital Market but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, are not listed. Thus, based on a strict reading of the vote and value test described above, our stock is not “regularly traded.”

Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5% Override Rule.” When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock.”

We believe our ownership structure meets the intent and purpose of the Publicly Traded Test and the tax policy behind it even if it does not literally meet the vote and value requirements. In our case, there is no closely held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly traded company unless it is more than 50% owned, by vote or value, by nonqualified 5% shareholders. We therefore believe our stock structure, when considered by the U.S. Treasury in light of the Publicly Traded Test enunciated in the regulations, should be accepted as satisfying the exemption. Accordingly, we intend to take the position that we qualify for the benefits of Section 883. However, there can be no assurance that our particular stock structure will be treated as satisfying the Publicly Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

If contrary to our position described above the IRS determines that we do not qualify for the benefits of Section 883 of the Code, USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.”

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

We do not currently have, nor do we intend to have or permit circumstances that would result in us having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat the distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Individual Holder will generally be treated as ordinary income. However, if you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common shares are listed on the Nasdaq Capital Market, and we therefore expect that dividends will be qualified dividend income.

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

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC, and such vessel will be treated as an asset which produces or is held to produce “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

Subject to the discussion in the follow paragraph, based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time and voyage chartering activities and pool arrangements of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, particularly the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

For purposes of the PFIC “asset” test described above, Cash Assets are considered to be assets that produce passive income. As indicated in our consolidated financial statements included elsewhere in this Annual Report, we have significant Cash Assets relative to the operating assets we hold. Although we do not expect to be treated as a PFIC for our 2023 taxable year, we cannot predict whether our position in cash and other “passive” assets will cause us to be treated as a PFIC in a future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are and as they may continue to be, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisers in this regard.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated (or a “Non-Electing Holder”), would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year (other than the taxable year in which such Non-Electing Holder’s holding period in the common shares begins) in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

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

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

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

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

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

Backup Withholding and Information Reporting

If you are a U.S. Individual Holder, information reporting requirements on IRS Form 1099 generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.

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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our filings will also be available on our website at www.torocorp.com. This web address is provided as an inactive textual reference only. Information contained on, or that can be accessed through, these websites, does not constitute part of, and is not incorporated into, this Annual Report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with GAAP.

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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. As of December 31, 2023 our term loan facility had a floating interest rate that fluctuated with changes in the financial markets and in particular changes in SOFR. From and after March 7, 2023, the reference rate for this term loan facility was changed from LIBOR to SOFR. As of December 31, 2023 and December 31, 2022, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $5.3 million and $13.2 million, respectively. Our interest expense has been affected by changes in the general level of interest rates, particularly LIBOR and SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR or SOFR of 1% would have decreased our net income both in the year ended December 31, 2022 and 2023 by approximately $0.1 million based upon our floating interest-bearing average debt level during these periods. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with future vessel acquisitions and/or the unencumbered part of our existing fleet. We do not consider the risk from interest rate fluctuations to be material for our results of operations as on January 25, 2024, we fully prepaid the outstanding principal amount under our only outstanding loan facility using part of the proceeds of the sale of the M/T Wonder Sirius.

Foreign Currency Exchange Rate Risk

We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses (approximately 1.2% for the year ended December 31, 2022 and 3.0% for the year ended December 31, 2023) and of our general and administrative expenses (approximately 9.9% for the year ended December 31, 2022 and 8.8% for the year ended December 31, 2023) are in currencies other than the U.S. dollar, primarily Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2022 and as of December 31, 2023, these non-U.S. dollar expenses represented 0.4% and 1.4% our revenues, respectively. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

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

 We have adopted the Stockholders Protection Rights Agreement, pursuant to which each of our common shares includes one right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our Board. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this Annual Report and Exhibit 2.2 (Description of Securities) to this Annual Report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series A Preferred Shares and Series B Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2023, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2023.

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

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Petros Zavakopoulos, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Zavakopoulos is “independent” under applicable Nasdaq rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

On March 7, 2023, we adopted a code of ethics that applies to any of our employees, including our Chief Executive Officer and Chief Financial Officer. The code of ethics may be downloaded from our website (www.torocorp.com). None of the information contained on, or that can be accessed through, the Company’s website is incorporated into or forms a part of this Annual Report. Additionally, any person, upon request, may receive a hard copy or an electronic file of the code of ethics at no cost. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website. No such amendment was made, or waiver granted, since the adoption of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Aggregate audit fees billed during the years ended December 31, 2022 and 2023 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. For the year ended December 31, 2023, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as the audit of the Predecessor Toro Corp. financial statements for the period ended December 31, 2022. For the year ended December 31, 2022, audit fees represent compensation for professional services rendered for the audit of the Predecessor Toro Corp. financial statements for the period ended December 31, 2021 and for the review of the financial information for the six and nine months ended June 30 and September 30, 2022.

Audit fees also include fees billed in connection with the review of registration statements and issuance of related consents and comfort letters and other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2022	December 31, 2023
Audit Fees	$216,939	$419,711

Audit-Related Fees

Not applicable.

Tax Fees

Not applicable.

All Other Fees

Not applicable.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services. Prior to the Spin-Off and establishment of our audit committee, the audit committee of Castor pre-approved all such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

On November 6, 2023, our Board approved a share repurchase program, authorizing the repurchase of up to $5.0 million of our common shares commencing November 10, 2023 through to March 31, 2024. Shares may be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases will be determined by management at its discretion and will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization does not obligate us to acquire any specific amount of common shares.

As of December 31, 2023, we have repurchased the following common shares:

Period	Total Number of Shares Purchased(1),(2)	Average Price Paid per Share(3)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 10-30, 2023	60,176	$4.1901	60,176	$4,747,856
December 1-31, 2023	162,424	$4.8794	162,424	$3,955,318
Total	222,600	N/A	222,600	N/A

(1)
On November 11, 2023, we announced the launch of the Repurchase Program authorizing the repurchase of up to $5.0 million of our common shares commencing November 10, 2023 through to March 31, 2024. The Repurchase Program was approved by the Board on November 6, 2023. The  Repurchase Program may be suspended or terminated at any time by the Board.

(2)	Common shares were repurchased by Toro in open market transactions.
(3)	The average price paid per share does not include commissions paid for each transaction.

On December 27, 2023, 179,251 repurchased common shares were cancelled and were removed from the Company’s share capital. The remaining 43,349 repurchased common shares were classified as treasury shares as they were not cancelled as of December 31, 2023. These 43,349 repurchased common shares were subsequently cancelled and removed from our share capital on January 3, 2024. Between January 1, 2024 and February 29, 2024, the Company also repurchased 476,970 shares of common stock for aggregate consideration of $2.8 million under its share repurchase program.

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

Pursuant to an exception under the Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq listing standards, which are available at www.nasdaq.com, because in certain cases we follow our home country (Marshall Islands) practice. Pursuant to Section 5600 of the Nasdaq Listed Company Manual, we are required to list the significant differences between our corporate governance practices that comply with and follow our home country practices and the Nasdaq standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Independence of Directors. The Nasdaq requires that a U.S. listed company maintain a majority of independent directors. Although our Board is currently composed of three directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.

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

•
Audit Committee. The Nasdaq requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Nasdaq Rule 5615(a)(3), we follow home country practice regarding audit committee composition. Therefore, our audit committee is composed of two independent directors, Mr. Angelos Rounick Platanias and Mr. Petros Zavakopoulos. Although the members of our audit committee are independent, we are not required to ensure their independence under Nasdaq Rule 5605(c)(2)(A) subject to compliance with Rules 10A-3(b)(1) and 10A-3(c) under the Securities Exchange Act of 1934.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

 We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, cybersecurity training and security awareness campaigns through direct mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage assessors, consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

In 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into the purview of the Information Technology and Cybersecurity Department of Castor Ships (the “ITC Department”), our commercial and technical co-manager. The ITC Department is responsible for monitoring, detecting and assessing cybersecurity risks and incidents at the parent company, subsidiary and vessel level. The ITC Department provides these services to us pursuant to the Amended and Restated Master Management.

We also utilize third-party service providers for certain IT-related and other services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

The ITC Department currently comprises a senior IT professional with expertise in risk management, cybersecurity, and information technology. This individual has, and any future members of the ITC Department are expected to have, credentials relevant to their role, which includes prior experience working in similar roles and formal education (e.g., a Bachelor of Science in information technology fields). The ITC Department is also expected to keep abreast of cybersecurity best practices and procedures. The ITC Department is responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy. The ITC Department utilizes key performance indicators and metrics to monitor their performance and track progress towards goals established by the ITC Department.

As we do not have a dedicated board committee solely focused on cybersecurity, our full Board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by the ITC Department and approved by senior management. The Board receives periodic reports and presentations on cybersecurity risks from the ITC Department, including regarding recent incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-2 to F-35 filed as part of this Annual Report.

ITEM 19.	EXHIBITS

1.1	Amended & Restated Articles of Incorporation of Toro (incorporated by reference to Exhibit 1.1 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

1.2	Amended & Restated Bylaws of Toro (incorporated by reference to Exhibit 1.2 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

1.3
Statement of Designation of the Rights, Preferences and Privileges of the 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (incorporated by reference to Exhibit 1.3 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

1.4
Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of Toro (incorporated by reference to Exhibit 1.4 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

1.5
Statement of Designation of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of Toro (incorporated by reference to Exhibit 1.5 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1
Shareholder Protection Rights Agreement by and between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent (incorporated by reference to Exhibit 4.1 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

4.2
Contribution and Spin-Off Distribution Agreement between Toro and Castor Maritime Inc. (incorporated by reference to Exhibit 4.2 to Toro’s annual report on Form 20-F filed with the SEC on March 8, 2023).

4.3
Master Management Agreement by and among Toro, its shipowning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

4.4
Subscription Agreement by and between Toro Corp. and Pani Corp., dated as of April 17, 2023 (incorporated by reference to Exhibit 4.2 of Toro’s registration statement on Form F-3 (File No. 333-275478) filed with the SEC on November 13, 2023).

4.5
Share Purchase Agreement by and between Toro Corp. and Castor Maritime Inc., dated as of August 7, 2023 (incorporated by reference to Exhibit 99.1 of Toro’s report on Form 6-K furnished to the SEC on August 8, 2023).

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document.

104	Cover Page Interactive Data File (Inline XBRL included in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TORO CORP.

/s/ Petros Panagiotidis	March 12, 2024
Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Toro Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toro Corp. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive (loss)/income, shareholders’ equity and mezzanine equity, and cash flows, for the period January 13, 2021 to December 31, 2021 and for the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the period January 13, 2021 to December 31, 2021 and for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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
March 12, 2024
We have served as the Company’s auditor since 2022.

TORO CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and December 31, 2023
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2022	2023
CURRENT ASSETS:
Cash and cash equivalents		$41,779,594	$155,235,401
Due from related parties, current	3	558,327	3,923,315
Accounts receivable trade, net		10,616,573	4,132,282
Inventories		893,569	260,555
Prepaid expenses and other assets		915,244	1,584,015
Total current assets		54,763,307	165,135,568

NON-CURRENT ASSETS:
Vessels, net	3,5	92,486,178	88,708,051
Restricted cash	6	700,000	350,000
Due from related parties	3	1,708,474	1,590,501
Prepaid expenses and other assets, non current		5,199,999	357,769
Deferred charges, net	4	2,621,145	1,420,574
Investment in related party	3	—	50,541,667
Total non-current assets		102,715,796	142,968,562
Total assets		$157,479,103	$308,104,130

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	2,606,302	1,311,289
Due to related parties	3	—	315,000
Accounts payable		1,643,468	3,187,728
Deferred revenue		—	310,000
Accrued liabilities		2,269,281	2,735,007
Total current liabilities		6,519,051	7,859,024

NON-CURRENT LIABILITIES:
Long-term debt, net	6	10,463,172	3,902,497
Total non-current liabilities		10,463,172	3,902,497

Commitments and contingencies	10	—	—

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and December 31, 2023, respectively	8	—	119,601,410
Total mezzanine equity		—	119,601,410

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		140,496,912	—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 19,021,758 shares issued; 1,000 and 18,978,409 shares (net of treasury shares) outstanding as of December 31, 2022, and December 31, 2023 respectively	7,11	1	19,022
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively	7	—	40
Additional paid-in capital		—	57,244,290
Treasury shares; 0 and 43,349 shares as of December 31, 2022 and 2023, respectively	7	—	(223,840)
Due from stockholder		(1)	—
(Accumulated deficit)/Retained Earnings		(32)	119,701,687
Total shareholders’ equity		140,496,880	176,741,199
Total liabilities, mezzanine equity and shareholders’ equity		$157,479,103	$308,104,130

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the period ended December 31, 2021 and the years ended December 31, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Period Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2021	2022	2023
REVENUES:
Time charter revenues	13	$9,115,257	$13,656,027	$12,148,571
Voyage charter revenues	13	15,002,012	51,805,097	3,806,244
Pool revenues	13	5,146,999	46,424,741	62,513,759
Total vessel revenues		29,264,268	111,885,865	78,468,574

EXPENSES:
Voyage expenses (including $372,037, $1,437,276 and $1,004,035 to related party for the period ended December 31, 2021 and the years ended December 31, 2022, and 2023, respectively)	3,14	(11,059,518)	(29,319,414)	(4,444,716)
Vessel operating expenses	14	(12,361,871)	(21,708,290)	(21,084,635)
Management fees to related parties	3	(1,853,850)	(2,833,500)	(3,153,660)
(Provision) / Recovery of provision for doubtful accounts		—	(266,732)	266,732
Depreciation and amortization	4,5	(3,834,117)	(7,294,476)	(6,839,702)
General and administrative expenses (including $326,642, $624,087 and $2,701,777 to related party for the period ended December 31, 2021 and the years ended December 31, 2022, and 2023, respectively)	3,11	(889,096)	(2,093,347)	(5,357,265)
Gain on sale of vessels	3,5	—	3,222,631	99,026,692
Total expenses		$(29,998,452)	$(60,293,128)	$58,413,446

Operating (loss)/income		$(734,184)	$51,592,737	$136,882,020

OTHER (EXPENSES)/INCOME:
Interest and finance costs	15	(506,012)	(902,604)	(964,253)
Interest income		652	202,612	4,072,553
Dividend income from related party	3,16	—	—	1,020,833
Foreign exchange gains/(losses)		15,327	(6,181)	(23,493)
Total other (expenses)/ income, net		$(490,033)	$(706,173)	$4,105,640

Net (loss)/income, before taxes		$(1,224,217)	$50,886,564	$140,987,660
Income taxes		(206,174)	(960,181)	(350,667)
Net (loss)/income and comprehensive (loss)/income		$(1,430,391)	$49,926,383	$140,636,993
Dividend on Series A Preferred Shares	3,12	—	—	(1,166,667)
Deemed dividend on Series A Preferred Shares	8	—	—	(2,429,275)
Net (loss)/income attributable to common shareholders		$(1,430,391)	$49,926,383	$137,041,051
(Loss)/Earnings per common share, basic	12	(0.15)	5.28	8.69
(Loss)/Earnings per common share, diluted	12	(0.15)	1.17	2.87
Weighted average number of common shares, Basic	12	9,461,009	9,461,009	15,443,485
Weighted average number of common shares, Diluted	12	9,461,009	42,677,249	48,659,725

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the period ended December 31, 2021 and the years ended December 31, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

						Treasury stock						Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/ Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, January 13, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(1,430,391)	—	(1,430,391)	—	—
Net increase in Former Parent Company Investment	—	—	—	—	—	—	—	—	105,461,561	—	105,461,561	—	—
Balance, December 31, 2021	—	—	—	—	—	—	—	—	104,031,170	—	104,031,170	—	—
Issuance of common shares	—	—	1,000	1	—	—	—	(1)	—	—	—	—	—
Net income/(loss) and Comprehensive income/(loss)	—	—	—	—	—	—	—	—	49,926,415	(32)	49,926,383	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	—	—	—	(13,460,673)	—	(13,460,673)	—	—
Balance, December 31, 2022	—	—	1,000	1	—	—	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	17,339,332	123,297,661	140,636,993	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	211,982	—	211,982
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including issuance of capital and preferred stock, net of costs (Note 8)	40,000	40	9,461,009	9,461	38,156,985	—	—	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Issuance of common shares pursuant to private placement (Note 3 and 7)	—	—	8,500,000	8,500	18,638,736	—	—	—	—	—	18,647,236	—	—
Issuance of restricted stock and compensation cost (Note 11)	—	—	1,240,000	1,240	1,271,458	—	—	—	—	—	1,272,698	—	—
Repurchase of common shares (Note 7)	—	—	(179,251)	(179)	(822,889)	(43,349)	(223,840)	—	—	—	(1,046,908)	—	—
Dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(1,166,667)	(1,166,667)	—	—
Deemed dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(2,429,275)	(2,429,275)	—	2,429,275
Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	—	—	119,701,687	176,741,199	140,000	119,601,410

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period ended December 31, 2021 and the years ended December 31, 2022, and 2023
(Expressed in U.S. Dollars)

	Note	Period ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
Cash Flows (used in)/provided by Operating Activities:
Net (loss)/income		$(1,430,391)	$49,926,383	$140,636,993
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	3,834,117	7,294,476	6,839,702
Amortization of deferred finance charges	15	94,789	119,731	137,112
Gain on sale of vessels	5	—	(3,222,631)	(99,026,692)
Provision for doubtful accounts		—	266,732	—
Stock based compensation cost	11	—	—	1,272,698
Changes in operating assets and liabilities:
Accounts receivable trade, net		(4,102,150)	(6,781,154)	6,484,291
Inventories		(3,137,855)	2,244,286	633,014
Due from/to related parties		1,668,276	(3,935,077)	(3,788,681)
Prepaid expenses and other assets		(1,352,501)	(4,762,742)	4,211,685
Other deferred charges		(25,335)	25,335	—
Accounts payable		47,831	1,304,711	1,492,412
Accrued liabilities		474,616	1,512,592	381,414
Deferred revenue		547,939	(547,939)	310,000
Dry-dock costs paid		(1,034,380)	(1,906,526)	(3,457,629)
Net Cash (used in)/provided by Operating Activities		(4,415,044)	41,538,177	56,126,319

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	5	(111,288,060)	(852,603)	(72,237,732)
Investment in related party	3	—	—	(50,000,000)
Net proceeds from sale of vessel		—	12,641,284	172,943,983
Net cash (used in)/provided by Investing Activities		(111,288,060)	11,788,681	50,706,251

Cash flows (used in)/provided by Financing Activities:
Net increase/(decrease) in Former Parent Company Investment		105,461,561	(13,460,675)	211,982
Issuance of Series B Preferred shares	7	—	—	40
Gross proceeds from issuance of common shares pursuant to private placement	3,7	—	—	19,465,000
Common shares issuance expenses pursuant to private placement	3,7	—	—	(817,764)
Payment of Dividend on Series A Preferred Shares	8	—	—	(851,667)
Payment for repurchase of common shares	7	—	—	(1,046,908)
Proceeds from long-term debt		18,000,000	—	—
Repayment of long-term debt	6	(1,700,000)	(3,050,000)	(7,992,800)
Payment of deferred financing costs		(395,046)	—	—
Payments related to Spin-Off	3	—	—	(2,694,646)
Net cash provided by/(used in) Financing Activities		121,366,515	(16,510,675)	6,273,237

Net increase in cash, cash equivalents, and restricted cash		5,663,411	36,816,183	113,105,807
Cash, cash equivalents and restricted cash at the beginning of the period		—	5,663,411	42,479,594
Cash, cash equivalents and restricted cash at the end of the period		$5,663,411	$42,479,594	$155,585,401

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$4,963,411	$41,779,594	$155,235,401
Restricted cash, non-current		700,000	700,000	350,000
Cash, cash equivalents, and restricted cash		$5,663,411	$42,479,594	$155,585,401

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		348,799	690,543	773,870
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		466,874	—	68,815
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		—	573,001	602,117
Dividend declared but unpaid		—	—	315,000
Deemed dividend on Series A Preferred Shares		—	—	2,429,275

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the Toro Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

The Company is currently engaged in the worldwide transportation of crude oil, refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels (Note 5), the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”) and related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to such vessels in the period ended December 31, 2021 and until June 30, 2022. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s vessel owning subsidiaries were terminated by mutual consent.

The Consolidated Statements of Comprehensive Loss, Cash Flows and Shareholders’ Equity and Mezzanine Equity and related notes for the period ended December 31, 2021 represent the period from January 13, 2021 (the inception date of Rocket and Gamora, as defined below, which were the earliest subsidiaries incorporated) to December 31, 2021.

The wholly owned subsidiaries which are included in the Company’s consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Gamora Shipping Co. (“Gamora”)	Marshall Islands	01/13/2021	M/T Wonder Sirius	115,341	2005	March 22, 2021
2	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
3	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
4	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
5	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
6	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

Consolidated non-vessel owning subsidiaries:

1	Toro RBX Corp. (“Toro RBX”) (1)
2	Elektra Shipping Co. (“Elektra”) (2)
3	Rocket Shipping Co. (“Rocket”)(3)
4	Drax Shipping Co. (“Drax”)(4)
5	Colossus Shipping Co. (“Colossus”) (5)
6	Hawkeye Shipping Co. (“Hawkeye”)(6)
7	Xavier Shipping Co. (“Xavier”) (7)
8	Starlord Shipping Co. (“Starlord”) (8)

(1)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

(3)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(4)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(5)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

(6)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

(7)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

(8)
Incorporated under the laws of the Marshall Islands on April 15, 2021, no longer owns any vessel following the sale of the M/T Wonder Vega on September 5, 2023, for a gross sale price of $31.5 million and delivery of such vessel to an unaffiliated third-party on December 21, 2023.

Charterer concentration:

Charterers or pool managers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), were as follows:

Charterer/Pool manager	Period Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
A	31%	—%	—%
B	17%	—%	—%
C	—%	17%	61%
D	—%	14%	20%
E	—%	11%	—%
F	—%	—%	11%
Total	48%	42%	92%

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Toro, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements.

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

Other comprehensive (loss)/income

The Company follows the accounting guidance relating to comprehensive (loss)/income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive (loss)/income items and, accordingly, comprehensive (loss)/income equals net (loss)/income for the periods presented.

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

Restricted cash

Restricted cash may comprise (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Company’s financing arrangements, (ii) cash deposits in so-called “retention accounts” which may only be used as per the Company’s borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Company’s debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Accounts receivable trade, net

The amount shown as trade receivables, net, at the balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.  Provision for doubtful accounts recorded as of December 31, 2022 and 2023 amounted to $266,732, and $0, respectively.

Inventories

Inventories consist of bunkers, lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey or under voyage charters.

Intangible assets/liabilities related to time charters acquired

When and where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records such identified assets or liabilities at fair value. Fair value is determined by reference to market data obtained from independent broker’s valuations. The valuations reflect the fair value of the vessel with and without the attached time charter and the cost of the acquisition is then allocated to the vessel and the intangible asset or liability on the basis of their relative fair values. The intangible asset or liability is amortized as an adjustment to revenues over the assumed remaining term of the acquired time charter and is classified as a non-current asset or liability, as applicable, in the accompanying balance sheet.

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

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

Impairment of vessels

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

Dry-docking and special survey costs

Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive (loss)/income.

Revenue and expenses recognition

The Company currently generates its revenues from time charter contracts, voyage charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. A part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement. The Company recognizes pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.

Revenues related to time charter contracts

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s statement of comprehensive (loss)/income. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs (please also refer to Voyage expenses below).

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

The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its voyage charters, which is to provide the charterer with an integrated cargo transportation service within a specified period of time. In addition, the Company has concluded that voyage charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income is recognized starting from the point that is determined that the amount can be estimated, and its collection is probable and on a straight-line basis until the end of the voyage.

Under a voyage charter agreement, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.

Revenues related to pool contracts

Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregated the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:

•	based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or

•
by making adjustments to account for the cost of performance, the bunkering fees and the trading capabilities of each vessel and the number of days the vessel participated in the pool in the period (excluding off-hire days).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

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

Repairs and maintenance

All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Segment reporting

The Company engages in the operation of Aframax/LR2 and Handysize tanker vessels and LPG carrier vessels which have been identified as three reportable segments as a result of the different characteristics of these three asset classes. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

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

Commitments, contingencies and provisions

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

Assets held for sale

The Company classifies a group of assets as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (iv) the sale of the assets is probable, and transfer of the assets is expected to qualify for recognition as a completed sale within one year; (v) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statements of comprehensive (loss)/income. An asset ceases being depreciated once it meets the held for sale classification criteria.

(Loss)/ Earnings per common share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Non-vested shares granted under the Company’s incentive plan, are entitled to receive dividends, which are not refundable even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. Dividends and deemed dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. The treasury stock or the two-class method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Investment in related party (Financial Instruments, Recognition and Measurement):

The Company has elected to measure equity securities without a readily determinable fair value that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent) at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Stock based compensation

Stock based compensation includes vested and non-vested shares that may be granted to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive (loss)/income. These shares are measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 11).

Share repurchases

The Company records the repurchase of its common shares at cost. The Company retires its repurchased common shares and reduces its common stock accordingly. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Recent Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company does not expect that the adoption of ASU 2023-07 would have a material effect on its consolidated financial statements and related disclosures.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties:

During the period ended December 31, 2021, and the years ended December 31, 2022 and 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of comprehensive (loss)/income:

	Period ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Management fees-related parties
Management fees – Pavimar (b)	$1,308,600	$977,400	$—
Management fees – Castor Ships (a)	545,250	1,856,100	3,153,660

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$372,037	$1,437,276	$1,004,035

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$326,642	$624,087	$2,701,777
Stock compensation cost (Note 11)	$—	$—	$1,272,698

Included in Gain on sale of vessels
Sale & purchase commission – Castor Ships (a)	$—	$131,500	$1,790,900

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (a)	$1,094,000	$—	$707,150

As of December 31, 2022, and December 31, 2023, balances with related parties consisted of the following:

	December 31, 2022	December 31, 2023
Assets:
Due from Castor Ships (a) – current	$558,327	$3,923,315
Due from Castor Ships (a) – non-current	1,708,474	1,590,501
Investment in related party (d) – non-current	—	50,541,667
Liabilities:
Due to Former Parent Company (d) – current	$—	$315,000

(a)	Castor Ships:

During the period ended December 31, 2021 and the six months ended June 30, 2022, Castor Ships provided the vessel-owning Toro Subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by such Toro Subsidiaries (the “Ship Management Agreements”). In exchange for these services, the relevant Toro Subsidiaries each paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

Effective July 1, 2022, Castor entered into an Amended and Restated Master Management Agreement with Castor Ships. Under such agreement, Castor Ships agreed to provide the Company with a broad range of management services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below).

Until March 7, 2023, in exchange for these services, the Company paid Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries paid Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee were adjusted annually for inflation on each anniversary of the effective date of the Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. On March 7, 2023, Toro entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement (the “Master Management Agreement”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on each anniversary of the Master Management Agreement’s effective date and, in accordance with the terms of the Master Management Agreement, the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023. The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances.

As of December 31, 2023, in accordance with the provisions of the Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Mimosa, for which Castor Ships has provided the technical management since June 7, 2023. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.

During the period ended December 31, 2021 and the years ended December 31, 2022, and 2023, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $545,250, $1,856,100 and $3,153,660, respectively, (ii) charter hire commissions amounting to $372,037, $1,437,276 and $1,004,035, respectively, and (iii) sale and purchase commissions amounting to $1,094,000 in the period ended December 31, 2021 in connection with the acquisition of the vessel M/T Wonder Polaris, M/T Wonder Sirius, M/T Wonder Vega, M/T Wonder Avior, M/T Wonder Arcturus, M/T Wonder Mimosa, M/T Wonder Musica, M/T Wonder Formosa and M/T Wonder Bellatrix, $131,500 in the year ended December 31, 2022 in connection with the sale of the vessel M/T Wonder Arcturus, and $2,498,050 in the year ended December 31, 2023, comprising (a) $1,790,900 related to the sale of the vessel M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior, M/T Wonder Formosa and M/T Wonder Vega and (b) $707,150 related to the acquisition of the vessels LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax (Note 5).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Toro Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the period ended December 31, 2021, the year ended December 31, 2022 and the period from January 1 through March 7, 2023 the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $326,642, $624,087 and $144,445, respectively and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive (loss)/income. For the period of March 7 through December 31, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $2,557,332 which is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive (loss)/income. As a result, in the period ended December 31, 2021 and the years ended December 31, 2022 and 2023, the aggregate amounts of $326,642, $624,087 and $2,701,777, respectively, are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive (loss)/income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2023, the working capital guarantee advances to Castor Ships amounted to $1,590,501, which are presented in ‘Due from related parties, non-current’ in the accompanying consolidated balance sheets. As of December 31, 2023, $3,923,315 of ‘Due from related parties, current’ represents working capital guarantee deposits relating to third-party managers and operating expense payments made on behalf of the Company in excess of amounts advanced.

(b)	Pavimar:

During period ended December 31, 2021 and the six months ended June 30, 2022, Pavimar provided the vessel-owning Toro Subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion (the “Technical Management Agreements”) in exchange for which Pavimar was paid a daily fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the vessel-owning Toro Subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and such Toro Subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements.

Following the termination of the Technical Management Agreements, as of December 31, 2022, there are no remaining obligations from Pavimar to the Company.
During the period ended December 31, 2021 and the years ended December 31, 2022 and 2023, management fees under the Technical Management Agreements amounted to $1,308,600, $977,400 and $0, respectively.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

(c)	Pool Agreement

During the period September 30, 2022 to December 12, 2022, all Aframax/LR2 tanker vessels, entered into a series of separate agreements with V8 Pool Inc. (“V8”), a member of Navig8 Group of companies, for the participation of the vessels in the V8 plus pool (the “V8 Plus Pool”), a pool operating Aframax tankers aged fifteen (15) years or more. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. In December 2023 after the termination of the period time charter, the M/T Wonder Sirius was entered back into V8 Plus Pool. The pool agreement with V8 was terminated following the completion of the sale of M/T Wonder Sirius on January 24, 2024 (Note 18).  The V8 Plus Pool is managed by V8 Plus Management Pte. Ltd., a company in which the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis, has a minority equity interest. Following the sales of the M/T Wonder Bellatrix and M/T Wonder Polaris in the second quarter of 2023, the sales of the M/T Wonder Avior and M/T Wonder Musica in the third quarter of 2023 and the sale of the M/T Wonder Vega in the fourth quarter of 2023 (Note 5), the vessels’ respective pool agreements with the V8 Plus Pool were terminated.

(d)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 8.) The amount of accrued dividend on Series A Preferred Shares due to Castor as of December 31, 2023 was $315,000 and is presented net in ‘Due to related parties, current’ in the accompanying consolidated balance sheet.

Following the Spin-Off, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2023, there are no outstanding expenses to be reimbursed by the Company.

On August 7, 2023, the Company agreed to purchase 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor, having a stated value of $1,000 and par value of $0.001 per share (the “Castor Series D Preferred Shares”), for aggregate cash consideration of $50.0 million. The distribution rate on the Castor Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Castor Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Castor’s board of directors’ approval. The first payment date occurred on October 16, 2023 and the Company received a dividend on the Castor Series D Preferred Shares, amounting to $0.5 million.

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares of Castor from the first anniversary of the issue date of the Castor Series D Preferred Shares at the lower of (i) $0.70 per common share and (ii) the 5-day-value-weighted average price immediately preceding the conversion. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares. The minimum conversion price is $0.30 per common share.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties: (continued)

As of December 31, 2023, the aggregate value of the investment in Castor amounted to $50,541,667, including $541,667 of accrued dividends and is separately presented as ‘Investment in related party’ in the accompanying consolidated balance sheet. As of December 31, 2023, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

(e)	Pani Corp. Subscription Agreement:

On April 17, 2023, Toro entered into a subscription agreement with Pani Corp. (“Pani”), a company controlled by the Company’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19,465,000, less issuance costs of $817,764. The transaction was approved by a special committee of the Company’s disinterested and independent directors. See Note 7 for further details.

4.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2021	$868,917
Additions	2,479,526
Amortization	(727,298)
Balance December 31, 2022	$2,621,145
Additions	3,486,746
Amortization	(1,244,197)
Disposals	(3,443,120)
Balance December 31, 2023	$1,420,574

During the year ended December 31, 2023, the M/T Wonder Formosa, M/T Wonder Vega and M/T Wonder Sirius initiated and completed their scheduled dry-dock.

5.	Vessels, net

(a)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2021	$111,754,934	$(3,668,654)	$108,086,280
Acquisitions, improvements, and other vessel costs	385,729	—	385,729
Vessel disposal	(10,018,583)	599,930	(9,418,653)
Depreciation	—	(6,567,178)	(6,567,178)
Balance December 31, 2022	$102,122,080	$(9,635,902)	$92,486,178
Acquisitions, improvements, and other vessel costs	72,306,547	—	72,306,547
Vessel disposals	(80,304,259)	9,815,090	(70,489,169)
Depreciation	—	(5,595,505)	(5,595,505)
Balance December 31, 2023	$94,124,368	$(5,416,317)	$88,708,051

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net: (continued)

(b)	Vessel Acquisitions and other Capital Expenditures:

During the year ended December 31, 2022, there were no vessel acquisitions.

On April 26, 2023, the Company, through Zatanna, entered into an agreement to purchase a 2020 Japanese-built 5,000 cbm LPG carrier, the Dream Terrax, from an unaffiliated third party for a purchase price of $19.9 million. The LPG Dream Terrax was delivered to the Company on May 26, 2023.

On April 26, 2023, the Company, through Starfire, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Arrax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Arrax was delivered to the Company on June 14, 2023.

On April 26, 2023, the Company, through Cyborg, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Syrax, from an unaffiliated third party for a purchase price of $17.0 million. The vessel LPG Dream Syrax was delivered to the Company on July 18, 2023.

On April 26, 2023, the Company, through Nightwing, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, Dream Vermax, from an unaffiliated third party for a purchase price of $17.0 million. The vessel LPG Dream Vermax was delivered to the Company on August 4, 2023.

During the year ended December 31, 2023, the M/T Wonder Formosa was equipped with a ballast water treatment system (“BWTS”).

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at December 31, 2021, 2022 and 2023.

(c)	Vessel Disposals:

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

On April 28, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Avior for a gross sale price of $30.1 million. The vessel was delivered to its new owners on July 17, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $17.6 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

On May 12, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Bellatrix for a gross sale price of $37.0 million. The vessel was delivered to its new owners on June 22, 2023. In connection with this sale, the Company recognized in the second quarter of 2023 a net gain of $19.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

On May 18, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Polaris for a gross sale price of $34.5 million. The vessel was delivered to its new owners on June 26, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $21.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net: (continued)

On June 15, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Musica for a gross sale price of $28.0 million. The vessel was delivered to its new owners on July 6, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $16.1 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

On September 1, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Formosa for a gross sale price of $18.0 million. The vessel was delivered to its new owners on November 16, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $8.2 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

On September 5, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Vega for a gross sale price of $31.5 million. The vessel was delivered to its new owners on December 21, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $16.5 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive (loss)/income.

The respective sales of the above vessels took place due to favorable offers in each case.

As of December 31, 2023, one vessel (the M/T Wonder Sirius) in the Company’s fleet having a carrying value of $11.7 million was first priority mortgaged as security under the $18.0 Million Term Loan Facility (Note 6 and 18).

6.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying consolidated balance sheets of December 31, 2022 and December 31, 2023, are analyzed as follows:

Loan facilities	Borrowers	As of December 31, 2022	As of December 31, 2023
$18.0 Million Term Loan Facility	Rocket- Gamora	13,250,000	5,257,200
Total long-term debt		$13,250,000	$5,257,200
Less: Deferred financing costs		(180,526)	(43,414)
Total long-term debt, net of deferred finance costs		13,069,474	5,213,786

Presented:
Current portion of long-term debt		$2,700,000	$1,345,600
Less: Current portion of deferred finance costs		(93,698)	(34,311)
Current portion of long-term debt, net of deferred finance costs		$2,606,302	$1,311,289

Non-Current portion of long-term debt		10,550,000	3,911,600
Less: Non-Current portion of deferred finance costs		(86,828)	(9,103)
Non-Current portion of long-term debt, net of deferred finance costs		$10,463,172	$3,902,497

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt: (continued)

$18.0 Million Term Loan Facility

On April 27, 2021, Rocket and Gamora, entered into an $18.0 million senior secured term loan facility (the “$18.0 Million Term Facility”) with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021 and the remaining outstanding balance was repaid by the Company on January 25, 2024 (Note 18). This facility had a term of four years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly installments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million, such balloon installment payable at maturity together with the last repayment installment.

The above facility was secured by a first preferred mortgage and a first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the M/T Wonder Sirius and the M/T Wonder Polaris), an earnings account pledge, a shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and, as of December 31, 2022, was guaranteed by Castor.

As part of the Spin-Off, on March 7, 2023, the first supplemental agreement was entered into with Alpha Bank, whereby Toro replaced Castor as guarantor under the $18.0 Million Term Facility, such that Castor no longer had any obligations under such facility. The facility also contained certain new customary minimum liquidity restrictions and financial covenants that required the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above, to the aggregate principal amounts due under the facility. With effect from March 7, 2023, the reference rate for this term loan facility changed from LIBOR to SOFR. On June 26, 2023, the Company prepaid $6.0 million under this facility using the proceeds of the sale of M/T Wonder Polaris. The repayment schedule was adjusted accordingly to account for the M/T Wonder Polaris no longer forming part of the security for this facility.

During the year ended December 31, 2023, the Company did not enter into any new or amended loan agreements and made scheduled principal repayments (in addition to the prepayment of part of the loan in connection with the sale of the M/T Wonder Polaris discussed above) amounting to $2.0 million with respect to its $18.0 Million Term Loan Facility.

As of December 31, 2023, the Company was in compliance with all financial covenants prescribed in the above debt agreement.

Restricted cash as of December 31, 2022 and December 31, 2023, non-current, comprises $0.7 million and $0.4 million of minimum liquidity deposits required pursuant to the $18.0 Million Term Loan Facility, respectively.

The annual principal payments for the Company’s outstanding debt arrangement as of December 31, 2023, required to be made after the balance sheet date, are as follows:

Year ending December 31,	Amount
2024	$1,345,600
2025	3,911,600
Total long-term debt	$5,257,200

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt: (continued)

The weighted average interest rate on long-term debt for the period ended December 31, 2021 and the years ended December 31, 2022, and 2023, was 3.3%, 4.9% and 8.1%, respectively.

Total interest incurred on long-term debt for the period ended December 31, 2021 and the year ended December 31, 2022, and 2023, amounted to $383,186, $719,105 and $737,207, respectively, and is included in ‘Interest and finance costs’ (Note 15) in the accompanying consolidated statements of comprehensive (loss)/income.

7.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on March 7, 2023 Toro issued to Castor (Note 8) (i) 9,461,009 common shares with one vote per share, and (ii) 140,000 Series A Preferred Shares, with a stated value of $1,000 and par value of $0.001 per share, and no voting power, and issued to Pelagos Holdings Corp, a company controlled by Toro’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Private Placement of Common Shares

On April 17, 2023, Toro entered into a subscription agreement with Pani, a company controlled by Toro’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19,465,000, less issuance costs of $817,764. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Share Repurchase Program

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Shares may be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases will be determined by management at its discretion and will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization does not obligate the Company to acquire any specific amount of common shares. During the year ended December 31, 2023, the Company repurchased under its share repurchase program 222,600 shares of common stock in open market transactions at an average price of $4.69 per share, for an aggregate consideration of $1.0 million. On December 27, 2023, 179,251 repurchased common shares were cancelled and have been removed from the Company’s share capital as of December 31, 2023 and the remaining 43,349 repurchased common shares have been classified as treasury shares as they were not cancelled as of December 31, 2023.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Equity Capital Structure: (continued)

As of December 31, 2023, Toro had 19,021,758 common shares issued and 18,978,409 common shares outstanding (net of 43,349 treasury shares), including 1,240,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 11).

8.	Mezzanine equity:

Series A Preferred Shares

The Company has issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. The Series A Preferred Shares have the following characteristics:

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, cumulative cash dividends at 1.00% per annum of the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2023. For each dividend period commencing on or after the seventh anniversary of March 7, 2023, the rate shall be the rate in effect for the prior dividend period multiplied by a factor of 1.3; but the rate cannot exceed 20% per annum in respect of any dividend period.

So long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any junior stock, other than a dividend payable solely in stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. “Accrued Dividends” means, with respect to Series A Preferred Shares, an amount computed at the annual rate stated above from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

Further, so long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of junior stock, nor shall any shares of junior stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of (x) a reclassification of junior stock, or (y) the exchange or conversion of one share of junior stock for or into another share of stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (ii) through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that rank junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

The Series A Preferred Shares are convertible, at their holder’s option, to common shares after the third anniversary of March 7, 2023, until but excluding the seventh anniversary of March 7, 2023. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including March 7, 2023, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

The Company may, at its option, redeem the Series A Preferred Shares in whole or in part, at any time and from time to time after the seventh anniversary of March 7, 2023 (the Series A Preferred Shares issue date), at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends.

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Mezzanine equity: (continued)

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share of $1,000, together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Castor and Toro, who can effectively determine the timing of the redemption of the Series A Preferred Shares.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock being nine years which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted during the period March 7, 2023 through December 31, 2023 was $2,429,275 and is presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying consolidated statements of comprehensive (loss)/income.

As of December 31, 2023, the net value of Mezzanine Equity amounted to $119,601,410, comprising (i) the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $117,222,135, less issuance costs of $50,000 and (ii) $2,429,275 of deemed dividend on the Series A Preferred Shares during the period March 7, 2023 through December 31, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. As of December 31, 2023, the Company paid to Castor a dividend amounting to $851,667 on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023 and the accrued amount for the period from October 15, 2023 to December 31, 2023 (included in the dividend period ended January 14, 2024) amounted to $315,000 (Notes 3(d) and 18(a)).

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, an investment in a related party, Castor Maritime Inc., and amounts due from related parties. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Financial Instruments and Fair Value Disclosures: (continued)

•
Long-term debt: The secured credit facility discussed in Note 6, has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

•
Investment in related party: Investment in related party is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2023.

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

10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2023. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending December 31,	Amount
2024	$3,708,206
Total	$3,708,206

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Equity Incentive Plan:

On September 6, 2023, the Company’s board of directors adopted an Equity Incentive Plan (the “Equity Incentive Plan”) under which directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, are eligible to receive awards including (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock unit, (e) dividend equivalents, (f) cash awards, (g) unrestricted stock and (h) other equity-based or equity-related Awards. The Equity Incentive Plan is administered by the Company’s board of directors and the aggregate number of common shares that may be issued with respect to awards granted under the Equity Incentive Plan cannot exceed the 2,000,000 common shares. The Company’s board of directors may terminate the Equity Incentive Plan at any time. On September 28, 2023, a total of 1,240,000 restricted common shares had been granted under the Plan to directors, officers and non-employees. The fair value of each restricted share was $5.83, based on the latest closing price of the Company’s common shares on the grant date.

The stock based compensation cost for the non-vested shares for the year ended December 31, 2023 amounted to $1,272,698 and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive (loss)/income.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2023, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, September 6, 2023	—	—
Granted	1,240,000	5.83
Non-vested, December 31, 2023	1,240,000	5.83

No shares vested during the period presented. The remaining unrecognized compensation cost relating to the shares granted amounting to $5,956,502 as of December 31, 2023, is expected to be recognized over the remaining period of three years, according to the contractual terms of those non-vested share awards.

12.	(Loss)/Earnings Per Common Share:

The computation of (loss)/earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with the Spin-Off.

The Company calculates (loss)/earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic (loss)/earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic (loss)/earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	(Loss)/Earnings Per Common Share: (continued)

Diluted (loss)/earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted (loss)/earnings per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period from March 7, 2023 to December 31, 2023 and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, since the two-class method was more dilutive than the treasury stock method. The components of the calculation of basic and diluted (loss)/earnings per common share in each of the periods comprising the accompanying consolidated statements of comprehensive (loss)/income are as follows:

	Period ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Net (loss)/income and comprehensive (loss)/income	$(1,430,391)	$49,926,383	$140,636,993
Dividend on Series A Preferred Shares	—	—	(1,166,667)
Deemed dividend on Series A Preferred Shares	—	—	(2,429,275)
Undistributed earnings to non-vested participating securities	—	—	(2,805,275)
Net (loss)/income attributable to common Shareholders, basic	$(1,430,391)	$49,926,383	$134,235,776
Undistributed earnings to non-vested participating securities	—	—	2,805,275
Undistributed earnings reallocated to non-vested participating securities	—	—	(926,641)
Dividend on Series A Preferred Shares	—	—	1,166,667
Deemed dividend on Series A Preferred Shares	—	—	2,429,275
Net (loss)/income attributable to common Shareholders, diluted	$(1,430,391)	$49,926,383	$139,710,352
Weighted average number of common shares outstanding, basic	9,461,009	9,461,009	15,443,485
Effect of dilutive shares	—	33,216,240	33,216,240
Weighted average number of common shares outstanding, diluted	9,461,009	42,677,249	48,659,725
(Loss)/Earnings per common share, basic	$(0.15)	$5.28	$8.69
(Loss)/Earnings per common share, diluted	$(0.15)	$1.17	$2.87

13.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) for the period ended December 31, 2021 and the years ended December 31, 2022, and December 31, 2023, as presented in the accompanying consolidated statements of comprehensive (loss)/income:

	Period ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Time charter revenues	9,115,257	13,656,027	12,148,571
Voyage charter revenues	15,002,012	51,805,097	3,806,244
Pool revenues	5,146,999	46,424,741	62,513,759
Total Vessel Revenues	$29,264,268	$111,885,865	$78,468,574

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Vessel Revenues: (Continued)

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

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

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

As of December 31, 2023, and December 31, 2022, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $303,577 and $2,462,714, respectively. This decrease by $2,159,137 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections and the employment in pools of our tanker fleet, except one tanker vessel that operated under period time charter during the year ended December 31, 2023.

As of December 31, 2023, and December 31, 2022, there were no deferred assets and liabilities related to voyage charters.

14.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive (loss)/income are analyzed as follows:

	Period ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2021	2022	2023
Brokerage commissions	521,052	1,661,958	448,801
Brokerage commissions- related party	372,037	1,437,276	1,004,035
Port & other expenses	3,916,046	5,794,018	1,131,354
Bunkers consumption	6,251,624	20,430,020	1,862,481
Gain on bunkers	(1,241)	(3,858)	(1,955)
Total Voyage expenses	$11,059,518	$29,319,414	$4,444,716

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Vessel Operating and Voyage Expenses: (Continued)

	Period ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2021	2022	2023
Crew & crew related costs	7,037,784	12,315,509	11,525,793
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	3,166,746	4,892,750	4,049,156
Lubricants	601,049	1,058,930	876,319
Insurance	875,873	1,434,441	1,058,302
Tonnage taxes	147,569	342,796	294,688
Other	532,850	1,663,864	3,280,377
Total Vessel operating expenses	$12,361,871	$21,708,290	$21,084,635

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive (loss)/income are analyzed as follows:

	Period ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
Interest on long-term debt	$383,186	$719,105	$737,207
Amortization of deferred finance charges	94,789	119,731	137,112
Other finance charges	28,037	63,768	89,934
Total	$506,012	$902,604	$964,253

16.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2023, the Company operated in three reportable segments: (i) the Aframax/LR2 tanker segment, (ii) the Handysize tanker segment and (iii) the LPG carrier segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas, refined petroleum products and crude oil differs.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Segment Information: (continued)

The table below presents information about the Company’s reportable segments for the period ended December 31, 2021 and the years ended December 31, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

	Period ended December 31, 2021			Year ended December 31, 2022			Year ended December 31, 2023
	Aframax/LR2 tanker segment	Handysize tanker segment	Total	Aframax/LR2 tanker segment	Handysize tanker segment	Total	Aframax/LR2 tanker segment	Handysize tanker segment	LPG carrier segment	Total
- Time charter revenues	$9,115,257	$—	$9,115,257	$13,656,027	$—	$13,656,027	$8,709,215	$—	$3,439,356	$12,148,571
- Voyage charter revenues	15,002,012	—	15,002,012	51,805,097	—	51,805,097	552,859	—	3,253,385	3,806,244
- Pool revenues	2,442,144	2,704,855	5,146,999	30,787,088	15,637,653	46,424,741	46,901,887	15,611,872	—	62,513,759
Total vessel revenues	$26,559,413	$2,704,855	$29,264,268	$96,248,212	$15,637,653	$111,885,865	$56,163,961	$15,611,872	$6,692,741	$78,468,574
Voyage expenses (including charges from related parties)	(11,003,925)	(55,593)	(11,059,518)	(29,100,348)	(219,066)	(29,319,414)	(1,939,564)	(198,730)	(2,306,422)	(4,444,716)
Vessel operating expenses	(9,776,724)	(2,585,147)	(12,361,871)	(17,386,009)	(4,322,281)	(21,708,290)	(11,691,675)	(5,164,248)	(4,228,712)	(21,084,635)
Management fees to related parties	(1,433,950)	(419,900)	(1,853,850)	(2,167,000)	(666,500)	(2,833,500)	(1,443,009)	(688,547)	(1,022,104)	(3,153,660)
(Provision)/ recovery of provision for doubtful accounts	—	—	—	(266,732)	—	(266,732)	266,732	—	—	266,732
Depreciation and Amortization	(3,087,764)	(746,353)	(3,834,117)	(5,889,352)	(1,405,124)	(7,294,476)	(3,475,084)	(1,490,577)	(1,874,041)	(6,839,702)
Gain on sale of vessels	—	—	—	3,222,631	—	3,222,631	90,800,434	8,226,258	—	99,026,692
Segments operating income/ (loss)	$1,257,050	$(1,102,138)	$154,912	$44,661,402	$9,024,682	$53,686,084	$128,681,795	$16,296,028	$(2,738,538)	$142,239,285
Interest and finance costs			(506,012)			(902,604)				(964,253)
Interest income			652			202,612				4,072,553
Dividend income from related party			—			—				1,020,833
Foreign exchange losses			15,327			(6,181)				(23,493)
Less: Unallocated corporate general and administrative expenses (including related parties)			(889,096)			(2,093,347)				(5,357,265)
Net (loss)/income and comprehensive (loss)/income, before taxes			$(1,224,217)			$50,886,564				$140,987,660

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Segment Information: (continued)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2022, and December 31, 2023, is as follows:

	As of December 31, 2022	As of December 31, 2023
Aframax/LR2 tanker segment	$134,093,677	$22,802,392
Handysize tanker segment	23,385,458	10,445,507
LPG carrier segment	—	71,651,775
Cash and cash equivalents(1)	(32)	151,757,138
Prepaid expenses and other assets(1)	—	51,447,318
Total assets	$157,479,103	$308,104,130

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

17.	Income Taxes:

Toro and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, but are not subject to income taxes in the Republic of the Marshall Islands. Toro’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly Traded Test”). Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.

In the Company’s case, it would have satisfied the Publicly Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. The Company therefore believes its stock structure, when considered by the U.S. Treasury in light of the Publicly Traded Test enunciated in the regulations, satisfies the intent and purpose of the exemption. This position is uncertain and was disclosed to the Internal Revenue Service when the Company filed its U.S. tax returns for 2021 and 2022. It will be disclosed again when the Company files its U.S. tax returns for 2023.

Because the position stated above is uncertain, the Company has recorded provisions of  $206,174, $960,181, and $350,667 for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive (loss)/income for the period ended December 31, 2021 and the years ended December 31, 2022 and 2023, respectively.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Subsequent Events:

(a)
Dividend on Series A Preferred Shares: On January 16, 2024, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on December 27, 2023,amounting to $350,000 for the dividend period from October 15, 2023 to January 14, 2024.

(b)
Sale of the M/T Wonder Sirius and prepayment of the $18.0 Million Term Facility: On January 8, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Sirius, at a price of $33.8 million. The vessel was delivered to its new owner on January 24, 2024. The Company expects to record during the first quarter of 2024 a net gain on the sale of the M/T Wonder Sirius of approximately $20.9 million, excluding any transaction related costs. The Company used part of the proceeds of the sale of M/T Wonder Sirius to fully prepay the remaining outstanding balance of $5.3 million under the $18.0 Million Term Facility (described in Note 6), under which the M/T Wonder Sirius served as security. As a result, we have no outstanding indebtedness under any facility as of February 29, 2024. Further, as a result of the sale, the Company no longer has any Aframax/LR2 vessels and management has determined that, with effect from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment.

(c)
Share Repurchase Program: Between January 1, 2024 and February 29, 2024, the Company repurchased 476,970 shares of common stock for aggregate consideration of 2.8 million under its share repurchase program.