Form 20-F
period 2024-12-31
TORO CORP.
filed 2025-04-15
CIK 1941131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were outstanding 19,093,853 common shares of the Registrant, $0.001 par value per share.

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

☐ Yes	☐ No

i

CERTAIN DEFINED TERMS

Unless the context otherwise requires, as of the date of and as used in this Annual Report the term:

•	“we”, “us”, “our” or the “Company” include the Toro Corp. and all of its subsidiaries;
•	“Castor” refers to Castor Maritime Inc.;
•
“Castor Master Management Agreement” refers to the amended and restated master management agreement between Castor and Castor Ships, effective July 1, 2022 under which the vessels owned by the Toro Subsidiaries were commercially and technically managed by Castor Ships prior to the Spin-Off;

•	“common shares” refers to the common shares, par value $0.001 per share, of Toro;
•	“Distribution” refers to the distribution of 9,461,009 common shares on a pro rata basis to the holders of common stock of Castor
•
“Master Management Agreement” refers to the amended and restated master management agreement entered into between Toro, Toro’s shipowning subsidiaries and Castor Ships, effective April 26, 2023, for the commercial and technical management of the Company’s vessels;

•
“Robin” refers to Robin Energy Ltd., our wholly-owned subsidiary to which we contributed our Handysize tanker business in connection with the Robin Spin-Off (as defined and described in “Item 3. Key Information”);

•
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

•	“Toro” refers only to Toro Corp. (formerly named “Tankco Shipping Inc.”) and not to its subsidiaries;
•
“Toro Spin-Off Resolutions” refers to, collectively, resolutions by our board of directors (the “Board”) on November 15, 2022 and December 30, 2022, (a) to focus our efforts on our then current business of tanker shipping services, (b) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (c) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships S.A. (“Castor Ships”), are not required to offer or inform us of any such opportunity; and

•
“Toro Subsidiaries” refers to the eight tanker-owning subsidiaries and an additional subsidiary formerly owning the M/T Wonder Arcturus contributed to Toro prior to the Distribution (as defined herein.

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

In addition to these assumptions, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•	the effects of the Spin-Off;

•	the effects of the spin-off of our Handysize tanker business;

•
our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the liquefied petroleum gas (“LPG”) shipping industry;

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

•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;

•	any material cybersecurity incident;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism;

•
changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls;

•	inadequacies in our insurance coverage;

•	developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification;

•	the impact of climate change, adverse weather and natural disasters;

•	accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting refined petroleum products; and

•	any other factor described in this Annual Report.

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

On February 28, 2025 , the disinterested and independent members of the board of directors of the Company, based on the recommendation of a special committee of disinterested and independent directors, approved and authorized, subject to the fulfillment of certain conditions, the spin-off of our Handysize tanker segment, whereby (a) our Handysize tanker-owning subsidiary, (b) the holding company of the now sold tanker vessel M/T Wonder Formosa, and (c) $10.4 million in cash would be contributed to the Company’s wholly-owned subsidiary, Robin, as a capital contribution in exchange for (i) the issuance to the Company of 2,386,732 common shares of Robin, (ii) the issuance to the Company of 2,000,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin having a stated amount of $25 per share and (iii) the issuance to Pelagos Holdings Corp., a controlled affiliate of Mr. Petros Panagiotidis, of 40,000 Series B Preferred Shares of Robin, par value $0.001 per share against payment of the par value of such shares (such transactions, collectively, the “Robin Contribution”). On April 14, 2025, we effected the Robin Contribution and distributed on a pro rata basis all common shares of Robin received in the Robin Contribution to our holders of common stock of record at the close of business on April 7, 2025 (the “Robin Distribution”, and together with the Robin Contribution and related transactions, the “Robin Spin-Off”). As of the date of this Annual Report, we and Robin operate as independent publicly traded companies each listed on the Nasdaq Capital Market. The Contribution and Spin-Off Distribution Agreement entered into with Robin also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Robin.

As of April 14, 2025, our Chairman and Chief Executive Officer, Petros Panagiotidis, also serves as Chairman and Chief Executive Officer of Robin.

For further information regarding the Robin Spin-Off, refer to “Item 4. Information on the Company—A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and as included elsewhere in this Annual Report.

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

Summary of Risk Factors

•	Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.

•	An oversupply of LPG carrier capacity may prolong or further depress charter rates when they occur, which may limit our ability to operate our vessels profitably.

•
Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•	The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.

•	Trade disputes or the imposition of tariffs on imports and exports could affect international trade and therefore could adversely affect our business.

•	Compliance with rules and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.

•
We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union (EU) and U.S. laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of greenhouse gas (“GHG”) emissions may adversely impact our operations and markets.

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

•	Our term loan to Castor and investment in the Series D Preferred Shares of Castor constitute a substantial portion of our assets, therefore we are exposed to the risks affecting Castor’s business.

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

•	We may be unable to achieve some or all of the benefits that we expect to derive from the spin-off of our Handysize tanker business.

•	We do not have a declared dividend policy and our Board may never declare dividends on our common shares.

•	Our share price may be highly volatile, as a result, investors in our common shares could incur substantial losses.

•
Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

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

The LPG carrier industry is both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by LPG carriers. Further, because many factors influencing the supply of, and demand for, vessel capacity (including the supply and demand for the products transported by LPG carriers) are unpredictable, the timing, direction and degree of changes in these markets are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

For a discussion of factors impacting charter rates in the LPG carrier industry, refer to “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results”.

We are exposed to fluctuating demand, supply and prices for LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India or other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for LPG carriers and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

Supply and demand for the products our vessels transport are sensitive to the price of oil, which has been volatile in recent years. Volatility in 2024 was moderate, despite continued heightened geopolitical tension, including the imposition of new sanctions against Russia and Belarus in connection with its invasion of Ukraine. The price of Very Low Sulphur Fuel Oil (“VLSFO”) in Singapore ranged from a peak of around $656 per metric ton in February 2024 to a low of $547 per metric ton in December 2024 . As of March 4, 2025, the price of VLSFO in Singapore was $525 per metric ton. For further details on the Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” However, growth in the supply of oil products, including LPG, may outpace demand for such products in 2024, as there is growing evidence of softening global demand due to, among other factors, persistent inflationary pressures, the impact of higher interest rates and deteriorating macroeconomic outlooks in certain of the regions we operate in, such as Europe, which has experienced a decline in manufacturing and industrial activity. In light of these economic pressures, the price of oil is generally expected to decline and may remain volatile as the market continues to adjust in changing patterns in supply and demand.

Certain additional factors may influence the price of oil and therefore supply and demand for the products we transport. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil and refined petroleum products, and as a result crude oil and refined petroleum product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, nuclear energy, electricity or water energy. Changes in oil supply balance and oil prices, or the supply balance and prices of products derived from oil, can have a material effect on demand for LPG shipping services. In particular, changes to the trade patterns or trade routes of the products we transport may have a significant negative or positive impact on the ton mile, and therefore the demand for our LPG carriers. As of March 4, 2025, trade routes for LPG carriers have been disrupted by escalating attacks on vessels in and around the Red Sea. For further details, see “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.” Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segments, operating results and/or available cash. As noted above, the global economy and demand for LPG continues to adapt to disruptions in oil supply due to Russia’s invasion of Ukraine and related sanctions and the market may enter a period of oversupply of oil products as demand shows signs of weakening, which may have a material effect on demand for LPG carriers shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.”

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the course of 2024, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2023. While the U.S. consumer price index, an inflation gauge that measures costs across dozens of items fell to 2.7% before seasonal adjustment in December 2024, down from 3.4% in December 2023, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom and the Eurozone. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Alternatively, if inflation fails to abate in 2025, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for LPG products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of the armed conflict in Ukraine. In 2023 and 2024, bunker rates demonstrated overall decreasing volatility as the market adapted to the conflict in Ukraine. In particular, in 2024, the price of VLSFO in Singapore reached a high of $656 per metric ton in February, and a low of $547 per metric ton in December. As of March 4, 2025, the price of VLSFO in Singapore was approximately $525 per metric ton but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2024. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

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

In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including LPG, that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of energy and other products. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”, “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows”, “—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of LPG products and may be affected by a decrease in the demand for such products and the volatility in their prices” and “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business”.

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

Further, if attacks on vessels occur in regions that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. As of March 4, 2025, such listed areas included parts of the Southern Red Sea, Gulf of Aden and Black Sea, as well as the coastal waters of Yemen, Israel and Iran, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing increases of 25% to 50% in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts, tensions and recent developments in the Middle East, including continuing unrest in Iran, the fall of the Assad regime in Syria in December 2024 and the establishment of a transitional government in Syria, the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between Western Nations, Israel and/or Iran could result in retaliation that could potentially affect the shipping industry. For example, there have been an increased number of attacks on or seizures of vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022, one Marshall Islands-flagged vessel in 2023 and a Portuguese-flagged vessel in 2024), and ship owners have reported a heightened level of harassment when transiting through the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Protectionism has been on the rise globally, in recent years. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions.

The United States, which has emerged as a key market for LPG , has similarly seen a rise in protectionist policies. Since 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Beginning in February 2025, President Trump has announced new tariffs on imports, including 10% tariffs on virtually all imports to the United States, and higher tariffs on imports of certain products or from certain countries (including Canada, Mexico and China). In response, foreign governments, including China, have enacted retaliatory tariffs. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on us or our industry.

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

We are new entrants to the competitive LPG shipping sector and may face difficulties in establishing our business.

Our LPG carrier-owning subsidiaries entered into the LPG shipping business in 2023. As new entrants to the LPG shipping businesses, we may struggle to establish market share and broaden our customer base for our operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our LPG carriers. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the fragmented LPG carrier markets, existing or additional competitors with greater resources may enter or grow their positions in the LPG carrier sector through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party managers for our commercial success. As of the date of this Annual Report, our manager, Castor Ships, has subcontracted, with our consent, the technical management for all of our vessels to a third-party ship-management company, except one LPG carrier vessel for which Castor Ships has provided technical management since November 5, 2024. Any failure by us or Castor Ships to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a vessel operator and impact the growth of our business, our financial condition and operating profits.

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

Environmental laws often impose strict liability for remediation of spills and releases of oil, oil products and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill of any products carried by our vessels, or a release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.

In addition to the foregoing risks, the operation of LPG carriers and transportation of oil presents unique operational risks. See “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.”

Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia and a number of oil cargo seizures have occurred there. Sea piracy incidents continue to occur with LPG carrier vessels particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. Since Russia’s invasion of Ukraine in 2022, economic sanctions have been imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and, in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have adopted import bans of Russian energy products, such as crude oil and refined petroleum products. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. For example, the United Kingdom has barred the provision of ships or services, including shipping services, facilitating the maritime transport of Russian crude oil, with effect from December 5, 2022, and refined oil products, with effect from February 5, 2023. The Group of Seven nations and the European Union have also imposed a price cap of $60 per barrel on Russian crude oil with effect from December 5, 2022 and introduced a separate price cap on refined petroleum products with effect from February 5, 2023. In October 2023, the United States also introduced sanctions against 50 tanker vessels with ties to the Russian oil trade, significantly impeding such vessels’ abilities to load cargoes, and has imposed sanctions against at least two companies and their tankers for breaching the $60 per barrel price cap on Russian crude oil. In June 2024, the Council of the European Union introduced a new package of sanctions on Russian oil, including a new measure targeting specific vessels contributing to Russia’s war against Ukraine, which are subject to a port access ban and a ban on the provision of services; so far, the EU has placed 79 vessels on this list, including tankers transporting Russian oil and performing dangerous and illegal shipping practices. On January 15, 2025, the U.S. Department of Treasury introduced new sanctions on two Russian oil producers as well as 183 vessels that have shipped Russian oil in violation of existing sanctions. These and other recent sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia. These restrictions may affect our current or future charters.

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

As a result of these bans and related trade sanctions, many consumers of crude oil and refined petroleum products have sought out alternative sources of these products and trade patterns and trade routes for crude oil and refined petroleum products have changed. For example, the United States has emerged as a major producer of crude oil, refined petroleum products and natural gas liquids, producing record amounts of oil in 2023 that have helped to offset supply constraints due to Russia’s exclusion from the market and strong demand for exported crude oil. The prices of crude oil, refined petroleum and LPG-related products have increased and remained elevated as a result of these bans and related trade sanctions, though record production by the United States has exerted downward price pressure. Increases in the price of oil, refined petroleum and LPG products have and are likely to affect adversely global oil demand and reduce worldwide oil transport should they continue. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of Russian oil tankers by several countries, it is uncertain what the ultimate result will be on the Company’s business and financial position. However, due to their effect on the global market for petroleum products, current or additional sanctions could have a material adverse impact on the Company’s business, cash flows, financial condition and operating results. We will keep monitoring the events in the Ukraine war and the possibility of the cessation of the hostilities between the two nations.

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

Public health threats or widespread health emergencies, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses (or concerns over the possibility of such threats or emergencies) could lead to a significant decrease in demand for the transportation of the products carried by our vessels. In recent years, our business and the LPG carrier sectors have from time to time been impacted by various public health emergencies in various parts of the world in which we operate, most notably the COVID-19 pandemic. While most countries around the world have removed restrictions implemented in response to the COVID-19 pandemic, the emergence of new public health threats or widespread health emergencies, whether globally or in the regions in which we operate, may result in new restrictions, lead to further economic uncertainty and heighten certain of the other risks described in this Annual Report. In particular, such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in dry-dock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence. Any public health threat or widespread health emergency, whether widespread or localized, could create significant disruptions in our business and adversely impact our business, financial condition, cash flows and operating results.

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

We are subject to international laws and regulations and standards (including, but not limited to, environmental standards such as IMO 2020 for the low sulfur fuels and the International Ballast Water Convention for discharging of ballast water), as well as to regional requirements, such as European Union and U.S.  laws and regulations for the protection of the environment, each of which may adversely affect our business, results of operations, and financial condition. In particular, new short-, medium- and long-term measures developed by the IMO, the European Union and other entities to promote decarbonization and the reduction of GHG emissions may adversely impact our operations and markets.

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

Environmental laws can impose strict liability for emergency response, remediation of spills and releases of oil and hazardous substances and natural resource damages, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.” and “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.”

In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, we have transitioned to burning IMO compliant fuels as none of our vessels is equipped with scrubbers (also known as Exhaust Gas Cleaning Systems). As a result, these vessels currently utilize VLSFO containing up to 0.5% sulfur content. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of around $547 per metric ton in December 2024. As of March 4, 2025, the price of VLSFO in Singapore was around $525 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

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

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest. Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power can be a less costly solution than these measures. As of the date of this Annual Report, official calculations had determined that three of the four LPG carrier vessels were in compliance with the EEXI requirements as of January 1, 2023. Our remaining one LPG carrier vessel is in compliance with the EEXI requirements by installing the Shaft Power Limitation (“ShaPoli”) system on April 30, 2024 and obtained its first annual International Air Pollution Prevention (“IAPP”) certificate, effective from June 4, 2024.

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

Further, on January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in U.S. federal waters. While leasing has since resumed, a record low of just three offshore lease sales over the next five years were unveiled in September 2023. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts. The 2024 United Nations Climate Change Conference (“COP29”) in Marrakesh called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025 President Trump signed an Executive Order seeking to withdraw the United States from the Paris Agreement.

The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have had, and will continue to have, an impact on demand for LPG, as well as increase our costs of operation, any of which could have an adverse effect on our business and operating results.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries and it will be in force on June 26, 2025. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. See “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business” for further information regarding geopolitical circumstances which have or may impact insurance. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

The capacity of the world LPG carrier fleet appears likely to increase in the near term. However, future growth in the demand for LPG carriers, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products we transport. Factors that influence demand for LPG carrier capacity include, but are not limited to:

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;

•	the available supply of LPG products;

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;

•	the availability of financing for new and secondhand LPG carriers and shipping activity;

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and dry-dockings;

•	the number of conversions LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;

•	port and canal congestion;

•	the speed of LPG carriers being operated;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	changes in LPG carrier prices;

•	any factors that affect the foregoing;

•	changes in the level of demand for seaborne transportation of LPG products, which is influenced by the following factors:

•	the level of production of LPG products in net export regions;

•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;

•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

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

The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a slight 1% decrease between 2023 and 2024 (from 589 to 584 vessels, respectively). Moreover, the orderbook of small LPG carrier vessels has remained at low levels and has not changed in 2024 from 9 vessels in 2023.

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

The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carriers include, without limitation:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency;

•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of new buildings;

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

The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.

The operation of LPG carriers is inherently risky and presents unique operational risks. For example, an LPG release may cause significant environmental damage. Additionally, compared to other types of vessels, LPG carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of LPG. Our crews could also be inadvertently exposed to escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of LPG could result in significantly more expensive insurance coverage and the associated costs of an LPG release or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our LPG carrier fleet, our cash flows and segment and overall operating results.

Risks Relating to Our Company

We may be dependent on a small number of charterers for the majority of our business.

A small number of charterers have accounted for a significant part of our revenues and we expect this trend to continue in our operations. Indicatively, for the period ended December 31, 2023, we derived 70% of our operating revenues from continuing operations from one pool manager and in the year ended December 31, 2024, we derived 82% of our operating revenues from continuing operations from one pool manager and three charterers. While the majority of our vessels no longer participate in pools, we expect our credit concentration to remain significant because our LPG carrier vessels are chartered by a small number of charterers. All the charters for our fleet have fixed terms, but may be terminated earlier due to certain events, such as a charterers’ failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for LPG-related products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter arrangement and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report for an overview of our charterer concentration.

We may not be able to execute our business strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.

As our business grows, we intend to acquire additional LPG carrier vessels, including to replace existing vessels, diversify our fleet and expand our activities, subject to conditions set out in the Toro Spin-Off Resolutions. See“—We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.” These objectives have implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

We operate secondhand vessels, which may lead to increased technical problems for our vessels and/or higher operating expenses or affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and to obtain financing on favorable terms or at all and result in a more rapid deterioration in our vessels’ market and book values.

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

The average age of our LPG carrier fleet was 8.5 years as of March 4, 2025, compared to the industry average of the world fleet of small LPG carriers up to 5,000 cbm, which was 23.2 years as of the same date.

Charterers have age restrictions on the vessels they charter and in the past have actively discriminated against chartering older vessels, which may result in lower utilization of our vessels and, in turn, in lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

While the average age of our LPG carriers is relatively low compared to the industry average, over the course of time the age of our vessels may impact our ability to obtain external financing against that older vessels at all or at reasonable terms, to the extent  our vessels may be seen as less valuable collateral.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco–vessels”). If new LPG carriers are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

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

We may opportunistically employ some or all of our vessels in the spot market, either in the voyage charter market or in spot-market oriented pools, if spot market conditions are favorable. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of and demand for vessels and LPG products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time, providing a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial manager and/or our pool operators obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.

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

As of the date of this Annual Report, Castor Ships has subcontracted, with our consent, the technical management for all our vessels to a third-party ship-management company at its own expense, except for the LPG Dream Syrax, for which Castor Ships has provided the technical management since November 5, 2024. Our subcontracting arrangements with third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

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

Our Chairman and Chief Executive Officer also serves as Chairman, Chief Executive Officer and Chief Financial Officer of our former parent company, Castor and as Chairman and Chief Executive Officer of our former wholly-owned subsidiary, Robin. In connection with the Spin-Off, we resolved to limit the fields in which we focus our operations. We currently focus our efforts on LPG carrier shipping services, and we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of these shipping businesses nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of this shipping business if in the future our Board determines to do so. Focusing our operations LPG carrier shipping business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

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

 Robin may pursue opportunities outside of the Handysize tanker shipping business if Robin’s board determines to do so, including in the LPG carrier shipping business, which may have an adverse effect on our business, financial condition and operating results.

Our failure to obtain an opportunity that our Board deems in the interest of our shareholders may have an adverse effect on our business, financial condition and operating results. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain resolutions of the board of directors of Toro, Robin and Castor in connection with the Robin Spin-Off and the Spin-Off.”

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

We may be unable to achieve some or all of the benefits that we expect to derive from our spin-off of our Handysize tanker business.

On February 28, 2025, the disinterested and independent members of the board of directors of the Company approved the spin-off of our Handysize tanker segment, which occurred on April 14, 2025. Although we believe that the Robin Spin-Off will enable our Handysize tanker business, on the one hand, and our LPG carrier businesses, on the other, to each increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion, we may not be able to achieve some or all of the anticipated benefits from the separation of our businesses and the Robin Spin-Off may adversely affect our business. The separation of such businesses created two independent, publicly traded companies, each of which will initially be smaller, less diversified and more narrowly focused than before the Robin Spin-Off, which could make such businesses more vulnerable to changing market and economic conditions. Operating as a relatively smaller independent entity may reduce or eliminate some of the benefits and synergies which previously existed across our business platforms before the Robin Spin-Off, including our operating diversity, borrowing leverage, available capital for investments, partnerships and relationships and opportunities to pursue integrated strategies with the businesses within our former combined company and the ability to attract, retain and motivate key employees. In addition, as a smaller company, our ability to absorb costs may be negatively impacted, including the significant cost of the spin-off transaction, and we may be unable to obtain financing or refinance our existing indebtedness. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, business prospects and the trading price of our common stock. As a result of having spun off our Handysize tanker business, we also may be more susceptible to market fluctuations and other adverse events than we would be if we did not spin off such business. If we fail to achieve some or all of the benefits that we expect to derive as a result of the Robin Spin-Off, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

We do not have a declared dividend policy and our Board may never declare dividends on our common shares.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The LPG shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade and transport of LPG-related products in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

These limitations in both the debt and equity capital markets may affect our ability to grow. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, comply with and implement wide-ranging ESG requirements. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us. If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that is attributable to the transport of cargoes to or from the United States. If this tax had been imposed for our 2022, 2023 and 2024 taxable year, we anticipate that U.S source income taxes of approximately $0, $47,071 and $0 from continuing operations and $960,181, $303,596 and $0 from discontinued operations would be charged for these periods, respectively, and we have included a provision for these amounts in our Consolidated Financial Statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

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

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

The Marshall Islands was added to the EU blacklist in February 2023, and it was subsequently removed from the EU blacklist in October 2023. If any jurisdiction in which we are incorporated in is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list, our business could be harmed. In addition, if further economic substance or other requirements were imposed by the Marshall Islands, our business could be adversely affected.

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

Risks Relating to Our Common Shares

Our share price may be highly volatile, as a result, investors in our common shares could incur substantial losses.

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of our former parent company’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as our common shares were distributed to our former parent company’s common shareholders in connection with the Spin-Off, we may have a similar shareholder base and experience similar patterns of investment. Since completion of the Spin-Off, the price of our common shares has been volatile, ranging from a low of $1.47 per share on March 23, 2023 to a high of $6.42 per share on August 14, 2023. As of March 4, 2025, the closing bid price of our common shares was $2.63 per common share. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.

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

In addition, the Robin Spin-Off could temporarily increase the volatility of our share price for a variety of reasons. For example, it is possible that some of our shareholders will sell our common shares as a result of the Robin Spin-Off, for reasons such as our business profile or market capitalization as a stand-alone company no longer fitting their investment objectives. Volatility in our share price may also increase as the market evaluates our and Robin’s prospects as independent publicly traded companies. There can be no assurance that the effects of any such volatility in share price would be borne equally among us and Robin. The sale of significant volumes of our common shares, or the perception in the market that this will occur, may decrease their market price and have an adverse impact on our business, including due to Nasdaq minimum bid price requirements.

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

The combined post-Distribution value of our and Robin’s common shares may not equal or exceed the pre-Distribution value of our common shares.

Our common shares are listed and traded on the Nasdaq Capital Market and Robin common shares have also been approved for listing on the Nasdaq Capital Market. We cannot assure you that the combined trading prices of our common shares and Robin common shares after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of our common shares prior to the Distribution. Until the market has fully evaluated the business of Robin, the price at which shares of Robin common shares trade may fluctuate significantly. Similarly, until the market has fully evaluated our business without the business of Robin, the price at which our common shares trades may fluctuate significantly and we could experience significant fluctuations in the trading price of our common shares. See also “—Our share price may be highly volatile, as a result, investors in our common shares could incur substantial losses.”

Our term loan to Castor and investment in the Series D Preferred Shares of Castor constitute a substantial portion of our assets, therefore we are exposed to the risks affecting Castor’s business

On August 7, 2023, we agreed to purchase 50,000 Castor Series D Preferred Shares for aggregate cash consideration of $50.0 million. On December 12, 2024, we agreed to purchase an additional 50,000 Castor Series D Preferred Shares for an aggregate consideration of $50.0 million in cash. As of the date of this Annual Report, we own all 100,000 outstanding Castor Series D Preferred Shares. For additional information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Purchase by the Company of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor.”

In addition, on December 11, 2024, we entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor which was drawn down on the same date.

Our term loan granted to Castor and investment in the Castor Series D Preferred Shares constitute a substantial portion of our total assets. Our term loan to Castor and investment in Castor Series D Preferred Shares expose us to the risk of Castor’s default. Castor could default on its payment obligations to us due to, by way of example, bankruptcy or lack of liquidity, which in turn could be caused by the occurrence of any events which affect the business, results of operations and financial condition of Castor. The Castor Series D Preferred Shares are preferred equity securities of Castor and in a liquidation would rank junior to Castor’s debt obligations.

The Castor Series D Preferred Shares entitle us to certain dividends and, from January 1, 2026 will be convertible, in whole or in part, at our option, into common shares of Castor.

As a result of our term loan to Castor and our investment in the Castor Series D Preferred Shares, we are, and in the event of a conversion of the Series D Preferred Shares into common shares of Castor we would continue to be, subject to risks affecting Castor, including the risks that Castor discloses in its annual report on Form 20-F and other reports filed with or furnished to the SEC.

Future issuances of common shares or other equity securities, including as a result of an optional conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

Toro has an authorized share capital of 3,900,000,000 common shares that it may issue without further shareholder approval. Our business strategy may require the issuance of a substantial amount of additional shares and in the year ended December 31, 2023, we issued 8,500,000 common shares to Pani Corp. (“Pani”), a company controlled by Toro’s Chairman and Chief Executive Officer, for gross proceeds of $19,465,000, less issuance costs of $817,764. Based on market conditions, we may also opportunistically seek to issue equity securities, including additional common shares, to the extent available and permitted. We cannot assure you at what price the offering of our shares in the future, if any, will be made and they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

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

In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, our Equity Incentive Plan (under which a total of 2,000,000 restricted common have already been granted subject but 1,440,000 remain unvested as of March 4, 2025), debt prepayments or future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

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

On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) entered into between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Rights Agent”), on such same date. Each Right allows its holder to purchase from Toro one common share (or one one-thousandth of a share of Series C Participating Preferred Shares), for the Exercise Price of $22 once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Shareholder Protection Rights Agreement.”

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

In addition to the Rights above, we have issued 40,000 Series B Preferred Shares, representing 99.5% of the aggregate voting power of our total issued and outstanding share capital, as of March 4, 2025 to an entity controlled by Mr. Panagiotidis. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to be the ultimate beneficial owner of 10,371,240 common shares representing 54.3% of the 19,093,853 common shares outstanding, as of March 4, 2025 and 40,000 shares of our Series B Preferred Shares outstanding as of the same date. The shares of Series B Preferred Shares each carry 100,000 votes. Together, such shares represent 54.4% of our total outstanding share capital and 99.8% of the aggregate voting power of our total outstanding share capital as of March 4, 2025 and Mr. Panagiotidis therefore has control over our actions. Mr. Panagiotidis also controls Castor as he was the ultimate beneficial owner of 12,000 Series B Preferred Shares, each carrying 100,000 votes, of Castor as of March 4, 2025. Mr. Panagiotidis also controls Robin as he was the ultimate beneficial owner of 40,000 Series B Preferred Shares, each carrying 100,000 votes of Robin as of the date of Robin Spin-Off. The interests of Mr. Panagiotidis may be different from your interests.

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

As of the date of this Annual Report, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of such securities may be more volatile.

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

In addition, for purposes of the PFIC “asset” test described above, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Castor).  The application of these rules can be complex and can depend on facts that may change in the future.  In particular, our conclusion that we do not expect to be a PFIC for our 2024 taxable year depends, in-part, on our determination that we are related to Castor under the PFIC rules, but the Castor Series D Preferred Shares represent less than 25% of the value of Castor’s stock.  We have made this determination based on an independent valuation analysis.

PFIC status is also determined annually, and further depends upon the composition of our gross income and assets, both of which are subject to change. Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years, nor any assurance that the IRS or a court will agree with our determination of our PFIC status.  Moreover, the Robin Spin-Off will mean that we no longer own certain assets, and the nature of the assets that we cease to own as a result of the Robin Spin-Off may also affect our future PFIC status.

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

The distribution of common shares of Robin in connection with the Robin Spin-Off may result in significant tax liability.

In connection with the spin-off of our Handysize tanker business, holders of our common shares will receive one common share of Robin, the holding company for our Handysize tanker business, for every eight of our common shares held at the close of business on April 7, 2025. We do not expect that such distribution of shares or the Robin Spin-Off will qualify for tax-free treatment for U.S. federal income tax purposes. Therefore, we expect that the receipt by our shareholders of Robin common shares in such circumstances would be a taxable distribution, and each U.S. holder that receives Robin common shares in such distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of such stock that was distributed to it, which, in the case of our shareholders, would generally be treated first as a taxable dividend to the extent of such holder’s pro rata share of our earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Toro common shares, and thereafter as capital gain with respect to any remaining value. The amount of any such taxes to our shareholders may be substantial.

Although we do not expect that the distribution of Robin common shares in connection with the Robin Spin-Off will qualify for tax-free treatment for U.S. federal income tax purposes, Toro, which is not a U.S. corporation, will not be subject to U.S. federal income tax as a result of the distribution of Robin common shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Spin-Off from Castor

Toro was incorporated by Castor under the laws of the Republic of the Marshall Islands on July 29, 2022 as Tankco Shipping Inc., to serve as the holding company of the Toro Subsidiaries in connection with the Spin-Off. On September 29, 2022, we were renamed Toro Corp. On November 15, 2022 and December 30, 2022, based on the recommendation of a special committee of independent disinterested directors of Castor, the independent disinterested members of the board of directors of Castor approved the Spin-Off in order for each of Toro, holding Castor’s tanker segments, and Castor, holding its dry bulk segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Castor’s financing and growth opportunities. The Spin-Off was intended to operate our and Castor’s business separately, however, (a) through our holding of Castor Series D Preferred Shares we are exposed to the risks affecting the business of Castor, and (b) Castor, through its holding of our common shares and Series A Preferred Shares, is exposed to the risks affecting our business. The terms of the Spin-Off were negotiated and approved by the above mentioned special committee.

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

Purchase of Series D Cumulative Perpetual Convertible Preferred Shares of Castor

On August 7, 2023, we agreed to purchase 50,000 Castor Series D Preferred Shares for aggregate cash consideration of $50.0 million. On December 12, 2024, we agreed to purchase an additional 50,000 Castor Series D Preferred Shares for aggregate cash consideration of $50.0 million For a description of these transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Purchase by the Company of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor.”

Loan Facility Agreement to Castor

 On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor which was drawn down on the same date. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of  $100.0 million to Castor.”

Robin Spin-Off

On February 28, 2025, the independent disinterested directors of Toro approved, based on the recommendation of a special committee of independent disinterested directors of Castor, and authorized, subject to the fulfillment of certain conditions, the proposed spin-off of the Company’s Handysize tanker segment to our newly formed wholly-owned subsidiary, Robin Energy Ltd., in order for each of Toro Corp., holding the LPG carrier segment, and Robin, holding the Handysize tanker segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Robin’s financing and growth opportunities. Separating the LPG carrier and Handysize tanker businesses is intended to enable each of us and Robin to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. In connection with and as part of the Robin Spin-Off, our independent disinterested directors approved, based on the recommendation of the aforementioned special committee, the contribution to Robin of (a) our Handysize tanker-owning subsidiary (owning one Handysize tanker vessel) and an additional subsidiary formerly owning the M/T Wonder Formosa (which was sold pursuant to a memorandum of agreement entered into on September 1, 2023 and delivered to its new owner on November 16, 2023) and (b) $10.4 million in cash as a capital contribution, in exchange for (i) all issued and outstanding shares of Robin common stock, par value $0.001 per share, (ii) 2,000,000 shares of Robin’s 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $25 per share, all of which would be retained by us after the Robin Spin-Off and (iii) the issuance of 40,000 Series B Preferred Shares of Robin, each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and Robin’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share.

On April 14, 2025, we distributed on a pro rata basis all of the common shares of Robin received in connection with the Robin Spin-Off to our holders of common stock of record at the close of business on April 7, 2025. Our common shareholders received one common share of Robin for every eight of our common shares held at the close of business on April 7, 2025. Further information regarding the details of the Robin Spin-Off may be found on Registration Statement No. 001- 42543 on Form 20-F of Robin Energy Ltd., declared effective by the U.S. Securities Exchange Commission (“SEC”) on March 28, 2025. The common shares of Robin have been approved for listing on the Nasdaq Capital Market. The terms of the Robin Spin-Off were negotiated and approved by a special committee of independent disinterested directors. The Robin Spin-Off was intended to operate our and Robin’s business separately, however, through our holding of Robin’s Series B Preferred Shares, we remain exposed to the risks affecting the Handysize tanker business of Robin.

Business

We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing LPG carrier vessels and provides worldwide energy seaborne transportation services for LPG. As of the date of this Annual Report, we primarily operate in the LPG sector and maintain a fleet of four LPG carrier vessels with an aggregate cargo carrying capacity of 0.02 million dwt and an average fleet age of 8.5 years. As of December 31, 2024, our fleet comprised four LPG carrier vessels and one Handysize tanker vessel.

Our commercial strategy primarily focuses on deploying our fleet under a mix of  time charters and voyage charters and according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools. As of the date of this Annual Report, our four LPG carrier vessels were employed in period time charters. Such arrangements will be reevaluated by management on a periodic basis.

We intend to expand our fleet in the future and may acquire additional LPG carriers or other vessels, including to replace existing vessels or vessels we have disposed of, diversify our fleet, expand our activities and reduce the average age of our fleet, and potentially, if our Board so determines, acquire vessels in other sectors, based on, in each case, our assessment of market conditions and subject to the conditions set out in the Toro Spin-Off Resolutions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third-parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”

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

Fleet Development and Vessel Capital Expenditures

In 2021, our fleet grew from zero vessels to nine vessels through the acquisition by Castor of nine tanker vessels, one of which was sold to a third-party on May 9, 2022 and delivered to that party on July 15, 2022 prior to completion of the Spin-Off. In the second and third quarters of 2023, we acquired four LPG carriers comprising our newly established LPG carrier segment. Between the second and fourth quarters of 2023, we completed the sales of six of our tanker vessels to third-parties due to attractive purchase terms offered by these buyers. This included one of the two Handysize vessels then comprising our Handysize segment and all six of the seven Aframax/LR2 vessels then comprising our Aframax/LR2 segment. On January 24, 2024, we completed the sale of the M/T Wonder Sirius, the sole remaining Aframax/LR2 tanker comprising our Aframax/LR2 segment. For further information on these vessel acquisitions and the financing transaction associated with certain of these vessel acquisitions, see “—B. Business Overview—Our fleet” and Note 6 to our Consolidated Financial Statements included in this Annual Report.

Following the completion of the Robin Spin-Off, the Handysize vessel was contributed to Robin and our fleet is comprised of four LPG carrier vessels.

As of the date of this Annual Report, all of our vessels are equipped with a ballast water treatment system (“BWTS”). During the years ended December 31, 2022, 2023 and 2024, we made capital expenditures of $0.3 million, $0.8 million and $0, respectively, for the installation of BWTS on our vessels.

B.	Business Overview

During the years ended December 31, 2022, 2023 and 2024 we operated tanker vessels that engaged in the worldwide transportation of crude oil and refined petroleum products using our Aframax/LR2 tankers, which transport crude oil, and Handysize tankers, which transport refined petroleum products and, from their first acquisition in the second quarter of 2023, we operated 5,000 cbm LPG carriers, which transport liquefied petroleum gas. Following the sale of the M/T Wonder Sirius in January of 2024, the Company no longer has any Aframax/LR2 vessels and the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations. As a result of the different characteristics of the LPG carriers in relation to the Handysize segment, we determined that, with effect from the second quarter of 2024, we operated in two reportable segments: (i) Handysize tanker segment and (ii) LPG carrier segment. The reportable segments reflect our internal organization and the way our chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of LPG and refined petroleum products differs. As a result of the completion of the Robin Spin-Off, as of and from the second quarter 2025, our business will be comprised of one reportable segment, LPG carrier vessels.

We do not disclose geographic information relating to our segments. When we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 16 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Our Fleet

The following table summarizes key information about our fleet as of the date of this Annual Report:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Carrier Segment
LPG Dream Terrax	4,743	2020	Japan	Time Charter Period(1)	338,000 per month	August 2025	August 2026
LPG Dream Arrax	4,753	2015	Japan	Time Charter Period(2)	323,000 per month	May 2025	May 2026
LPG Dream Syrax	5,158	2015	Japan	Time Charter Period(3)	323,000 per month	December 2025	January 2027
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period (4)	354,500 per month	March 2026	April 2027

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from August 2024, at $338,000 per month plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2.5% and 9% to be mutually agreed between us and the charterers.

(2)	The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option.
(3)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month. On October 9, 2024, it was agreed between us and the charterers that from May 18, 2025 until January 1, 2026 (plus or minus seven days), the rate will be increased to $337,000 per month, plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterers.

(4)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2024, at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterers. On January 22, 2025, it was agreed between us and the charterers that from March 22, 2025 until March 22, 2026 (plus or minus thirty days), the rate is increased to $354,500 per month, plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate to be mutually agreed between us and the charterers.

Chartering of our Fleet

We intend mainly to employ our LPG carrier fleet, which currently comprises four vessels, in period time charter contracts, while evaluating the conditions and taking advantage of some spot voyages upon redelivery from period time charters if spot market conditions are favorable. Prior to the Robin Spin-Off, we actively marketed our tanker fleet predominantly in pool arrangements but also by entering into spot voyage market and/or time charter contracts in order to secure optimal employment in the tanker shipping market.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for crude oil and oil and LPG-related products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the tanker shipping market. Industry downturns relating to the products that our vessels transport could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ more of our vessels in the spot market under time charter trip contracts, voyage charter contracts and/or pooling arrangements.

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

A pool consists of a group of vessels of similar types and sizes provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Their main objective is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the net revenues of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. Pool vessels are marketed as a single group of vessels, primarily in the spot market but also from time to time for time charters, and all revenues earned from the operation of the pool vessels are aggregated together and, after deduction of all costs involved in the operation of the pool, shared between the pool participants based on an agreed key. The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with all procurement vendors (e.g., bunker suppliers, port agents, towing companies, etc.) and as a result they are able to reduce their costs for such items. They also achieve geographic diversification by deploying their pool vessels in both Atlantic and Pacific markets while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can make vessels available for prompt cargoes (which are usually priced at higher than market rates) on short notice and thus they are able to capture the premium of such prompt cargoes. Pools also have higher market visibility, which provides them with opportunities not available to smaller market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment.

For further information on our charters and charter terms, please refer to “Item 5. Operation and Financial Results Review—A. Operating Results—Hire Rates and the Cyclical Nature of the Industry.”

Management of our Business

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company, except for the M/T Wonder Mimosa and LPG Dream Syrax, which Castor Ships has directly provided technical management services to since June 7, 2023 and November 5, 2024, respectively. Castor Ships pays, at its own expense, these technical management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

In exchange for the above management services, Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2024, a (A) flat quarterly management fee in the amount of $0.82 million for the management and administration of our business and (B) daily fee of $1,071 per LPG carrier vessel and, until the completion of the Robin Spin-Off, $1,071 per Handysize tanker vessel for the provision of ship management services under separate Ship Management Agreements entered into by our ship-owning subsidiaries (as defined in Item 7. Major Shareholder and Related Party Transactions), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our shipowning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits, certificates and approvals could require us to incur substantial costs or result in the detention or temporary suspension of the operation of our vessels.

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

At the 82nd session of MEPC 82 (September 30- October 4, 2024), the IMO designated two further Emission Control Areas (ECAs) - the Canadian Arctic and the Norwegian Sea. This ECA will fall under MARPOL Annex VI Regulations 13 (Nitrogen Oxides) and 14 (Sulphur Oxides and Particulate Matter). The ECA will apply to a marine diesel engine that is installed on a ship constructed on or after the following dates and in compliance with tier III standards:

•	Norwegian Sea: constructed on or after March 1, 2026 and is operating in the Norwegian Sea Emission Control Area. For the Norwegian Sea Emission Control Area.
•	Canadian Arctic: ship is constructed on or after January 1, 2025 and is operating in the Canadian Arctic Emission Control Area.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, after January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2023, the BSSE issued a final Well Control Rule which revises or rescinds certain modifications that were made in the 2019 rule. The effects of these proposals and changes are currently unknown. On January 27, 2021 the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. On April 18, 2022 the Bureau of Land Management resumed oil and gas leasing on a much reduced basis and, in September 2023, a record low of just three offshore lease sales over the next five years were unveiled. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.

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

As of May 1, 2025, the Mediterranean Sea will effectively become an Emission Control Area (ECA) for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level. That means that the fuel that will be used in the Mediterranean Sea will become more expensive, which may influence the net revenue of our vessels.

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

By September 2025, shipping companies will have to surrender emission allowances (EUAs) based on their verified emissions as quantified as per Regulation (EU) 2015/757 (Monitoring, Reporting and Verification of CO2 emissions from maritime transport, MRV).

In addition, the European Union’s Fuel EU Maritime Regulation 2023/1805, set to come into force on January 1, 2025, aims to reduce the carbon intensity of fuels used by ships operating in EU waters. Under this regulation, shipping companies will be required to progressively reduce the carbon intensity of the fuels they use, with specific targets set for different years. By 2030, ships will need to achieve a 40% reduction in carbon intensity compared to 2020 levels, with further reductions by 2040 and 2050. This will impact shipping companies by requiring them to adopt cleaner fuels, invest in new technologies, or implement operational measures to meet the regulations. Compliance may involve additional costs related to fuel procurement, retrofitting vessels, or adopting new carbon-reducing technologies, significantly influencing operational strategies and fuel management practices.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to greenhouse gas emissions and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but the Trump administration withdrew from the Paris Agreement effective November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021. On January 20, 2025, U.S. President Trump signed an Executive Order seeking, again, to withdraw the United States from the Paris Agreement.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed or further implement the Kyoto Protocol or Paris Agreement which further restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be affected to the extent that climate change results in sea level changes or increases in extreme weather events. Climate change models predict an increase in extreme weather events which would increase risks to our vessels and operations.

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

Competition

We operate in a market that is highly competitive. The LPG carrier market is moderately fragmented in terms of ownership. Although we believe that at the present time no single company has a dominant position in the market in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.

The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. In the LPG carrier sector, we may compete with LPG distributors and traders who use their fleets not only to transport their own LPG, but also to transport LPG for third-party charterers in direct competition with independent owners and operators. Demand for LPG carrier vessels fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such products.

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

Seasonality

Based on the Company’s historical data and industry trends, we expect demand for our LPG carrier vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the LPG shipping sector in which we operate could materially affect our operating results and cash flows.

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

The following is a discussion of the financial condition and results of operations of the Company for the year ended December 31, 2023, and December 31, 2024. You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements included in “Item 18. Financial Statements.” Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” Refer to the section captioned “Cautionary Statement Regarding Forward-Looking Statements” for further discussion of such events, risks and uncertainties. All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2023, compared to the year ended December 31, 2022, please see “—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2023 as compared to year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 12, 2024.

On April 14, 2025, we distributed on a pro rata basis all common shares of Robin received in connection with the Robin Spin-Off to our holders of common stock of record at the close of business on April 7, 2025. As a result, as of and from the second quarter of 2025, our business will comprise of one reportable segment, LPG carrier vessels. For more information, please see “Item 3. Key Information”, “Item 4. Information on the Company—A. History and Development of the Company”, “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions” and as included elsewhere in this Annual Report.

A.	Operating Results

In the second quarter of 2023, we established our LPG carrier operations through the acquisition of two LPG carrier vessels. Following the completion of the sale of the M/T Wonder Sirius in January 2024, the Company no longer owns any Aframax/LR2 vessels and management has determined that, with effect from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continuing operations basis. The reportable segments comprising Company’s continuing operations reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company.  The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.

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

•
Economic, regulatory, political and governmental conditions that affect shipping and the LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs;

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

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto;

•	The level of any distribution on all classes of our shares; and

•	The risks associated with Castor’s business as a result of our term loan to Castor and investment in the Series D Preferred Shares of Castor.

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

Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues on a standalone basis for the year ended December 31, 2024 consisted predominantly of hire earned by our vessels under time charter contracts, as well as revenue earned participating in pools and under voyage charter contracts. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

The year ended December 31, 2024 was one of the best years for spot crude tanker trades since 2000. Deadweight carrying capacity of the tanker fleet increased by approximately 0.9% in 2024, as compared to 1.9% in 2023, while demand in terms of tonne miles for crude oil and oil products in 2024 is estimated to have grown by 2.3% and 7.6%, respectively, and is expected to continue growing at a steady pace in 2025. The tanker spot charter market has seen high volatility throughout 2023 and 2024. In 2023, the rates rose from $47,913 per day in January 2023 to $68,437 per day in March 2023 before declining to a low of $23,606 per day in September 2023 and ending the year at $43,637 per day in December 2023 and in 2024 the rates started the year strong from $49,006 per day in February 2024, maintaining high levels standing at $41,474 per day in May 2024, before declining to a low of $19,638 per day in September 2024 and ending the year at $24,557 per day in December 2024.

In comparison to the spot market average, LPG 5,000 cbm rates have shown little volatility in 2023 and 2024. In 2023, charter rates ranged from a low of $10,028 per day in January 2023 to a high of $10,356 per day in June 2023 after which rates remained roughly the same until year end and in 2024 charter rates ranged from a low of $10,356 per day in January 2024 to a high of $11,178 per day in December 2024. There has been a steady increase in time charter rates of around 1.7% in each of 2023 and 2024, in the regions from the Red Sea to the Indian, North and South Pacific Oceans and 6.3% and 7.4% in 2023 and 2024 in the regions from the Mediterranean and Adriatic Seas to the Baltic Sea, North and South Atlantic Oceans compared to last year, respectively. In 2023 and 2024, the deadweight carrying capacity of the small LPG carrier vessels is estimated to have increased by 3.8% and 2.5% annually in each of the two respective periods.

Our future gross revenues may be affected by our commercial strategy, including decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements. See Note 14 to our Consolidated Financial Statements included elsewhere in this Annual Report for a breakdown of revenues per category.

Employment and operation of our fleet

A significant factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the LPG carriers’ business (and, prior to the Robin Spin-Off, to the tankers’ business), our customer base is currently concentrated to a small number of charterers and a single pool manager. The breadth of our customer base has historically had an impact on the profitability of our business and in the year ended December 31, 2024, 52% of our revenues were earned on time charters entered into with three different charterers and 30% of our revenues were earned on a pool arrangement entered into with one pool manager. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

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

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to Ship Management Agreements (as defined in Item 7. Major Shareholders and Related Party Transactions) with Castor Ships.

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

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

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

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2023	2024
Total vessel revenues	$22,304,613	$22,394,283
Voyage expenses – including commissions to related party	(2,505,152)	(1,594,751)
TCE revenues	$19,799,461	$20,799,532
Available Days	1,379	1,790
Daily TCE Rate	$14,358	$11,620

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Year ended December 31,	Year ended December 31,
	2023	2024
Total vessel revenues	$15,611,872	$6,768,672
Voyage expenses – including commissions to related party	(198,730)	(315,055)
TCE revenues	$15,413,142	$6,453,617
Available Days	642	326
Daily TCE Rate	$24,008	$19,796

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment

	Year ended December 31,	Year ended December 31,
	2023	2024
Total vessel revenues	$6,692,741	$15,625,611
Voyage expenses – including commissions to related party	(2,306,422)	(1,279,696)
TCE revenues	$4,386,319	$14,345,915
Available Days	737	1,464
Daily TCE Rate	$5,952	$9,799

Operational Metrics — Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2023	2024
Daily vessel operating expenses	$6,605	$5,082
Ownership Days	1,422	1,830
Available Days	1,379	1,790
Operating Days	1,325	1,790
Fleet Utilization	96%	100%
Daily TCE Rate	$14,358	$11,620
EBITDA	$12,570,698	$1,924,499

Operational Metrics — Handysize Tanker Segment

	Year ended December 31,	Year ended December 31,
	2023	2024
Daily vessel operating expenses	$7,539	$6,312
Ownership Days	685	366
Available Days	642	326
Operating Days	635	326
Fleet Utilization	99%	100%
Daily TCE Rate	$24,008	$19,796

Operational Metrics — LPG Carrier Segment

	Year ended December 31,	Year ended December 31,
	2023	2024
Daily vessel operating expenses	$5,738	$4,775
Ownership Days	737	1,464
Available Days	737	1,464
Operating Days	690	1,464
Fleet Utilization	94%	100%
Daily TCE Rate	$5,952	$9,799

Reconciliation of EBITDA to Net income – Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2023	2024
Net income	$11,180,943	5,511,535
Depreciation and amortization	3,364,618	4,901,246
Interest and finance costs, net(1)	(2,021,934)	(8,488,282)
U.S. source income taxes	47,071	—
EBITDA	$12,570,698	$1,924,499

(1)	Includes interest and finance costs and interest income, if any.

Consolidated Results of Operations

Following the sale of the M/T Wonder Sirius in January 2024, the Company no longer has any Aframax/LR2 vessels and the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations. For information on our discontinued operations, see Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Year ended December 31, 2024, as compared to the year ended December 31, 2023

	Year ended December 31, 2023	Year ended December 31, 2024	Change – amount
Total vessel revenues	$22,304,613	$22,394,283	$89,670
Expenses:
Voyage expenses (including commissions to related party)	(2,505,152)	(1,594,751)	910,401
Vessel operating expenses	(9,392,960)	(9,300,399)	92,561
Management fees to related parties	(1,710,651)	(1,930,810)	(220,159)
Depreciation and amortization	(3,364,618)	(4,901,246)	(1,536,628)
General and administrative expenses (including costs from related parties)	(5,357,265)	(10,198,863)	(4,841,598)
Provision for doubtful accounts	—	(25,369)	(25,369)
Gain on sale of vessel	8,226,258	—	(8,226,258)
Operating income/(loss)	$8,200,225	$(5,557,155)	(13,757,380)
Interest and finance costs, net(1)	2,021,934	8,488,282	6,466,348
Foreign exchange losses	(14,978)	(21,019)	(6,041)
Dividend income from related party	1,020,833	2,645,833	1,625,000
Dividend income on equity securities	—	4,136	4,136
Loss on equity securities	—	(48,542)	(48,542)
Income taxes	(47,071)	—	47,071
Net income and comprehensive income from continuing operations, net of taxes	$11,180,943	$5,511,535	$(5,669,408)
Net income and comprehensive income from discontinued operations, net of taxes	$129,456,050	$19,695,969	$(109,760,081)
Net income and comprehensive income	$140,636,993	$25,207,504	$(115,429,489)

(1)	Includes interest and finance costs, net of interest income (including interest income from related party), if any.

Total Vessel Revenues

Total vessel revenues, net of charterers’ commissions, increased slightly to $22.4 million in the year ended December 31, 2024, from $22.3 million in the same period in 2023. This increase of $0.1 million was mainly associated with (A) the increase in the Available Days of our fleet to 1,790 days in the year ended December 31, 2024, from 1,379 days in the corresponding period in 2023, as a result of the acquisition of four LPG vessels in 2023, partially offset by the sale of the M/T Wonder Formosa on November 16, 2023, and (B) partially offset by the decrease of the Daily TCE Rate of the Handysize vessel to $19,796 in the year ended December 31, 2024, from $24,008 the same period of 2023. The Daily TCE Rate decreased to $11,620 in the year ended December 31, 2024, from $14,358 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which earn a lower Daily TCE Rate than the Handysize tanker vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated”  for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our fleet decreased to $1.6 million in the year ended December 31, 2024, from $2.5 million in the same period in 2023. This decrease of $0.9 million was mainly associated with decreased bunkers consumption costs by $1.1 million in the year ended December 31, 2024, as compared to the same period in 2023, which was partially offset by the decrease of brokerage commissions of $0.2 million.

Vessel Operating Expenses

The decrease in vessel operating expenses by $0.1 million, to $9.3 million in the year ended December 31, 2024, from $9.4 million in the same period of 2023, mainly reflects the decrease in the daily vessel operating expenses of the vessels in our fleet to $5,082 in the year ended December 31, 2024, from $6,605 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which incur lower daily vessel operating expenses than the Handysize tanker vessels due to their size, partially offset by the increase in the Ownership Days of our fleet to 1,830 days in the year ended December 31, 2024, from 1,422 days in the corresponding period in 2023 due to the increase of the average number of operating vessels to 5.0 vessels in the year ended December 31, 2024, from 3.9 vessels in the same period of 2023.

Management Fees

Management fees increased to $1.9 million in the year ended December 31, 2024, from $1.7 million in the same period of 2023, as a result of (i) the increase in the Ownership Days of our fleet and (ii) higher management fees, which increased from (a) $975 per vessel per day to $1,039 per vessel per day effective July 1, 2023, and (b) $1,039 per vessel per day to $1,071 per vessel per day effective July 1, 2024, as a result of adjustments for inflation in accordance with the terms of the Master Management Agreement.

Depreciation and Amortization

Depreciation expenses for our fleet increased to $4.3 million in the year ended December 31, 2024, from $2.8 million in the same period in 2023 as a result of the increase in the Ownership Days of our fleet. Dry-dock amortization charges in the year ended December 31, 2024, amounted to $0.6 million, related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively. Dry-dock and special survey amortization charges amounted to $0.5 million in the same period of 2023, related to the amortization of the M/T Wonder Mimosa and the M/T Wonder Formosa, which underwent its scheduled dry-dock and special survey in the first quarter of 2023 and was sold on November 16, 2023.

General and Administrative Expenses

General and administrative expenses in the year ended December 31, 2024, amounted to $10.2 million, whereas, in the same period in 2023, general and administrative expenses totaled $5.4 million. This increase is mainly associated with the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $5.3 million in the year ended December 31, 2024, as compared to $1.3 million to the same period of 2023. For the period from January 1, 2023 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Interest and finance costs, net

Interest and finance costs, net, amounted to $(8.5) million in the year ended December 31, 2024, whereas in the same period of 2023, interest and finance costs, net amounted to $(2.0) million. This variation is mainly due to higher cash balances compared to the same period of 2023 and the increase in interest income for the year ended December 31, 2024 on the available cash that we earned from our time and cash deposits due to increased interest rates.

Net income from discontinued operations

Net income from discontinued operations decreased by $109.8 million to $19.7 million in the year ended December 31, 2024, as compared to $129.5 million in the same period in 2023. For further details regarding the amounts recorded in respect of discontinued operations in the year ended December 31, 2023 and 2024, please refer to Note 3 to our consolidated financial statements.

Year ended December 31, 2024, as compared to the year ended December 31, 2023 — Handysize Tanker Segment

	Year ended December 31, 2023	Year ended December 31, 2024	Change – amount
Total vessel revenues	$15,611,872	$6,768,672	$(8,843,200)
Expenses:
Voyage expenses (including commissions to related party)	(198,730)	(315,055)	(116,325)
Vessel operating expenses	(5,164,248)	(2,310,289)	2,853,959
Management fees to related parties	(688,547)	(386,162)	302,385
Depreciation and amortization	(1,490,577)	(1,168,558)	322,019
Gain on sale of vessel	8,226,258		(8,226,258)
Segment operating income	$16,296,028	$2,588,608	$(13,707,420)

Total Vessel Revenues

Total vessel revenues, net of charterers’ commissions for our Handysize tanker segment decreased to $6.8 million in the year ended December 31, 2024, from $15.6 million in the same period in 2023. This decrease of $8.8 million was largely driven by the decrease in the Available Days of our Handysize vessels in our fleet to 326 days in the year ended December 31, 2024, from 642 days in the corresponding period in 2023, as a result of the sale of the M/T Wonder Formosa on November 16, 2023. During the year ended December 31, 2024, our Handysize fleet earned an average Daily TCE Rate of $19,796, compared to an average Daily TCE Rate of $24,008 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “-Daily TCE Rate” and “-Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment”  for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses increased to $0.3 million for our Handysize tanker segment in the year ended December 31, 2024, from $0.2 million compared to the same period in 2023, as a result of the increase by $0.1 million of port and other expenses.

Vessel Operating Expenses

The decrease in operating expenses for our Handysize tanker segment by $2.9 million to $2.3 million in the year ended December 31, 2024, from $5.2 million in the corresponding period of 2023, mainly reflects the decrease of the Ownership Days of our Handysize tanker fleet to 366 days in the year ended December 31, 2024, from 685 days in the corresponding period in 2023.

Management Fees

Management fees for our Handysize tanker segment decreased to $0.4 million in the year ended December 31, 2024, from $0.7 million in the same period in 2023, as a result of the decrease of the Ownership Days of our Handysize tanker fleet, partially offset by the increased management fees following the inflation-based adjustments in management fees discussed in more detail under “—Consolidated Results of Operations—Management Fees”.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker segment decreased to $0.6 million in the year ended December 31, 2024, from $1.0 million in the same period in 2023, as a result of the decrease in the Ownership Days of our Handysize tanker fleet. Dry-dock amortization charges in the year ended December 31, 2024, amounted to $0.6 million, related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively. Dry-dock and special survey amortization charges amounted to $0.5 million in the same period of 2023, related to the amortization of the M/T Wonder Mimosa and the M/T Wonder Formosa, which underwent its scheduled dry-dock and special survey in the first quarter of 2023 and was sold on November 16, 2023.

Year ended December 31, 2024, as compared to the year ended December 31, 2023 — LPG Carrier Segment

	Year ended December 31, 2023	Year ended December 31, 2024	Change – amount
Total vessel revenues	$6,692,741	$15,625,611	$8,932,870
Expenses:
Voyage expenses (including commissions to related party)	(2,306,422)	(1,279,696)	1,026,726
Vessel operating expenses	(4,228,712)	(6,990,110)	(2,761,398)
Management fees to related parties	(1,022,104)	(1,544,648)	(522,544)
Depreciation and amortization	(1,874,041)	(3,732,688)	(1,858,647)
Provision for doubtful accounts	—	(25,369)	(25,369)
Segment operating (loss)/ income	$(2,738,538)	$2,053,100	$4,791,638

Total Vessel Revenues

Total vessel revenues for our LPG carrier segment amounted to $15.6 million in the year ended December 31, 2024, as compared to $6.7 million in the same period of 2023. This increase of $8.9 million is mainly due to the increase in the Available Days of our LPG carrier vessels in our fleet to 1,464 days in the year ended December 31, 2024, from 737 days in the corresponding period in 2023, as the result of the acquisition of the (i) LPG Dream Terrax on May 26, 2023, (ii) LPG Dream Arrax on June 14, 2023, (iii) LPG Dream Syrax on July 18, 2023 and (iv) LPG Dream Vermax on August 4, 2023. During the year ended December 31, 2024, our LPG Carrier fleet earned on average a Daily TCE Rate of $9,799, compared to an average Daily TCE Rate of $5,952 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment” for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the year ended December 31, 2024, our LPG carriers were engaged in voyage and time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $1.3 million and $2.3 million, respectively, in the year ended December 31, 2024 and the same period of 2023. This decrease of $1.0 million is mainly associated with a $1.1 million decrease in bunkers consumption costs in the year ended December 31, 2024 compared to the same period in 2023.

Vessel Operating Expenses

The $2.8 million increase in vessel operating expenses for our LPG carrier segment, to $7.0 million in the year ended December 31, 2024, from $4.2 million in 2023, mainly reflects the increase in the Ownership Days of our LPG carrier vessels to 1,464 days in the year ended December 31, 2024, from 737 days in the same period in 2023, due to the vessel acquisitions described above.

Management Fees

The increase in management fees by $0.5 million to $1.5 million in the year ended December 31, 2024, from $1.0 million in the same period in 2023, mainly reflects the increase in the Ownership Days of our LPG carrier fleet, as well as the increase in management fees due to the inflation-based adjustments discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our LPG carrier segment increased to $3.7 million in the year ended December 31, 2024, from $1.9 million in the same period in 2023, as a result of the increase in the Ownership Days of our LPG carrier fleet. There were no dry-dock and special survey amortization charges in the year ended December 31, 2024, and in the same period in 2023, respectively.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•
an exemption from the auditor attestation requirement of management’s assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

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

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, borrowings from debt transactions and proceeds from equity offerings, to the extent available and permitted. Our liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels, financing new projects and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2024, our principal sources of funds were cash from operations and the net proceeds from the sale of the M/T Wonder Sirius (reflected as discontinued operations).

As of December 31, 2024, and December 31, 2023, we had cash and cash equivalents of $37.2 million and $155.2 million, respectively, which excludes $0 and $0.4 million of restricted cash in each period under our debt agreements for vessels included in discontinued operations, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2024 and December 31, 2023, we had a working capital surplus of $50.6 million and $157.3 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from December 31, 2024, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required, and proceeds from equity offerings to the extent available and permitted.

As noted above, routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances, and/or, to the extent available and permitted, additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, both of which could lower our available cash. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We may not be able to execute our growth strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.”

For a discussion of our management agreements with our related-party manager and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies). We currently finance our capital expenditures using cash from operations and expect to continue to do so in the future, though in the future, we may also utilize, subject to market conditions, debt financing and, to the extent available and permitted, equity issuances as a source of funding. As of December 31, 2024 and as of the date of this Annual Report, we did not have any commitments for capital expenditures related to vessel acquisitions.

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

On September 6, 2023, our Board adopted an Equity Incentive Plan (the “Equity Incentive Plan”) under which directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, are eligible to receive awards including (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock unit, (e) dividend equivalents, (f) cash awards, (g) unrestricted stock and (h) other equity-based or equity-related awards. The Equity Incentive Plan is administered by the Company’s board of directors and the aggregate number of common shares that may be issued with respect to awards granted under the Equity Incentive Plan cannot exceed the 2,000,000 common shares. The Company’s board of directors may terminate the Equity Incentive Plan at any time. On September 28, 2023, a total of 1,240,000 restricted common shares had been granted under the Equity Incentive Plan to directors, officers and non-employees. The fair value of each restricted share was $5.83, based on the latest closing price of our common shares on the grant date. On May 31, 2024, 760,000 restricted common shares were further granted under the Equity Incentive Plan to one of our directors. The fair value of each restricted share was $4.52, based on the latest closing price of the Company’s common shares on the grant date. Non-vested restricted common shares granted under the Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited. See also “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On November 6, 2023, our Board approved a share repurchase program (the “Repurchase Program”), authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Under the terms of the program, shares could be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depends upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. Such authorization did not obligate the Company to acquire any specific number of common shares. During the year ended December 31, 2023, the Company repurchased under the Repurchase Program 222,600 common shares in open market transactions at an average price of $4.69 per share, for aggregate consideration of approximately $1.0 million. On December 27, 2023, 179,251 repurchased common shares were cancelled and were removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital. During the three months ended March 31, 2024, the Company repurchased under the Repurchase Program an additional 644,556 shares of common stock in open market transactions at an average price of $5.77 per share, for an aggregate consideration of $3.7 million, which were cancelled and removed from the Company’s share capital. This brought the total number of shares repurchased under the program to 867,156 common shares at an average price of $5.50 per share. The Repurchase Program was terminated on March 31, 2024 in accordance with its terms.

As of December 31, 2024, Toro had 19,093,853 common shares issued and outstanding including 2,000,000 restricted common shares issued pursuant to the Equity Incentive Plan.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the year ended December 31, 2024 and the year ended December 31, 2023:
	For the year ended	For the year ended
	December 31, 2023	December 31, 2024
Net cash provided by operating activities from continuing operations	$4,662,138	$10,779,907
Net cash used in investing activities from continuing operations	$(105,028,184)	$(155,053,733)
Net cash provided by/(used in) financing activities from continuing operations	$14,266,037	$(5,128,008)
Net cash provided by operating activities from discontinued operations	$51,464,181	$3,783,409
Net cash provided by investing activities from discontinued operations	$155,734,435	$32,488,070
Net cash used in financing activities from discontinued operations	$(7,992,800)	$(5,257,200)
Cash, cash equivalents and restricted cash at beginning of period	$42,479,594	$155,585,401
Cash, cash equivalents and restricted cash at end of period	$155,585,401	$37,197,846

Operating Activities (from continuing operations): Net cash provided by operating activities amounted to $10.8 million for the year ended December 31, 2024, mainly consisting of net income of $5.5 million, non-cash adjustments related to depreciation and amortization of $4.9 million, a payment of dry-dock costs of $1.5 million, stock compensation cost of $5.3 million and a net decrease of $3.4 million in working capital which mainly derived from (i) a decrease in accounts receivable by $0.9 million and (ii) an increase in due from related parties by $5.5 million. For the year ended December 31, 2023, net cash provided by operating activities amounted to $4.7 million, consisting of net income of $11.2 million, with  non-cash adjustment for the gain on sale of the M/T Wonder Formosa of $8.2 million, non-cash adjustments related to depreciation and amortization of $3.4 million, a payment of dry-dock costs of $1.1 million, stock compensation cost of $1.3 million and a net decrease of $1.9 million in working capital which mainly derived from (i) an increase in due from related parties by $2.4 million and (ii) an increase in accounts payable by $1.3 million. The $6.1 million increase in net cash provided by operating activities in the year ended December 31, 2024, as compared with the same period of 2023, reflects mainly the increase in interest income for the year ended December 31, 2024 on our available cash that we earned from our time and cash deposits due to higher cash balances and increased interest rates compared to the same period of 2023.

Investing Activities (from continuing operations): Net cash used in investing activities in the year ended December 31, 2024 amounted to $155.1 million and mainly reflects (i) the $100.0 million senior term loan facility to Castor, (ii) the purchase of an additional 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for an aggregate purchase price of $50.0 million, (iii) payments of initial vessel and ballast water treatment system (“BWTS”) installation expenses amounting to $0.1 million and  (iv) the purchase of equity securities amounting to $5.2 million, partially offset by $0.2 million of proceeds from the sale of equity securities. Net cash used in investing activities in the year ended December 31, 2023 amounted to $105.0 million and mainly reflects the (i) vessel acquisitions of the LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax amounting to $70.7 million, (ii) purchase of 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for the purchase price of $50.0 million and (iii) payments of initial vessel and ballast water treatment system (“BWTS”) installation expenses amounting to $1.5 million, partially offset by the net proceeds from the sale of the M/T Wonder Formosa amounting to $17.2 million

Financing Activities (from continuing operations): Net cash used in financing activities during the year ended December 31, 2024 amounted to $5.1 million and relates to (i) payment for repurchase of common shares under the  Repurchase Program amounting to $3.7 million and (ii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2023 to October 14, 2024 amounting to $1.4 million. Net cash provided by financing activities during the year ended December 31, 2023 amounted to $14.3 million and relates to (i) Spin-Off expenses incurred by Castor on our behalf, which were reimbursed by us, amounting to $2.7 million, pursuant to the Contribution and Spin-Off Distribution Agreement entered into between us and Castor on February 24, 2023, (ii) payment to Castor of a dividend on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023 amounting to $0.8 million, (iii) net proceeds from the issuance of 8,500,000 common shares pursuant to a subscription agreement with Pani Corp., a company controlled by our Chairman and Chief Executive Officer, amounting to $18.7 million, (iv) payment for repurchase of common shares under the  Repurchase Program amounting to $1.1 million and (v) a net increase in former parent company investment amounting to $0.2 million.

In the year ended December 31, 2024 and 2023, the parent company (continuing operations) received the amounts of $64.6 million and $186.8 million, respectively, representing return of capital and dividend from discontinued operations, which are eliminated upon consolidation. Also, in the year ended December 31, 2024, the treasury manager of the parent company (continuing operations) returned to the discontinued operations the amount of $29.7 million, and in the year ended December 31, 2023, the discontinued operations transferred to the treasury manager of the parent company (continuing operations) the amount of $31.6 million, which are eliminated upon consolidation.

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

Due to the sale of M/T Wonder Sirius in January 24, 2024, the Company no longer has any Aframax/LR2 vessels. Consequently, management has decided that, starting from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment, comprising one vessel, and (ii) the LPG carrier segment, comprising four vessels. Additionally, the Handysize tanker segment was contributed to Robin as part of the Robin Spin-Off and the Company, starting from the second quarter of 2025, will operate in one reportable segment, the LPG carrier segment, comprising of four vessels. These changes may adversely impact our future growth potential and profitability, given that, as of March 4, 2025, our LPG carriers were fixed for a minimum period of 12 months at gross charter rates materially lower than the rates observed for our Handysize tanker vessel in the year ended December 31, 2024. See “Item 4. Information on the Company—B. Business Overview—Our Fleet” for further information regarding the terms of such charters and charter rates.

Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of products which our vessels transport and shifts in the trading patterns for such products which may continue into the future, and the imposition of tariffs and other restrictions to trade. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events could have a material adverse effect on any of the foregoing.

Furthermore, over the course of 2024, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2023, see “Item 3. Key Information—D. Risk Factors—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” In particular, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom and the Eurozone. Inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical, including for the reasons discussed under the headings “—Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results” and “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results” in “Item 3. Key Information—D. Risk Factors”.

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

As of December 31, 2023 and December 31, 2024, the charter-free market value of all our vessels exceeded their carrying value. Thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. Therefore, for the years ended December 31, 2023 and 2024, this is not considered a critical accounting estimate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors. Our Board is divided into three classes of directors (Class A, Class B and Class C). Our Class A, Class B and Class C directors’ initial terms expire at the first, second and third annual meeting of shareholders held after March 7, 2023, respectively. Following the expiration of our directors’ initial terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office until the third succeeding annual general meeting from their election and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Concurrent with the Distribution, we appointed Petros Zavakopoulos as Class A director, Angelos Rounick Platanias as Class B director and Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officer listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	35	Chairman, Chief Executive Officer and Class C Director
Angelos Rounick Platanias	35	Secretary and Class B Director
Petros Zavakopoulos	33	Class A Director
Ioannis E. Lazaridis	57	Chief Financial Officer

Certain biographical information with respect to each director and member of senior management of the Company listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer and Class C Director

Petros Panagiotidis is the founder of Toro Corp. He has been serving as our Chairman of the Board and Chief Executive Officer since we became an independent, publicly listed company in March 2023.  With his expertise in shipping and extensive experience in capital markets he navigates the our strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis holds the positions of Chairman and Chief Executive Officer of Castor Maritime Inc., a Nasdaq-listed company he founded in 2017. He also holds the same positions at Robin Energy Ltd., another Nasdaq-listed company, since April 14, 2025. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

Angelos Rounick Platanias, Secretary and Class B Director

Angelos Rounick Platanias has been a non-executive member and Secretary of our Board since the Distribution and serves as a member of the Company’s Audit Committee. Mr. Platanias has also been serving as a  Chairman of the Audit Committee and Class A Director of Castor Maritime Inc. since February 14, 2025. Mr. Rounick Platanias is currently employed as Senior Director of Strategy for Retail Markets at NextEra Energy Resources, a diversified clean energy company with an emphasis on power generation and a major producer of wind and solar energy globally and has gained experience across various energy sectors, including oil and gas and power. Prior to his current role, Mr. Rounick Platanias was employed by McKinsey & Co. as a strategy and operations consultant with a focus on clients in global energy markets. He holds a Master’s degree in Energy Trade and Finance, from the Costas Grammenos Center for Shipping Trade and Finance at London’s Bayes Business School, as well as a Bachelor’s degree in Robotics Engineering from Worcester Polytechnic Institute.

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

Ioannis E. Lazaridis, Chief Financial Officer

Mr. Lazaridis has served as our Chief Financial Officer since the Distribution. Mr. Lazaridis is currently Chief Financial Officer of Castor Ships S.A. and previously, has served in various managerial and directorial capacities for shipping companies, including as non-executive Chairman of the board of directors of Capital Product Partners L.P., as Chief Executive Officer and Chief Financial Officer of Capital Product Partners L.P.’s general partner, Capital GP L.L.C., as President of NYSE-listed Crude Carriers Corp. prior to its merger with Capital Product Partners L.P. and as Chief Financial Officer of Capital Maritime & Trading Corp. Between 1990 and 2004 Mr. Lazaridis was employed by Crédit Agricole Indosuez Cheuvreux, Kleinwort Benson Securities and Norwich Union Investment Management in various positions related to equity sales and portfolio management. Mr. Lazaridis holds a Bachelor’s degree in Economics from the University of Thessaloniki in Greece, a Master’s of Arts in Finance from the University of Reading in the United Kingdom and is a Chartered Financial Analyst of each of the CFA Institutes of the United Kingdom and the United States.

B.	Compensation

The services rendered by our Chairman and Chief Executive Officer, Petros Panagiotidis, are included in the Master Management Agreement with Castor Ships and we provide no separate compensation to him, except for certain equity incentives provided to Mr. Panagiotidis as set forth under “—Equity Incentive Plan” below. For a full description, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. We pay our non-executive directors fees in the aggregate amount of $80,000 per annum, or $40,000 per director per annum, plus reimbursement for their out-of-pocket expenses. Additionally, we pay our Chairman of the Company’s Audit Committee fees amounting to $20,000 per annum and any member of the Company’s Audit Committee fees amounting to $10,000 per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer, who also serves as our director, does not receive additional compensation for his service as director.

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

On May 31, 2024, 760,000 restricted common shares were further granted under the Equity Incentive Plan to our Chairman and Chief Executive Officer, Petros Panagiotidis. The fair value of each restricted share was $4.52, based on the latest closing price of the Company’s common shares on the grant date.

As of the date of this Annual Report, 560,000 shares have vested from the Equity Incentive Plan, of which 500,000 shares have vested to Mr. Panagiotidis on September 28, 2024. Under the Restricted Stock Award Agreement, 260,000 restricted common shares awarded to Mr. Panagiotidis will vest on May 31, 2025; 300,000 restricted common shares will vest on September 28, 2025; 250,000 restricted common shares will vest on May 31, 2026;  300,000 restricted common shares will vest on September 28, 2026; and the remaining 250,000 restricted common shares will vest on May 31, 2027, unless the conditions for vesting set forth in the Restricted Stock Award Agreement are not met prior to each respective vesting date. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 12 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

The percentage of beneficial ownership and the following discussion is based on 19,093,853 common shares outstanding, as of March 4, 2025.

Name of Beneficial Owner	No. of Common Shares	Percentage
Pani Corp. (1)	10,371,240	54.3%
All executive officers and directors (other than Petros Panagiotidis) as a group(2)	—	—%

(1)
Pani Corp. is a corporation organized under the laws of the Republic of Liberia. Pani is controlled by the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis. As of March 4, 2025, Mr. Panagiotidis beneficially owns 10,371,240  common shares, which includes 11,240 common shares acquired by Pani from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023. The 10,371,240 common shares represent 54.3% of common shares outstanding, as of March 4, 2025. Mr. Panagiotidis also beneficially owns through Pelagos 40,000 of the Company’s Series B Preferred Shares, representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares. For further information regarding the Series B Preferred Shares, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association.” Mr. Panagiotidis therefore beneficially owns 54.4% of the Company’s total outstanding share capital and controls 99.8% of the aggregate voting power of the Company’s total issued and outstanding share capital.

(2)	Excluding Petros Panagiotidis, none of the directors and executive officers individually, nor taken as a group, hold more than 1% of the outstanding common shares.

All of our common shareholders are entitled to one vote for each common share held. As of March 4, 2025 there were 13 holders of record of Toro’s common shares, eight of which have a U.S. mailing address. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 45.0% of Toro’s outstanding common shares, as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

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

Management, Commercial and Administrative Services

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer under the Master Management Agreement entered into between Toro, Toro’s ship-owning subsidiaries and Castor Ships effective April 26, 2023. Prior to our separation from Castor, the vessels owned by the Toro Subsidiaries were commercially and technically managed by Castor Ships pursuant to the Castor Master Management Agreement, which was in substantially the same form as the Master Management Agreement described herein. The following is a summary of the Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 4 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company, except for the LPG Dream Syrax, which Castor Ships has directly provided technical management services to since November 5, 2024. Castor Ships pays, at its own expense, these third-party management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.

In exchange for these services, Castor Ships charges and collects (i) a flat quarterly management fee in the amount of $0.82 million for the management and administration of our business (the “Flat Management Fee”), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our ship-owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry. In addition, each of our vessel-owning subsidiaries pays Castor Ships a daily fee of $1,071 per LPG carrier vessel and, until the completion of the Robin Spin-Off, $1,071 per Handysize tanker vessel for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Master Management Agreement, and (i) the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023 and (ii) the Ship Management Fee increased from $1,039 per vessel per day to $1,071 per vessel per day and the Flat Management Fee increased from $0.8 million to $0.82 million effective July 1, 2024. We may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of repairs, maintenance or structural changes to our vessels.

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

 Certain resolutions in connection with the Robin Spin-Off and the Spin-Off

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, our Board resolved among other things, (i) to focus our efforts on our then current business of tanker shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of such business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. The foregoing Toro Spin-Off Resolutions did not and do not preclude us, however, from pursuing opportunities outside of the tanker shipping business if our Board determines to do so.

The terms of the Robin Spin-Off do not preclude us from pursuing opportunities outside of the LPG carrier shipping business, if in the future our Board determines to do so, and do not preclude Robin from pursuing opportunities outside of its declared business focus area, including in the LPG carrier shipping business, if in the future Robin’s board determines to do so.

Notwithstanding the foregoing, focusing our operations on LPG carrier shipping may reduce the scope of opportunities we may exploit.

On November 15, 2022 and December 30, 2022, in connection with the Spin-Off, Castor’s board resolved, among other things, (i) to focus its efforts on its business of dry bulk shipping services, (ii) that Castor has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates are not required to offer or inform it of any such opportunity. This does not preclude Castor from pursuing opportunities outside of its declared business focus area, including in the tanker shipping business, if in the future Castor’s board determines to do so. Castor has since entered into the container shipping sector.

Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Castor’s business, Robin’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board of Directors, Castor’s board and Robin’s board have each resolved to accept this arrangement.

Contribution and Spin-Off Distribution Agreement

The following description of the Contribution and Spin-Off Distribution Agreement entered into between us and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Contribution and Spin-Off Distribution Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein. The terms of the transactions which are the subject of the Contribution and Spin-Off Distribution Agreement were negotiated and approved by the Special Committee.

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

Under the Contribution and Spin-Off Distribution Agreement, Castor distributed all of our 9,461,009 common shares at the time to holders of its common shares, with one of our common shares being distributed for every ten shares of Castor’s common shares held by Castor stockholders as of the close of business on February 22, 2023.

Further, the Contribution and Spin-Off Distribution Agreement provides for certain registration rights to Castor relating to the common shares, if any, issued upon conversion of the Series A Preferred Shares. Such securities will cease to be registrable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to Castor timely providing us with all information and documents reasonably requested by us in connection with such filings and to certain blackout periods, we have agreed to file, as promptly as practicable and in any event no later than 30 calendar days after a request by Castor, one or more registration statements to register registrable securities then held by Castor and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to our performance of our obligations in connection with such registration rights shall be borne solely by us and Castor shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of registrable securities. These registration rights shall terminate on (i) the date occurring after the seventh anniversary of the original issue date of the Series A Preferred Shares on which Castor owns no registrable securities or (ii) if earlier, the date on which Castor owns no Series A Preferred Shares and no registrable securities.

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Castor and its subsidiaries, on the other hand, terminated as of March 7, 2023. None of these arrangements and commitments is deemed material to the Company. In particular, our vessel-owning subsidiaries ceased to be parties to the Castor Master Management Agreement and entered into the Master Management Agreement with Toro and Castor Ships described above. Our vessel-owning subsidiaries ceased to be party to certain custodial and Cash Pooling Deeds entered into individually by each of such subsidiaries and Castor Maritime SCR Corp. and entered into substantively similar cash management and custodial arrangements with our wholly-owned treasury subsidiary, Toro RBX Corp. Under the Contribution and Spin-Off Distribution Agreement, we also agreed to reimburse Castor for transaction expenses incurred in connection with our separation from Castor, such as adviser and filing fees. Following the Spin-Off, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2023, there were no outstanding expenses to be reimbursed by the Company under the Contribution and Spin-Off Distribution Agreement.

Robin Contribution and Spin-Off Distribution Agreement

The following description of the Robin Contribution and Spin-Off Distribution Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Robin Contribution and Spin-Off Distribution Agreement, which is included as an exhibit to this Annual Report and is incorporated by reference herein. The terms of the transactions which are the subject of the Robin Contribution and Spin-Off Distribution Agreement were negotiated and approved by a special committee of our disinterested and independent directors.

In connection with the Robin Spin-Off, based on the recommendation of a special committee comprised of independent, disinterested directors, we entered into the Robin Contribution and Spin-Off Distribution Agreement with Robin, pursuant to which we contributed to Robin (i) the Robin Subsidiaries and (ii) $10.4 million in cash as a capital contribution in exchange for all issued and outstanding common shares of Robin, 2,000,000 Series A Preferred Shares of Robin and the issue of 40,000 Series B Preferred Shares of Robin to Pelagos against payment of their nominal value and (ii) we agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries we retain after April 14, 2025 and Robin agreed to indemnify us for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to Robin or its vessel-owning subsidiaries. The Robin Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Robin.

Under the Robin Contribution and Spin-Off Distribution Agreement, we  distributed on April 14, 2025, all of Robin’s outstanding common shares to holders of our common shares, with one of Robin’s common shares being distributed for every eight shares of our common shares held by Toro stockholders as of the close of business New York Time on April 7, 2025.

Further, the Robin Contribution and Spin-Off Distribution Agreement provides us with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Series A Preferred Shares. Such securities will cease to be registrable by us upon the earliest of (i) their sale pursuant to an effective registration statement, (ii) their eligibility for sale or sale pursuant to Rule 144 of the Securities Act, and (iii) the time at which they cease to be outstanding. Subject to our timely provision to Robin of all information and documents reasonably requested by Robin in connection with such filings and to certain blackout periods, Robin has agreed to file, as promptly as practicable and in any event no later than 30 calendar days after our request, one or more registration statements to register registrable securities then held by us and to use our reasonable best efforts to have each such registration statement declared effective as soon as practicable after such filing and keep such registration statement continuously effective until such registration rights terminate. All fees and expenses incident to Robin’s performance of its obligations in connection with such registration rights shall be borne solely by Robin and we shall pay any transfer taxes and fees and expenses of its counsel relating to a sale of Registrable Securities. These registration rights shall terminate on the date on which we own no Series A Preferred Shares and no registrable securities.

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Robin and its subsidiaries upon completion of the Spin-Off, on the other hand, was terminated as of April 14, 2025. None of these arrangements and commitments is deemed material to us. Further, based on the recommendation of a special committee comprised of independent, disinterested directors, Robin’s vessel-owning subsidiaries  ceased to be parties to the Master Management Agreement among the Company and Castor Ships that is currently in effect and entered into a master management agreement with Robin and Castor Ships, with substantial similar terms to the Master Management Agreement described above. The Handysize tanker vessel-owning subsidiaries contributed to Robin ceased to be party to certain custodial and cash pooling deeds entered into individually by each of the such subsidiaries and Toro RBX Corp. and entered into substantively similar cash management and custodial arrangements with Robin’s wholly-owned treasury subsidiary, ROBIN GMD Corp. Under the Robin Contribution and Spin-Off Distribution Agreement, Robin also agreed to reimburse us for transaction expenses incurred in connection with its separation from us, such as advisor and filing fees.

Purchase of Common Shares by Pani

The following description of the Subscription Agreement (as defined herein) does not purport to be complete and is subject to, and qualified in its entirety by reference to the Subscription Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein.

On April 17, 2023, Toro entered into a subscription agreement (the “Subscription Agreement”) with Pani, a company controlled by our Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares at a purchase price of $2.29 per share for gross proceeds of $19,465,000, less issuance costs of $817,764. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As of March 4, 2025, our Chairman and Chief Executive Officer beneficially owns through Pani 54.3% of our outstanding common shares,  and controls 99.8% of the aggregate voting power of the Company’s total issued and outstanding share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for further details.

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

Dividends to Castor on the Series A Preferred Shares

As discussed under “Item 4. Information on the Company—A. History and Development of the Company—Spin-Off from Castor”, which discussion is incorporated by reference herein, in connection with the Spin-Off, Toro issued 140,000 Series A Preferred Shares to Castor on March 7, 2023. As of December 31, 2024, we have paid Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 14, 2023 to October 14, 2024 and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $338,332. As of December 31, 2023, we had paid to Castor a dividend amounting to $851,667 on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023 and the accrued amount for the period from October 15, 2023 to December 31, 2023 (included in the dividend period ended January 14, 2024) amounted to $315,000. Refer to “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series A Preferred Shares” for further information regarding the terms of the Series A Preferred Shares.

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

On December 12, 2024, Toro agreed to purchase for an aggregate consideration of $50,000,000 in cash, an additional 50,000 of Castor Series D Preferred Shares. The Company owns all 100,000 outstanding Castor Series D Preferred Shares.

In connection with the transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares is 30,000 shares or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

These transactions and their terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

Grant of Restricted Common Shares to our Chairman and Chief Executive Officer

On September 6, 2023, our Board adopted the Equity Incentive Plan, permitting the grant of up to 2,000,000 common shares to eligible participants. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Transactions” and “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the Equity Incentive Plan. See also Note 12 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Loan Facility Agreement of  $100.0 million to Castor

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is receivable in (a) twenty (20) consecutive quarterly installments (each of $2,500,000, commencing on March 11, 2025) and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. The value of these vessels was approximately $235.0 million based on third-party valuations at the time of the drawdown by Castor. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion.

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

On March 24, 2025, in connection with the Robin Spin-Off, we announced April 14, 2025 as the date for the Robin Distribution and, which was completed on such date. For further details on the Robin Spin-Off, see “Item 3. Key Information”, “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. However, in connection with the Spin-Off, our Board has resolved to focus our efforts on our then-current business of tanker shipping services, though we have since expanded into LPG carrier services in accordance with such resolutions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain resolutions of the board of directors of Toro, Robin and Castor in connection with the Robin Spin-Off and the Spin-Off” for further details. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.

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

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. As of December 31, 2024 and as of March 4, 2025, 19,093,853 common shares were issued and outstanding, inclusive of 2,000,000 restricted common shares issued pursuant to Equity Incentive Plan, 140,000 Series A Preferred Shares were issued and outstanding, 40,000 Series B Preferred Shares were issued and outstanding and no Series C Participating Preferred Shares were authorized, respectively. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement” for additional details.

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

Description of the Common Shares

For a description of our common shares, see “Description of Common Shares” in Exhibit 2.2 (Description of Securities), which description is incorporated by reference herein. As of March 4, 2025, Pani, a corporation controlled by our Chairman and Chief Executive Officer, owned 54.3% of our outstanding common shares, which makes it more difficult to effect a change of control of us.

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

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as our Chairman, Chief Executive Officer and controlling shareholder, Mr. Panagiotidis, can effectively determine the timing of the redemption of the Series A Preferred Shares. For further information, see Note 9 to our Consolidated Financial Statements included elsewhere in this Annual Report.

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

Shareholder Protection Rights Agreement

On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right” or the “Rights”) for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) entered into between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent on the same date. Each Right trades with, and is inseparable from, our common shares, entitles the holder to purchase from the Company, for $22, one common share (or one one-thousandth of a share of Series C Participating Preferred Shares) and will become exercisable following the earlier of (i) the tenth business day (or other date designated by resolution of the Board) after any person other than our Chairman and Chief Executive Officer, Petros Panagiotidis, or Mr. Panagiotidis’ controlled affiliates commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger, as defined below. For additional details, see the Rights Agreement included as an exhibit to this Annual Report.

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
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly Traded Test.

Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we will satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we can satisfy the Publicly Traded Test.

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

We satisfy the Publicly Traded Test because we obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 54.3% of our common shares as of the tax period ending December 31, 2024. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2024 tax year. Accordingly, the Company qualifies for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and will therefore be exempt from the 4% tax.

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

Distributions

Subject to the discussion of the PFIC rules, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat the distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. non-corporate holder will generally be treated as ordinary income. However, if you are a U.S. non-corporate holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common shares are listed on the Nasdaq Capital Market, and we therefore expect that dividends will be qualified dividend income.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. non-corporate holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of the PFIC rules below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

•
at least 50% of the average value of the assets held by the corporation during such taxable year (generally determined by reference to the corporation’s assets on the last day of each calendar quarter) produce, or are held for the production of, passive income.

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

Based on our current assets and activities, we do not believe that we will be a PFIC for the current taxable year and do not expect to be a PFIC for subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, we take the position that the gross income we derive or are deemed to derive from the time and voyage chartering activities and pool arrangements of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, particularly the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.

In addition, in concluding that we do not believe we were a PFIC for our 2024 taxable year, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Castor).  The application of these rules can be complex and can depend on facts that may change in the future.  In particular, our conclusion that we do not expect to be a PFIC for our 2024 taxable year depends, in-part, on our determination that we are related to Castor under the PFIC rules, but the Castor Series D Preferred Shares represent less than 25% of the value of Castor’s stock.  We have made this determination based on an independent valuation analysis.

PFIC status is also determined annually, and further depends upon the composition of our gross income and assets, both of which are subject to change . Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years, nor any assurance that the IRS or a court will agree with our determination of our PFIC status. Moreover, the Robin Spin-Off will mean that we no longer own certain assets, and the nature of the assets that we cease to own as a result of the Robin Spin-Off may also affect our future PFIC status.

Notwithstanding any election that a U.S. Holder makes with regard to our shares, dividends received from the Company will not constitute qualified dividend income to such U.S. Holder if the Company is a PFIC (or is treated as a PFIC ) either in the taxable year of the distribution or the preceding taxable year.  Dividends that such U.S. Holder receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income.  Instead, a U.S. Holder must include the gross amount of any such dividend paid by the Company out of the Company’s accumulated earnings and profits (as determined for U.S. federal income tax purposes) in such U.S. Holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company. If you are a U.S. Holder who held our common shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax adviser.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

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

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “—Distributions.”

If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares, in relation to their ownership of our shares.

Shareholder Reporting

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.

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

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the credit risk and the financial risks of changes in foreign currency exchange rates as described below.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consists of a secured credit facility provided to a related party, namely the $100.0 million senior term loan facility   with Castor which was entered into on December 11, 2024 and drawn down on the same date. The carrying amount of financial assets recorded in the financial statements, net of any allowance for credit losses, represents the maximum exposure to credit risk. To reduce credit risk, the Company evaluates its credit risk by performing ongoing credit evaluation on the borrower’s financial condition and establishes an allowance for credit losses based on its best estimate of potentially uncollectible amounts. As per the Company’s assessment, no such case was identified as at December 31, 2024.

Foreign Currency Exchange Rate Risk

We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses, from continuing and discontinued operations, (approximately 3.0% for the year ended December 31, 2023 and 4.6% for the year ended December 31, 2024) and of our general and administrative expenses (approximately 8.8% for the year ended December 31, 2023 and 2.8% for the year ended December 31, 2024) are in currencies other than the U.S. dollar, primarily Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2023 and as of December 31, 2024, these non-U.S. dollar expenses represented 1.4% and 3.1% our revenues, from continuing and discontinued operations, respectively. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

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

As of December 31, 2024, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2024.

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

Audit Fees

Aggregate audit fees billed during the years ended December 31, 2023 and 2024 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. For the year ended December 31, 2024, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as for the audit of predecessor Robin Energy Ltd.’s financial statements for the year ended December 31, 2022 and 2023 and for the review of the financial information for the six and nine months ended June 30 and September 30, 2024. For the year ended December 31, 2023, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as the audit of the predecessor Toro Corp. financial statements for the period ended December 31, 2022.

Audit fees also include fees billed in connection with the review of registration statements and issuance of related consents and comfort letters and other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2023	December 31, 2024
Audit Fees	$419,711	$320,053

Audit-Related Fees

Not applicable.

Tax Fees

During 2023 and 2024, tax fees amounted to $0 and $16,000, respectively, representing fees for professional services provided in connection with various U.S. income tax advisory services.

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

On November 6, 2023, our Board approved a share repurchase program, authorizing the repurchase of up to $5.0 million of our common shares commencing November 10, 2023 through to March 31, 2024. In accordance with the program, shares could be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases could be determined by management at its discretion and was dependent upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. Such authorization did not obligate us to acquire any specific amount of common shares.

As of March 31, 2024, the termination date of the share repurchase program, we had repurchased the following common shares:

Period	Total Number of Shares Purchased(1),(2)	Average Price Paid per Share(3)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 10-30, 2023	60,176	$4.1901	60,176	$4,747,856
December 1-31, 2023	162,424	$4.8794	162,424	$3,955,318
January 1-31, 2024	258,990	$5.6152	258,990	$2,501,045
February 1-29, 2024	217,980	$6.0008	217,980	$1,193,001
March 1-31, 2024	167,586	$5.7239	167,586	$233,756
Total	867,156	N/A	867,156	N/A

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

On December 27, 2023, 179,251 repurchased common shares were cancelled and were removed from the Company’s share capital. The remaining 43,349 repurchased common shares were classified as treasury shares as they were not cancelled as of December 31, 2023. These 43,349 repurchased common shares were subsequently cancelled and removed from our share capital on January 3, 2024. Between January 1, 2024 and March 31, 2024, the Company also repurchased 644,556 shares of common stock which were cancelled for aggregate consideration of $3.7 million under its share repurchase program. This brought the total number of shares repurchased under the program to 867,156 common shares which were cancelled at an average price of $5.50 per share.

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

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is included in the exhibits to this Annual Report on Form 20-F.

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

We have not detected any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into the purview of the Information Technology and Cybersecurity Department of Castor Ships (the “ITC Department”), our commercial and technical co-manager. The ITC Department is responsible for monitoring, detecting and assessing cybersecurity risks and incidents at the parent company, subsidiary and vessel level. The ITC Department provides these services to us pursuant to the Master Management Agreement.

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

The ITC Department currently comprises a senior IT professional who has approximately 15 years’ experience in risk management, cybersecurity, and information technology. This individual has, and any future members of the ITC Department are expected to have, credentials relevant to their role, which includes prior experience working in similar roles and formal education (e.g., a Bachelor of Science in information technology fields). The ITC Department is also expected to keep abreast of cybersecurity best practices and procedures. The ITC Department is responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy. The ITC Department utilizes key performance indicators and metrics to monitor their performance and track progress towards goals established by the ITC Department.

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

4.6
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of December 12, 2024 (incorporated by reference to Exhibit 99.1 of Toro’s report on Form 6-K furnished to the SEC on December 12, 2024)

4.7
Term Loan Facility Agreement by and among Castor Maritime Inc., Toro Corp. and the shipowning subsidiaries of Castor Maritime Inc. named therein, dated as of December 11, 2024 (incorporated by reference to Exhibit 99.2 of Toro’s report on Form 6-K furnished to the SEC on December 12, 2024)

4.8	Robin Contribution and Spin-Off Distribution Agreement by and between Toro Corp and Robin Energy Ltd., dated as of April 14, 2025

8.1	List of Subsidiaries.

11.1	Toro Insider Trading Policy

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated by reference to Exhibit 97.1 of Toro’s annual report on Form 20-F filed with the SEC on March 12, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document.

104	Cover Page Interactive Data File (Inline XBRL included in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TORO CORP.

/s/ Petros Panagiotidis	April 15, 2025
Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Toro Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toro Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and mezzanine equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
April 15, 2025

We have served as the Company’s auditor since 2022.

TORO CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and December 31, 2024
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2023	2024
CURRENT ASSETS:
Cash and cash equivalents		$151,758,218	$37,193,010
Due from related parties, current	4	1,018,883	6,072,800
Accounts receivable trade, net		1,403,641	416,300
Inventories		172,716	194,981
Prepaid expenses and other assets		1,112,362	291,832
Investment in equity securities, current	7	—	226,566
Loan to related party, current	4	—	10,364,205
Accrued charter revenue		—	19,590
Current assets of discontinued operations	3	9,669,748	495,003
Total current assets		165,135,568	55,274,287

NON-CURRENT ASSETS:
Vessels, net	4,6	77,025,694	72,767,793
Due from related parties, non-current	4	1,590,501	1,590,501
Prepaid expenses and other assets, non-current		357,769	357,769
Deferred charges, net	5	178,700	1,081,481
Investment in equity securities, non-current	7	—	4,647,853
Investment in related party	4	50,541,667	100,687,500
Loan to related party, non-current	4	—	90,000,000
Non-current assets of discontinued operations	3	13,274,231	—
Total non-current assets		142,968,562	271,132,897
Total assets		$308,104,130	$326,407,184

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	4	315,000	338,333
Accounts payable		1,748,857	770,826
Deferred revenue		310,000	984,000
Accrued liabilities		459,583	982,636
Current liabilities of discontinued operations	3	5,025,584	1,619,763
Total current liabilities		7,859,024	4,695,558

NON-CURRENT LIABILITIES:
Non-current liabilities of discontinued operations	3	3,902,497	—
Total non-current liabilities		3,902,497	—

Commitments and contingencies	11

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of December 31, 2023, and December 31, 2024, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2023, and December 31, 2024, respectively	9	119,601,410	122,665,819
Total mezzanine equity		119,601,410	122,665,819

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,021,758 and 19,093,853 shares issued; 18,978,409 (net of treasury shares) and 19,093,853 shares outstanding as of December 31, 2023, and December 31, 2024, respectively	8,12	19,022	19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2023, and December 31, 2024, respectively	8	40	40
Additional paid-in capital		57,244,290	58,605,224
Treasury shares: 43,349 and 0 shares as of December 31, 2023, and December 31, 2024, respectively	8	(223,840)	—
Retained Earnings		119,701,687	140,421,449
Total shareholders’ equity		176,741,199	199,045,807
Total liabilities, mezzanine equity and shareholders’ equity		$308,104,130	$326,407,184

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2022	2023	2024
REVENUES:
Time charter revenues	14	$—	$3,439,356	$14,315,299
Voyage charter revenues	14	—	3,253,385	1,310,312
Pool revenues	14	15,637,653	15,611,872	6,768,672
Total vessel revenues		15,637,653	22,304,613	22,394,283

EXPENSES:
Voyage expenses (including $195,472, $279,719 and $418,070 to related party for the year ended December 31, 2022, 2023 and 2024, respectively)	4,15	(219,066)	(2,505,152)	(1,594,751)
Vessel operating expenses	15	(4,322,281)	(9,392,960)	(9,300,399)
Management fees to related parties	4	(666,500)	(1,710,651)	(1,930,810)
Provision for doubtful accounts	2	—	—	(25,369)
Depreciation and amortization	5,6	(1,405,124)	(3,364,618)	(4,901,246)
General and administrative expenses (including $624,087, $2,701,777 and $3,247,570 to related party for the year ended December 31, 2022, 2023 and 2024, respectively)	4,12	(2,093,347)	(5,357,265)	(10,198,863)
Gain on sale of vessel	6	—	8,226,258	—
Total expenses		$(8,706,318)	$(14,104,388)	$(27,951,438)

Operating income/(loss)		$6,931,335	$8,200,225	$(5,557,155)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(14,068)	(31,815)	(230,531)
Interest income		4,550	2,053,749	8,354,608
Interest income from related party	4	—	—	364,205
Dividend income from related party	4,16	—	1,020,833	2,645,833
Foreign exchange losses		(1,859)	(14,978)	(21,019)
Dividend income on equity securities	7	—	—	4,136
Loss on equity securities	7	—	—	(48,542)
Total other (expenses)/income, net		$(11,377)	$3,027,789	$11,068,690

Net income and comprehensive income from continuing operations, before taxes		$6,919,958	$11,228,014	$5,511,535
Income taxes		—	(47,071)	—
Net income and comprehensive income from continuing operations, net of taxes		$6,919,958	$11,180,943	$5,511,535
Net income and comprehensive income from discontinued operations, net of taxes	3	$43,006,425	$129,456,050	$19,695,969
Net income and comprehensive income		$49,926,383	$140,636,993	$25,207,504
Dividend on Series A Preferred Shares	4,13	—	(1,166,667)	(1,423,333)
Deemed dividend on Series A Preferred Shares	9,13	—	(2,429,275)	(3,064,409)
Net income attributable to common shareholders		$49,926,383	$137,041,051	$20,719,762
Earnings/(loss) per common share, basic, continuing operations	13	0.73	0.31	(0.04)
Earnings/(loss) per common share, diluted, continuing operations	13	0.16	0.21	(0.04)
Earnings per common share, basic, discontinued operations	13	4.55	8.38	1.13
Earnings per common share, diluted, discontinued operations	13	1.01	2.66	1.13
Earnings per common share, basic, total	13	5.28	8.69	1.09
Earnings per common share, diluted, total	13	1.17	2.87	1.09
Weighted average number of common shares, basic	13	9,461,009	15,443,485	17,399,772
Weighted average number of common shares, diluted	13	42,677,249	48,659,725	17,399,772

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2022, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

						Treasury stock						Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/ Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2021	—	—	—	—	—	—	—	—	104,031,170	—	104,031,170	—	—
Issuance of common shares	—	—	1,000	1	—	—	—	(1)	—	—	—	—	—
Net income/(loss) and Comprehensive income/(loss)	—	—	—	—	—	—	—	—	49,926,415	(32)	49,926,383	—	—
Net decrease in Former Parent Company investment	—	—	—	—	—	—	—	—	(13,460,673)	—	(13,460,673)	—	—
Balance, December 31, 2022	—	—	1,000	1	—	—	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	17,339,332	123,297,661	140,636,993	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	211,982	—	211,982	—	—
Cancellation of common shares due to spin-off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 8)	40,000	40	9,461,009	9,461	38,156,985	—	—	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Issuance of common shares pursuant to private placement	—	—	8,500,000	8,500	18,638,736	—	—	—	—	—	18,647,236	—	—
Issuance of restricted stock and compensation cost	—	—	1,240,000	1,240	1,271,458	—	—	—	—	—	1,272,698	—	—
Repurchase of common shares (Note 8)	—	—	(179,251)	(179)	(822,889)	(43,349)	(223,840)	—	—	—	(1,046,908)	—	—
Dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(1,166,667)	(1,166,667)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(2,429,275)	(2,429,275)	—	2,429,275
Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	—	—	119,701,687	176,741,199	140,000	119,601,410
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	25,207,504	25,207,504	—	—
Issuance of restricted stock and compensation cost (Note 12)	—	—	760,000	760	5,312,094	—	—	—	—	—	5,312,854	—
Repurchase of common shares (Note 8)	—	—	(687,905)	(688)	(3,951,160)	43,349	223,840	—	—	—	(3,728,008)	—	—
Dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(1,423,333)	(1,423,333)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(3,064,409)	(3,064,409)	—	3,064,409
Balance, December 31, 2024	40,000	40	19,093,853	19,094	58,605,224	—	—	—	—	140,421,449	199,045,807	140,000	122,665,819

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2022, 2023 and 2024
(Expressed in U.S. Dollars)

	Note	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Cash Flows (used in)/provided by Operating Activities of Continuing Operations:
Net income		$49,926,383	$140,636,993	$25,207,504
Less: Net income from discontinued operations, net of taxes		(43,006,425)	(129,456,050)	(19,695,969)
Net income from continuing operations, net of taxes		$6,919,958	$11,180,943	$5,511,535
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation and amortization	5,6	1,405,124	3,364,618	4,901,246
Gain on sale of vessel	5	—	(8,226,258)	—
Provision for doubtful accounts		—	—	25,369
Stock based compensation cost	4,12	—	1,272,698	5,312,854
Straight line amortization of hire		—	—	(19,590)
Unrealized loss on equity securities	7	—	—	57,641
Realized loss on sale of equity securities	7	—	—	2,369
Changes in operating assets and liabilities:
Accounts receivable trade, net		(238,324)	(726,349)	961,651
Inventories		(76,915)	(1,397)	(22,265)
Due from/to related parties		(1,431,150)	(2,413,795)	(5,563,634)
Prepaid expenses and other assets		(2,199)	(605,580)	820,530
Accounts payable		502,846	1,219,876	(978,030)
Accrued liabilities		—	338,695	560,154
Deferred revenue		—	310,000	674,000
Dry-dock costs paid		—	(1,051,313)	(1,463,923)
Net Cash provided by Operating Activities from Continuing Operations		7,079,340	4,662,138	10,779,907

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	6	(295,692)	(72,217,988)	(119,304)
Investment in related party	4	—	(50,000,000)	(50,000,000)
Loan to related party	4	—	—	(100,000,000)
Net proceeds from sale of vessel	6	—	17,189,804	—
Purchase of equity securities	7	—	—	(5,183,767)
Proceeds from sale of equity securities	7	—	—	249,338
Net cash used in Investing Activities from Continuing Operations		(295,692)	(105,028,184)	(155,053,733)

Cash flows (used in)/provided by Financing Activities of Continuing Operations:
Net (decrease)/increase in Former Parent Company Investment		(13,460,675)	211,982	—
Issuance of Series B Preferred shares	8	—	40	—
Issuance of common shares pursuant to private placement		—	18,647,236	—
Payment of Dividend on Series A Preferred Shares	9	—	(851,667)	(1,400,000)
Payment for repurchase of common shares	8	—	(1,046,908)	(3,728,008)
Payments related to Spin-Off from Castor	4	—	(2,694,646)	—
Net cash (used in)/provided by Financing Activities from continuing operations		(13,460,675)	14,266,037	(5,128,008)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		34,458,837	51,464,181	3,783,409
Net cash provided by Investing Activities from discontinued operations		12,084,373	155,734,435	32,488,070
Net cash used in Financing Activities from discontinued operations		(3,050,000)	(7,992,800)	(5,257,200)
Net cash provided by discontinued operations		43,493,210	199,205,816	31,014,279

Net increase/(decrease) in cash, cash equivalents, and restricted cash		36,816,183	113,105,807	(118,387,555)
Cash, cash equivalents and restricted cash at the beginning of the period		5,663,411	42,479,594	155,585,401
Cash, cash equivalents and restricted cash at the end of the period		$42,479,594	$155,585,401	$37,197,846

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$41,779,594	$155,235,401	$37,197,846
Restricted cash, non-current from discontinued operations		700,000	350,000	—
Cash, cash equivalents, and restricted cash		$42,479,594	$155,585,401	$37,197,846

SUPPLEMENTAL CASH FLOW INFORMATION
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		—	68,815	—
Dividend declared but unpaid		—	315,000	338,333
Deemed dividend on Series A Preferred Shares		—	2,429,275	3,064,409

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 million senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

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

On April 14, 2025 (the “Robin Distribution Date”), the Company contributed (a) the subsidiaries constituting the Company’s Handysize tanker segment and (b) $10.4 million in cash to the Company’s wholly owned subsidiary, Robin Energy Ltd. (“Robin”) as a capital contribution, in exchange for (i) the issuance by Robin to Toro of all 2,386,732 of Robin’s issued and outstanding common shares, and 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin, having a stated amount of $25 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Robin, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman and Chief Executive Officer. On the same day, the Company distributed all issued and outstanding shares of Robin to its common shareholders of record as of April 7, 2025, on a pro rata basis (such transactions collectively, the “Robin Spin-Off”) (see also Note 18).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

The Company is currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

As a result of the sale of the M/T Wonder Sirius on January 8, 2024, the Company no longer has any Aframax/LR2 vessels. The results of operations and cash flows of the Aframax/LR2 tanker segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented (Note 3).

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels in the second and third quarters of 2023, the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

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

The wholly owned subsidiaries which are included in the Company’s consolidated financial statements for the periods presented are listed below.

(a) Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Vision Shipping Co. (“Vision”) (1)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
2	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
3	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
4	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
5	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

(b) Consolidated non-vessel owning subsidiaries:

1	Toro RBX Corp. (“Toro RBX”) (2)
2	Xavier Shipping Co. (“Xavier”) (1), (3)
3	Robin Energy Ltd. (“Robin”) (4)

(c) Entities comprising the discontinued operations:

1	Elektra Shipping Co. (“Elektra”) (5)
2	Rocket Shipping Co. (“Rocket”) (6)
3	Drax Shipping Co. (“Drax”) (7)
4	Colossus Shipping Co. (“Colossus”) (8)
5	Hawkeye Shipping Co. (“Hawkeye”) (9)
6	Starlord Shipping Co. (“Starlord”) (10)
7	Gamora Shipping Co. (“Gamora”) (11)

(1)	Contributed to Robin on the Robin Distribution Date in connection with the Robin Spin-Off.
(2)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(3)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

(4)
Incorporated under the laws of the Marshall Islands on September 24, 2024. At the Robin Distribution Date, Robin served as the holding company to which the equity interests of the Handysize tanker subsidiaries were contributed (see Note 18).

(5)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

(6)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(7)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(8)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

(9)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

(10)
Incorporated under the laws of the Marshall Islands on April 15, 2021, no longer owns any vessel following the sale of the M/T Wonder Vega on September 5, 2023, for a gross sale price of $31.5 million and delivery of such vessel to an unaffiliated third-party on December 21, 2023.

(11)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Sirius on January 8, 2024, for a gross sale price of $33.8 million and delivery of such vessel to an unaffiliated third-party on January 24, 2024.

Charterer concentration:

Charterers or pool managers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s Handysize and LPG carrier segments (continuing operations), were as follows:

Charterer/Pool manager	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
A	100%	70%	30%
B	—%	—%	18%
C	—%	—%	17%
D	—%	—%	17%
Total	100%	70%	82%

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Toro, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Castor Maritime Inc., but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment.

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

Other comprehensive income

The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income items and, accordingly, comprehensive income equals net income for the periods presented.

Foreign currency translation

The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the statement of comprehensive income.

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at the balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.  Provision for doubtful accounts recorded as of December 31, 2023 and 2024 amounted to $0 and $25,369, respectively.

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

Dry-docking and special survey costs

Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

Revenue and expenses recognition

The Company currently generates its revenues from time charter contracts and pool arrangements. In past periods, the Company also generated revenues from voyage charter contracts. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. A part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement. The Company recognizes pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.

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

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s statement of comprehensive income. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs (please also refer to Voyage expenses below).

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

Accounting for financial instruments

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties, trade receivables, net, investment in related party and loan to related party. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, and amounts due to related parties.

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

Repairs and maintenance

All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

Segment reporting

Prior to the Robin Spin-Off, the Company engaged in the operation of Handysize tanker vessels and LPG carrier vessels which were identified as two reportable segments as a result of the different characteristics of these two asset classes. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

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

Assets held for sale

The Company classifies a group of assets as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the assets; (ii) the assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (iv) the sale of the assets is probable, and transfer of the assets is expected to qualify for recognition as a completed sale within one year; (v) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statements of comprehensive income. An asset ceases being depreciated once it meets the held for sale classification criteria.

Earnings/(Loss) per common share

Basic earnings/(loss) per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Non-vested shares granted under the Company’s incentive plan, are entitled to receive dividends, which are not refundable even if such shares are forfeited, and therefore are considered participating securities for basic earnings/(loss) per share calculation purposes, using the two-class method. Dividends and deemed dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. The treasury stock or the two-class method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

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

Stock based compensation

Stock based compensation includes vested and non-vested shares that may be granted to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. These shares are measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 12).

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

Investment in equity securities

The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. Any dividends subsequently distributed by the investee to the Company are recognized as income when received. Equity investments with readily determinable fair values are investments in publicly traded companies for which we do not exercise significant influence.

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as a going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss. Equity investments without readily determinable fair values are non-marketable equity securities, which are investments in privately held companies for which we do not exercise significant influence.

Discontinued Operations

The Company classifies as discontinued operations a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and will have a major effect on the Company’s operations and financial results (Note 3).

Loan to related party

Loan to related party is recorded at amortized cost and the accrued interest income based on the contract rate, less an allowance for credit losses, if applicable. At each balance sheet date, all potentially uncollectible accounts are assessed for purposes of determining the appropriate allowance for credit losses. No allowance for credit losses was recorded as of December 31, 2023 and 2024, respectively.

Recent Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating     decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 and considers that the adoption of ASU 2023-07 did not have a significant impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations:

Following the sale of the M/T Wonder Sirius (Note 1), the Company no longer has any Aframax/LR2 vessels. The Company has determined that the disposal of all of its Aframax/LR2 vessels constituted a disposal of an entity’s segment that will have a major effect on the Company’s operations and financial results. In this respect, the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements. The comparative figures in these consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations’ figures.

The components of assets and liabilities of discontinued operations in the consolidated balance sheet at December 31, 2023 and December 31, 2024 consisted of the following:

	December 31,	December 31,
	2023	2024
CURRENT ASSETS:
Cash and cash equivalents	$3,477,183	$4,836
Due from related parties, current	2,904,432	467,701
Accounts receivable trade, net	2,728,641	—
Inventories	87,839	—
Prepaid expenses and other assets	471,653	22,466
Total current assets of discontinued operations	9,669,748	495,003

NON-CURRENT ASSETS:
Vessels, net	11,682,357	—
Restricted cash	350,000	—
Deferred charges, net	1,241,874	—
Total non-current assets of discontinued operations	13,274,231	—

CURRENT LIABILITIES:
Current portion of long-term debt, net	1,311,289	—
Accounts payable	1,438,871	65,117
Accrued liabilities	2,275,424	1,554,646
Total current liabilities of discontinued operations	5,025,584	1,619,763

NON-CURRENT LIABILITIES:
Long-term debt, net	3,902,497	—
Total non-current liabilities of discontinued operations	3,902,497	—

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations: (continued)

The components of the income from discontinued operations for the years ended December 31, 2022, 2023 and 2024 in the consolidated statements of comprehensive income consisted of the following:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2023	2024
REVENUES:
Time charter revenues	13,656,027	8,709,215	1,355
Voyage charter revenues	51,805,097	552,859	—
Pool revenues	30,787,088	46,901,887	604,486
Total vessel revenues	96,248,212	56,163,961	605,841

EXPENSES:
Voyage expenses (including $1,241,804, $724,316 and $8,140 to related party for the year ended December 31, 2022, 2023 and 2024, respectively)	(29,100,348)	(1,939,564)	(23,675)
Vessel operating expenses	(17,386,009)	(11,691,675)	(343,833)
Management fees to related parties	(2,167,000)	(1,443,009)	(24,936)
Depreciation and amortization	(5,889,352)	(3,475,084)	(35,305)
(Provision)/ Recovery of provision for doubtful accounts	(266,732)	266,732	—
Gain on sale of vessels	3,222,631	90,800,434	19,559,432
Total expenses	(51,586,810)	72,517,834	19,131,683

Operating income	44,661,402	128,681,795	19,737,524

OTHER INCOME/(EXPENSES):
Interest and finance costs	(888,536)	(932,438)	(82,878)
Interest income	198,062	2,018,804	40,134
Foreign exchange (losses)/gains	(4,322)	(8,515)	1,189
Total other (expenses)/income, net	(694,796)	1,077,851	(41,555)

Net income and comprehensive income from discontinued operations, before taxes	$43,966,606	$129,759,646	$19,695,969
Income taxes	(960,181)	(303,596)	—
Net income and comprehensive income from discontinued operations, net of taxes	$43,006,425	$129,456,050	$19,695,969

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

(a)	Castor Ships:

During the six months ended June 30, 2022, Castor Ships provided the vessel-owning Toro Subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by such Toro Subsidiaries (the “Ship Management Agreements”). In exchange for these services, the relevant Toro Subsidiaries each paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.

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

Until March 7, 2023, in exchange for these services, the Company paid Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries paid Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee were adjusted annually for inflation on each anniversary of the effective date of Castor’s Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. On March 7, 2023, Toro entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement (and as further amended and supplemented effective April 26, 2023, the “Master Management Agreement”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Master Management Agreement, and (i) the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023 and (ii) the Ship Management Fee increased from $1,039 per vessel per day to $1,071 per vessel per day and the Flat Management Fee increased from $0.8 million to $0.82 million effective July 1, 2024. In addition to the Ship Management Fee and Flat Management Fee, effective July 1, 2024, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry. The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances.

As of December 31, 2024, in accordance with the provisions of the Master Management Agreement, effective April 26 , 2023, by and among the Company, its shipowning subsidiaries and Castor Ships, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Mimosa and LPG Dream Syrax, for which Castor Ships has provided the technical management since June 7, 2023 and November 5, 2024, respectively. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

During the years ended December 31, 2022, 2023 and 2024, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $666,500, $1,710,651 and $1,930,810, respectively, (ii) charter hire commissions amounting to $195,472, $279,719 and $418,070, respectively, (iii) a sale and purchase commission from continuing operations in the year ended December 31,2023 amounting to $887,050 comprising (a) $707,150 related to the acquisition of the vessels LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax, which is included in ‘Vessels, net’ in the accompanying consolidated balance sheet and (b) $179,900 related to the sale of M/T Wonder Formosa which is included in ‘Gain on sale of vessel’ in the accompanying consolidated statements of comprehensive income and (iv) sale and purchase commissions from discontinued operations amounting to $131,500 in the year ended December 31, 2022 in connection with the sale of the vessel M/T Wonder Arcturus, $1,611,000 in the year ended December 31, 2023, related to the sale of the vessel M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega and $338,000 in the year ended December 31, 2024, related to the sale of the vessel M/T Wonder Sirius which are included in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations.

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Toro Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the year ended December 31, 2022 and the period from January 1 through March 7, 2023, the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $624,087 and $144,445, respectively, and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. For the period of March 7, 2023 through December 31, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $2,557,332, which is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. As a result, in each of the years ended December 31, 2022, 2023 and 2024, the aggregate amounts of $624,087, $2,701,777 and $3,247,570, respectively, are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of each of December 31, 2023 and December 31, 2024, the working capital guarantee advances to Castor Ships amounted to $1,590,501, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying consolidated balance sheets. As of December 31, 2023 and December 31, 2024, the amounts of $1,018,883 and $6,072,800 of ‘Due from related parties, current’, respectively, represent operating expense payments made on behalf of the Company to the third-party managers and Castor Ships in excess of amounts advanced and advances of expected scheduled drydocking repairs.

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
During the years ended December 31, 2022, 2023 and 2024, management fees under the Technical Management Agreements amounted to $217,200, $0 and $0, respectively.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

(c)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 9). The amount of accrued dividend on Series A Preferred Shares due to Castor as of December 31, 2023 and  December 31, 2024 was $315,000 and $338,333, respectively and is presented net in ‘Due to related parties, current’ in the accompanying consolidated balance sheet.

In the period ended December 31, 2023, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2023 and 2024, there are no outstanding expenses to be reimbursed by the Company.

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

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. On March 27, 2024, Castor effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. As a result of the reverse stock split, the number of Castor’s outstanding shares as of March 27, 2024, decreased to 9,662,354 while the par value of its common shares remained unchanged at $0.001 per share.The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

On December 12, 2024, Toro agreed to purchase for an aggregate consideration of $50,000,000 in cash, an additional 50,000 Castor Series D Preferred Shares. The Company owns all 100,000 outstanding Castor Series D Preferred Shares.

In connection with the transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares outstanding is 30,000 or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

For the years ended December 31, 2023 and 2024, the Company received a dividend on the Castor Series D Preferred Shares, amounting to $0.5 million and $2.5 million, respectively. As of December 31, 2023 and 2024, the aggregate value of the investment in Castor amounted to $50,541,667 and $100,687,500, respectively, including $541,667 and $687,500 of accrued dividends, respectively, and is presented as ‘Investment in related party’ in the accompanying  consolidated balance sheet. As of December 31, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn-down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is receivable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. The value of these vessels was approximately $235.0 million based on third-party valuations at the time of the drawdown by Castor. Pursuant to the terms of this facility, Castor is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

As of December 31, 2024, the aggregate amount of loan to Castor amounted to $10,364,205 including $364,205 of accrued interest income and is presented as ‘Loan to related party, current’ in the accompanying  consolidated balance sheet and the remaining amount of $90,000,000 is presented as ‘Loan to related party, non-current’ in the accompanying consolidated balance sheet.

The above transactions and their terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

(d)	Equity incentive plan:

As of December 31, 2024, the Company maintains an Equity Incentive Plan (as defined and discussed in Note 12) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the years ended December 31, 2022, 2023 and 2024, amounted to $0, $1,272,698 and $5,312,854, respectively, and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

(e)	Pani Corp. Subscription Agreement:

On April 17, 2023, Toro entered into a subscription agreement with Pani Corp. (“Pani”), a company controlled by the Company’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19,465,000, less issuance costs of $817,764. The transaction was approved by a special committee of the Company’s disinterested and independent directors. See Note 8 for further details.

5.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$523,809
Additions	1,088,386
Amortization	(527,208)
Disposal	(906,287)
Balance December 31, 2023	$178,700
Additions	1,495,637
Amortization	(592,856)
Balance December 31, 2024	$1,081,481

During the year ended December 31, 2023, the M/T Wonder Formosa initiated and completed its scheduled dry-dock repairs. During the year ended December 31, 2024, the M/T Wonder Mimosa initiated and completed its scheduled drydocking repairs.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net:

(a)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	$17,289,464	$(1,640,905)	$15,648,559
Acquisitions, improvements, and other vessel costs	72,286,802	—	72,286,802
Vessel disposal	(9,215,299)	1,143,042	(8,072,257)
Depreciation	—	(2,837,410)	(2,837,410)
Balance December 31, 2023	$80,360,967	$(3,335,273)	$77,025,694
Improvements, and other vessel costs	50,489	—	50,489
Depreciation	—	(4,308,390)	(4,308,390)
Balance December 31, 2024	$80,411,456	$(7,643,663)	$72,767,793

(b)	Vessel Acquisitions and other Capital Expenditures:

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

During the year ended December 31, 2024, there were no vessel acquisitions and BWTS installations.

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at December 31, 2022, 2023 and 2024.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net: (continued)

(c)	Vessel Disposal:

Continuing operations:

On September 1, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Formosa for a gross sale price of $18.0 million. The vessel was delivered to its new owners on November 16, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $8.2 million which is presented in ‘Gain on sale of vessel’ in the accompanying consolidated statements of comprehensive income.

Discontinued operations:

On April 28, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Avior for a gross sale price of $30.1 million. The vessel was delivered to its new owners on July 17, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $17.6 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations (Note 3).

On May 12, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Bellatrix for a gross sale price of $37.0 million. The vessel was delivered to its new owners on June 22, 2023. In connection with this sale, the Company recognized in the second quarter of 2023 a net gain of $19.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations (Note 3).

On May 18, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Polaris for a gross sale price of $34.5 million. The vessel was delivered to its new owners on June 26, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $21.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations (Note 3).

On June 15, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Musica for a gross sale price of $28.0 million. The vessel was delivered to its new owners on July 6, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $16.1 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations (Note 3).

On September 5, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Vega for a gross sale price of $31.5 million. The vessel was delivered to its new owners on December 21, 2023. In connection with this sale, the Company recognized during the fourth quarter of 2023 a net gain of $16.5 million which is presented in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations (Note 3).

On January 8, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Sirius for a gross sale price of $33.8 million. The vessel was delivered to its new owners on January 24, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a gain of $19.6 million which is presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income from discontinued operations (Note 3).

The respective sales of the above vessels took place due to favorable offers in each case.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Investment in equity securities:

The amounts of our investment in equity securities in the accompanying consolidated balance sheets are presented in the table below:

	December 31, 2023	December 31, 2024
Investment in equity securities with readily determinable fair values (a)	$—	$226,566
Investment in equity securities without readily determinable fair values (b)	$—	$4,647,853

(a)	Investment in equity securities with readily determinable fair values

A summary of the movement in equity securities with readily determinable fair values for the year ended December 31, 2024 is presented in the table below:

Equity securities with readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	535,914
Proceeds from sale of equity securities	(249,338)
Realized loss from sale of equity securities	(2,369)
Unrealized loss on equity securities revalued at fair value at end of the period	(46,173)
Unrealized foreign exchange loss	(11,468)
Balance December 31, 2024	$226,566

During the year ended December 31, 2024, the Company received dividends of $4,136 from its investments in equity securities with readily determinable fair values. The investment in equity securities with readily determinable fair values with amount of $226,566 is presented in ‘Investment in equity securities, current’ in the accompanying  consolidated balance sheet.

(b)	Investment in equity securities without readily determinable fair values

A summary of the movement in equity securities without readily determinable fair values for the year ended December 31, 2024 is presented in the table below:

Equity securities without readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	4,647,853
Balance December 31, 2024	$4,647,853

During the year ended December 31, 2024, the Company received no dividends from its investments in equity securities without readily determinable fair values. The investment in equity securities without readily determinable fair values amounting to $4,647,853 is presented in ‘Investment in equity securities, non-current’ in the accompanying  consolidated balance sheet.

As of December 31, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on March 7, 2023, Toro issued to Castor (Note 9) (i) 9,461,009 common shares with one vote per share, and (ii) 140,000 Series A Preferred Shares, with a stated value of $1,000 and par value of $0.001 per share, and no voting power, and issued to Pelagos Holdings Corp, a company controlled by Toro’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

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

Share Repurchase Program

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Shares were repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended  on business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization did not obligate the Company to acquire any specific amount of common shares. During the year ended December 31, 2023, the Company repurchased under its share repurchase program 222,600 shares of common stock in open market transactions at an average price of $4.69 per share, for an aggregate consideration of $1.0 million. On December 27, 2023, 179,251 of these repurchased common shares were cancelled and removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital.

The share repurchase program was terminated on March 31, 2024 in accordance with its terms. During the three months ended March 31, 2024, the Company repurchased under its share repurchase program an additional 644,556 shares of common stock in open market transactions at an average price of $5.77 per share, for an aggregate consideration of $3.7 million, which were cancelled and removed from the Company’s share capital. This brought the total number of shares repurchased under the program to 867,156 common shares at an average price of $5.50 per share.

As of December 31, 2024, Toro had 19,093,853 common shares issued and outstanding including 2,000,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 12).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. The Series A Preferred Shares have the following characteristics:

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Mezzanine equity: (continued)

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

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock (being nine years) which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amounts accreted during the period March 7, 2023 through December 31, 2023 and in the year ended December 31, 2024, were $2,429,275 and $3,064,409, respectively, and are presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying consolidated statements of comprehensive income.

As of December 31, 2023, the net value of the Series A Preferred Shares (the “Mezzanine Equity”) amounted to $119,601,410, comprising (i) the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $117,222,135, less issuance costs of $50,000 and (ii) $2,429,275 of deemed dividend on the Series A Preferred Shares during the period March 7, 2023 through December 31, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. During the year ended December 31, 2023, the Company paid to Castor a dividend amounting to $851,667 on the Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023. The accrued amount for the period from October 15, 2023 to December 31, 2023 (included in the dividend period ended January 14, 2024) amounted to $315,000.

As of December 31, 2024, the net value of Mezzanine Equity amounted to $122,665,819, including the amount of $3,064,409 of deemed dividend on the Series A Preferred Shares in the year ended December 31, 2024, and is presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. During the year ended December 31, 2024, the Company paid to Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 15, 2023 to October 14, 2024. The accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $338,333 (Notes 4(c) and 18(a)).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Financial Instruments and Fair Value Disclosures:

As of December 31, 2024, the principal financial assets of the Company consist of cash at banks, trade accounts receivable, investment in equity securities, an investment in a related party, Castor, a loan to related party, Castor, and amounts due from related parties. As of December 31, 2024, the principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.

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

•	Investment in related party: Investment in related party is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares, any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2024.

•
Investment in equity securities: The carrying value reported in the accompanying consolidated balance sheet for investment in equity securities with readily determinable fair values represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market. Investment in equity securities without a readily determinable fair value is initially measured at the transaction price and subsequently assessed for the existence of any observable market and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as at December 31, 2024.

•
Loan to related party: The secured credit facility to related party has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered a Level 2 item in accordance with the fair value hierarchy as SOFR rate is observable at commonly quoted intervals for the full term of the loan. The loan to related party is subsequently assessed for the existence of any indications for allowance for credit losses. As per the Company’s assessment, no such case was identified as at December 31, 2024.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties, trade accounts receivable and loan to related party. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company evaluated its credit risk with the loan to related party by performing ongoing credit evaluation on the borrower’s financial condition.

11.	Commitments and Contingencies:

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Commitments and Contingencies: (continued)

(a)  Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2024. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending December 31,	Amount
2025	$8,548,968
Total	$8,548,968

12.	Equity Incentive Plan:

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

On May 31, 2024, 760,000 restricted common shares were further granted under the Equity Incentive Plan to one of our directors. The fair value of each restricted share was $4.52, based on the latest closing price of the Company’s common shares on the grant date.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the years ended December 31, 2023 and 2024 amounted to $1,272,698 and $5,312,854, respectively, and is included in ‘General and administrative expenses’ in the accompanying  consolidated statements of comprehensive income.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2023 and 2024, and the movement during the year ended December 31, 2023 and 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, September 6, 2023	—	—
Granted	1,240,000	5.83
Non-vested, December 31, 2023	1,240,000	5.83
Granted	760,000	4.52
Vested	(560,000)	5.83
Non-vested, December 31, 2024	1,440,000	5.14

For the year ended December 31, 2024, 560,000 restricted common shares were vested. The remaining unrecognized compensation cost relating to the shares granted amounting to $4,078,848 as of December 31, 2024, is expected to be recognized over the remaining period of two years, according to the contractual terms of those non-vested share awards.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Earnings/(Loss) Per Common Share:

The computation of earnings/(loss) per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with the Spin-Off.

The Company calculates earnings/(loss) per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic earnings/(loss) per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings/(loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted earnings/(loss) per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the reporting periods and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, if the two-class method was more dilutive than the treasury stock method. If there is a loss from continuing operations, diluted earnings per common share (EPS) would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for discontinued operations. Thus, the inclusion of the potential common shares from the conversion of outstanding Series A Preferred Shares and the incremental shares assumed to be issued, determined under the two-class or treasury stock method weighted for the periods the non-vested shares were outstanding, in diluted EPS from continuing operations would have an anti-dilutive effect. Therefore, basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income. The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying consolidated statements of comprehensive income are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Net income and comprehensive income from continuing operations, net of taxes	$6,919,958	$11,180,943	$5,511,535
Net income and comprehensive income from discontinued operations, net of taxes	43,006,425	129,456,050	19,695,969
Net income and comprehensive income	$49,926,383	$140,636,993	$25,207,504
Dividend on Series A Preferred Shares	—	(1,166,667)	(1,423,333)
Deemed dividend on Series A Preferred Shares	—	(2,429,275)	(3,064,409)
Undistributed earnings to non-vested participating securities	—	(2,805,275)	(1,685,830)
Net income attributable to common shareholders, basic	$49,926,383	$134,235,776	$19,033,932
Undistributed earnings to non-vested participating securities	—	2,805,275	—
Undistributed earnings reallocated to non-vested participating securities	—	(926,641)	—
Dividend on Series A Preferred Shares	—	1,166,667	—
Deemed dividend on Series A Preferred Shares	—	2,429,275	—
Net income attributable to common shareholders, diluted	$49,926,383	$139,710,352	$19,033,932
Weighted average number of common shares outstanding, basic	9,461,009	15,443,485	17,399,772
Effect of dilutive shares	33,216,240	33,216,240	—
Weighted average number of common shares outstanding, diluted	42,677,249	48,659,725	17,399,772
Earnings/(loss) per common share, basic, continuing operations	$0.73	$0.31	$(0.04)
Earnings/(loss) per common share, diluted, continuing operations	$0.16	$0.21	$(0.04)
Earnings per common share, basic, discontinued operations	$4.55	$8.38	$1.13
Earnings per common share, diluted, discontinued operations	$1.01	$2.66	$1.13
Earnings per common share, basic, total	$5.28	$8.69	$1.09
Earnings per common share, diluted, total	$1.17	$2.87	$1.09

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the years ended December 31, 2022, 2023 and 2024, as presented in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
Time charter revenues	—	3,439,356	14,315,299
Voyage charter revenues	—	3,253,385	1,310,312
Pool revenues	15,637,653	15,611,872	6,768,672
Total Vessel Revenues	$15,637,653	$22,304,613	$22,394,283

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

Prior to the Robin Spin-Off, the Company employed its Handysize vessel in a pool. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

As of December 31, 2023, and December 31, 2024, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $205,184 and $0, respectively. This decrease by $205,184 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections and the employment mainly under period time charters and pool.

As of December 31, 2023, and December 31, 2024, there were no deferred assets and no deferred liabilities related to voyage charters, respectively.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2022	2023	2024
Brokerage commissions	—	137,344	312,605
Brokerage commissions- related party	195,472	279,719	418,070
Port & other expenses	23,594	422,115	273,152
Bunkers consumption	—	1,659,761	589,412
Loss on bunkers	—	6,213	1,512
Total Voyage expenses	$219,066	$2,505,152	$1,594,751

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2022	2023	2024
Crew & crew related costs	2,775,370	5,322,589	6,169,695
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	820,404	1,910,363	1,514,348
Lubricants	165,606	316,672	221,788
Insurance	201,926	373,244	412,407
Tonnage taxes	41,930	59,300	66,392
Other	317,045	1,410,792	915,769
Total Vessel operating expenses	$4,322,281	$9,392,960	$9,300,399

16.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2024, the Company operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Segment Information: (continued)

The table below presents information about the Company’s reportable segments comprising its continuing operations for the years ended December 31, 2022, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

	Year ended December 31, 2022		Year ended December 31, 2023			Year ended December 31, 2024
	Handysize tanker segment	Total	Handysize tanker segment	LPG carrier segment	Total	Handysize tanker segment	LPG carrier segment	Total
Time charter revenues	$—	$—	$—	$3,439,356	$3,439,356	$—	$14,315,299	$14,315,299
Voyage charter revenues	—	—	—	3,253,385	3,253,385	—	1,310,312	1,310,312
Pool revenues	15,637,653	15,637,653	15,611,872	—	15,611,872	6,768,672	—	6,768,672
Total vessel revenues	$15,637,653	$15,637,653	$15,611,872	$6,692,741	$22,304,613	$6,768,672	$15,625,611	$22,394,283
Voyage expenses (including charges from related parties)	(219,066)	(219,066)	(198,730)	(2,306,422)	(2,505,152)	(315,055)	(1,279,696)	(1,594,751)
Vessel operating expenses	(4,322,281)	(4,322,281)	(5,164,248)	(4,228,712)	(9,392,960)	(2,310,289)	(6,990,110)	(9,300,399)
Management fees to related parties	(666,500)	(666,500)	(688,547)	(1,022,104)	(1,710,651)	(386,162)	(1,544,648)	(1,930,810)
Provision for doubtful accounts	—	—	—	—	—	—	(25,369)	(25,369)
Depreciation and amortization	(1,405,124)	(1,405,124)	(1,490,577)	(1,874,041)	(3,364,618)	(1,168,558)	(3,732,688)	(4,901,246)
Gain on sale of vessel	—	—	8,226,258	—	8,226,258	—	—	—
Segments operating income/(loss)	$9,024,682	$9,024,682	$16,296,028	$(2,738,538)	$13,557,490	$2,588,608	$2,053,100	$4,641,708
Interest and finance costs		(14,068)			(31,815)			(230,531)
Interest income		4,550			2,053,749			8,354,608
Interest income from related party		—			—			364,205
Dividend income from related party		—			1,020,833			2,645,833
Foreign exchange losses		(1,859)			(14,978)			(21,019)
Dividend income on equity securities		—			—			4,136
Loss on equity securities		—			—			(48,542)
Less: Unallocated corporate general and administrative expenses (including related parties)		(2,093,347)			(5,357,265)			(10,198,863)
Net income and comprehensive income from continuing operations, before taxes		$6,919,958			$11,228,014			$5,511,535
Net income and comprehensive income from discontinued operations, before taxes		$43,966,606			$129,759,646			$19,695,969
Net income and comprehensive income, before taxes		$50,886,564			$140,987,660			$25,207,504

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2023, and December 31, 2024, is as follows:

	As of December 31, 2023	As of December 31, 2024
Handysize tanker segment	10,445,507	9,666,777
LPG carrier segment	71,651,775	72,241,241
Cash and cash equivalents(1)	151,757,138	37,191,906
Prepaid expenses and other assets(1)	51,447,318	206,812,257
Total assets from continuing operations	$285,301,738	$325,912,181
Total assets from discontinued operations	$22,802,392	$495,003
Total consolidated assets	$308,104,130	$326,407,184

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Income Taxes:

Toro and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, but are not subject to income taxes in the Republic of the Marshall Islands. Toro’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

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

In the Company’s case, it satisfies the Publicly Traded Test because it has obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 54.3% of its common shares as of the tax period ending December 31, 2024. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2024 tax year. Accordingly, the Company qualifies for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and has recorded no provision for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2024. For the years ended December 31, 2022 and 2023, the Company has recorded a provision of $0 and $47,071, from continuing operations, respectively, for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income.

18.	Subsequent Events:

(a)
Interest income, quarterly installment and partial prepayments received from Term Loan: On January 14, 2025, the Company received from Castor an interest payment related to Term Loan, amounting to $572,322 for the interest period from December 11, 2024 to January 13, 2025. On February 13, 2025, the Company received from Castor an interest payment related to the Term Loan, amounting to $525,457 for the interest period from January 14, 2024 to February 13, 2025. On March 11, 2025, the Company received from Castor related to the Term Loan, (i) the first quarterly installment amounting to $2,500,000 and (ii) an interest payment amounting to $441,811 for the interest period from February 13, 2025 to March 11, 2025. On March 24, 2025, and March 31, 2025, the Company received from Castor partial prepayments related to the Term Loan amounting to $13,500,000 and $34,000,000, respectively.

(b)
Dividend from Castor Series D Preferred Shares: On January 15, 2025, the Company received from Castor a dividend from the Castor Series D Preferred Shares, amounting to $847,222 for the dividend period from October 15, 2024 to January 14, 2025.

(c)
Dividend on Series A Preferred Shares: On January 15, 2025, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on December 27, 2024, amounting to $350,000 for the dividend period from October 15, 2024 to January 14, 2025.

(d)
Completion of the Robin Spin-Off: On April 14, 2025, the Company completed the spin-off of its wholly owned subsidiary, Robin, and distributed all issued and outstanding shares of Robin to its common shareholders of record as of April 7, 2025, at a ratio of one Robin common share for every eight Company common shares. As part of the Robin Spin-Off, Robin entered into various other agreements effecting the separation of Robin’s business from the Company, including a master management agreement with Castor Ships dated April 14, 2025, with respect to its vessels in substantially the same form as the Company’s Master Management Agreement for its vessels and a Robin Contribution and Spin-Off Distribution Agreement dated April 14, 2025, pursuant to which, among other things, the Company agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retains after the Robin Distribution Date and Robin agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Robin Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Robin and provides the Company with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Robin Series A preferred shares issued to the Company in connection with the Robin Spin-Off.