Form 20-F
period 2025-12-31
TORO CORP.
filed 2026-04-15
CIK 1941131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Phone number: + 357 25 357 768
Fax Number: +357 25 357 796
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement	TORO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:

As of December 31, 2025, there were outstanding 21,473,509 common shares of the Registrant, $0.001 par value per share.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

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
•
“Master Management Agreement” refers to the amended and restated master management agreement entered into between Toro, Toro’s shipowning subsidiaries and Castor Ships, effective April 26, 2023, for the commercial and technical management of our vessels;

•
“Robin” refers to Robin Energy Ltd., a Nasdaq listed company and our former wholly-owned subsidiary to which we contributed our Handysize tanker business in connection with the Robin Spin-Off (as defined and described in “Item 3. Key Information”);

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
•
“Toro Spin-Off Resolutions” refers to, collectively, resolutions by our board of directors (the “Board”) on November 15, 2022 and December 30, 2022, (a) to focus our efforts on our then current business of tanker shipping services, (b) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (c) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships S.A. (“Castor Ships”), are not required to offer or inform us of any such opportunity; and

•
“Toro Subsidiaries” refers to the eight tanker-owning subsidiaries and an additional subsidiary formerly owning the M/T Wonder Arcturus contributed to Toro prior to the Distribution (as defined herein).

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

In addition to these assumptions, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:

•
our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the liquefied petroleum gas (“LPG”) and product tanker shipping industry;

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

•
general domestic and international geopolitical conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the tensions in the Middle East, including the outbreak of war in Iran and any escalation or broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs or other protectionist measures) and potential governmental requisitioning of our vessels during a period of war or emergency;

•	global public health threats and major outbreaks of disease;

•	any material cybersecurity incident;

•
changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for LPG carriers, product tankers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, including the closure of the Strait of Hormuz or other shipping routes due to the war in Iran;

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

v

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

The descriptions of agreements contained herein are summaries that set forth certain material provisions of those agreements. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of each agreement, each of which is an exhibit to this Annual Report or included as an exhibit to certain of our other reports and other information filed with the Securities and Exchange Commission (the “SEC”). We encourage you to refer to each agreement for additional information.

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

•
An oversupply of LPG carrier or tanker vessel tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.

•
Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

•	Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

•	Risks involved in operating ocean-going vessels could affect our business and reputation.

•	The operation of LPG carriers and tankers has unique operational risks associated with the transportation of liquefied petroleum gases.

•
Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, including the war in Iran, as well as trade protectionism, including in relation to tariffs imposed by the U.S. or other countries, can affect the seaborne transportation industry, which could adversely affect our business.

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

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We may not be able to execute our strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.

•	We are dependent on a small number of charterers for substantially all of our business, and the loss of any such charterer could materially impact our results.

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

•
Our investment in the Series D Preferred Shares of Castor and Series A Preferred Shares of Robin constitute a substantial portion of our assets, therefore we are exposed to the risks affecting Castor’s and Robin’s respective businesses.

•
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us.

•
We expect that any credit facility we enter into in the future will contain restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	We may be unable to achieve some or all of the benefits that we expect to derive from the spin-off of our Handysize tanker business.

•	We do not have a declared dividend policy, and our Board may not declare dividends on our common shares in the future.

•	Our share price may be highly volatile, as a result, investors in our common shares could incur substantial losses.

•
Future issuances of common shares or other equity securities, including as a result of an optional conversion of our Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.

•	We have limited the fields in which we focus our operations, and this may have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Industry

Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results.

The LPG carrier and tanker industry are both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by our vessels. Further, because many factors influencing the supply of, and demand for, vessel capacity (including the supply and demand for the products transported by LPG carriers and tankers) are unpredictable, the timing, direction and degree of changes in these markets are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

For a discussion of factors impacting charter rates in the LPG carrier industry, refer to “—Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.”

For a discussion of factors impacting charter rates in the tanker industry, refer to “—Charter rates for tankers are volatile and cyclical in nature. A decrease in tanker charter rates may adversely affect our business, financial condition and operating results.” and affecting the supply of tanker vessel capacity, see “—An oversupply of tanker vessel tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

We are exposed to fluctuating demand, supply and prices for LPG and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport and their carriage by sea, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth continues to slow down in China, India or other countries in the Asia Pacific region, particularly in sectors of the economy related to the products we transport, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for our vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

Supply and demand for the products our vessels transport are sensitive to the price of oil, which is usually volatile. During 2024, the price of Very Low Sulphur Fuel Oil (“VLSFO”) in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of $547 per metric ton in December 2024 and a peak of $604 per metric ton in January 2025 to a low of $424 per metric ton in December 2025. Volatility in 2025 was moderate, despite continued heightened geopolitical tension, including the expansion and tightening of sanctions against Russia and Belarus in connection with its invasion of Ukraine. The price of VLSFO in Singapore ranged from a peak of $604 per metric ton in January 2025 to a low of $424 per metric ton in December 2025. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LPG may be significantly constrained for some period of time. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced. The impact of this temporary cease fire, including whether its duration will hold or be extended, is uncertain, including the extent to which it may eliminate conditions that have supported energy prices and high charter rates for vessels that initially had resulted after the outbreak of the war. The resulting volatility in the market for crude oil, petroleum products and LPG and in the product tanker and LPG carrier charter markets, could result in lower product tanker and LPG carrier charter rates and adversely affect our business. As of March 25, 2026, the price of VLSFO in Singapore was $895 per metric ton. For further details on the Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.” .

Certain additional factors may influence the price of oil and therefore supply and demand for the products we transport. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil and refined petroleum products, and as a result crude oil and refined petroleum product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, nuclear energy, electricity or water energy. There is growing evidence of softening global demand for oil products, including LPG and refined petroleum products, due to, among other factors, persistent inflationary pressures, the impact of higher interest rates and deteriorating macroeconomic outlooks in certain of the regions we operate in, such as Europe, which has experienced a decline in manufacturing and industrial activity. Changes in oil supply balance and oil prices, or the supply balance and prices of products derived from oil, can have a material effect on demand for LPG and refined petroleum product shipping services. While seaborne LPG trade is expected to continue to grow and remain relatively resilient compared to other oil products, the price of oil is likely to remain volatile as the market continues to adjust in changing patterns in supply and demand. In particular, changes to the trade patterns or trade routes of the products we transport may have a significant negative or positive impact on the ton mile, and therefore the demand for our LPG carriers and tankers.

As of March 25, 2026, trade routes for LPG carriers and tankers have been disrupted by escalating attacks on vessels in and around the Red Sea and in the Persian Gulf and Strait of Hormuz as a result of the outbreak of war in Iran between Iran, U.S. and Israel. For further details, see “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business.” Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segments, operating results and/or available cash. As noted above, the global economy and demand for LPG and refined petroleum products continue to adapt to disruptions in oil supply due to Russia’s invasion of Ukraine and related sanctions and the market may enter a period of oversupply of oil products as demand shows signs of weakening in 2025 compared to 2024, which may have a material effect on demand for LPG carriers and tanker shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.”

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Over the course of 2025, inflationary pressures across many sectors globally continued to weigh on economic activity, though to a lesser extent than in 2023. The U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose slightly to 3.0% in September 2025 up from 2.9% in December 2024, before decreasing slightly to 2.7% in December 2025. The ongoing effects of inflation on the supply and demand of the products we transport could alter demand for our services and reduced economic activity due to governmental responses to persistent inflation in any of the regions in which we operate could cause a reduction in trade by altering consumer purchasing habits and reducing demand for the products we carry. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be adversely affected. Alternatively, if inflation fails to abate in 2026, we could experience persistently high operating, voyage and administrative costs. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—We are exposed to fluctuating demand, supply and prices for LPG and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.”

Global economic and financial conditions may negatively impact the sectors of the shipping industry in which we operate, including the extension of credit.

As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. Various factors may impact economic growth and the availability of credit, including those discussed in “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.”

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

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly since 2021, starting at $415 per metric ton in January 2021 and reaching a high of $1,100 per metric ton in July 2022, before declining to a still elevated price of $617 per metric ton by the end of December 2022. This volatility was in part attributable to the eruption of the armed conflict in Ukraine. In 2023, 2024 and 2025, bunker rates demonstrated overall decreasing volatility as the market adapted to the conflict in Ukraine. In particular, in 2024, the price of VLSFO in Singapore reached a high of $656 per metric ton in February, and a low of $547 per metric ton in December. The price of VLSFO in Singapore reached a high of $604 per metric ton in January 2025 which decreased to $424 per metric ton in December, 2025. As of March 25, 2026, the price of VLSFO in Singapore was approximately $895 per metric ton but uncertainty regarding its future direction remains. In addition, the conflict in the Middle East, including recent maritime incidents in and around the Red Sea, could cause disruptions to the production and supply of oil, and therefore fuel, with adverse impacts on the price of VLSFO in 2026. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially in recent years and may continue to increase, which could have an adverse impact on our operating results and cash flows.

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

Currently, the world economy faces a number of challenges, including tensions between the United States and China, new and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, including the war in Iran (and such as recent maritime incidents in and around the Red Sea and up to 600 nautical miles off the East African coast) and other geographic areas and countries, continuing economic weakness in the European Union and slowing growth in China and the continuing threat of terrorist attacks around the world.

In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has disrupted global markets, contributing to shifts in trading patterns and trade routes for products, including LPG, which may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus by various governments, which have contributed to increased volatility in the price of energy and other products. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of refined petroleum products and LPG.  These circumstances have led to an increase in the length of LPG and oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and support for LPG and tanker charter rates, which may not continue. The factors influencing the supply of and demand for LPG and tanker shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”, “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows”, “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business”.

Geopolitical conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results. Notably, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen, which armed Houthi groups have claimed responsibility for. These groups have stated that these attacks are a response to the Israel-Hamas conflict. While initially Israeli and US-linked vessels were thought to be the primary targets of these attacks, vessels from a variety of countries have been the subject of these incidents, including vessels flying the Marshall Islands flag. As a result of these attacks, certain vessels have sunk, been set alight and suffered other physical damage and crew injuries and fatalities have occurred, leading to heightened concerns for crew safety and security, as well as trade disruption. An increasing number of companies have rerouted their vessels to avoid passage through affected areas and are now completing their trades via alternative routes, such as through the Cape of Good Hope, incurring greater shipping costs and delays, as well as the costs of security measures. Though governments including the United States and United Kingdom have responded with air strikes against the hostile groups believed to be responsible for these attacks, the continuation or escalation of the conflict may drive the foregoing costs and risks higher. Any physical damage to our vessels or injury or loss of life of any of the individuals onboard our vessels could result in significant reputational damage or operational disruption, the exact magnitude of which cannot be estimated with certainty at this time. In addition, recently Iran has threatened to attack vessels, mine or otherwise close the Strait of Hormuz as a result of the war in Iran, which may have similar effects. There can be no assurance regarding the precise nature, expected duration or likely severity of these maritime incidents. Future hostilities or other political instability in regions where our vessels trade could also negatively affect the shipping industry by rising costs and changing patterns of supply and demand, as well as our trade patterns, trade routes, operations and performance.

Further, if attacks on vessels occur in regions designated by insurers as “war risk” zones or listed by the Joint War Committee (“JWC”) as areas of heightened risk for war, strikes, terrorism, or related perils, the premiums payable for such coverage could increase significantly. In some cases, such insurance coverage may become more difficult to obtain, or unavailable altogether. As of March 3, 2026, the JWC’s Listed Areas included parts of the Southern Red Sea, Gulf of Aden, and Black Sea, as well as the coastal waters of Yemen, Israel, Iran, Somalia, Nigeria, Libya, Bahrain, Djibouti, Kuwait, Oman and Qatar, among others. Insurance costs for vessels with links to the United States, United Kingdom or Israel have already increased as a result of attacks in and around the Red Sea, with such vessels reportedly seeing significant increases in their war risk premium relative to other vessels transiting through the Red Sea, and should these attacks continue or become indiscriminate, we could similarly experience a significant increase in our insurance costs and/or we may not be adequately insured to cover losses from these incidents. See also “—Our business has inherent operational risks, which may not be adequately covered by insurance.” Crew costs, including costs that may be incurred to the extent we employ onboard security guards, could also increase due to acts of piracy or other maritime incidents, including attacks on vessels. Our customers could also suffer significant losses, impairing their ability to make payments to us under our charters. Any of the foregoing factors could have an adverse effect on our business, results of operations, financial condition and cash flows.

The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and relating to the Israel-Hamas conflict and recent attacks on vessels in and around the Red Sea which armed Houthi groups have claimed responsibility for, as well as the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, the outbreak of war in Iran, has and may continue to affect the shipping industry, including restrictions on the ability of ships to transit the Strait of Hormuz and attacks on vessels in the Persian Gulf and throughout the region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.”

Geopolitical conditions in the shipping industry have also been significantly impacted by GPS jamming and spoofing. These practices pose serious risks to navigation systems, particularly in high-risk areas such as the Strait of Hormuz, Black Sea, Eastern Mediterranean, Red Sea and other regional hotspots. As new jamming hubs emerged in 2025 in Sudan, Djibouti, and the Black Sea–Gulf of Guinea corridor and 13 European coastal nations and Iceland issued a joint warning in January 2026 over growing GNSS interference in the Baltic and North Sea. The scale has also grown dramatically over 10,000 vessels were affected in Q2 2025 alone, an eightfold increase over the prior quarter. This particular issue may impose additional costs, as it might be considered necessary to provide vessels with additional navigational equipment to countermeasure jamming and spoofing.

Separately, protectionism has been and continues to be on the rise globally. For example, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of various Eurosceptic parties, which advocate for their countries to leave the European Union and/or adopt protectionist policies. These parties are increasingly popular in various European countries, including major European economic powers such as Germany and France. The withdrawal of the United Kingdom from the European Union has increased the risk of additional trade protectionism and has created supply chain disruptions. The United States has similarly seen a rise in protectionist policies. For example, in 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries.

Recently, the U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs have been imposed by the second Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 104% on imports from China, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 125% on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 2025.

A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades. It is unknown whether and to what extent such new tariffs (or other new laws or regulations which may be adopted) will affect us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

On April 17, 2025, the United States Trade Representative ("USTR") announced the imposition of port fees on certain vessels calling at U.S. ports. The fees, which took effect on October 14, 2025, with phased increases scheduled through 2028, target vessels that are (i) owned or operated by Chinese shipping companies, (ii) built at Chinese shipyards, or (iii) owned or operated by companies that have newbuilding orders at Chinese shipyards. Depending on vessel size and cargo type, charges could reach up to $1.5 million per U.S. port call per Chinese-built vessel, based on the net tonnage of the vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period; however, the suspension may be lifted and the underlying regulatory framework remains in effect.

Our fleet currently includes the M/T Wonder Altair, an MR tanker built in China in 2021. As a result, if the USTR port fees are reimposed upon expiration of the suspension period, we or our charterers may be subject to port fees for U.S. port calls made by the M/T Wonder Altair, which could materially increase the cost of deploying this vessel on routes that include U.S. ports. In addition, the fees apply not only to individual Chinese-built vessels but may also be assessed based on the proportion of Chinese-built vessels in an operator's fleet. As the M/T Wonder Altair represents approximately 25% of our current fleet by vessel count, this could result in fees being assessed on our other vessels calling at U.S. ports as well. In response to the USTR measures, China has imposed reciprocal port fees on U.S.-linked vessels, further escalating trade tensions. The imposition of these fees, if resumed, could limit the trading flexibility of our fleet, reduce the number of potential charterers willing to employ our vessels on U.S.-linked trade routes, and adversely affect our revenues, operating results and the market value of the M/T Wonder Altair. We have no current newbuilding orders at Chinese shipyards. It is unknown the full effect that these port fees, should they be reimposed, will have on us, our fleet or our industry generally.

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

We are new entrants to the competitive tanker and LPG shipping sector and may face difficulties in establishing our business.

Our LPG carrier-owning subsidiaries entered into the LPG shipping business in 2023, and we re-entered the tanker shipping business in the third quarter of 2025, which certain of our previously owned subsidiaries had operated in from 2021 until April 2025. As new entrants to the tanker and LPG shipping businesses, we may struggle to establish market share and broaden our customer base for our operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our tankers and LPG carriers. In addition, we compete with various companies that operate larger fleets and may be able to offer more competitive prices and greater availability and diversity of vessels, all while achieving economies of scale in their fleet operating costs. Due in part to the fragmented tanker and LPG carrier markets, existing or additional competitors with greater resources may enter or grow their positions in the tanker and LPG carrier sector through consolidations or acquisitions and could operate more competitive fleets, causing us to lose or be unable to gain market share. Any of these competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

Further, we likely possess less operational expertise relative to more experienced competitors and, in general, are more heavily reliant on the knowledge and services of third-party managers for our commercial success. As of the date of this Annual Report, our manager, Castor Ships, has subcontracted, with our consent, the technical management for all of our vessels to a third-party ship-management company, except M/T Wonder Maia and M/T Wonder Altair for which Castor Ships has provided technical management since September 29, 2025 and February 8, 2026, respectively. Any failure by us or Castor Ships to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a vessel operator and impact the growth of our business, our financial condition and operating profits.

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

In addition to the foregoing risks, the operation of LPG carriers and tankers presents unique operational risks. See “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.” In addition to the foregoing risks, the operation of tankers and transportation of oil presents unique operational risks. See “—The operation of tankers has unique operational risks associated with the transportation of refined petroleum products.”

Acts of piracy or other attacks on ocean-going vessels, including due to geopolitical conflicts, could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Pirate activity is also intermittent off the coast of Eastern Malaysia, and a number of oil cargo seizures have occurred there. Sea piracy incidents continue to occur with LPG carrier and tanker vessels particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See also “—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities, can affect the seaborne transportation industry, which could adversely affect our business” and “—Our business has inherent operational risks, which may not be adequately covered by insurance.”

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. Since Russia’s invasion of Ukraine in 2022, economic sanctions have been imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and, in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have adopted import bans of Russian energy products, such as crude oil and refined petroleum products. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. For example, the United Kingdom has barred the provision of ships or services, including shipping services, facilitating the maritime transport of Russian crude oil, with effect from December 5, 2022, and refined oil products, with effect from February 5, 2023. The Group of Seven nations and the European Union have also imposed a price cap of $60 per barrel on Russian crude oil with effect from December 5, 2022, and introduced a separate price cap on refined petroleum products with effect from February 5, 2023. In October 2023, the United States also introduced sanctions against 50 tanker vessels with ties to the Russian oil trade, significantly impeding such vessels’ abilities to load cargoes, and has imposed sanctions against at least two companies and their tankers for breaching the $60 per barrel price cap on Russian crude oil. In June 2024, the Council of the European Union introduced a new package of sanctions on Russian oil, including a new measure targeting specific vessels contributing to Russia’s war against Ukraine, which are subject to a port access ban and a ban on the provision of services; so far, the EU has placed 79 vessels on this list, including tankers transporting Russian oil and performing dangerous and illegal shipping practices. On January 15, 2025, the U.S. Department of Treasury introduced new sanctions on two Russian oil producers as well as 183 vessels that have shipped Russian oil in violation of existing sanctions. These and other recent sanctions efforts by the United States, the European Union and United Kingdom have focused on preventing the circumvention of sanctions against Russia. These restrictions may affect our current or future charters.

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

As a result of these bans and related trade sanctions, many consumers of crude oil and refined petroleum products have sought out alternative sources of these products and trade patterns and trade routes for crude oil and refined petroleum products have changed. For example, the United States has emerged as a major producer of crude oil, refined petroleum products and natural gas liquids, producing record amounts of oil in 2023 that have helped to offset supply constraints due to Russia’s exclusion from the market and strong demand for exported crude oil. The prices of crude oil, refined petroleum and LPG-related products have increased and remained elevated as a result of these bans and related trade sanctions, though record production by the United States has exerted downward price pressure. Increases in the price of oil, refined petroleum and LPG products have and are likely to affect adversely global oil demand and reduce worldwide oil transport should they continue. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of Russian oil tankers by several countries, it is uncertain what the ultimate result will be on our business and financial position. However, due to their effect on the global market for petroleum products, current or additional sanctions could have a material adverse impact on our business, cash flows, financial condition and operating results. We will keep monitoring the events in the Ukraine war and the possibility of the cessation of the hostilities between the two nations.

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

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliated entities, or our affiliated entities’ respective officers, directors, employees or agents’ actions may be deemed to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions.

If we, our affiliated entities, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected due to the resultant monetary fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.

Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management and adversely affect our business, results of operations or financial condition as a result.

We may use artificial intelligence (“AI”) to grow and manage our business. This technology and the rapid advancement of AI present both opportunities and significant risks to our operations.

We may deploy AI-enabled tools to optimize operations and performance monitoring, including vessel deployment, fuel efficiency, routing, and overall utilization, with the objective of supporting better decision-making and targeting an improvement in our operations. However, there can be no assurance that we will be successful in leveraging AI to support our business. AI-related challenges include compliance with emerging laws and regulations, ethical and legal issues, reputational harm from potential system failures, and risks associated with third-party vendors employing AI. The complexity and rapid evolution of AI technologies further amplify these risks, potentially exposing the organization to regulatory penalties, reputational damage, or operational disruptions.

While we are committed to using AI responsibly, as well as ensuring compliance with applicable laws and ethical standards, the inherent complexity and pace of change may result in unforeseen challenges. Key areas of concern include data privacy, data protection, ethical AI use, and intellectual property. Additionally, failure to adapt to technological advancements may negatively impact our competitive position.

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

We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, including the risk associated with the use of emerging technologies, such as AI and quantum computing for nefarious purposes, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

In 2017, the IMO adopted Resolution MSC.428(98) on Maritime Cyber Risk Management, which encourages administrations to ensure that cyber risks are appropriately addressed in Safety Management Systems (SMS) no later than the first annual verification of our Document of Compliance (DOC) after January 1, 2021. The U.S. Coast Guard also issued non-binding guidance in February 2021 on incorporating cyber risk into a vessel’s SMS. While we are currently in compliance with the requirements of Resolution MSC.428(98), the cybersecurity measures we maintain may not be sufficient to prevent the occurrence of a cybersecurity attack or incident. Any inability to prevent security breaches—including those involving our third-party vendors, suppliers, or counterparties—or any failure to adopt or maintain appropriate cybersecurity risk management and governance procedures could cause existing or prospective clients to lose confidence in our IT systems and could adversely affect our reputation, cause losses to us or our customers, and/or damage our brand. On April 4, 2025, the IMO issued updated guidance under IMO Circular MSC-FAL.1/Circ.3/Rev.3, emphasizing the importance of proactive cyber risk governance, digital asset inventories, and incident recovery planning aligned with international standards such as ISO/IEC 27001, which we successfully obtained in May 2025. Compliance with these evolving standards may require us to implement additional procedures for managing cybersecurity risks, which could result in increased expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

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

A vessel must undergo annual, intermediate, and special surveys in accordance with IMO regulations. Machinery may be placed on a Continuous Machinery Survey (CMS) cycle, under which it is inspected periodically over a five-year period. We expect our vessels to follow a special survey cycle for hull inspections and a continuous survey cycle for machinery. Vessels are also required to be dry-docked, or inspected by approved divers, every two to three years for underwater inspections.

While we believe that we have adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations applicable to us and our vessels may result in significant and unanticipated future expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, cash flows, financial condition and operating results.

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

Environmental laws can impose strict liability for emergency response, remediation of spills and releases of oil and hazardous substances and natural resource damages, which could subject us to liability without regard to whether we are negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.” and “—The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.” and “—The operation of tankers has unique operational risks associated with the transportation of refined petroleum products.”

In connection with IMO 2020 regulations and requirements relating to fuel sulfur levels, as of the date of this Annual Report, we have transitioned to burning IMO compliant fuels as none of our vessels are equipped with scrubbers (also known as Exhaust Gas Cleaning Systems). As a result, these vessels currently utilize VLSFO containing up to 0.5% sulfur content. Beginning May 1, 2025, in accordance with the Mediterranean Emission Control Area (“ECA”) designation under MARPOL Annex VI, our vessels will burn Ultra Low Sulfur Fuel Oil (“ULSFO”) with a maximum sulfur content of 0.1% while operating in the Mediterranean region. Notably, low sulfur fuel is more expensive than standard high fuel oil and may become more expensive. The price of VLSFO in Singapore ranged from a peak of $656 per metric ton in February 2024 to a low of around $547 per metric ton in December 2024. As of March 25, 2026, the price of VLSFO in Singapore was around $895 per metric ton, but uncertainty regarding its future direction and the availability of VLSFO remains. For further information, see “—Increases in bunker prices could affect our operating results and cash flows.”

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

Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Further, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions, while carbon intensity of the fuel which the vessels burn is regulated under the Fuel EU Maritime regulation (the “FuelEU”). In addition, the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI has been adopted that restricts air emissions from vessels.

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the MARPOL Annex VI that will require ships to reduce their carbon dioxide and GHG emissions. These requirements combine technical and operational approaches to improve the energy efficiency of ships for future GHG reduction measures. Beginning January 1, 2023, each vessel is required to comply with the new Energy Efficiency Existing Ship Index (“EEXI”). Furthermore, from 2023 to 2026, each vessel must initiate the collection of data for the reporting of its annual operational Carbon Intensity Indicator (“CII”) and CII rating. The IMO is required to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026 at the latest. Prior to the implementation of the new regulations under revised Annex VI of MARPOL, official calculations and estimations suggested that merchant vessels built before 2013, including some of our older vessels, may not fully comply with the EEXI requirements. Therefore, to ensure compliance with EEXI requirements many owners/operators may choose to limit engine power rather than apply energy-saving devices and/or effect certain alterations on existing propeller designs, as the reduction of engine power can be a less costly solution than these measures. As of the date of this Annual Report, official calculations had determined that all of our vessels were in compliance with the EEXI requirements.

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

Further, on January 27, 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in U.S. federal waters. While leasing has since resumed, a record low of just three offshore lease sales over the next five years were unveiled in September 2023. However, leasing for oil and gas drilling in federal waters remains a contentious political issue, with certain states and Republicans in U.S. Congress pushing for increased leasing. On January 6, 2025, the Biden administration issued an executive order prohibiting new oil and gas leases in offshore areas, and President Trump then issued an executive order seeking to revoke it.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels. The 2023 United Nations Climate Change Conference (“COP28”) in Dubai called for, among other measures, a swift transition from fossil fuels and deep GHG emission cuts and a tripling of renewable energy capacity by 2030. The 2024 United Nations Climate Change Conference (“COP29”) in Baku, Azerbaijan called for, among other measures, mitigating actions that would keep the Paris Agreement’s temperature goals on track through rapid and sustained emissions reductions globally. On January 20, 2025, the U.S. administration signed an Executive Order initiating the withdrawal of the United States from the Paris Agreement. This decision introduces uncertainty regarding future U.S. climate policy and international commitments, which may affect global regulatory frameworks and investment flows. At 2025 United Nations Climate Change Conference (“COP30”), held in Belém, Brazil, parties adopted the Global Mutirão decision as part of the Belém Political Package, reinforcing Paris Agreement objectives. Key outcomes included the launch of the Baku-to-Belém Climate Finance Roadmap, targeting mobilization of approximately $1.3 trillion annually by 2035, approval of a new Gender Action Plan, and progress on Article 6 carbon market mechanisms. However, consensus on a global fossil fuel phase-out was not achieved, although Brazil announced a separate initiative to advance this goal.

Failure to adapt to evolving climate policies, carbon pricing mechanisms, and international trade measures could result in increased compliance costs, restricted market access, and reputational risks. These developments may materially and adversely affect our operations, financial condition, and long-term growth prospects.

The foregoing regulations represent a growing trend towards “green” or sustainable sources of energy and increasing intervention by certain governments to impose more stringent emissions regimes. These regulations have had, and will continue to have, an impact on demand for LPG, oil and refined petroleum products, as well as increase our costs of operation, any of which could have an adverse effect on our business and operating results.

Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries and entered into force on June 26, 2025, as the ratifying states represent 40% of world merchant shipping by gross tonnage after the ratification by Bangladesh and Liberia in June 2023. The Republic of the Marshall Islands ratified this Hong Kong Convention in January 2024. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.

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

Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels, if not timely discharged, could have significant ramifications for us, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach the covenants in our future credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on us. Any of those occurrences could have a material adverse effect on our business, financial condition and operating results.

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

The global economy and the LPG carrier industry have experienced significant disruptions as a result of Russia’s invasion of Ukraine and sanctions imposed in relation to such conflict. LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production, trade patterns and trade routes, including shipping in the Black Sea, Persian Gulf and elsewhere. The continuation or further extension of economic sanctions, boycotts or otherwise may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term. For further details regarding Russian sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

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

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including the war with Iran and maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

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

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;

•	currency exchange and interest rates;

•	changes in environmental and other regulations that may limit the production or consumption of LPG products;

•	competition from alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy, and consumer demand for “green” or sustainable products;

•	inclement weather and/or natural catastrophes; and

•	epidemics and pandemics.

These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a marginal increase of 0.17% between 2024 and 2025 (from 582 to 583 vessels, respectively). Moreover, the orderbook of small LPG carrier vessels has remained at low levels with 10 vessels ordered in 2024.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for tanker capacity and changes in the supply and demand for vessel capacity and changes in the supply and demand for and refined petroleum products transported by our tanker vessels. Further, because many factors (including the supply and demand for the products transported by tankers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the tanker market are also unpredictable. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.

Russia’s invasion of Ukraine, and more recently the war in Iran, has disrupted energy production, trade patterns and trade routes, including shipping in the Black Sea and elsewhere, and has impacted energy prices and tanker rates. For further details, see “—We are exposed to fluctuating demand, supply and prices for LPG products and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices due to their effects on supply and demand of maritime transportation services.” and “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.”

Demand for tanker capacity is affected by the supply of and demand for oil products transported by such vessels, including refined petroleum products, which are transported by our MR tanker vessels. A variety of factors may impact the supply of and demand for refined petroleum products, including regional availability of refining capacity and inventories and competition from alternative sources of energy. Factors that influence demand for tanker vessel capacity include, but are not limited to:

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for tanker transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including the war in Iran and maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

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

•	the distance over which refined petroleum products are to be moved by sea;

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

An oversupply of tanker tonnage may result in a prolonged period of depressed charter rates or further reduce the same when they occur, which may limit our ability to operate our vessels profitably.

Factors that influence the supply of tanker vessel capacity include:

•	supply and demand for energy resources and crude oil and/or refined petroleum products

•	the number of newbuilding orders and deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	scrapping of older vessels;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying-up vessels (as set out below);

•	the availability of modern tanker capacity;

•	the speed of vessels being operated;

•	the number of vessels that are out of service;

•	Refinery closures or maintenance, which may change trade routes and increase ton-mile demand; and

•	Changes in vetting requirements imposed by oil majors

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, the availability of financing for new vessels and shipping activity, and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, in particular environmental protection laws and regulations and laws and regulations regarding safety which impact our industry.

The limited activity in the MR tanker newbuilding market during 2024 has not continued into 2025. As a result, the ratio of new contracting to the active fleet is no longer remaining at relatively low levels. The MR tanker fleet grew by 1.13% during 2024, while growth up to 31st December 2025 stands at 4.31%. The total tanker fleet development for MR tanker vessels was 1.09% in 2024 and 4.08% up to 31st December 2025, with a significant number of newbuilding deliveries entering the market in 2025 and even more expected mainly over the next two to three years.

Vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. Furthermore, if sanctions against Russia persist, overaged vessels may continue trading as part of the shadow fleet, which could adversely affect the scrapping rate thus contributing to an oversupply of vessels. An oversupply of vessel capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail, which may have a material adverse effect on the profitability of our business, cash flows, financial condition and operating results.

The operation of tankers has unique operational risks associated with the transportation of oil.

The operation of tankers transporting refined petroleum products is inherently risky and presents unique operational risks. For example, an oil spill may cause significant environmental damage. Additionally, compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of the crude oil and refined petroleum products transported in tankers. Our crews could also be inadvertently exposed to the crude oil and refined petroleum products that we transport or their byproducts, such as escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of oil could result in significantly more expensive insurance coverage and the associated costs of an oil spill or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our tanker segments, our cash flows and segment and overall operating results.

The operation of tankers is subject to strict regulations and vetting requirements, that our manager and sub-managers need to comply with. Should either we or our manager and third-party sub-managers not continue to successfully clear the oil majors’ risk assessment processes, our tanker vessels’ employment, as well as our relationship with charterers, could be adversely affected.

Shipping, and especially refined petroleum products have been, and will remain, heavily regulated. For an overview of government regulations that may impact our tanker operations, see “Item 4.B. Business Overview—Environmental and Other Regulations in the Shipping Industry.” The so called “oil major” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (i.e., terminals) of crude oil and refined petroleum products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

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

Risks Relating to Our Company

We are dependent on a small number of charterers for substantially all of our business, and the loss of any such charterer could materially impact our results.

A small number of charterers have accounted for a significant part of our revenues and we expect this trend to continue in our operations. Indicatively, in the year ended December 31, 2024, we derived 82% of our operating revenues from continuing operations from one pool manager and three charterers and in the year ended December 31, 2025, we derived 100% of our operating revenues from continuing operations from five charterers and one pool manager . While the majority of our vessels no longer participate in pools, we expect our credit concentration to remain significant because our LPG carrier and product tanker vessels are chartered by a small number of charterers. All the charters for our fleet have fixed terms, but may be terminated earlier due to certain events, such as a charterers’ failure to make payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for LPG-related products and refined petroleum products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter arrangement and could sustain losses. In addition, if we lose an existing charterer, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. The highest concentration of total vessel revenues attributable to a single charterer was 25%, with all other charterers contributing between 10% and 20% each. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report for an overview of our charterer concentration.

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

The average age of our LPG carrier fleet was 10.5 years as of December 31, 2025, compared to the industry average of the world fleet of small LPG carriers up to 5,000 cbm, which was 22.9 years as of the same date.

The age of our Eco tanker fleet was 4.5 years as of December 31, 2025, compared to the industry average of the world fleet of MR Eco tankers, which was 7.7 years as of the same date. The age of our Non-Eco tanker fleet was 11.5 years as of December 31, 2025, compared to the industry average of the world fleet of MR Non-Eco tankers, which was 18.7 years as of the same date.

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

While the average age of our LPG carriers  and MR tanker vessels is relatively low compared to the industry average, over the course of time the age of our vessels may impact our ability to obtain external financing against those older vessels at all or at reasonable terms, to the extent  our vessels may be seen as less valuable collateral.

We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco–vessels”). If new LPG carriers and MR tankers vessels are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.

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

We may opportunistically employ some or all of our vessels in the spot market, either in the voyage charter market or in spot-market oriented pools, if spot market conditions are favorable. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of and demand for vessels and LPG and refined petroleum products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time, providing a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial manager and/or our pool operators obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.

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

As of the date of this Annual Report, Castor Ships has subcontracted, with our consent, the technical management for all our vessels to a third-party ship-management company at its own expense, except for the M/T Wonder Maia and M/T Wonder Altair, for which Castor Ships has provided the technical management since September 29, 2025 and February 8, 2026, respectively. The subcontracting arrangements with third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.

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

Our Chairman and Chief Executive Officer also serves as Chairman, Chief Executive Officer and Chief Financial Officer of our former parent company, Castor and as Chairman and Chief Executive Officer of our former wholly-owned subsidiary, Robin. In connection with the Spin-Off, we resolved to limit the fields in which we focus our operations. After the Spin-Off, we initially focused our efforts on LPG carrier  shipping services and have since reentered the product tanker sector, and we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of these shipping businesses nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of this shipping business if in the future our Board determines to do so. Focusing our operations on LPG carrier and product tanker shipping business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

In connection with the Spin-Off, Castor’s board resolved to, among other things, limit the fields in which it focuses its operations, and that Castor has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude Castor, however, from pursuing opportunities outside of the dry bulk shipping business if in the future Castor’s board determines to do so, including in the shipping sectors we operate in, and Castor has since entered the container shipping business.

 Robin may pursue opportunities outside of the Handysize tanker shipping business if Robin’s board determines to do so, including in the LPG carrier shipping business which it entered in the third quarter of 2025, which may have an adverse effect on our business, financial condition and operating results.

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

Our credit facility contains, and we expect that any new or amended credit facilities we enter into in the future will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

Our senior secured revolving credit facility that we entered into on March 30, 2026 imposes, and we expect that any future credit facilities we enter into in the future will impose,  operating and financial restrictions and covenants on us. In particular, under the terms of our senior secured revolving credit facility we are required, and under any new or amended facilities we may be required, to obtain the consent of our lenders to undertake various actions, such as:

•	our subsidiaries incurring or guaranteeing additional indebtedness outside of our ordinary course of business;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	changing the commercial and technical management of our vessels;

•	declaring or paying any dividends or other distributions at a time when we have an event of default or the payment of such distribution would cause an event of default;

•	forming or acquiring any subsidiaries;

•	making any investments in any person, asset, firm, corporation, joint venture or other entity;

•	merging or consolidating with any other person;

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

Our ability to comply with the covenants and restrictions contained in our senior secured revolving credit facility, and any future credit facilities we enter into, may be affected by events beyond our control and which could impair our ability to comply with the terms of such facilities, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. In particular, inflationary pressures have and may continue to impact interest rates, including SOFR, as discussed in “—Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” In the event of non-compliance, we may be required to make prepayments or trigger cross-default provisions that we may not have sufficient funds to satisfy. Any such payments may impede our business strategy due to the diversion of funds away from our core operating activities. To the extent facilities are secured by our vessels, such as our senior secured revolving credit facility, which is secured by four vessels, lenders could also seek to foreclose on those assets. Financial and operating covenants in our facilities could also constrain our ability to acquire vessels, as we would have to make contemplated expenditures for vessel acquisitions at levels which do not breach any applicable covenants in our future credit facilities. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

All of our outstanding debt is exposed to Secured Overnight Financing Rate (“SOFR”) Risk. If volatility in SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.

We are exposed to the risk of interest rate variations, principally in relation to the SOFR, a secured rate published by the Federal Reserve Bank of New York. SOFR or any other replacement rate may be volatile. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in SOFR, if this volatility were to occur, it would affect the amount of interest payable on our debt. Our outstanding indebtedness is exposed to SOFR risk at an annual rate of margin over SOFR.

Given that SOFR is a secured rate backed by government securities (and therefore does not take into account bank credit risk), it may be lower than other reference rates. Inflation is generally expected to continue trending downwards in the United States but is subject to various uncertainties and other factors discussed in “-Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” Further, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates has and may continue to result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced under our credit facilities when interest was based on LIBOR. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our indebtedness.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any derivative instruments in place. SOFR rates fluctuated during 2024 and 2025, including a period of rate reductions in the second half of 2024, and may rise if inflation rates increase. However, our financial condition could be materially adversely affected by rate changes at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.

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

On February 28, 2025, the disinterested and independent members of the Board approved the spin-off of our Handysize tanker segment, which occurred on April 14, 2025. Although we believe that the Robin Spin-Off will enable our Handysize tanker business, on the one hand, and our LPG carrier businesses, on the other, to each increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion, we may not be able to achieve some or all of the anticipated benefits from the separation of our businesses and the Robin Spin-Off may adversely affect our business. The separation of such businesses created two independent, publicly traded companies, each of which will initially be smaller, less diversified and more narrowly focused than before the Robin Spin-Off, which could make such businesses more vulnerable to changing market and economic conditions. Operating as a relatively smaller independent entity may reduce or eliminate some of the benefits and synergies which previously existed across our business platforms before the Robin Spin-Off, including our operating diversity, borrowing leverage, available capital for investments, partnerships and relationships and opportunities to pursue integrated strategies with the businesses within our former combined company and the ability to attract, retain and motivate key employees. In addition, as a smaller company, our ability to absorb costs may be negatively impacted, including the significant cost of the spin-off transaction, and we may be unable to obtain financing or refinance our existing indebtedness. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, business prospects and the trading price of our common stock. As a result of having spun off our Handysize tanker business, we also may be more susceptible to market fluctuations and other adverse events than we would be if we did not spin off such business. If we fail to achieve some or all of the benefits that we expect to derive as a result of the Robin Spin-Off, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

We do not have a declared dividend policy and our Board may not declare dividends on our common shares in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future agreements and the requirements of Marshall Islands law. We do not have a declared dividend policy and if the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our business strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. In December 2025, the Board declared a one-time, special dividend of $1.75 per common share, consisting of either cash or our common shares. However, there is no assurance that the Board will declare dividends on our common shares in the future. The LPG and tanker shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

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

As a publicly traded company, the SEC, Nasdaq Stock Market LLC (“Nasdaq”), and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to take a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters, such as director independence, board committees, corporate transparency, ethical behavior, sustainability, and prevention of and controls relating to corruption and fraud. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, which could be an area of concern to our investors and expose us to greater operational risks.

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

We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us. If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that is attributable to the transport of cargoes to or from the United States. If this tax had been imposed for our 2023, 2024 and 2025 taxable year, we anticipate that U.S. source income taxes of approximately $47,071, $0 and $0 from continuing operations and $303,596 , $0 and $(206,173) from discontinued operations would be charged for these periods, respectively, and we have included a provision/recovery from provision for these amounts in our Consolidated Financial Statements. However, there can be no assurance that such taxes will not be materially higher or lower in future taxable years.

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

Our success depends upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman and Chief Executive Officer, Petros Panagiotidis, who has outside business interests in Castor, Castor Ships and other ventures. Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Castor’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Mr. Pagiaslis serves as Chief Financial Officer of both Robin and Toro, and accordingly faces similar demands on his time. The dual CFO role means that the same individual is responsible for the financial reporting, internal controls and SEC compliance of two separately listed public companies, which may strain his capacity to devote sufficient attention to each role. Further, the loss of Mr. Panagiotidis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis from any of his current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

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

In addition, our Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, to common shares at any time and from time to time from and after the third anniversary of their issue date and prior to the seventh anniversary of such date. On December 23, 2025, Toro and Castor agreed to amend the terms of Series A Preferred Shares to extend the initial conversion date by one-year, which shall be to March 7, 2027. The conversion of our Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion. See also “—Risks Relating to Our Common Shares—Future issuances of common shares or other equity securities, including as a result of an conversion of Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.”

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

The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price has been volatile and may continue to be volatile, which may cause our common shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of our former parent company’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as our common shares were distributed to our former parent company’s common shareholders in connection with the Spin-Off, we may have a similar shareholder base and experience similar patterns of investment. Since completion of the Spin-Off, the price of our common shares has been volatile, ranging from a low of $1.47 per share on March 23, 2023 to a high of $6.42 per share on August 14, 2023. As of March 25, 2026, the closing bid price of our common shares was $3.82 per common share. Our shares may continue to experience volatility as the market evaluates our prospects as an independent publicly traded company.

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

In addition, the Robin Spin-Off may temporarily increase the volatility of our share price for a variety of reasons. For example, it is possible that some of our shareholders will sell our common shares as a result of the Robin Spin-Off, for reasons such as our business profile or market capitalization as a stand-alone company no longer fitting their investment objectives. Volatility in our share price may also increase as the market evaluates our and Robin’s prospects as independent publicly traded companies. There can be no assurance that the effects of any such volatility in share price would be borne equally among us and Robin. The sale of significant volumes of our common shares, or the perception in the market that this will occur, may decrease their market price and have an adverse impact on our business, including due to Nasdaq minimum bid price requirements.

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

Our investments in the Series D Preferred Shares of Castor and Series A Preferred Shares of Robin constitute a substantial portion of our assets, therefore we are exposed to the risks affecting Castor’s and Robin’s respective businesses.

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

The Castor Series D Preferred Shares entitle us to certain dividends and, from January 1, 2027 will be convertible, in whole or in part, at our option, into common shares of Castor. On December 23, 2025, Toro and Castor agreed to amend the terms of Castor Series D Preferred Shares to extend the initial conversion date by one-year, which shall be to January 1, 2027.

As part of the contribution and spin-off of our handysize tanker segment to Robin in April 2025, we received 2,000,000 Series A Preferred Shares of Robin having a stated amount of $25.00 per share and a par value of $0.001 per share. The Robin Series A Preferred Shares entitle us to certain dividends and, from April 14, 2027 will be convertible, in whole or in part, at our option, into common shares of Robin.

Our investments in the Castor Series D Preferred Shares and Series A Preferred Shares of Robin constitute a substantial portion of our total assets. Our investment in Castor Series D Preferred Shares expose us to the risk of Castor’s default and our investment in Robin Series A Preferred Shares expose us to the risk of Robin’s default. Castor or Robin could default on its payment obligations to us due to, by way of example, bankruptcy or lack of liquidity, which in turn could be caused by the occurrence of any events which affect the business, results of operations and financial condition of Castor and Robin, respectively. The Castor Series D Preferred Shares are preferred equity securities of Castor and in a liquidation would rank junior to Castor’s debt obligations and the Robin Series A Preferred Shares are preferred equity securities of Robin and in a liquidation would rank junior to any debt obligations of Robin.

As a result of our investment in the Castor Series D Preferred Shares and Robin Series A Preferred Shares, we are, and in the event of a conversion of the Series D Preferred Shares into common shares of Castor or of a conversion of the Series A Preferred Shares into common shares of Robin we would continue to be, subject to risks affecting Castor and Robin, as applicable, including the risks that Castor and Robin discloses in its respective annual report on Form 20-F and other reports filed with or furnished to the SEC.

Future issuances of common shares or other equity securities, including as a result of an optional conversion of our Series A Preferred Shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings, to the extent available and permitted. Shareholders may experience significant dilution as a result of any such issuances.

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

Further, our Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, into common shares at any time and from time to time from and after the third anniversary of their issue date, which was subsequently extended until March 7, 2027, the fourth anniversary of their issue date, and prior to the seventh anniversary of such date. All 140,000 Series A Preferred Shares, which have an aggregate stated amount of $140,000,000, outstanding as of the date of this Annual Report are beneficially owned by Castor. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the volume weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the Conversion Price be less than $2.50. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. If converted by Castor, Castor will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement.” The issuance of additional common shares upon conversion of the Series A Preferred Shares could result in significant dilution to our shareholders at the time of conversion.

In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, our Equity Incentive Plan (under which a total of 2,000,000 restricted common shares have already been granted but 840,000 remain unvested as of March 25, 2026), our 2025 Equity Incentive Plan (under which a total of 2,400,000 restricted common shares have already been granted which remain unvested as of March 25, 2026), debt prepayments or future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

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

On November 13, 2025, we entered into an at-the-market (“ATM”) offering agreement with Maxim Group LLC (“Maxim”), as sales agent, pursuant to which we may, from time to time, sell our common shares having an aggregate offering value of up to $12.5 million. Sales under the ATM facility, if any, will be made at prevailing market prices at the time of sale, which may be at, above or below the price at which existing shareholders acquired their shares. Unlike a traditional underwritten offering, ATM sales may occur continuously during normal trading hours without prior public announcement, making it difficult for investors to predict the timing, size or price of any such sales. As of December 31, 2025, there were no transactions under the ATM facility; however, the facility remains active and we may utilize it at any time at our sole discretion. The sale of shares under the ATM facility, or the perception that such sales could occur, may cause the market price of our common shares to decline and could impair our ability to raise capital through subsequent equity offerings on terms favorable to us.

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

On the Distribution Date, our Board declared a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement (the “Rights Agreement”) entered into between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Rights Agent”), on such same date. Each Right allows its holder to purchase from Toro one common share (or one one-thousandth of a share of Series C Participating Preferred Shares), for the Exercise Price of $22.00 once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman and Chief Executive Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Shareholder Protection Rights Agreement.”

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

In addition to the Rights above, we have issued 40,000 Series B Preferred Shares, representing 99.3% of the aggregate voting power of our total issued and outstanding share capital, as of March 25, 2026, to an entity controlled by Mr. Panagiotidis. See “—Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, a majority of our outstanding common shares and 100% of our Series B Preferred Shares, has control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Our Chairman and Chief Executive Officer, Petros Panagiotidis, may be deemed to be the ultimate beneficial owner of 18,506,195 common shares representing 64.1% of the 28,852,084 common shares outstanding, as of March 25, 2026 and 40,000 shares of our Series B Preferred Shares outstanding as of the same date. The shares of Series B Preferred Shares each carry 100,000 votes. Together, such shares represent 64.2% of our total outstanding share capital and 99.7% of the aggregate voting power of our total outstanding share capital as of March 25, 2026 and Mr. Panagiotidis therefore has control over our actions. Mr. Panagiotidis also controls Robin as he was the ultimate beneficial owner of 40,000 Series B Preferred Shares, each carrying 100,000 votes of Robin as of March 25, 2026. Mr. Panagiotidis is the Chairman, Chief Executive Officer and Chief Financial Officer of Castor as of March 25, 2026. The interests of Mr. Panagiotidis may be different from your interests.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act  providing for liability for insiders who profit from trades made in a short period of time and requiring greater than 10% holders to file public reports of their stock ownership and trading activities, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

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

In addition, for purposes of the PFIC “asset” test described above, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Castor and Robin).  The application of these rules can be complex and can depend on facts that may change in the future.

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

Loan Facility Agreement to Castor

 On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor which was drawn down on the same date which was fully repaid as of December 31, 2025. For a description of this transaction, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Loan Facility Agreement of $100.0 million to Castor.”

Robin Spin-Off

On February 28, 2025, the independent disinterested directors of Toro approved, based on the recommendation of a special committee of independent disinterested directors of Castor, and authorized, subject to the fulfillment of certain conditions, the proposed spin-off of our Handysize tanker segment to our newly formed wholly-owned subsidiary, Robin Energy Ltd., in order for each of Toro Corp., holding the LPG carrier segment, and Robin, holding the Handysize tanker segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and Robin’s financing and growth opportunities. Separating the LPG carrier and Handysize tanker businesses is intended to enable each of us and Robin to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. In connection with and as part of the Robin Spin-Off, our independent disinterested directors approved, based on the recommendation of the aforementioned special committee, the contribution to Robin of (a) our Handysize tanker-owning subsidiary (owning one Handysize tanker vessel) and an additional subsidiary formerly owning the M/T Wonder Formosa (which was sold pursuant to a memorandum of agreement entered into on September 1, 2023 and delivered to its new owner on November 16, 2023) and (b) $10.4 million in cash as a capital contribution, in exchange for (i) all issued and outstanding shares of Robin common stock, par value $0.001 per share, (ii) 2,000,000 shares of Robin’s 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $25 per share, all of which would be retained by us after the Robin Spin-Off and (iii) the issuance of 40,000 Series B Preferred Shares of Robin, each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but no economic rights, to Pelagos, a company controlled by our and Robin’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per Series B Preferred Share.

On April 14, 2025, we distributed on a pro rata basis all of the common shares of Robin received in connection with the Robin Spin-Off to our holders of common stock of record at the close of business on April 7, 2025. Our common shareholders received one common share of Robin for every eight of our common shares held at the close of business on April 7, 2025. Further information regarding the details of the Robin Spin-Off may be found on Registration Statement No. 001- 42543 on Form 20-F of Robin Energy Ltd., declared effective by the U.S. Securities Exchange Commission (“SEC”) on March 28, 2025. The common shares of Robin have been approved for listing on the Nasdaq Capital Market. The terms of the Robin Spin-Off were negotiated and approved by a special committee of independent disinterested directors. The Robin Spin-Off was intended to operate our and Robin’s business separately, however, through our holding of Robin’s Series A Preferred Shares, we remain exposed to the risks affecting the tanker business of Robin.

Purchase and full redemption of Series E Cumulative Perpetual Convertible Preferred Shares of Castor

On September 29, 2025, we agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash, which was fully redeemed equal to the stated amount of $60.0 million of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions, on October 13, 2025. For a description of these transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Purchase by the Company of 8.75% Series E Cumulative Perpetual Convertible Preferred Shares of Castor.”

Revolving Credit Facility

On March 30, 2026, we entered into a $60.0 million revolving credit facility (the “Facility”) with a leading European Financial Institution, which was partially drawn down for $15.0 million on April 2, 2026. The Facility has a tenor of five years, bears interest at a rate of Term SOFR plus a margin, and will be secured by, among others, a first priority mortgage over four of our vessels. The net proceeds from the Facility are expected to be used for general corporate purposes.

Business

We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing LPG carrier vessels and MR tankers, providing worldwide energy seaborne transportation services. As of the date of this Annual Report, we primarily operate and maintain a fleet of two LPG carrier vessels with an aggregate cargo carrying capacity of 0.01 million dwt and an average fleet age of 10.7 years and a fleet of two MR tankers with an aggregate cargo carrying capacity of 0.1 million dwt and an average fleet age of 8.2 years. As of December 31, 2025, our fleet was comprised of these two LPG carrier vessels and two MR tanker vessels.

Our commercial strategy primarily focuses on deploying our fleet under a mix of time charters and voyage charters and according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools. As of the date of this Annual Report, our two LPG carrier vessels and two MR tanker vessels were employed in period time charters. Such arrangements will be reevaluated by management on a periodic basis.

We intend to expand our fleet in the future and may acquire additional LPG carriers and MR tankers or other vessels, including to replace existing vessels or vessels we have disposed of, diversify our fleet, expand our activities and reduce the average age of our fleet, and potentially, if our Board so determines, acquire vessels in other sectors, based on, in each case, our assessment of market conditions and subject to the conditions set out in the Toro Spin-Off Resolutions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third-parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”

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

Fleet Development and Vessel Capital Expenditures

In the second and third quarters of 2023, we acquired four LPG carriers comprising our newly established LPG carrier segment. Between the second and fourth quarters of 2023, we completed the sales of six of our tanker vessels to third-parties due to attractive purchase terms offered by these buyers. This included one of the two Handysize vessels then comprising our Handysize segment and all six of the seven Aframax/LR2 vessels then comprising our Aframax/LR2 segment. On January 24, 2024, we completed the sale of the M/T Wonder Sirius, the sole remaining Aframax/LR2 tanker comprising our Aframax/LR2 segment. Following the completion of the Robin Spin-Off, the Handysize vessel was contributed to Robin and our fleet was comprised of four LPG carrier vessels. In the third quarter of 2025, we acquired two MR tankers and sold two LPG carriers. For further information on these vessel acquisitions and the financing transaction associated with certain of these vessel acquisitions, see “—B. Business Overview—Our fleet” and Note 6 to our Consolidated Financial Statements included in this Annual Report.

As of the date of this Annual Report, our fleet consisted of two LPG carrier vessels and two MR tanker vessels and all of our vessels are equipped with a ballast water treatment system (“BWTS”). During the years ended December 31, 2023, 2024 and 2025, we made capital expenditures of $0.8 million, $0 and $0, respectively, for the installation of BWTS on our vessels.

B.	Business Overview

During the years ended December 31, 2023, 2024 and 2025 we operated tanker vessels that engaged in the worldwide transportation of crude oil and refined petroleum products using our Aframax/LR2 tankers, which transport crude oil, and MR2/Handysize tankers, which transport refined petroleum products and, from their first acquisition in the second quarter of 2023, we operated 5,000 cbm LPG carriers, which transport liquefied petroleum gas. Following the sale of the M/T Wonder Sirius in January of 2024, we no longer had any Aframax/LR2 vessels and the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations. As a result of the different characteristics of the LPG carriers in relation to the Handysize segment, we determined that, with effect from the second quarter of 2024, we operated in two reportable segments: (i) Handysize tanker segment and (ii) LPG carrier segment. The reportable segments reflect our internal organization and the way our chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of LPG and refined petroleum products differs. Following the Robin Spin-Off of the Handysize tanker vessel and the acquisition of the new MR (MR2 class) tanker vessel, M/T Wonder Altair (built in 2021) on July 11, 2025, the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and the strategic continuity of the segment. In addition, following the acquisition of the MR (MR2 class) tanker vessel, M/T Wonder Maia (built in 2014) on September 29, 2025 and considering the vessels’ eco-design technical characteristics, we reassessed its segments. As a result we operated in three reportable segments: (i) the Eco tanker segment (comprising of M/T Wonder Altair as discussed above), (ii) the Non-Eco tanker segment (comprising of M/T Wonder Maia) and the (iii) LPG carrier segment (comprising of LPG Dream Arrax and LPG Dream Vermax) and, each on a continuing operations basis.

We do not disclose geographic information relating to our segments. When we charter a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 17 to our Consolidated Financial Statements included elsewhere in this Annual Report.

Our Fleet

The following table summarizes key information about our fleet as of the date of this Annual Report:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Carrier Segment
LPG Dream Arrax	4,753	2015	Japan	Time Charter Period (1)	335,000 per month	April 2026	May 2026
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period (2)	$354,500 per month (until March 21, 2026) and $362,000 per month (from March 22, 2026)	March 2027	April 2027
Eco Segment
M/T Wonder Altair	50,303	2021	China	Time Charter Period	20,600 per day	December 2026	March 2027
Non-Eco Segment
M/T Wonder Maia	50,880	2014	South Korea	Time Charter Period	22,800 per day	March 2026	May 2026

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option. The charterer exercised this option, effective from May 14, 2025.

(2)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2025, at $354,500 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterer. On January 23, 2026, it was agreed between us and the charterer that from March 22, 2026 until March 22, 2027 (plus or minus twenty days in charterer’s option), the rate will be increased to $362,000 per month, plus twelve months at the charterer’s option (plus or minus twenty days in charterer’s option). The rate for the optional period will be mutually agreed between us and the charterer.

Chartering of our Fleet

We intend mainly to employ our LPG carrier and MR tanker fleet, which currently comprises four vessels in both fleets, in period time charter contracts, while evaluating the conditions and taking advantage of some spot voyages upon redelivery from period time charters if spot market conditions are favorable. Prior to the Robin Spin-Off, we actively marketed our tanker fleet predominantly in pool arrangements but also by entering into spot voyage market and/or time charter contracts in order to secure optimal employment in the tanker shipping market.

Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for crude oil and oil and LPG-related products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the tanker shipping market. Industry downturns relating to the products that our vessels transport could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ any of our vessels in the spot market under time charter trip contracts, voyage charter contracts and/or pooling arrangements.

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

Management of our Business

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of our vessel sale and purchase transactions, undertaking related shipping projects, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our four vessels to a third-party ship-management company, except for the M/T Wonder Maia  and M/T Wonder Altair, which Castor Ships has directly provided technical management services to since September 29, 2025 and February 8, 2026, respectively. Castor Ships pays, at its own expense, these technical management companies a fee for the services it has subcontracted to them, without burdening us with any additional cost.

In exchange for the above management services, Castor Ships charges and collects (i) following an inflation-based adjustment effective July 1, 2025, a (A) flat quarterly management fee in the amount of $0.85 million for the management and administration of our business and (B) daily fee of $1,100 per vessel for the provision of ship management services under separate Ship Management Agreements entered into by our ship-owning subsidiaries (as defined in Item 7. Major Shareholder and Related Party Transactions), (ii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third party broker(s) involved in the trading of our vessels on all gross income received arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated sale and purchase transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iv) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, European Union and international regulations. We believe that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition and operating results.

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

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. Currently, as three of the four vessels in our current fleet were built prior to 2016, they are not affected by Tier III requirements from an operational perspective.  One of our vessels was built after January 1, 2016 but cannot comply with Tier III requirements due to the date of its construction (keel laid date). Our LPG carrier and tanker vessels are also subject to and currently in compliance with Tier II NOx, which regulates nitrogen dioxide emissions from vessels built on or after January 1, 2011. However, we may acquire additional vessels that are subject to Tier II or Tier III NOx in the future and/or additional trading restrictions could be imposed upon vessels that are currently in compliance with Tier I or II NOx standards, each of which may cause us to incur additional capital expenses and/or other compliance costs.

At MEPC 70 and MEPC 71, the IMO approved the designation of the North Sea and Baltic Sea as NOx Emission Control Areas (ECAs), applicable to ships constructed on or after January 1, 2021. As determined at MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective on March 1, 2018, requiring ships of 5,000 gross tonnage and above to collect and report annual fuel oil consumption data to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO uses this data as a foundational step in its roadmap for reducing greenhouse gas (“GHG”) emissions from ships. The 2023 IMO GHG Strategy aims to reduce the carbon intensity of international shipping, as an average across the sector, by at least 40% by 2030 compared to 2008. In 2025, the IMO advanced this strategy by approving draft amendments to MARPOL Annex VI that introduce a fuel intensity compliance framework starting in 2028. This framework requires ships to calculate and report their annual GHG Fuel Intensity (“GFI”) and meet progressively stricter reduction targets through fuel selection, operational measures, or offset mechanisms. These developments signal a shift from data collection to enforceable decarbonization obligations. Related measures are discussed further below.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships were built 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs for those vessels built after January 1, 2013. Further, MEPC 75 approved draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.

In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions). In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14–17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.

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

In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated E for three consecutive years would have to submit a corrective action plan to show how the required index (D or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed for 2023, with the first rating given in 2024. We are also required to comply with requirements relating to new EU ETS regulations for carbon emissions for voyages of vessels above 5000 GT departing from or arriving to ports in the European Union phased in from the beginning of 2024, with an implementation scheme of 40% of emissions, followed by 70% of emissions in 2025 and ending in 2026 with 100% of the emissions produced by these voyages. As of the date of this Annual Report, the ratings of M/T Wonder Maia and M/T Wonder Altair are A and B, respectively. Our two LPG carrier vessels, LPG Dream Arrax and LPG Dream Vermax, are exempt from rating requirements due to their size.

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

Many countries regulate the discharge of ballast water carried by vessels between jurisdictions to prevent the introduction of invasive and harmful species. In the United States, federal regulations require vessels operating in U.S. waters to implement an approved ballast water management method—such as using a U.S. Coast Guard–approved treatment system, conducting mid-ocean ballast water exchange at least 200 nautical miles offshore, or sourcing ballast water from a U.S. public water system. Vessels must also comply with detailed ballast water reporting requirements. Compliance with ballast water management and reporting requirements may increase operating costs, require capital investment in treatment systems, and limit operational flexibility. Failure to comply could result in fines, penalties, or restrictions on port access. These factors could adversely affect our business, results of operations, cash flows, and financial condition.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, our vessels are ISM Code certified through their respective third-party managers. Castor Ships has obtained the documents of compliance in order to operate the vessels in accordance with the ISM Code and all other international and regional requirements that are applicable to our vessels. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. However, these limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills, including bunker fuel spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We intend to be in compliance with all applicable state regulations in the relevant ports where our vessels call.

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

The EPA and the U.S. Coast Guard (“USCG”) have enacted specific rules relating to ballast water discharges and other discharges incidental to the normal operation of vessels in United States waters. Compliance with these requirements may necessitate the installation of ballast water treatment systems on our vessels, the implementation of port facility disposal arrangements or other operational procedures, potentially at substantial cost, and/or may otherwise restrict certain of our vessels from entering U.S. waters.

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law as Title IX of the Frank LoBiondo Coast Guard Authorization Act of 2018. VIDA establishes a new framework under Clean Water Act (“CWA”) Section 312(p) for the uniform national regulation of discharges incidental to the normal operation of non-military, non-recreational vessels of 79 feet or more in length, and is intended to consolidate and replace the existing patchwork of federal, state and local requirements applicable to such vessel discharges. For ballast water discharges specifically, VIDA also applies to smaller vessels (less than 79 feet) and fishing vessels of all sizes.

VIDA directed the EPA to develop national standards of performance for vessel incidental discharges, and directed the USCG to develop corresponding implementation, compliance and enforcement regulations, including requirements governing the design, construction, testing, approval, installation and use of marine pollution control devices necessary to achieve the EPA’s standards. Under the statute, the EPA was required to promulgate its standards within two years of VIDA’s enactment (i.e., by December 4, 2020); however, the EPA did not meet this deadline. Following litigation by environmental groups and the entry of a consent decree in September 2023, the EPA published its final rule, the Vessel Incidental Discharge National Standards of Performance (“VID-NSP”), in the Federal Register on October 9, 2024 (89 Fed. Reg. 82074). The rule became effective on November 8, 2024.

The USCG is required to promulgate its implementing regulations within two years of the EPA’s publication of the VID-NSP, resulting in a deadline of approximately October 2026. Until the USCG’s regulations are final, effective and enforceable, all existing requirements under the EPA’s 2013 Vessel General Permit (“VGP”) and the USCG’s existing ballast water management regulations under the Nonindigenous Aquatic Nuisance Prevention and Control Act of 1990 (“NANPCA”), as amended by the National Invasive Species Act of 1996 (“NISA”), remain in full force and effect. Once the USCG’s new regulations become final, effective and enforceable, the VGP and related existing federal, state and local vessel discharge requirements will be repealed and superseded.

The 2013 VGP, which remains in effect during this interim period, authorizes discharges incidental to the operations of commercial vessels and imposes, among other requirements, numeric ballast water discharge limits for most vessels to reduce the risk of introduction of aquatic invasive species into U.S. waters, requirements for the use of environmentally acceptable lubricants, and standards for exhaust gas scrubber wash water discharges. The USCG’s existing regulations under NANPCA require mid-ocean ballast water exchange and the installation of USCG type-approved ballast water management systems for vessels equipped with ballast water tanks that are bound for U.S. ports or entering U.S. waters.

During this interim period, non-military, non-recreational vessels of 79 feet or more in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection form, and submission of annual reports. We have submitted NOIs for our vessels where required.

Compliance with the EPA, USCG and applicable state regulations, whether under the current interim requirements or under the forthcoming VIDA regulatory framework, could require the installation of additional or upgraded ballast water treatment equipment on vessels in our fleet that have not already installed compliant systems, or the implementation of other port facility disposal procedures, at potentially significant cost. Any such requirements, or any failure to comply with applicable discharge standards, could result in fines, penalties, vessel detentions or restrictions on certain of our vessels entering U.S. waters, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As of May 1, 2025, the Mediterranean Sea has effectively become an Emission Control Area (ECA) for sulphur oxides (SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (EGCS) ensuring an equivalent SOx emission level. That means that the fuel that will be used in the Mediterranean Sea will become more expensive, which may influence the net revenue of our vessels.

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

In addition, the European Union’s Fuel EU Maritime Regulation 2023/1805, which came into force on January 1, 2025, aims to reduce the carbon intensity of fuels used by ships operating in EU waters. Under this regulation, shipping companies will be required to progressively reduce the carbon intensity of the fuels they use, with specific targets set for different years. By 2030, ships will need to achieve a 40% reduction in carbon intensity compared to 2020 levels, with further reductions by 2040 and 2050. This will impact shipping companies by requiring them to adopt cleaner fuels, invest in new technologies, or implement operational measures to meet the regulations. Compliance may involve additional costs related to fuel procurement, retrofitting vessels, or adopting new carbon-reducing technologies, significantly influencing operational strategies and fuel management practices.

Turkish Emissions Trading System

In July 2025, Türkiye enacted the Climate Act, establishing the legal framework for a national Emissions Trading System (ETS), which is currently in a pilot phase through 2027, with a possible extension to 2028. The system will include monitoring, reporting, and verification (“MRV”) obligations, allowance issuance and surrender, and penalties for non-compliance—reduced by 80% during the pilot period. Sector-specific secondary legislation, including for maritime transport, is expected during this transition. Vessels transiting Turkish waters, including the Istanbul Strait under Montreux Convention rights, may be indirectly subject to ETS-related costs such as emissions-based passage dues once the system is fully operational.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump sought to eliminate elements of the EPA’s plan to cut greenhouse gas emissions and rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration directed the EPA to publish rules suspending, revising or rescinding certain of these regulations. The EPA and/or individual U.S. states could enact additional environmental regulations that would affect our operations, although the Trump administration has indicated it will again seek to eliminate the EPA’s plan to cut greenhouse gas emissions and we cannot predict the effect such regulations or limited regulations will have on our operations.

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

Competition

We operate in markets that are highly competitive, particularly in the MR tanker industry where ownership of MR tanker vessels is highly fragmented. The LPG carrier market is also moderately fragmented in terms of ownership. Although we believe that at the present time no single company has a dominant position in the market in which we operate, that could change and we may face substantial competition for charters from a number of established companies who may have greater resources or experience.

The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as based on customer relationships and our reputation as an owner and operator. In the LPG carrier sector, we may compete with LPG distributors and traders who use their fleets not only to transport their own LPG, but also to transport LPG for third-party charterers in direct competition with independent owners and operators. Demand for LPG carrier and tanker vessels fluctuates in line with the main patterns of trade for the cargoes transported by our vessels and varies according to supply and demand for such products.

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

Seasonality

Based on our historical data and industry trends, we expect demand for our tanker and LPG carrier vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. In particular, the LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Similarly, tanker freight rates tend to perform stronger in the first and fourth quarters of the year, driven by higher demand for oil products in the winter months in the Northern hemisphere, though this seasonal pattern has somewhat weakened in recent years due to an increasing proportion of oil product demand originating from Asia, which is less affected by seasonal consumption patterns. These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the tanker and LPG shipping sector in which we operate could materially affect our operating results and cash flows.

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

The following is a discussion of the financial condition and results of operations of the Company for the year ended December 31, 2024, and December 31, 2025. You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements included in “Item 18. Financial Statements.” Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” Refer to the section captioned “Cautionary Statement Regarding Forward-Looking Statements” for further discussion of such events, risks and uncertainties. All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.

For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “—Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2024 as compared to year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 15, 2025.

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

In the second quarter of 2023, we established our LPG carrier operations through the acquisition of two LPG carrier vessels. Following the completion of the sale of the M/T Wonder Sirius in January 2024, the Company no longer owns any Aframax/LR2 vessels and management determined that the Company operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continuing operations basis. Following the Robin Spin-Off of the Handysize tanker vessel and the acquisition of the new MR (MR2 class) tanker vessel, M/T Wonder Altair (built in 2021) on July 11, 2025, the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and the strategic continuity of the segment. Following the acquisition of the MR (MR2 class) tanker vessel, M/T Wonder Maia (built in 2014) and considering the tanker vessels’ eco-design technical characteristics, the Company reassessed its segments. As a result, management determined that we now operate in three reportable segments: (i) the Eco tanker segment (comprising of M/T Wonder Altair as discussed above), (ii) the Non-Eco tanker segment (comprising of M/T Wonder Maia) and (iii) the LPG carrier segment comprising of LPG Dream Arrax and LPG Dream Vermax), each on a continuing operations basis. The reportable segments comprising Company’s continuing operations reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company.  The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. In addition, the CODM separately reviews discrete financial information for tanker vessels with different eco-design technical characteristics, as these are subject to distinct operational strategies, maintenance profiles and capital allocation decisions. Further, the transport of refined petroleum products (carried by MR tanker vessels) and liquefied petroleum gas (carried by LPG carriers) have different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.

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

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker and LPG shipping industries, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

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

•	The number of charterers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•	The ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to any outstanding debt we may incur as well as our compliance with debt covenants in any such financing arrangements;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto;

•	The level of any distribution on all classes of our shares; and

•	The risks associated with Castor’s and Robin’s respective businesses as a result of our investment in the Series D Preferred Shares of Castor and Series A Preferred Shares of Robin.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in this Annual Report.

Hire Rates and the Cyclical Nature of the Industry

One of the factors that impacts our profitability is the hire and freight rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in rates and, as a result, profitability. The tanker and LPG shipping sectors have been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.

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

Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues on a standalone basis for the year ended December 31, 2025 consisted predominantly of hire earned by our vessels under time charter contracts. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet.”

The year ended December 31, 2025 was among the stronger years for spot MR tanker trades since 2010, although average earnings remained below the exceptionally high levels recorded in 2022 and 2023. Deadweight carrying capacity of the MR tanker fleet increased by approximately 4.3% in 2025, as compared to 1.0% in 2024, while demand in terms of tonne miles for oil products in 2024 is estimated to have grown by 7.0% but is estimated to have declined by 2.2% in 2025. The MR tanker spot charter market experienced noticeable volatility throughout 2025, with rates ranging from a low of $14,845 to a high of $29,556 for clean products.

In comparison to the spot market average, LPG 5,000 cbm rates showed little volatility in 2024 and 2025. In 2024, charter rates ranged from a low of $10,356 per day in January 2024 to a high of $11,178 per day in December 2024 and in 2025 charter rates ranged from a low of $11,178 per day in January 2025 to a high of $11,671 per day in September 2025 after which rates remained roughly the same until year end. There was an increase in time charter rates of around 2.5% in 2024 and a decline of approximately 1.9% in 2025 in the regions from the Red Sea to the Indian, North and South Pacific Oceans. In comparison, time charter rates in the regions from the Mediterranean and Adriatic Seas to the Baltic Sea, North and South Atlantic Oceans increased by around 4.6% in 2024 and further by approximately 6.4% in 2025. In 2024, the deadweight carrying capacity of small LPG carrier vessels is estimated to have declined by approximately 1% year on year, reflecting a slight contraction of the fleet. In 2025, capacity increased marginally by around 0.17%, indicating broadly stable fleet levels with only limited net growth.

Our future gross revenues may be affected by our commercial strategy, including decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements. See Note 15 to our Consolidated Financial Statements included elsewhere in this Annual Report for a breakdown of revenues per category.

Employment and operation of our fleet

A significant factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the LPG carriers’ business and, to the tankers’ business, our customer base is currently concentrated to a small number of charterers. The breadth of our customer base has historically had an impact on the profitability of our business and in the year ended December 31, 2025, 90% of our revenues were earned on time charters entered into with five different charterers. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

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

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”) and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

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

Time Charter Equivalent (“TCE”) revenues. The Time Charter Equivalent revenues (“TCE”) is a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses. The TCE revenues is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP.

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

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

The following tables reconcile our consolidated and per segment Daily TCE Rate and our consolidated EBITDA to the most directly comparable GAAP measures and present operational metrics of the Company on a consolidated basis and per operating segment for the periods presented (amounts in U.S. dollars, except for utilization and days). We entered the Non-Eco tanker segment in the third quarter of 2025 and, accordingly, no comparative financial information exists for the year ended December 31, 2024.

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$22,394,283	$21,081,840
Voyage expenses – including commissions to related party	(1,594,751)	(1,307,290)
TCE revenues	$20,799,532	$19,774,550
Available Days	1,790	1,527
Daily TCE Rate	$11,620	$12,950

Reconciliation of Daily TCE Rate to Total vessel revenues — Eco Tanker Segment

	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$6,768,672	$6,231,397
Voyage expenses – including commissions to related party	(315,055)	(489,741)
TCE revenues	$6,453,617	$5,741,656
Available Days	326	277
Daily TCE Rate	$19,796	$20,728

Reconciliation of Daily TCE Rate to Total vessel revenues — Non-Eco Tanker Segment

Year ended December 31,
2025
Total vessel revenues	$2,047,250
Voyage expenses – including commissions to related party	(127,361)
TCE revenues	$1,919,889
Available Days	93
Daily TCE Rate	$20,644

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment

	Year ended December 31,	Year ended December 31,
	2024	2025
Total vessel revenues	$15,625,611	$12,803,193
Voyage expenses – including commissions to related party	(1,279,696)	(690,188)
TCE revenues	$14,345,915	$12,113,005
Available Days	1,464	1,157
Daily TCE Rate	$9,799	$10,469

Operational Metrics — Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$5,082	$5,629
Ownership Days	1,830	1,613
Available Days	1,790	1,527
Operating Days	1,790	1,525
Fleet Utilization	100%	100%
Daily TCE Rate	$11,620	$12,950
EBITDA	$1,924,499	$6,031,060

Operational Metrics — Eco Tanker Segment

	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$6,312	$6,351
Ownership Days	366	277
Available Days	326	277
Operating Days	326	277
Fleet Utilization	100%	100%
Daily TCE Rate	$19,796	$20,728

Operational Metrics — Non-Eco Tanker Segment

Year ended December 31,
2025
Daily vessel operating expenses	$7,307
Ownership Days	93
Available Days	93
Operating Days	91
Fleet Utilization	98%
Daily TCE Rate	$20,644

Operational Metrics — LPG Carrier Segment

	Year ended December 31,	Year ended December 31,
	2024	2025
Daily vessel operating expenses	$4,775	$5,343
Ownership Days	1,464	1,243
Available Days	1,464	1,157
Operating Days	1,464	1,157
Fleet Utilization	100%	100%
Daily TCE Rate	$9,799	$10,469

Reconciliation of EBITDA to Net income – Consolidated (continuing operations)

	Year ended December 31,	Year ended December 31,
	2024	2025
Net income	$5,511,535	5,613,058
Depreciation and amortization	4,901,246	4,934,655
Interest and finance costs, net(1)	(8,488,282)	(4,516,653)
EBITDA	$1,924,499	$6,031,060

(1)	Includes interest and finance costs and interest income, if any.

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

Year ended December 31, 2025, as compared to the year ended December 31, 2024

	Year ended December 31, 2024	Year ended December 31, 2025	Change – amount
Total vessel revenues	$22,394,283	$21,081,840	$(1,312,443)
Expenses:
Voyage expenses (including commissions to related party)	(1,594,751)	(1,307,290)	287,461
Vessel operating expenses	(9,300,399)	(9,079,838)	220,561
Management fees to related parties	(1,930,810)	(1,807,089)	123,721
Depreciation and amortization	(4,901,246)	(4,934,655)	(33,409)
General and administrative expenses (including costs from related parties)	(10,198,863)	(8,602,749)	1,596,114
Provision for doubtful accounts	(25,369)	—	25,369
Operating loss	$(5,557,155)	$(4,649,781)	907,374
Interest and finance costs, net(1)	8,488,282	4,516,653	(3,971,629)
Foreign exchange (losses)/gains	(21,019)	35,352	56,371
Dividend income from related party	2,645,833	5,651,212	3,005,379
Dividend income on equity securities	4,136	4,623	487
(Loss)/Gain on equity securities	(48,542)	54,999	103,541
Net income and comprehensive income from continuing operations, net of taxes	$5,511,535	$5,613,058	$101,523
Net income and comprehensive income from discontinued operations, net of taxes	$19,695,969	$321,387	$(19,374,582)
Net income and comprehensive income	$25,207,504	$5,934,445	$(19,273,059)

(1)	Includes interest and finance costs, net of interest income (including interest income from related party), if any.

Total Vessel Revenues

Total vessel revenues decreased to $21.1 million in the year ended December 31, 2025, from $22.4 million in the same period in 2024. This decrease of $1.3 million was mainly associated with (A) the decrease in the Available Days of our fleet to 1,527 days in the year ended December 31, 2025, from 1,790 days in the corresponding period in 2024, as a result of the Robin Spin-Off on April 14, 2025 and the sale of LPG Dream Syrax and LPG Dream Terrax on September 3, 2025 and September 29, 2025, respectively, partially offset by the acquisition of M/T Wonder Altair and M/T Wonder Maia on July 11, 2025 and September 29, 2025, respectively, and (B) partially offset by the increase of the Daily TCE Rate to $12,950 in the year ended December 31, 2025, from $11,620 the same period of 2024. The Daily TCE Rate increased to $12,950 in the year ended December 31, 2025, from $11,620 in the same period in 2024, mainly due to the change in the mix of our fleet following the (i) sales of the two LPG carrier vessels and (ii) acquisitions of two MR tanker vessels which generally earn a higher Daily TCE Rate than the LPG carrier vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated”  for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our fleet decreased to $1.3 million in the year ended December 31, 2025, from $1.6 million in the same period in 2024. This decrease of $0.3 million was mainly associated with decreased bunkers consumption costs by $0.5 million in the year ended December 31, 2025, as compared to the same period in 2024, which was partially offset by the increase of brokerage commissions of $0.2 million.

Vessel Operating Expenses

The decrease in vessel operating expenses by $0.2 million, to $9.1 million in the year ended December 31, 2025, from $9.3 million in the same period in 2024, mainly reflects the decrease in the Ownership Days of our fleet to 1,613 days in the year ended December 31, 2025, from 1,830 days in the corresponding period in 2024, partially offset by the increase in the daily vessel operating expenses of the vessels in our fleet to $5,629 in the year ended December 31, 2025, from $5,082 in the same period in 2024, mainly due to the change in the mix of our fleet following the addition of the MR tanker vessels which incur higher daily vessel operating expenses than the LPG carrier vessels due to their size.

Management Fees

Management fees decreased to $1.8 million in the year ended December 31, 2025, from $1.9 million in the same period in 2024, as a result of (i) the decrease in the Ownership Days of our fleet and partially counterbalanced by (ii) higher management fees, which increased from (a) $1,039 per vessel per day to $1,071 per vessel per day effective July 1, 2024, and (b) $1,071 per vessel per day to $1,100 per vessel per day effective July 1, 2025, as a result of adjustments for inflation in accordance with the terms of the Master Management Agreement.

Depreciation and Amortization

Depreciation expenses for our fleet increased to $4.4 million in the year ended December 31, 2025, from $4.3 million in the same period in 2024 as a result of higher depreciation expenses of M/T Wonder Altair and M/T Wonder Maia, offset by the decrease in the Ownership Days of our fleet in the year ended December 31, 2025, as compared to the same period in 2024. Dry-dock amortization charges decreased to $0.5 million in the year ended December 31, 2025, from $0.6 million in the same period in 2024. For the year ended December 31, 2025, the dry-dock amortization charges are related to (i) LPG Dream Terrax (classified as held for sale on September 16, 2025) and LPG Dream Arrax, which completed their scheduled dry-dock in the second quarter of 2025, respectively, (ii) LPG Dream Vermax and LPG Dream Syrax (classified as held for sale on July 10, 2025), which completed their scheduled dry-dock in third quarter of 2025, and (iii) M/T Wonder Mimosa until the Robin Spin-Off on April 14, 2025, which completed its scheduled dry-dock in the third quarter of 2024. For the year ended December 31, 2024, the dry-dock amortization charges are solely related to M/T Wonder Mimosa.

General and Administrative Expenses

General and administrative expenses in the year ended December 31, 2025, amounted to $8.6 million, whereas, in the same period in 2024, general and administrative expenses totaled $10.2 million. This decrease is mainly associated with the stock-based compensation cost for non-vested shares granted under our Equity Incentive Plan and 2025 Equity Incentive Plan amounting to $3.6 million in the year ended December 31, 2025, as compared to $5.3 million to the same period of 2024.

Interest and finance costs, net

Interest and finance costs, net, amounted to $(4.5) million in the year ended December 31, 2025, whereas in the same period in 2024, interest and finance costs, net amounted to $(8.5) million. This variation is mainly due to the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances and interest rates for the year ended December 31, 2025, as compared with the same period of 2024.

Net income from discontinued operations

Net income from discontinued operations decreased by $19.4 million to $0.3 million in the year ended December 31, 2025, as compared to $19.7 million in the same period in 2024. For further details regarding the amounts recorded in respect of discontinued operations in the year ended December 31, 2024 and 2025, please refer to Note 3 to our consolidated financial statements.

Year ended December 31, 2025, as compared to the year ended December 31, 2024 — Eco Tanker Segment

	Year ended December 31, 2024	Year ended December 31, 2025	Change – amount
Total vessel revenues	$6,768,672	$6,231,397	$(537,275)
Expenses:
Voyage expenses (including commissions to related party)	(315,055)	(489,741)	(174,686)
Vessel operating expenses	(2,310,289)	(1,759,149)	551,140
Management fees to related parties	(386,162)	(347,485)	38,677
Depreciation and amortization	(1,168,558)	(1,176,038)	(7,480)
Segment operating income	$2,588,608	$2,458,984	$(129,624)

Total Vessel Revenues

Total vessel revenues for our Eco tanker segment decreased to $6.2 million in the year ended December 31, 2025, from $6.8 million in the same period in 2024. This decrease of $0.6 million was largely driven by the decrease in the Available Days of our Eco vessels in our fleet to 277 days in the year ended December 31, 2025, from 326 days in the corresponding period in 2024, as a result of the Robin Spin-Off on April 14, 2025, partially offset by the acquisition of M/T Wonder Altair on July 11, 2025. The Daily TCE Rate increased to $20,728 in the year ended December 31, 2025, from $19,796 in the same period in 2024, mainly due to the amortization of the below market acquired time charter related to the M/T Wonder Altair acquisition amounting to $1.0 million which is included in total vessel revenues. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “-Daily TCE Rate” and “-Reconciliation of Daily TCE Rate to Total vessel revenues — Eco Tanker Segment” for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses increased to $0.5 million for our Eco tanker segment in the year ended December 31, 2025, from $0.3 million in the same period in 2024, as a result of the increase by $0.1 million of port and other expenses and $0.1 million of brokerage commission costs.

Vessel Operating Expenses

The decrease in operating expenses for our Eco tanker segment by $0.5 million to $1.8 million in the year ended December 31, 2025, from $2.3 million in the corresponding period of 2024, mainly reflects the decrease of the Ownership Days of our Eco tanker fleet to 277 days in the year ended December 31, 2025, from 366 days in the corresponding period in 2024.

Management Fees

Management fees for our Eco tanker segment decreased to $0.3 million in the year ended December 31, 2025, from $0.4 million in the same period in 2024, as a result of the decrease of the Ownership Days of our Eco  tanker fleet, partially offset by the increased management fees following the inflation-based adjustments in management fees discussed in more detail under “—Consolidated Results of Operations—Management Fees”.

Depreciation and Amortization

Depreciation expenses for our Eco tanker segment increased to $0.9 million in the year ended December 31, 2025, from $0.6 million in the same period in 2024, as a result of increased depreciation expenses of M/T Wonder Altair, partially offset by the decrease in the Ownership Days of our Eco tanker fleet. Dry-dock amortization charges in the year ended December 31, 2025, amounted to $0.3 million, related to the amortization of the M/T Wonder Mimosa until the Robin Spin-Off on April 14, 2025, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively. Dry-dock and special survey amortization charges amounted to $0.6 million in the same period in 2024, related to the amortization of the M/T Wonder Mimosa.

Year ended December 31, 2025— Non-Eco Tanker Segment

Year ended December 31, 2025
Total vessel revenues	$2,047,250
Expenses:
Voyage expenses (including commissions to related party)	(127,361)
Vessel operating expenses	(679,547)
Management fees to related parties	(114,400)
Depreciation and amortization	(493,712)
Segment operating income	$632,230

Total Vessel Revenues

Total vessel revenues for our Non-Eco tanker segment amounted to $2.0 million in the year ended December 31, 2025 since the delivery of the vessel M/T Wonder Maia on September 29, 2025. During the year ended December 31, 2025, we owned on average 0.3 Non-Eco tanker vessels that earned a Daily TCE Rate of $20,644. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — Non-Eco Tanker Segment” for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned the vessel, we were engaged in time charter.

Voyage Expenses

Voyage expenses for our Non-Eco tanker segment amounted to $0.1 million in the year ended December 31, 2025, mainly comprised of bunkers’ consumption costs and brokerage commissions.

Vessel Operating Expenses

Operating expenses for our Non-Eco tanker segment amounted to $0.7 million in the year ended December 31, 2025, and mainly comprised crew costs and spares, repairs and maintenance costs.

Management Fees

Management fees for our Non-Eco tanker segment amounted to $0.1 million in the year ended December 31, 2025.

Depreciation and Amortization

Depreciation expenses amounted to $0.5 million in the year ended December 31, 2025, and exclusively relate to depreciation for the period during which we owned the vessel.

Year ended December 31, 2025, as compared to the year ended December 31, 2024 — LPG Carrier Segment

	Year ended December 31, 2024	Year ended December 31, 2025	Change – amount
Total vessel revenues	$15,625,611	$12,803,193	$(2,822,418)
Expenses:
Voyage expenses (including commissions to related party)	(1,279,696)	(690,188)	589,508
Vessel operating expenses	(6,990,110)	(6,641,142)	348,968
Management fees to related parties	(1,544,648)	(1,345,204)	199,444
Depreciation and amortization	(3,732,688)	(3,264,905)	467,783
Provision for doubtful accounts	(25,369)	—	25,369
Segment operating income	$2,053,100	$861,754	$(1,191,346)

Total Vessel Revenues

Total vessel revenues for our LPG carrier segment amounted to $12.8 million in the year ended December 31, 2025, as compared to $15.6 million in the same period in 2024. This decrease of $2.8 million is mainly due to the decrease in the Available Days of our LPG carrier vessels in our fleet to 1,157 days in the year ended December 31, 2025, from 1,464 days in the corresponding period in 2024, as the result of the sale of the (i) LPG Dream Syrax on September 3, 2025, and (ii) LPG Dream Terrax on September 29, 2025. During the year ended December 31, 2025, our LPG Carrier fleet earned on average a Daily TCE Rate of $10,469, compared to an average Daily TCE Rate of $9,799 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment” for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the year ended December 31, 2024, our LPG carriers were engaged in voyage and time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.7 million and $1.3 million, respectively, in the year ended December 31, 2025 and the same period of 2024. This decrease of $0.6 million is mainly associated with a $0.5 million decrease in bunkers consumption costs in the year ended December 31, 2025 compared to the same period in 2024.

Vessel Operating Expenses

The $0.3 million decrease in vessel operating expenses for our LPG carrier segment, to $6.6 million in the year ended December 31, 2025, from $6.9 million in 2024, mainly reflects the decrease in the Ownership Days of our LPG carrier vessels to 1,243 days in the year ended December 31, 2025, from 1,464 days in the same period in 2024.

Management Fees

The decrease in management fees by $0.2 million to $1.3 million in the year ended December 31, 2025, from $1.5 million in the same period in 2024, mainly reflects the decrease in the Ownership Days of our LPG carrier fleet, partially offset by the increase in management fees due to the inflation-based adjustments discussed in more detail under “—Consolidated Results of Operations—Management Fees.”

Depreciation and Amortization

Depreciation expenses for our LPG carrier segment decreased to $3.0 million in the year ended December 31, 2025, from $3.7 million in the same period in 2024, as a result of the decrease in the Ownership Days of our LPG carrier vessels. Dry-dock amortization charges in the year ended December 31, 2025, which amounted to $0.2 million, related to (i) LPG Dream Terrax (classified as held for sale on September 16, 2025) and LPG Dream Arrax, which completed their scheduled dry-dock in the second quarter of 2025, respectively and (ii) LPG Dream Vermax and LPG Dream Syrax (classified as held for sale on July 10, 2025), which completed their scheduled dry-dock in third quarter of 2025. There were no dry-dock and special survey amortization charges in the year ended December 31, 2024.

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

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, borrowings from debt transactions and proceeds from equity offerings, to the extent available and permitted. Our liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels, financing new projects, investment in equity and debt securities and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On December 11, 2024, we entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) (refer to Note 4 to our consolidated financial statements). During the year ended December 31, 2025, the Term Loan was fully repaid.

On September 29, 2025, we agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash. The distribution rate of the Series E Preferred Shares was 8.75%, paid quarterly, and they were convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. On October 13, 2025, we and Castor agreed to the full redemption of the Series E Preferred Shares, for a cash consideration equal to the stated amount of $60.0 million of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

For the year ended December 31, 2025, our principal sources of funds were cash from operations, the full repayment to us of the Term Loan, the full redemption of Series E Preferred Shares and the proceeds from the sale of the LPG Dream Syrax and LPG Dream Terrax.

As of December 31, 2025, and December 31, 2024, we had cash and cash equivalents of $87.4 million and $37.2 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of December 31, 2025 and December 31, 2024, we had a working capital surplus of $54.4 million and $50.6 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from December 31, 2025, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

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

As of December 31, 2025, we had no outstanding indebtedness. On March 30, 2026, our four wholly owning subsidiaries, Starfire Shipping Co., Nightwing Shipping Co., Quicksilver Shipping Co. and Mantis Shipping Co., entered into a $60.0 million revolving credit facility with Hamburg Commercial Bank AG. The facility was partially drawn down for $15.0 million on April 2, 2026. This facility has a term of five years from the first drawdown date, bears interest at Term SOFR plus a margin per annum and is repayable in twenty (20) consecutive quarterly installments (installments 1 to 19 in the amount of $1,420,000, and a balloon installment in the amount of $33,020,000 payable at maturity).

The above facility is secured by a first preferred mortgage over the vessels owned by the borrowers and is guaranteed by Toro. Pursuant to the terms of this facility, the Company is also subject to certain negative covenants customary for this type of facility and a certain minimum liquidity restriction requiring the borrowers to maintain a certain cash collateral deposit in an account held by the lender.

Capital Expenditures

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies). We currently finance our capital expenditures using cash from operations and expect to continue to do so in the future, though in the future, we may also utilize, subject to market conditions, debt financing and, to the extent available and permitted, equity issuances as a source of funding. As of December 31, 2025 and as of the date of this Annual Report, we did not have any commitments for capital expenditures related to vessel acquisitions.

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

On November 6, 2023, our Board approved a share repurchase program (the “Repurchase Program”), authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Under the terms of the program, shares could be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depends upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. Such authorization did not obligate the Company to acquire any specific number of common shares. During the year ended December 31, 2023, the Company repurchased under the Repurchase Program 222,600 common shares in open market transactions at an average price of $4.69 per share, for aggregate consideration of approximately $1.0 million. On December 27, 2023, 179,251 repurchased common shares were cancelled and were removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital. During the three months ended March 31, 2024, the Company repurchased under the Repurchase Program an additional 644,556 shares of common stock in open market transactions at an average price of $5.77 per share, for an aggregate consideration of $3.7 million, which were cancelled and removed from the Company’s share capital. This brought the total number of shares repurchased under the program to 867,156 common shares at an average price of $5.50 per share. The Repurchase Program was terminated on March 31, 2024, in accordance with its terms.

On July 10, 2025, we commenced a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer expired at the end of the day, on August 7, 2025. The board of directors determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price. Based on the final count by the depositary for the tender offer, 20,344 shares were properly tendered and not properly withdrawn prior to expiration of the tender offer. The Company accepted all of these shares for purchase in accordance with the terms of the tender offer at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of $0.3 million including fees relating to the tender offer.

On September 26, 2025, as the Company had no remaining restricted shares available for awards under the Equity Incentive Plan, the Company’s board of directors adopted the new Toro Corp. Equity Incentive Plan (“2025 Equity Incentive Plan”), under which the Company’s Board of Directors may make awards of cash or restricted shares, share options or other share-based awards with respect to up to 3,000,000 of the Company’s common shares to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates. On November 6, 2025, a total of 2,400,000 restricted common shares were granted under the 2025 Equity Incentive Plan to directors, officers and non-employees. The fair value of each restricted share was $3.44, based on the latest closing price of our common shares on the grant date. Non-vested restricted common shares granted under the 2025 Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited. See also “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On November 13, 2025, we entered into an ATM offering agreement with Maxim. Under the terms of the ATM offering agreement, we may, from time to time, sell our common shares having an aggregate offering value of up to $12.5 million through Maxim, as sales agent. We will determine, at our sole discretion, the timing and number of shares to be sold under the ATM facility. As of December 31, 2025, there were no transactions under the ATM.

On December 5, 2025, the Company's Board of Directors declared a one-time, special dividend of $1.75 per common share, consisting of either cash or the Company’s common shares. The dividend was paid on January 16, 2026 to the Company’s shareholders of record at the close of business on December 16, 2025. For the results of shareholder elections and the payment of special dividend, please refer to Note 19(a) to our consolidated financial statements.

As of December 31, 2025 and March 25, 2026, Toro had 21,473,509 common shares and 28,852,084 common shares, respectively, issued and outstanding, in each case including 4,400,000 restricted common shares issued pursuant to the Equity Incentive Plan and 2025 Equity Incentive Plan.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the year ended December 31, 2025 and the year ended December 31, 2024:

	For the year ended	For the year ended
	December 31, 2024	December 31, 2025
Net cash provided by/(used in) operating activities from continuing operations	$10,779,907	$(6,342,733)
Net cash (used in)/provided by investing activities from continuing operations	$(155,053,733)	$67,786,489
Net cash used in financing activities from continuing operations	$(5,128,008)	$(11,313,831)
Net cash provided by operating activities from discontinued operations	$3,783,409	$94,655
Net cash provided by investing activities from discontinued operations	$32,488,070	$—
Net cash used in financing activities from discontinued operations	$(5,257,200)	$—
Cash, cash equivalents and restricted cash at beginning of period	$155,585,401	$37,197,846
Cash, cash equivalents and restricted cash at end of period from continuing and discontinued operations	$37,197,846	$87,422,426

Operating Activities (from continuing operations): Net cash used in operating activities amounted to $6.3 million for the year ended December 31, 2025, mainly consisting of net income of $5.6 million, non-cash adjustments related to depreciation and amortization of $4.9 million, a payment of dry-dock costs of $3.5 million, stock compensation cost of $3.6 million and a net decrease of $15.9 million in working capital which was mainly derived from an increase in due from related parties by $15.3 million. Net cash provided by operating activities amounted to $10.8 million for the year ended December 31, 2024, mainly consisting of net income of $5.5 million, non-cash adjustments related to depreciation and amortization of $4.9 million, a payment of dry-dock costs of $1.5 million, stock compensation cost of $5.3 million and a net decrease of $3.4 million in working capital which mainly derived from (i) a decrease in accounts receivable by $0.9 million and (ii) an increase in due from related parties by $5.5 million. The $17.1 million decrease in net cash of operating activities in the year ended December 31, 2025, as compared with the same period of 2024, reflects mainly the (i) the increase in due from related parties as a result of the Robin Spin-Off and (ii) the decrease of interest income for the year ended December 31, 2025 on our available cash that we earned from our time and cash deposits due to lower cash balances compared to the same period of 2024.

Investing Activities (from continuing operations): Net cash provided by investing activities in the year ended December 31, 2025 amounted to $67.8 million and mainly reflects the proceeds from repayment of the $100.0 million plus $0.4 million of interest related to the senior term loan facility to Castor and the proceeds from the sales of LPG Dream Syrax and LPG Dream Terrax amounting to $38.0 million, partially offset by the acquisition of M/T Wonder Altair and M/T Wonder Maia amounting to $66.8 million, the purchase of equity securities of $1.0 million and the purchase of debt securities amounting to $2.9 million.  Net cash used in investing activities in the year ended December 31, 2024 amounted to $155.1 million and mainly reflects (i) the $100.0 million senior term loan facility to Castor, (ii) the purchase of an additional 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for an aggregate purchase price of $50.0 million, (iii) payments of initial vessel and ballast water treatment system (“BWTS”) installation expenses amounting to $0.1 million and  (iv) the purchase of equity securities amounting to $5.2 million, partially offset by $0.2 million of proceeds from the sale of equity securities.

Financing Activities (from continuing operations): Net cash used in financing activities during the year ended December 31, 2025 amounted to $11.3 million and mainly relates to (i) the capital contribution of $10.4 million made to Robin in connection to the Robin Spin-Off, (ii) payment for repurchase of common shares under the tender offer amounting to $0.3 million and (iii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2024 to October 14, 2025 amounting to $1.4 million, partially offset by cash reimbursement of $0.8 million from Robin relating to the Robin Spin-Off expenses incurred by us on Robin’s behalf during 2024 and up to the completion of the Robin Spin-Off. Net cash used in financing activities during the year ended December 31, 2024 amounted to $5.1 million and relates to (i) payment for repurchase of common shares under the  Repurchase Program amounting to $3.7 million and (ii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2023 to October 14, 2024 amounting to $1.4 million.

In the year ended, 2025 and 2024, the parent company (continuing operations) received the amounts of $0 and $64.6 million, respectively, representing return of capital and dividend from discontinued operations, which are eliminated upon consolidation. Also, in year ended December 31, 2025, the treasury manager of the parent company (continuing operations) returned to the discontinued operations the amount of $0, and in the year ended December 31, 2024, the treasury manager of the parent company (continuing operations) returned to the discontinued operations the amount of $29.7 million, which are eliminated in consolidation.

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

Furthermore, the Company’s business could be adversely affected by the risks related to the conflict in Ukraine and the severe worsening of Russia’s relations with Western economies that has created significant uncertainty in global markets, including increased volatility in the prices of certain of products which our vessels transport and shifts in the trading patterns for such products which may continue into the future, and the imposition of tariffs and other restrictions to trade. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. The instability in Venezuela and the outbreak of war in Iran, including restrictions on transit of ships through the Strait of Hormuz, has and may continue to disrupt the supply of energy products including oil, and shipping of refined petroleum products and LPG.  These circumstances have initially led to an increase in the price of oil, and led to an increase in the length of LPG and oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. These factors resulted in fleet inefficiencies and support for LPG and tanker charter rates, which may not continue. Refer to “Item 3. Key Information—D. Risk Factors—Geopolitical conditions, such as political instability or conflict, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business” for further details.

We are currently unable to predict with reasonable certainty the potential effects of the ongoing conflict in Ukraine or the Middle East, including due to the attacks on vessels described above, on our future business, financial condition, cash flows or operating results and these events, including the easing of trade patterns and fleet inefficiencies resulting from such events, could have a material adverse effect on any of the foregoing.

Furthermore, during 2024 and 2025 a number of economies worldwide experienced a slowdown in the rate of economic growth and some continued to observe inflationary pressures. For further information see “Item 3. Key Information—D. Risk Factors—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” In particular, inflation has proven stickier in parts of the global economy and above the inflation targets as set by the central banks in the United States of America, United Kingdom and the Eurozone. Inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for products we carry, and cause a reduction in trade. As a result, the volumes of products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical, including for the reasons discussed under the headings “—Charter rates for our vessels are volatile and cyclical in nature. A decrease in charter rates may adversely affect our business, financial condition and operating results” and “—Charter rates for LPG carriers and MR tankers are volatile and cyclical in nature. A decrease in LPG carrier and MR tanker charter rates may adversely affect our business, financial condition and operating results” in “Item 3. Key Information—D. Risk Factors”.

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

We perform undiscounted cash flow tests, when necessary, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

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

As of December 31, 2024 and December 31, 2025, the charter-free market value of all our vessels exceeded their carrying value. Thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels. Therefore, for the years ended December 31, 2024 and 2025, this is not considered a critical accounting estimate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors. Our Board is divided into three classes of directors (Class A, Class B and Class C). Our Class C, Class A and Class B directors’ current terms expire at the annual meeting of shareholders to be held in 2026, 2027 and 2028, respectively. Following the expiration of our directors’  terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office until the third succeeding annual general meeting from their election and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Concurrent with the Distribution, we appointed Petros Zavakopoulos as Class A director, Angelos Rounick Platanias as Class B director and Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officer listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Name	Age	Position
Petros Panagiotidis	36	Chairman, Chief Executive Officer and Class C Director
Angelos Rounick Platanias	36	Secretary and Class B Director
Petros Zavakopoulos	34	Class A Director
Theologos Pagiaslis	40	Chief Financial Officer

Certain biographical information with respect to each of our directors and members of senior management listed above is set forth below.

Petros Panagiotidis, Chairman, Chief Executive Officer and Class C Director

Petros Panagiotidis is the founder of the Company. He has been serving as the Chairman of our Board and Chief Executive Officer since we became an independent, publicly listed company in March 2023.  With his expertise in shipping and extensive experience in capital markets he navigates our strategic path and overall management, driving operational excellence and ensuring sustainable growth. Additionally, Mr. Panagiotidis holds the positions of Chairman and Chief Executive Officer of Castor Maritime, a Nasdaq-listed company he founded in 2017. He also holds the same positions at Robin Energy Ltd., another Nasdaq-listed company, since April 14, 2025. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s degree in Management and Systems from New York University. In 2023, Mr. Panagiotidis received the Lloyd’s List Next Generation Shipping Award in recognition for his achievements within the maritime sector.

Angelos Rounick Platanias, Secretary and Class B Director

Angelos Rounick Platanias has been a non-executive member and Secretary of our Board since we became an independent, publicly listed company in March 2023 and serves as a member of the Company’s Audit Committee.  Mr. Rounick Platanias has also served on the board of directors of Castor Maritime Inc. since February 2025. Mr. Rounick Platanias is currently employed as Senior Director of Development at NextEra Energy Resources, a diversified clean energy company with an emphasis on power generation and a major producer of wind and solar energy globally and has gained experience across various energy sectors, including oil and gas and power. Prior to his current role, Mr. Rounick Platanias was employed by McKinsey & Co. as a strategy and operations consultant with a focus on clients in global energy markets. He holds a Master’s degree in Energy Trade and Finance, from the Costas Grammenos Center for Shipping Trade and Finance at London’s Bayes Business School, as well as a Bachelor’s degree in Robotics Engineering from Worcester Polytechnic Institute.

Petros Zavakopoulos, Class A Director

Petros Zavakopoulos has been a non-executive member of our Board since we became an independent, publicly listed company in March 2023 and serves as Chairman of the Company’s Audit Committee. Mr. Zavakopoulos is the Chairman and Managing Director of Cosmomed S.A., a leading distributor of medical devices in Southeast Europe. He also serves as a member of the boards of directors of F. Bosch International Limited and Leoussis S.A., companies operating in the healthcare sector. Previously, he was based in Florida, USA where he worked at Sempermed USA, Inc., a globally integrated manufacturer of medical devices. Mr. Zavakopoulos holds a Bachelor’s degree in Economics from the University of Amsterdam.

Theologos Pagiaslis, Chief Financial Officer

Mr. Pagiaslis has been our Chief Financial Officer since May 15, 2025. He also holds the same position at Robin Energy Ltd., another Nasdaq-listed company, since April 14, 2025. He brings over 15 years of experience in investment banking, capital markets and corporate strategy. Prior to joining Toro, Mr. Pagiaslis served as an Investment Banking Director at Citigroup in London, where he led origination, capital structuring and advisory efforts for financial institutions and corporates. He has worked on numerous high-profile capital markets and strategic advisory transactions, helping issuers across Europe, Middle East and Africa. Earlier in his career, Mr. Pagiaslis worked at the London Stock Exchange Group where he contributed to corporate strategy development and capital markets pricing. He holds a Bachelor of Engineering from the University of Warwick and a Master’s Degree from the London School of Economics and Political Science.

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

Equity Incentive Plans

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

On May 31, 2024, 760,000 restricted common shares were further granted under the Equity Incentive Plan to our Chairman and Chief Executive Officer, Petros Panagiotidis. The fair value of each restricted share was $4.52, based on the latest closing price of our common shares on the grant date.

On September 26, 2025, as the Company had no remaining restricted shares available for awards under the Equity Incentive Plan, the Board adopted the new Toro Corp. Equity Incentive Plan (“2025 Equity Incentive Plan”), under which the Board may make awards of cash or restricted shares, share options or other share-based awards with respect to up to 3,000,000 of our common shares to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

On November 6, 2025, a total of 2,400,000 restricted common shares had been granted under the 2025 Equity Incentive Plan to directors, officers and non–employees, 2,340,000 restricted common shares of which were awarded to our Chairman and Chief Executive Officer, Petros Panagiotidis, pursuant to the 2025 Equity Incentive Plan and the Restricted Stock Award Agreement, dated as of November 6, 2025, between us and Mr. Panagiotidis (the “2025 Restricted Stock Award Agreement”). The remaining 60,000 restricted common shares were awarded to directors, officers and non–employees. The restricted common shares granted to Mr. Panagiotidis under the 2025 Restricted Stock Award Agreement are not subject to any performance conditions and will vest in full and their applicable restrictions shall lapse immediately upon (i) Mr. Panagiotidis’ death or Disability or (ii) a Change of Control, in each case as defined in the Equity Incentive Plan. The fair value of each restricted share was $3.44, based on the closing price of our common shares on the grant date. Non-vested restricted common shares granted under the 2025 Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited.

As of the date of this Annual Report, 1,160,000 shares have vested from the Equity Incentive Plan and 2025 Equity Incentive Plan, of which 1,060,000 shares have vested to Mr. Panagiotidis on September 28, 2024, May 31, 2025 and September 28, 2025. Under the Restricted Stock Award Agreement, 250,000 restricted common shares will vest on May 31, 2026;  300,000 restricted common shares will vest on September 28, 2026; and the remaining 250,000 restricted common shares will vest on May 31, 2027, unless the conditions for vesting set forth in the Restricted Stock Award Agreement are not met prior to each respective vesting date. Under the 2025 Restricted Stock Award Agreement, 780,000 restricted common shares will vest on November 6, 2026;  780,000 restricted common shares will vest on November 6, 2027; and the remaining 780,000 restricted common shares will vest on November 6, 2028, unless the conditions for vesting set forth in the 2025 Restricted Stock Award Agreement are not met prior to each respective vesting date. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 13 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

Our audit committee comprises our independent directors, Angelos Rounick Platanias and Petros Zavakopoulos. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the Nasdaq Rules. Our Board has determined that Mr. Zavakopoulos is an “Audit Committee Financial Expert” under the SEC’s rules and the corporate governance rules of the Nasdaq Capital Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems.

Officers are appointed from time to time by our Board and hold office until a successor is appointed.

D.	Employees

We have no employees. Our vessels are commercially and technically managed by Castor Ships, which subcontracts the technical management of some vessels. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management, Commercial and Administrative Services.”

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

The percentage of beneficial ownership and the following discussion is based on 28,852,084 common shares outstanding, as of March 25, 2026.

Name of Beneficial Owner	No. of Common Shares	Percentage
5% Beneficial Owners
Pani Corp. (1)	18,506,195	64.1%
Executive Officers and Directors
Petros Zavakopoulos	*	*
Angelos Rounick Platanias	*	*
Theologos Pagiaslis	—	—
All executive officers and directors as a group(2)	*	*

* Less than 1%.

(1)
Pani Corp. is a corporation organized under the laws of the Republic of Liberia. Pani is controlled by our Chairman and Chief Executive Officer, Petros Panagiotidis. The 18,506,195 common shares represent 64.1% of common shares outstanding, as of March 25, 2026. Mr. Panagiotidis also beneficially owns through Pelagos 40,000 of our Series B Preferred Shares, representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares. For further information regarding the Series B Preferred Shares, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association.” Mr. Panagiotidis therefore beneficially owns 64.2% of our total outstanding share capital and controls 99.7% of the aggregate voting power of our total issued and outstanding share capital.

(2)	Excluding Petros Panagiotidis, none of the directors and executive officers individually, nor taken as a group, hold more than 1% of the outstanding common shares.

All of our common shareholders are entitled to one vote for each common share held. As of March 25, 2026, there were twelve holders of record of Toro’s common shares, eight of which have a U.S. mailing address. One of these holders is Cede & Co., a nominee company for The Depository Trust Company, which held approximately 88.6% of Toro’s outstanding common shares, as of the same date. The beneficial owners of the common shares held by Cede & Co. may include persons who reside outside the United States.

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

Management, Commercial and Administrative Services

Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman and Chief Executive Officer, under the terms of the Master Management Agreement entered into between Toro, Toro’s ship-owning subsidiaries and Castor Ships effective April 26, 2023. Prior to our separation from Castor, the vessels owned by the Toro Subsidiaries were commercially and technically managed by Castor Ships pursuant to the Castor Master Management Agreement, which was in substantially the same form as the Master Management Agreement described herein. The following is a summary of the Master Management Agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this Annual Report. Refer to Note 4 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

As per the Master Management Agreement, in exchange for these services, until June 30, 2025, Castor Ships charged and collected (i) a flat quarterly management fee for the management and administration of our business (the “Flat Management Fee”), (ii) a daily fee per vessel for the provision of ship management services under the Ship Management Agreements (the “Ship Management Fee”), (iii) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels, on all gross income received by our ship-owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, and (iv) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of our vessels on all gross income received by our ship-owning subsidiaries arising out of or in connection with the operation of our vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of our vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt), or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by us including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.  Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to our vessels.

Under the terms of the Master Management Agreement, the Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year.  As a result of the inflation adjustments, (i) effective July 1, 2023, the daily Ship Management Fee increased from $975 per vessel to $1,039 per vessel day and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million, (ii) effective July 1, 2024, the daily Ship Management Fee increased from $1,039 per vessel to $1,071 per vessel and the quarterly Flat Management Fee increased from $0.8 million to $0.82 million, and (iii) effective July 1, 2025, the daily Ship Management Fee increased from $1,071 per vessel to $1,100 per vessel and the quarterly Flat Management Fee increased from $0.82 million to $0.85 million.

The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by us or is terminated by Castor Ships due to a material breach of its provisions by us or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements.

Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the third-party management companies a fee for such services, without burdening us with any additional cost. As of the date of this Annual Report, Castor Ships has subcontracted the technical management of all of our vessels to a third-party ship-management company, except for the M/T Wonder Maia and M/T Wonder Altair, which Castor Ships has directly provided technical management services to since September 29, 2025 (date of acquisition) and February 8, 2026, respectively.

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

The terms of the Robin Spin-Off do not preclude us from pursuing opportunities outside of the LPG carrier shipping business, if in the future our Board determines to do so, and do not preclude Robin from pursuing opportunities outside of its declared business focus area, including in the LPG carrier shipping business as Robin did in 2025, if in the future Robin’s board determines to do so.

Notwithstanding the foregoing, focusing our operations on LPG carrier shipping may reduce the scope of opportunities we may exploit. We have since re-entered the product tanker sector.

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

Mr. Panagiotidis will continue to devote such portion of his business time and attention to our business as is appropriate and will also continue to devote substantial time to Castor’s business, Robin’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board, Castor’s board and Robin’s board have each resolved to accept this arrangement.

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

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Castor and its subsidiaries, on the other hand, terminated as of March 7, 2023. None of these arrangements and commitments is deemed material to the Company. In particular, our vessel-owning subsidiaries ceased to be parties to the Castor Master Management Agreement and entered into the Master Management Agreement with Toro and Castor Ships described above. Our vessel-owning subsidiaries ceased to be party to certain custodial and Cash Pooling Deeds entered into individually by each of such subsidiaries and Castor Maritime SCR Corp. and entered into substantively similar cash management and custodial arrangements with our wholly-owned treasury subsidiary, Toro RBX Corp. Under the Contribution and Spin-Off Distribution Agreement, we also agreed to reimburse Castor for transaction expenses incurred in connection with our separation from Castor, such as adviser and filing fees. Following the Spin-Off, we reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2023, there were no outstanding expenses to be reimbursed by us under the Contribution and Spin-Off Distribution Agreement.

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

Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Robin and its subsidiaries upon completion of the Spin-Off, on the other hand, was terminated as of April 14, 2025. None of these arrangements and commitments is deemed material to us. Further, based on the recommendation of a special committee comprised of independent, disinterested directors, Robin’s vessel-owning subsidiaries  ceased to be parties to the Master Management Agreement among us and Castor Ships that is currently in effect and entered into a master management agreement with Robin and Castor Ships, with substantial similar terms to the Master Management Agreement described above. The Handysize tanker vessel-owning subsidiaries contributed to Robin ceased to be party to certain custodial and cash pooling deeds entered into individually by each of the such subsidiaries and Toro RBX Corp. and entered into substantively similar cash management and custodial arrangements with Robin’s wholly-owned treasury subsidiary, ROBIN GMD Corp. Under the Robin Contribution and Spin-Off Distribution Agreement, Robin also agreed to reimburse us for transaction expenses incurred in connection with its separation from us, such as advisor and filing fees.

Purchase of Common Shares by Pani

The following description of the Subscription Agreement (as defined herein) does not purport to be complete and is subject to, and qualified in its entirety by reference to the Subscription Agreement, which is included as an exhibit to this Annual Report and incorporated by reference herein.

On April 17, 2023, Toro entered into a subscription agreement (the “Subscription Agreement”) with Pani, a company controlled by our Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares at a purchase price of $2.29 per share for gross proceeds of $19,465,000, less issuance costs of $817,764. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As of March 25, 2026, our Chairman and Chief Executive Officer beneficially owns through Pani 64.1% of our outstanding common shares, and controls 99.7% of the aggregate voting power of our total issued and outstanding share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for further details.

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

Dividends to Castor on the Series A Preferred Shares

As discussed under “Item 4. Information on the Company—A. History and Development of the Company—Spin-Off from Castor”, which discussion is incorporated by reference herein, in connection with the Spin-Off, Toro issued 140,000 Series A Preferred Shares to Castor on March 7, 2023. As of December 31, 2025, we have paid Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 15, 2024 to October 14, 2025 and the accrued amount for the period from October 15, 2025 to December 31, 2025 (included in the dividend period ended January 14, 2025) amounted to $299,444. As of December 31, 2024, we have paid Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 14, 2023 to October 14, 2024 and the accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $338,332. Refer to “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series A Preferred Shares” for further information regarding the terms of the Series A Preferred Shares.

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

The Castor Series D Preferred Shares are convertible, in whole or in part, at our option into common shares of Castor from the first anniversary of the issue date of the Castor Series D Preferred Shares at the lower of (i) $7.00 per common share, which was adjusted from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split, and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares. The minimum conversion price is $0.30 per common share of Castor.

On December 12, 2024, Toro agreed to purchase for an aggregate consideration of $50,000,000 in cash, an additional 50,000 of Castor Series D Preferred Shares. The Company owns all 100,000 outstanding Castor Series D Preferred Shares.

In connection with the transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2027 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares is 30,000 shares or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

On December 23, 2025, Toro and Castor agreed to amend the terms of Castor Series D Preferred Shares and Series A Preferred Shares, in each case to extend the initial conversion date by one-year, which shall be to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Series A Preferred Shares.

These transactions and their terms were approved by the board of directors of each of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors.

Grant of Restricted Common Shares to our Chairman and Chief Executive Officer

On September 6, 2023, our Board adopted the Equity Incentive Plan, permitting the grant of up to 2,000,000 common shares to eligible participants. On September 26, 2025, our Board adopted the 2025 Equity Incentive Plan, permitting the grant of up to 3,000,000 common shares to eligible participants. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Equity Transactions” and “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of the Equity Incentive Plan. See also Note 13 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Purchase by the Company of 8.75% Series E Cumulative Perpetual Convertible Preferred Shares of Castor

On September 29, 2025, the Company agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. Castor may at its option redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

On October 13, 2025, the Company and Castor agreed to the full redemption of the Series E Preferred Shares, for a cash consideration equal to the stated amount of $60.0 million of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors.

Loan Facility Agreement of $100.0 million to Castor

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is receivable in (a) twenty (20) consecutive quarterly installments (each of $2,500,000, commencing on March 11, 2025) and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan was secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. The value of these vessels was approximately $235.0 million based on third-party valuations at the time of the drawdown by Castor. Pursuant to the terms of this facility, Castor was also subject to certain negative covenants customary for facilities of this type, which were waivable in Toro’s sole discretion.

During the year ended December 31, 2025, the Term Loan was fully repaid. As result there is no balance as of December 31, 2025. During the year ended December 31, 2025, the interest income under the Term Loan amounted to $1,771,836.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors.

Vessel Disposals

On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.

On September 16, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.

The terms of the transactions were approved by the board of directors of Toro and Robin at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.

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

Further, non-vested restricted common shares granted under the Equity Incentive Plan and 2025 Equity Incentive Plan are entitled to receive dividends, which are not refundable even if such shares are forfeited.

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

Special Dividend

On December 5, 2025, the Board declared a one-time, special dividend of $1.75 per common share, consisting of either cash or our common shares. The dividend was payable to the Company’s shareholders of record at the close of business on December 16, 2025, and was paid on January 16, 2026. Please see the section entitled “Item 8. Financial Information—B. Significant Changes” for additional information relating to results of shareholder elections and the payment of the special dividend.

B.	Significant Changes

On January 16, 2026, and based on shareholder elections, the special dividend was paid in the form of approximately $9.3 million in cash and 7,378,575 new common shares of our common stock. The number of common shares included for the common share dividend election was calculated based on the 20-day volume weighted average of the trading prices of our common shares on Nasdaq through December 4, 2025, or $3.8386 per share.  For further details on the special dividend, see “Item 8. Financial Information— A. Consolidated Statements and other Financial Information”.

There have been no significant changes since the date of our consolidated financial statements included in this Annual Report, other than those described above and in Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

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

Authorized Capitalization

Under our Articles of Incorporation, our authorized capital stock consists of 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. As of December 31, 2025 and as of March 25, 2026,  21,473,509 and 28,852,084 common shares were issued and outstanding, inclusive of 4,400,000 restricted common shares issued pursuant to  Equity Incentive Plan and 2025 Equity Incentive Plan, 140,000 Series A Preferred Shares were issued and outstanding, 40,000 Series B Preferred Shares were issued and outstanding and no Series C Participating Preferred Shares were authorized, respectively. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholder Protection Rights Agreement” for additional details.

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

Description of the Common Shares

For a description of our common shares, see “Description of Common Shares” in Exhibit 2.1 (Description of Securities), which description is incorporated by reference herein. As of March 25, 2026, Pani, a corporation controlled by our Chairman and Chief Executive Officer, owned 64.1% of our outstanding common shares, which makes it more difficult to effect a change of control of us.

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

•
Conversion Rights. The Series A Preferred Shares are convertible, at their holder’s option, to common shares, in whole or in part, at any time and from time to time from and after the third anniversary of the Issue Date until but excluding the Reset Date. Subject to certain adjustments, the “Conversion Price” for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the VWAP of our common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, notwithstanding any adjustment, in no event shall the Conversion Price be less than $2.50. The number of common shares to be issued to a converting holder shall be equal to the quotient of (i) the aggregate stated amount of the Series A Preferred Shares converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the conversion notice is delivered divided by (ii) the Conversion Price. Castor will have registration rights in relation to the common shares issued upon conversion. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contribution and Spin-Off Distribution Agreement.” The Series A Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

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

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as our Chairman, Chief Executive Officer and controlling shareholder, Mr. Panagiotidis, can effectively determine the timing of the redemption of the Series A Preferred Shares. For further information, see Note 10 to our Consolidated Financial Statements included elsewhere in this Annual Report.

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

Marshall Islands Company Law Considerations

For a description of significant differences between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights, refer to Exhibit 2.1 (Description of Securities).

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

We satisfy the Publicly Traded Test because we obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 59.2% of our common shares as of the tax period ended December 31, 2025. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2025 tax year. Accordingly, the Company qualifies for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and will therefore be exempt from the 4% tax.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

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

In addition, in concluding that we do not believe we were a PFIC for our 2025 taxable year, we are relying on the application of certain “look-through” rules, taking into account certain intercompany items (including our interest in Castor and Robin).  The application of these rules can be complex and can depend on facts that may change in the future.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with GAAP.

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

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and credit risk as described below.

Foreign Currency Exchange Rate Risk

We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses, from continuing and discontinued operations, (approximately 4.6% for the year ended December 31, 2024 and 5.4% for the year ended December 31, 2025) and of our general and administrative expenses (approximately 2.8% for the year ended December 31, 2024 and 5.5% for the year ended December 31, 2025) are in currencies other than the U.S. dollar, primarily Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2024 and as of December 31, 2025, these non-U.S. dollar expenses represented 3.1% and 5.1% our revenues, from continuing and discontinued operations, respectively. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consists of a revolving credit facility, namely the $60.0 million revolving credit facility which was entered into on March 30, 2026 and partially drawn down on April 2, 2026. The carrying amount of financial assets recorded in the financial statements, net of any allowance for credit losses, represents the maximum exposure to credit risk. To reduce credit risk, the Company evaluates its credit risk by performing ongoing credit evaluation on the borrower’s financial condition and establishes an allowance for credit losses based on its best estimate of potentially uncollectible amounts. As per the Company’s assessment, no such case was identified as at December 31, 2025.

Interest Rate Risk

As of December 31, 2025, the Company had no outstanding indebtedness. On March 30, 2026, the Company entered into a $60.0 million senior secured revolving credit facility with a leading European Bank, which bears interest at Term SOFR plus a margin per annum. Our interest expense has been affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes and based on $15.0 million drawn, an increase in SOFR of 1% would increase the Company's annual interest expense by approximately $0.2 million. The Company currently has no interest rate hedging instruments in place. Management monitors interest rate developments and may enter into derivative instruments in the future to manage this exposure.

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

 We have adopted the Stockholders Protection Rights Agreement, pursuant to which each of our common shares includes one right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series C Participating Preferred Shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our Board. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this Annual Report and Exhibit 2.1 (Description of Securities) to this Annual Report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series A Preferred Shares and Series B Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2025, our management conducted an evaluation pursuant to Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Based upon that evaluation, our management concluded that, as of December 31, 2025 our disclosure controls and procedures which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management believes that our internal control over financial reporting was effective as of December 31, 2025.

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

Audit Fees

Aggregate audit fees billed during the years ended December 31, 2024 and 2025 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu Limited. For the year ended December 31, 2025, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as for the audit of predecessor Robin Energy Ltd.’s financial statements for the year ended December 31, 2024. For the year ended December 31, 2024, audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information, as well as for the audit of predecessor Robin Energy Ltd.’s financial statements for the year ended December 31, 2022 and 2023 and for the review of the financial information for the six and nine months ended June 30 and September 30, 2024.

Audit fees also include fees billed in connection with the review of registration statements and issuance of related consents and comfort letters and other audit services required for SEC or other regulatory filings.

	For the year ended
In U.S. dollars	December 31, 2024	December 31, 2025
Audit Fees	$320,053	$335,602

Audit-Related Fees

Not applicable.

Tax Fees

During 2024 and 2025, tax fees amounted to $16,000 and $10,000, respectively, representing fees for professional services provided in connection with various U.S. income tax advisory services.

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

Share Repurchase Program

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

Tender Offer

On July 10, 2025, our Board approved a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer expired at the end of the day, on August 7, 2025. The Board determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price. Based on the final count by the depositary for the tender offer, 20,344 shares were tendered. The Company accepted all of these shares for purchase in accordance with the terms of the tender offer at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of $0.3 million including fees relating to the tender offer, and these repurchase shares were cancelled.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-2 to F-35 filed as part of this Annual Report.

ITEM 19.	EXHIBITS

1.1	Amended & Restated Articles of Incorporation of Toro (incorporated by reference to Exhibit 1.1 to Toro’s registration statement on Form 20-F filed with the SEC on December 30, 2022).

1.2	Amended & Restated Bylaws of Toro (incorporated by reference to Exhibit 1.2 to Toro’s registration statement on Form 20-F filed with the SEC on December 30, 2022).

1.3
Statement of Designation of the Rights, Preferences and Privileges of the 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (incorporated by reference to Exhibit 1.3 to Toro’s registration statement on Form 20-F filed with the SEC on December 30, 2022).

1.3.1	Amendment To Statement Of Designation of Rights, Preferences And Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro Corp.

1.4
Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of Toro (incorporated by reference to Exhibit 1.4 to Toro’s registration statement on Form 20-F filed with the SEC on November 16, 2022).

1.5
Statement of Designation of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares of Toro (incorporated by reference to Exhibit 1.5 to Toro’s registration statement on Form 20-F filed with the SEC on November 16, 2022).

2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1
Shareholder Protection Rights Agreement by and between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent (incorporated by reference to Exhibit 4.1 to Toro’s registration statement on Form 20-F filed with the SEC on December 1, 2022).

4.2
Contribution and Spin-Off Distribution Agreement between Toro and Castor Maritime Inc. (incorporated by reference to Exhibit 4.2 to Toro’s annual report on Form 20-F filed with the SEC on March 8, 2023).

4.3
Master Management Agreement by and among Toro, its shipowning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Toro’s registration statement on Form 20-F filed with the SEC on November 16, 2022).

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

4.6
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of December 12, 2024 (incorporated by reference to Exhibit 99.1 of Toro’s report on Form 6-K furnished to the SEC on December 12, 2024).

4.7
Robin Contribution and Spin-Off Distribution Agreement by and between Toro Corp and Robin Energy Ltd., dated as of April 14, 2025 (incorporated by reference to Exhibit 4.8 of Toro’s annual report on Form 20-F filed with the SEC on April 15, 2025).

4.8	Loan Agreement by and between Starfire Shipping Co., Nightwing Shipping Co., Quicksilver Shipping Co., Mantis Shipping Co. and Hamburg Commercial Bank AG, dated as of March 30, 2026.

8.1	List of Subsidiaries.

11.1	Toro Insider Trading Policy.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated by reference to Exhibit 97.1 of Toro’s annual report on Form 20-F filed with the SEC on March 12, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase Document.

104	Cover Page Interactive Data File (Inline XBRL included in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TORO CORP.

/s/ Petros Panagiotidis	April 15, 2026
Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Toro Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toro Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, shareholders’ equity and mezzanine equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
April 15, 2026

We have served as the Company’s auditor since 2022.

TORO CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and December 31, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	December 31,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$37,193,010	$87,418,906
Due from related parties, current	4	6,072,800	7,431,696
Accounts receivable trade, net		416,300	69,900
Inventories		194,981	200,395
Prepaid expenses and other assets		291,832	548,774
Investment in equity securities, current	7	226,566	209,486
Loan to related party, current	4	10,364,205	—
Accrued charter revenue		19,590	9,113
Current assets of discontinued operations	3	495,003	416,159
Total current assets		55,274,287	96,304,429

NON-CURRENT ASSETS:
Vessels, net	4,6	72,767,793	96,180,562
Due from related parties, non-current	4	1,590,501	1,341,549
Prepaid expenses and other assets, non-current		357,769	—
Deferred charges, net	5	1,081,481	1,835,981
Investment in equity securities, non-current	7	4,647,853	5,647,853
Investment in related party	4	100,687,500	127,118,569
Investment in debt securities		—	2,918,353
Loan to related party, non-current	4	90,000,000	—
Total non-current assets		271,132,897	235,042,867
Total assets		$326,407,184	$331,347,296

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	4	338,333	299,444
Accounts payable		770,826	1,127,638
Deferred revenue		984,000	768,785
Accrued liabilities		982,636	848,998
Dividend payable	9,19	—	37,578,641
Current liabilities of discontinued operations	3	1,619,763	1,315,502
Total current liabilities		4,695,558	41,939,008

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	12

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of December 31, 2024, and December 31, 2025, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2024, and December 31, 2025, respectively	10	122,665,819	125,809,233
Total mezzanine equity		122,665,819	125,809,233

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,093,853 and 21,473,509 shares issued and outstanding as of December 31, 2024, and December 31, 2025, respectively	9,13	19,094	21,474
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2024, and December 31, 2025, respectively	9	40	40
Additional paid-in capital		58,605,224	59,304,814
Retained Earnings		140,421,449	104,272,727
Total shareholders’ equity		199,045,807	163,599,055
Total liabilities, mezzanine equity and shareholders’ equity		$326,407,184	$331,347,296

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2023	2024	2025
REVENUES:
Time charter revenues	15	$3,439,356	$14,315,299	$19,013,061
Voyage charter revenues	15	3,253,385	1,310,312	—
Pool revenues	15	15,611,872	6,768,672	2,068,779
Total vessel revenues		22,304,613	22,394,283	21,081,840

EXPENSES:
Voyage expenses (including $279,719, $418,070 and $641,813 to related party for the year ended December 31, 2023, 2024 and 2025, respectively)	4,16	(2,505,152)	(1,594,751)	(1,307,290)
Vessel operating expenses (including, $0, $0 and $190,000 to related party for the year ended December 31, 2023, 2024 and 2025, respectively)	16	(9,392,960)	(9,300,399)	(9,079,838)
Management fees to related parties	4	(1,710,651)	(1,930,810)	(1,807,089)
Provision for doubtful accounts	2	—	(25,369)	—
Depreciation and amortization	5,6	(3,364,618)	(4,901,246)	(4,934,655)
General and administrative expenses (including $4,007,215, $8,670,424 and $7,044,340 to related party for the year ended December 31, 2023, 2024 and 2025, respectively)	4,13	(5,357,265)	(10,198,863)	(8,602,749)
Gain on sale of vessel	6	8,226,258	—	—
Total expenses		$(14,104,388)	$(27,951,438)	$(25,731,621)

Operating income/(loss)		$8,200,225	$(5,557,155)	$(4,649,781)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(31,815)	(230,531)	(68,116)
Interest income		2,053,749	8,354,608	2,812,933
Interest income from related party	4	—	364,205	1,771,836
Dividend income from related party	4,17	1,020,833	2,645,833	5,651,212
Foreign exchange (losses)/gains		(14,978)	(21,019)	35,352
Dividend income on equity securities	7	—	4,136	4,623
(Loss)/ Income on equity securities	7	—	(48,542)	54,999
Total other income, net		$3,027,789	$11,068,690	$10,262,839

Net income and comprehensive income from continuing operations, before taxes		$11,228,014	$5,511,535	$5,613,058
Income taxes		(47,071)	—	—
Net income and comprehensive income from continuing operations, net of taxes		$11,180,943	$5,511,535	$5,613,058
Net income and comprehensive income from discontinued operations, net of taxes	3	$129,456,050	$19,695,969	$321,387
Net income and comprehensive income		$140,636,993	$25,207,504	$5,934,445
Dividend on Series A Preferred Shares	4,14	(1,166,667)	(1,423,333)	(1,361,112)
Deemed dividend on Series A Preferred Shares	9,14	(2,429,275)	(3,064,409)	(3,143,414)
Net income attributable to common shareholders		$137,041,051	$20,719,762	$1,429,919
Earnings/(loss) per common share, basic, continuing operations	14	0.31	(0.04)	0.06
Earnings/(loss) per common share, diluted, continuing operations	14	0.21	(0.04)	0.06
Earnings per common share, basic, discontinued operations	14	8.38	1.13	0.02
Earnings per common share, diluted, discontinued operations	14	2.66	1.13	0.02
Earnings per common share, basic, total	14	8.69	1.09	0.08
Earnings per common share, diluted, total	14	2.87	1.09	0.08
Weighted average number of common shares, basic	14	15,443,485	17,399,772	17,886,372
Weighted average number of common shares, diluted	14	48,659,725	17,399,772	17,886,372

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the years ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

						Treasury stock						Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/ Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	—	—	1,000	1	—	—	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	17,339,332	123,297,661	140,636,993	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	211,982	—	211,982	—	—
Cancellation of common shares due to spin-off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 9)	40,000	40	9,461,009	9,461	38,156,985	—	—	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Issuance of common shares pursuant to private placement	—	—	8,500,000	8,500	18,638,736	—	—	—	—	—	18,647,236	—	—
Issuance of restricted stock and compensation cost	—	—	1,240,000	1,240	1,271,458	—	—	—	—	—	1,272,698	—	—
Repurchase of common shares (Note 9)	—	—	(179,251)	(179)	(822,889)	(43,349)	(223,840)	—	—	—	(1,046,908)	—	—
Dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(1,166,667)	(1,166,667)	—	—
Deemed dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(2,429,275)	(2,429,275)	—	2,429,275
Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	—	—	119,701,687	176,741,199	140,000	119,601,410
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	25,207,504	25,207,504	—	—
Issuance of restricted stock and compensation cost (Note 13)	—	—	760,000	760	5,312,094	—	—	—	—	—	5,312,854	—
Repurchase of common shares (Note 9)	—	—	(687,905)	(688)	(3,951,160)	43,349	223,840	—	—	—	(3,728,008)	—	—
Dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(1,423,333)	(1,423,333)	—	—
Deemed dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(3,064,409)	(3,064,409)	—	3,064,409
Balance, December 31, 2024	40,000	40	19,093,853	19,094	58,605,224	—	—	—	—	140,421,449	199,045,807	140,000	122,665,819
Net income and Comprehensive income	—	—	—	—	—	—	—	—	—	5,934,445	5,934,445	—	—
Issuance of restricted stock and compensation cost (Note 13)	—	—	2,400,000	2,400	3,591,606	—	—	—	—	—	3,594,006	—	—
Distribution of net assets of Robin Energy to Shareholders (Note 1 and 9)	—	—	—	—	(5,639,637)	—	—	—	—	—	(5,639,637)	—	—
Repurchase of common shares pursuant to Tender Offer (Note 9)	—	—	(20,344)	(20)	(343,921)	—	—	—	—	—	(343,941)	—	—
Excess of consideration over carrying value of sold assets (Note 4)	—	—	—	—	3,091,542	—	—	—	—	—	3,091,542	—	—
Dividend declared ($1.75 per common share) (Note 9,19)	—	—	—	—	—	—	—	—	—	(37,578,641)	(37,578,641)	—	—
Dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(1,361,112)	(1,361,112)	—	—
Deemed dividend on Series A preferred shares (Note 10)	—	—	—	—	—	—	—	—	—	(3,143,414)	(3,143,414)	—	3,143,414
Balance, December 31, 2025	40,000	40	21,473,509	21,474	59,304,814	—	—	—	—	104,272,727	163,599,055	140,000	125,809,233

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2023, 2024 and 2025
(Expressed in U.S. Dollars)

	Note	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Cash Flows (used in)/provided by Operating Activities of Continuing Operations:
Net income		$140,636,993	$25,207,504	$5,934,445
Less: Net income from discontinued operations, net of taxes		(129,456,050)	(19,695,969)	(321,387)
Net income from continuing operations, net of taxes		$11,180,943	$5,511,535	$5,613,058
Adjustments to reconcile net income from Continuing operations to net cash provided by/(used in) operating activities:
Depreciation and amortization	5,6	3,364,618	4,901,246	4,934,655
Amortization of investment in debt securities	8	—	—	(8,353)
Fair value of below market amortization		—	—	(1,028,716)
Gain on sale of vessel	5	(8,226,258)	—	—
Provision for doubtful accounts		—	25,369	—
Stock based compensation cost	4,13	1,272,698	5,312,854	3,594,006
Straight line amortization of hire		—	(19,590)	10,477
Unrealized (loss)/gain on equity securities	7	—	57,641	(84,677)
Realized loss on sale of equity securities	7	—	2,369	344
Changes in operating assets and liabilities:
Accounts receivable trade, net		(726,349)	961,651	(726,947)
Inventories		(1,397)	(22,265)	(81,346)
Due from/to related parties		(2,413,795)	(5,563,634)	(15,275,906)
Prepaid expenses and other assets		(605,580)	820,530	(323,248)
Accounts payable		1,219,876	(978,030)	526,463
Accrued liabilities		338,695	560,154	177,245
Deferred revenue		310,000	674,000	(215,217)
Dry-dock costs paid		(1,051,313)	(1,463,923)	(3,454,571)
Net Cash provided by/(used in) Operating Activities from Continuing Operations		4,662,138	10,779,907	(6,342,733)

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	6	(72,217,988)	(119,304)	(66,769,128)
Investment in related party	4	(50,000,000)	(50,000,000)	(60,000,000)
Proceeds from investment in related party	4	—	—	60,000,000
Loan to related party	4	—	(100,000,000)	100,364,205
Net proceeds from sale of vessel	6	17,189,804	—	38,000,000
Purchase of equity securities	7	—	(5,183,767)	(1,000,000)
Purchase of debt securities		—	—	(2,910,000)
Proceeds from sale of equity securities	7	—	249,338	101,412
Net cash (used in)/provided by Investing Activities from Continuing Operations		(105,028,184)	(155,053,733)	67,786,489

Cash flows (used in)/provided by Financing Activities of Continuing Operations:
Net increase in Former Parent Company Investment		211,982	—	—
Issuance of Series B Preferred shares	9	40	—	—
Issuance of common shares pursuant to private placement		18,647,236	—	—
Payment for repurchase shares pursuant to Tender offer	9	—	—	(343,382)
Proceeds received from Robin related to Robin Spin-Off (Note 4)		—	—	786,001
Cash contribution related to Spin-off (Note 1)		—	—	(10,356,450)
Payment of Dividend on Series A Preferred Shares	10	(851,667)	(1,400,000)	(1,400,000)
Payment for repurchase of common shares	9	(1,046,908)	(3,728,008)	—
Payments related to Spin-Off from Castor	4	(2,694,646)	—	—
Net cash provided by/(used in) Financing Activities from continuing operations		14,266,037	(5,128,008)	(11,313,831)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		51,464,181	3,783,409	94,655
Net cash provided by Investing Activities from discontinued operations		155,734,435	32,488,070	—
Net cash used in Financing Activities from discontinued operations		(7,992,800)	(5,257,200)	—
Net cash provided by discontinued operations		199,205,816	31,014,279	94,655

Net increase/(decrease) in cash, cash equivalents, and restricted cash		113,105,807	(118,387,555)	50,224,580
Cash, cash equivalents and restricted cash at the beginning of the period from continuing and discontinued operations		42,479,594	155,585,401	37,197,846
Cash, cash equivalents and restricted cash at the end of the period from continuing and discontinued operations		$155,585,401	$37,197,846	$87,422,426

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents from continuing and discontinued operations		$155,235,401	$37,197,846	$87,422,426
Restricted cash, non-current from discontinued operations		350,000	—	—
Cash, cash equivalents, and restricted cash from continuing and discontinued operations		$155,585,401	$37,197,846	$87,422,426

SUPPLEMENTAL CASH FLOW INFORMATION
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		68,815	—	13,318
Unpaid capital issuance costs (included in Accounts payable and Accrued Liabilities)		—	—	559
Dividend on Series A Preferred Shares declared but unpaid		315,000	338,333	299,444
Deemed dividend on Series A Preferred Shares		2,429,275	3,064,409	3,143,414
Dividend on common shares declared but unpaid		—	—	37,578,641
Distribution of net assets of Robin Energy Ltd		—	—	5,639,637

The accompanying notes are an integral part of these consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023, pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 million senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin-Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

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

On April 14, 2025 (the “Robin Distribution Date”), the Company contributed (a) the subsidiaries constituting the Company’s Handysize tanker segment and (b) $10.4 million in cash to the Company’s wholly owned subsidiary, Robin Energy Ltd. (“Robin”) as a capital contribution, in exchange for (i) the issuance by Robin to Toro of all 2,386,732 of Robin’s issued and outstanding common shares, and 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin, having a stated amount of $25 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Robin, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman and Chief Executive Officer. On the same day, the Company distributed all the then issued and outstanding common shares of Robin to its common shareholders of record as of April 7, 2025, on a pro rata basis (such transactions collectively, the “Robin Spin-Off”).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

Robin’s shares commenced trading on the Nasdaq Capital Market on April 15, 2025 under the symbol “RBNE”. As part of the Robin Spin-Off, Robin entered into various other agreements effecting the separation of Robin’s business from the Company, including a master management agreement with Castor Ships dated April 14, 2025, with respect to its vessels in substantially the same form as the Company’s Master Management Agreement for its vessels and a Contribution and Spin-Off Distribution Agreement dated April 14, 2025 (the “Robin Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, the Company agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retains after the Robin Distribution Date and Robin agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Robin Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Robin and provides the Company with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Robin Series A Preferred Shares issued to the Company in connection with the Robin Spin-Off.

The assets and liabilities of Robin on April 14, 2025, were as follows:

April 14, 2025
Cash and cash equivalents	$186
Accounts receivable trade, net	1,073,346
Due from related parties, current	12,463,643
Inventories	75,932
Prepaid expenses and other assets, current	66,305
Vessels, net	6,713,140
Due from related parties, non-current	388,542
Prepaid expenses and other assets, non-current	357,769
Deferred charges, net	823,411
Accounts payable	(241,481)
Accrued liabilities	(495,426)
Net assets of Robin	21,225,367
Plus Capital contribution as part of Robin Spin-Off	10,356,450
Less Investment in Preferred Shares of Robin issued as part of Robin Spin-Off (refer Note 4(e))	(25,942,180)
Distribution of net assets of Robin to shareholders	$5,639,637

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

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides commercial ship management services, ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for the Company’s vessels. Castor Ships had subcontracted to third-party ship management companies the technical management of all the Company’s vessels, except the LPG Dream Syrax and M/T Wonder Maia, for which Castor Ships has provided the technical management since November 5, 2024 until the sale date, and September 29, 2025, respectively. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels in the second and third quarters of 2023, the relevant vessel-owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

As of December 31, 2025, Toro had 18 wholly owned subsidiaries incorporated in the Republic of Marshall Islands.

Charterer concentration:

Charterers or pool managers that individually accounted for more than 10% of the Company’s total vessel revenues (as percentages of total vessel revenues), all derived from the Company’s Eco tanker, Non-Eco tanker and LPG carrier segments (continuing operations), were as follows:

Charterer/Pool manager	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
A	70%	30%	10%
B	—%	18%	25%
C	—%	17%	17%
D	—%	17%	18%
E	—%	—%	20%
F	—%	—%	10%
Total	70%	82%	100%

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation

The consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Toro, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Castor and Robin, but are not the primary beneficiaries. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment.

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

Accounts receivable trade, net

The amount shown as trade receivables, net, at the balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.  Provision for doubtful accounts recorded as of December 31, 2024 and 2025 amounted to $25,369 and $0, respectively.

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

Vessels, net

Vessels, net are stated at cost net of accumulated depreciation. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide integrated transportation services. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expense as incurred.

Vessels’ depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard, whereas secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

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

Dry-docking and special survey costs

Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

Revenue and expenses recognition

The Company currently generates its revenues from time charter contracts. In past periods, the Company also generated revenues from pool arrangements and voyage charter contracts. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Until the Robin Spin-Off, a part of the Company’s revenues was also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement. The Company recognizes pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Revenues related to time charter contracts

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprises crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.

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

Voyage expenses

Voyage expenses consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs primarily when its vessels operate under voyage charter arrangements or during repositioning periods, and (b) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying balance sheet. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.

Accounting for financial instruments

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties, trade receivables, net, investment in related parties and loan to related party. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, and amounts due to related parties.

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

Segment reporting

Prior to the Robin Spin-Off, the Company engaged in the operation of Handysize tanker vessels and LPG carrier vessels which were identified as two reportable segments as a result of the different characteristics of these two asset classes. The Company determined that, as of December 31, 2025, it operated under three reportable segments: Eco tanker segment, Non-Eco tanker segment and LPG carrier segment (Note 17). The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

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

Earnings/(Loss) per common share

Basic earnings/(loss) per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Non-vested shares granted under the Company’s incentive plan, are entitled to receive dividends, which are not refundable even if such shares are forfeited, and therefore are considered participating securities for basic earnings/(loss) per share calculation purposes, using the two-class method. Dividends and deemed dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders (whether or not earned). Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. The treasury stock or the two-class method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For dividends or other distributions that may be settled in cash or in the Company’s common shares at the election of either the Company or the shareholder, the Company applies as per ASC 260, under which, when an instrument or declared distribution permits or requires settlement in common shares, the Company assumes settlement in common shares for purposes of calculating diluted earnings per share, regardless of whether the election is at the option of the Company or the shareholder, and includes the resulting incremental shares in the diluted weighted average shares outstanding, if dilutive.

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

Stock based compensation

Stock based compensation includes vested and non-vested shares that may be granted to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. These shares are measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service-vesting conditions are considered vested shares, and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 13).

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

Investment in equity securities

The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. Any dividends subsequently distributed by the investee to the Company are recognized as income when received. Equity investments with readily determinable fair values are investments in publicly traded companies for which the Company does not exercise significant influence.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as a going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss. Equity investments without readily determinable fair values are non-marketable equity securities, which are investments in privately held companies for which the Company does not exercise significant influence.

Discontinued Operations

The Company classifies as discontinued operations a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and will have a major effect on the Company’s operations and financial results (Note 3).

Loan to related party

Loan to related party is recorded at amortized cost and the accrued interest income based on the contract rate, less an allowance for credit losses, if applicable. At each balance sheet date, all potentially uncollectible accounts are assessed for purposes of determining the appropriate allowance for credit losses. No allowance for credit losses was recorded as of December 31, 2024 and 2025, respectively.

Investment in debt securities

The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320, Investments—Debt Securities. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

Held‑to‑maturity investments are initially measured at their transaction price, including applicable transaction costs. In many cases, the transaction price approximates the fair value at the acquisition date. Debt securities may be purchased at a discount or premium to their par or face value. The Company measures expected credit losses on held-to-maturity debt securities in accordance with ASC 326, Financial Instruments—Credit Losses. The estimate of expected credit losses is based on historical credit loss experience, current economic conditions, and reasonable and supportable forecasts. The Company evaluates credit quality indicators, including credit ratings, payment history, and other relevant factors. Changes in the allowance for credit losses are recorded in earnings. If a security is deemed uncollectible, the amortized cost basis is written off against the allowance. As of December 31, 2025, the Company evaluated its held-to-maturity debt securities and determined that no allowance for credit losses was required.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270 and are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial statements.
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

The components of assets and liabilities of discontinued operations in the consolidated balance sheet at December 31, 2024 and December 31, 2025 consisted of the following:

	December 31,	December 31,
	2024	2025
CURRENT ASSETS:
Cash and cash equivalents	$4,836	$3,520
Due from related parties, current	467,701	411,496
Accounts receivable trade, net	—	—
Inventories	—	—
Prepaid expenses and other assets	22,466	1,143
Total current assets of discontinued operations	495,003	416,159

NON-CURRENT ASSETS:
Vessels, net	—	—
Restricted cash	—	—
Deferred charges, net	—	—
Total non-current assets of discontinued operations	—	—

CURRENT LIABILITIES:
Current portion of long-term debt, net	—	—
Accounts payable	65,117	1,436
Accrued liabilities	1,554,646	1,314,066
Total current liabilities of discontinued operations	1,619,763	1,315,502

NON-CURRENT LIABILITIES:
Long-term debt, net	—	—
Total non-current liabilities of discontinued operations	—	—

The components of the income from discontinued operations for the years ended December 31, 2023, 2024 and 2025 in the consolidated statements of comprehensive income consisted of the following:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2024	2025
REVENUES:
Time charter revenues	8,709,215	1,355	—
Voyage charter revenues	552,859	—	—
Pool revenues	46,901,887	604,486	—
Total vessel revenues	56,163,961	605,841	—

EXPENSES:
Voyage expenses (including $724,316, $8,140 and $0 to related party for the year ended December 31, 2023, 2024 and 2025, respectively)	(1,939,564)	(23,675)	133,973
Vessel operating expenses	(11,691,675)	(343,833)	(11,116)
Management fees to related parties	(1,443,009)	(24,936)	—
Depreciation and amortization	(3,475,084)	(35,305)	—
Recovery of provision for doubtful accounts	266,732	—	—
Gain on sale of vessels	90,800,434	19,559,432	—
Total expenses	72,517,834	19,131,683	122,857

Operating income	128,681,795	19,737,524	122,857

OTHER INCOME/(EXPENSES):
Interest and finance costs	(932,438)	(82,878)	(7,656)
Interest income	2,018,804	40,134	—
Foreign exchange (losses)/gains	(8,515)	1,189	13
Total other income/(expenses), net	1,077,851	(41,555)	(7,643)

Net income and comprehensive income from discontinued operations, before taxes	$129,759,646	$19,695,969	$115,214
Income taxes	(303,596)	—	206,173
Net income and comprehensive income from discontinued operations, net of taxes	$129,456,050	$19,695,969	$321,387

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

(a)	Castor Ships:

Before the completion of the Spin-off on March 7, 2023 and pursuant to an amended and restated master management agreement entered into between Castor,  the Company’s subsidiaries, and Castor Ships (as amended or supplemented from time to time, the “Castor Amended and Restated Master Management Agreement”), Castor Ships  managed the Company’s business overall and provided the vessel-owning Toro Subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships is in no circumstances responsible for the actions of the crew of the Company’s vessels. The Company has also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Castor Amended and Restated Master Management Agreement, the Company’s ship-owning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).

Until March 6, 2023, in exchange for these services, Castor Ships charged and collected (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of its business (the “Flat Management Fee”), (ii) a daily management fee of $975 per vessel for ship management services provided under the Ship Management Agreements (the “Ship Management Fee”), (iii) a commission of 1.25% on all gross income received from the operation of its vessels, and (iv) a commission of 1% on each consummated vessel sale and purchase transaction.

As part of the Spin-off, on March 7, 2023, Toro and its subsidiaries entered into a master management agreement with Castor Ships with respect to its vessels (and as further amended and supplemented effective April 26, 2023, the “Master Management Agreement”) in substantially the same form as Castor Amended and Restated Master Management Agreement.

Effective July 1, 2024, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charged and collected (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry.

Effective July 1, 2025, in lieu of the previously applicable commission structure and in addition to the Ship Management Fee and Flat Management Fee, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s ship-owning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (iii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship-owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iv) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions,  stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof. Castor Ships may also be reimbursed for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to the Company’s vessels.

The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Master Management Agreement, and (i) effective July 1, 2023, the daily Ship Management Fee increased from $975 per vessel to $1,039 per vessel and the quarterly Flat Management Fee increased from $0.75 million to $0.8 million, (ii) effective July 1, 2024, the daily Ship Management Fee increased from $1,039 per vessel to $1,071 per vessel and the quarterly Flat Management Fee increased from $0.8 million to $0.82 million and (iii) effective July 1, 2025, the daily Ship Management Fee increased from $1,071 per vessel to $1,100 per vessel and the quarterly Flat Management Fee increased from $0.82 million to $0.85 million.

The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of its provisions by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships is entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under the Ship Management Agreements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

Castor Ships may choose to subcontract some of its provided services to other parties at its discretion. Castor Ships pays, at its own expense, the third-party management companies a fee for such services, without burdening the Company with any additional cost. As of December 31, 2025, in accordance with the provisions of the Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the LPG Dream Syrax and M/T Wonder Maia, for which Castor Ships has provided the technical management since November 5, 2024 and September 29, 2025, respectively.

During the years ended December 31, 2023, 2024 and 2025, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $1,710,651, $1,930,810 and $1,807,089, respectively, (ii) charter hire commissions amounting to $279,719, $418,070 and $641,813, respectively, (iii) a sale and purchase commission from continuing operations in the year ended December 31,2023 amounting to $887,050 comprising (a) $707,150 related to the acquisition of the vessels LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax, which is included in ‘Vessels, net’ in the accompanying consolidated balance sheet and (b) $179,900 related to the sale of M/T Wonder Formosa which is included in ‘Gain on sale of vessel’ in the accompanying consolidated statements of comprehensive income, $855,500 in the year ended December 31, 2025 comprising (a) $665,500 related to the acquisition of the vessels M/T Wonder Altair and M/T Wonder Maia,  which is included in ‘Vessels, net’ in the accompanying consolidated balance sheet and (b) $190,000 (due to the sales under common control of the vessels LPG Dream Terrax and LPG Dream Syrax (Note 5), which are included in ‘Vessel operating expenses’ in the accompanying consolidated statements of comprehensive income, respectively, (iv) sale and purchase commissions from discontinued operations amounting to $1,611,000 in the year ended December 31, 2023, related to the sale of the vessel M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior and M/T Wonder Vega and $338,000 in the year ended December 31, 2024, related to the sale of the vessel M/T Wonder Sirius which are included in ‘Gain on sale of vessels’ in the accompanying consolidated statements of comprehensive income from discontinued operations and (v) a sale and purchase brokerage commission applicable to the total consideration of acquiring or selling shares and/or other securities (including equity and debt instruments), amounting to $0, $0 and $41,892, respectively.

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Toro Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the period from January 1 through March 7, 2023, the above-mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $144,445 and are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. For the period of March 7, 2023 through December 31, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $2,557,332, which is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income. As a result, in each of the years ended December 31, 2023, 2024 and 2025, the aggregate amounts of $2,701,777, $3,247,570 and $3,340,334, respectively, are included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of each of December 31, 2024 and December 31, 2025, the working capital guarantee advances to Castor Ships amounted to $1,590,501 and $1,341,549, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying consolidated balance sheets. As of December 31, 2024 and December 31, 2025, the amounts of $6,072,800 and $7,431,696 of ‘Due from related parties, current’, respectively, represent operating expense payments made on behalf of the Company to the third-party managers and Castor Ships in excess of amounts advanced and advances of expected scheduled drydocking repairs.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

(b)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 9). The amount of accrued dividend on Series A Preferred Shares due to Castor as of December 31, 2024 and December 31, 2025 was $338,333 and $299,444, respectively and is presented net in ‘Due to related parties, current’ in the accompanying consolidated balance sheet.

In the period ended December 31, 2023, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of December 31, 2024 and 2025, there are no outstanding expenses to be reimbursed by the Company.

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

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. On March 27, 2024, Castor effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. As a result of the reverse stock split, the number of Castor’s outstanding shares as of March 27, 2024, decreased to 9,662,354 while the par value of its common shares remained unchanged at $0.001 per share. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

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

On December 23, 2025, Toro and Castor agreed to amend the terms of Castor Series D Preferred Shares and Series A Preferred Shares, in each case to extend the initial conversion date by one-year, which shall be to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Series A Preferred Shares.

For the years ended December 31, 2024 and 2025, the Company received a dividend on the Castor Series D Preferred Shares, amounting to $2.5 million and $4.6 million, respectively. As of December 31, 2024 and 2025, the aggregate value of the investment in Castor amounted to $100,687,500 and $101,069,444, respectively, including $687,500 and $1,069,444 of accrued dividends, respectively, and is presented as ‘Investment in related party’ in the accompanying  consolidated balance sheet. As of December 31, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is receivable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly owned subsidiaries of Castor. The value of these vessels was approximately $235.0 million based on third-party valuations at the time of the drawdown by Castor. Pursuant to the terms of this facility, Castor is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion. During the year ended December 31, 2025, the Term Loan was fully repaid. As result there is no balance under ‘Loan to related party’ as of December 31, 2025 in the accompanying consolidated balance sheet. During the year ended December 31, 2025, the interest income under the Term Loan amounted to $1,771,836 and is presented in ‘Interest income from related party’ in the consolidated statements of comprehensive income.

On September 29, 2025, the Company agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. This transaction and its terms were approved by the Board of Directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

On October 13, 2025, the Company and Castor agreed to the full redemption of the Series E Preferred Shares, for a cash consideration equal to the stated amount of $60.0 million of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions.

The above transactions and their terms were approved by the Board of Directors of Toro and Castor at the recommendation of their respective special committees of disinterested and independent directors.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

(c)	Equity incentive plan:

As of December 31, 2025, the Company maintains the Equity Incentive Plan and 2025 Equity Incentive Plan (as defined and discussed in Note 13) under which the Company’s Board of Directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

The stock-based compensation cost for the non-vested shares under the Equity Incentive Plan for the years ended December 31, 2023, 2024 and 2025, amounted to $1,272,698, $5,312,854 and $3,594,006, respectively, and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

(d)	Pani Corp. Subscription Agreement:

On April 17, 2023, Toro entered into a subscription agreement with Pani Corp. (“Pani”), a company controlled by the Company’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of $19,465,000, less issuance costs of $817,764. The transaction was approved by a special committee of the Company’s disinterested and independent directors. See Note 9 for further details.
(e)	Robin Energy Ltd.

As discussed in Note 1, as part of the Robin Spin-Off Toro received 2,000,000 Series A Preferred Shares of Robin, having a stated amount of $25 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume-weighted average price (“VWAP”) of Robin’s common shares over the five consecutive trading day period commencing on and including April 14, 2025, and (ii) the VWAP of Robin’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

As there was no observable market for the Series A Preferred Shares, these were recognized at $25,942,180, being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The applied valuation methodology was comprised the trifurcation of the value of the Series A Preferred Shares in three components namely, the “straight” preferred stock component, the embedded option component, while an incremental value was also ascribed to the conversion at the variable conversion price. The sum of these components was used to estimate the value for the Series A Preferred Shares at $25,942,180. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Range (Weighted average)
“Straight” Preferred stock component	Discounted Cash Flow model	• Weighted average cost of Capital	11.88%
Embedded Option Component	Black Scholes	• Volatility	107.92%
		• Risk free rate	4.02%
		• Weighted average cost of Capital	11.88%
		Strike price	$10.546
		Share price (April 14, 2025)	$5.80
Incremental value at variable conversion price	Probability adjusted method	5-day VWAP and discount to conversion day closing price (5th day)	$4.50 (10% discount)
			$4.00 (20% discount)
		Probability ascribed for 10% lower 5-day VWAP	75%
		Probability ascribed for 20% lower 5-day VWAP	25%
		Assumed share price	$5.00

As of December 31, 2025, the aggregate value of investments in Robin amounted to $26,049,125, including $106,945 of accrued dividends and are separately included as ‘Investments in related party’ in the accompanying  consolidated balance sheet. As of December 31, 2025, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Toro is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $25 per share, of the 2,000,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Robin’s Board of Directors approval. For the year ended December 31, 2025, the Company received a dividend on the Robin Series A Preferred Shares, amounting to $251,389. During the year ended December 31, 2025, dividend income derived from the Company’s investment in Robin amounted to $358,333 and is presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.

Following the successful completion of the Robin Spin-Off, Robin also reimbursed Toro $786,001 for transaction expenses that Toro incurred in relation to the Robin Spin-Off. As of December 31, 2025, there were no outstanding expenses to be reimbursed to Toro by Robin under the Robin Contribution and Spin-Off Distribution Agreement.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)
(f)	Vessel disposals:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.

The terms of the transactions were approved by the board of directors of Toro and Robin at the recommendation of their respective special committees of disinterested and independent directors and were supported by independent valuations.

Both entities are controlled by the same controlling shareholder, Mr. Panagiotidis, and accordingly the transaction is considered to be between entities under common control. The transactions were accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, “Business Combinations – Related Issues.” As such, the vessels and their dry docking related amounts (Notes 5 and 6), were recognized by Robin at the historical carrying amount recorded by Toro as of the date of transfer, which was $34,871,669. No gain or loss was recognized in the statement of operations as a result of the transactions. The difference between the consideration received and the historical carrying amount of the vessels, amounting to $3,091,542, was presented as ‘Excess of consideration over carrying value of sold assets’ in the accompanying consolidated statements of Shareholders’ equity and Mezzanine equity.

(h)	Non-executive directors’ compensation:

During the years ended December 31, 2023, 2024 and 2025, the non-executive directors’ compensation was $32,740, $110,000 and $110,000 and is included in ‘General and administrative expenses’ in the accompanying consolidated statements of comprehensive income.

5.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$178,700
Additions	1,495,637
Amortization	(592,856)
Balance December 31, 2024	$1,081,481
Additions	3,698,982
Spin-off of Handysize tanker vessel (Note 1)	(823,410)
Disposals	(1,624,527)
Amortization	(496,545)
Balance December 31, 2025	$1,835,981

During the year ended December 31, 2024, the M/T Wonder Mimosa initiated and completed its scheduled drydocking repairs. During the year ended December 31, 2025, the LPG Dream Arrax, LPG Dream Vermax and LPG Dream Terrax initiated and completed their scheduled dry-dock repairs. During the year ended December 31, 2025, the LPG Dream Syrax initiated its scheduled dry-dock repairs and was sold prior to its completion(Note 6 (c)).

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net:

(a)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$80,360,967	$(3,335,273)	$77,025,694
Improvements, and other vessel costs	50,489	—	50,489
Depreciation	—	(4,308,390)	(4,308,390)
Balance December 31, 2024	$80,411,456	$(7,643,663)	$72,767,793
Acquisitions, improvements and other vessel costs	67,811,161	—	67,811,161
Spin-off of Handysize tanker vessel (Note 1)	(8,912,837)	2,199,697	(6,713,140)
Vessel disposals	(37,139,899)	3,892,757	(33,247,142)
Depreciation	—	(4,438,110)	(4,438,110)
Balance December 31, 2025	$102,169,881	$(5,989,319)	$96,180,562

(b)	Vessel Acquisitions:

On May 3, 2025, the Company entered into an agreement to purchase a 2021-built MR (MR2 class) tanker vessel from an unaffiliated third party for a purchase price of $36.25 million. The M/T Wonder Altair was delivered to the Company on July 11, 2025.

On September 19, 2025, the Company, through a wholly owned subsidiary, entered into an agreement with an unaffiliated third-party to acquire a 2014-built MR (MR2 class) tanker vessel for a purchase price of $30.3 million. The M/T Wonder Maia was delivered to the Company on September 29, 2025.

During the year ended December 31, 2024, there were no vessel acquisitions.

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at December 31, 2023, 2024 and 2025.

(c)	Vessel Disposals:

Continuing operations:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025 (Note 4).

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025 (Note 4).

Discontinued operations:

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Investment in equity securities:

The amounts of our investment in equity securities in the accompanying consolidated balance sheets are presented in the table below:

	December 31, 2024	December 31, 2025
Investment in equity securities with readily determinable fair values (a)	$226,566	$209,486
Investment in equity securities without readily determinable fair values (b)	$4,647,853	$5,647,853

(a)	Investment in equity securities with readily determinable fair values

A summary of the movement in equity securities with readily determinable fair values for the year ended December 31, 2024 and 2025 is presented in the table below:

Equity securities with readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	535,914
Proceeds from sale of equity securities	(249,338)
Realized loss from sale of equity securities	(2,369)
Unrealized loss on equity securities revalued at fair value at end of the period	(46,173)
Unrealized foreign exchange loss	(11,468)
Balance December 31, 2024	$226,566
Proceeds from sale of equity securities	(101,412)
Realized loss from sale of equity securities	(344)
Unrealized gain on equity securities revalued at fair value at end of the period	55,343
Unrealized foreign exchange gain	29,333
Balance December 31, 2025	$209,486

During the years ended December 31, 2024 and 2025, the Company received dividends of $4,136 and $4,623, respectively, from its investments in equity securities with readily determinable fair values. As of December 31, 2024 and 2025, the investment in equity securities with readily determinable fair values with amount of $226,566 and $209,486, respectively and is presented in ‘Investment in equity securities, current’ in the accompanying consolidated balance sheet.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Investment in equity securities: (continued)

(b)	Investment in equity securities without readily determinable fair values

A summary of the movement in equity securities without readily determinable fair values for the year ended December 31, 2024 and 2025 is presented in the table below:

Equity securities without readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	4,647,853
Balance December 31, 2024	$4,647,853
Equity securities acquired	1,000,000
Balance December 31, 2025	$5,647,853

During the years ended December 31, 2024 and 2025, the Company received no dividends from its investments in equity securities without readily determinable fair values. As of December 31, 2024 and 2025, the investment in equity securities without readily determinable fair values amounting to $4,647,853 and $5,647,853, respectively, is presented in ‘Investment in equity securities, non-current’ in the accompanying consolidated balance sheet.

As of December 31, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

8.	Investment in debt securities:

On July 17, 2025, the Company entered a four-year investment in debt securities amounting to $2,910,000. Interest income is earned on a semi-annual basis on the 20th day of January and July in each year starting from January 20, 2026.

The Company’s held to maturity investments comprise of corporate bonds with maturity of more than twelve months. The maturity schedule of the outstanding investments in debt securities as of December 31, 2025, is as follows:

Maturity date	Carrying amount
Due within 1 year	$—
Due in 1-5 years	2,918,353
Due in 5-10 years	—
Total	$2,918,353

As of December 31, 2024 and 2025, the investment in debt securities amounting to $0 and $2,918,353, respectively, is presented in ‘Investment in debt securities’ in the accompanying consolidated balance sheet. No allowance for credit losses was warranted on investments as of December 31, 2025.

9.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on March 7, 2023, Toro issued to Castor (Note 10) (i) 9,461,009 common shares with one vote per share, and (ii) 140,000 Series A Preferred Shares, with a stated value of $1,000 and par value of $0.001 per share, and no voting power, and issued to Pelagos Holdings Corp, a company controlled by Toro’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Equity Capital Structure: (continued)

Share Repurchase Program

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, to March 31, 2024. Shares were repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended  on business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization did not obligate the Company to acquire any specific amount of common shares. During the year ended December 31, 2023, the Company repurchased under its share repurchase program 222,600 shares of common stock in open market transactions at an average price of $4.69 per share, for an aggregate consideration of $1.0 million. On December 27, 2023, 179,251 of these repurchased common shares were cancelled and removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital.

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

Tender Offer

On July 10, 2025, the Company commenced a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer expired at the end of the day, on August 7, 2025. The Board of Directors determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price. Based on the final count by the depositary for the tender offer, 20,344 shares were properly tendered. The Company accepted all of these shares for purchase in accordance with the terms of the tender offer at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of $0.3 million including fees relating to the tender offer, and these repurchase shares were cancelled.

At the Market (“ATM”) Offering Agreement

On November 13, 2025, the Company entered into an “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”). Under the terms of the ATM offering agreement, Toro may, from time to time, sell its common shares having an aggregate offering value of up to $12.5 million through Maxim, as sales agent. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. As of December 31, 2025, there were no transactions under the ATM.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Equity Capital Structure: (continued)

Special Dividend

On December 5, 2025, the Company’s Board of Directors declared a one-time, special dividend of $1.75 per common share, consisting of either cash or the Company’s common shares. The dividend was paid on January 16, 2026 to shareholders of record as of December 16, 2025.

The results of shareholder elections and the payment of special dividend were announced on January 16, 2026 (Note 19(a).

As of December 31, 2025, Toro had 21,473,509 common shares issued and outstanding including 4,400,000 restricted common shares issued pursuant to the Equity Incentive Plan and 2025 Equity Incentive Plan (as defined and discussed in Note 13).

10.	Mezzanine equity:

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Mezzanine equity: (continued)

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

The Series A Preferred Shares are convertible, at their holder’s option, to common shares after the third anniversary of March 7, 2023, which the holder agreed to extend for one additional year, to March 7, 2027, in December 2025 (Note 4), until but excluding the seventh anniversary of March 7, 2023. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including March 7, 2023, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

The Company may, at its option, redeem the Series A Preferred Shares in whole or in part, at any time and from time to time after the seventh anniversary of March 7, 2023 (the Series A Preferred Shares issue date), at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends.

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which Toro is not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

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

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock (being nine years) which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amounts accreted during the period March 7, 2023 through December 31, 2023, the year ended December 31, 2024 and December 31, 2025, were $2,429,275, $3,064,409 and $3,143,414, respectively, and are presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying consolidated statements of comprehensive income.

On December 23, 2025, Toro and Castor agreed to amend the terms of Series A Preferred Shares to extend the initial conversion date by one-year, which shall be March 7, 2027. Following the extension of the initial conversion date and the amendments to the terms of the Series A Preferred Shares, the Company followed the provisions of ASC 470-50 “Modifications and Extinguishments” to determine whether the amendment to the preferred stock should be accounted for as a modification or extinguishment. The Company treated that amendment as modification. In assessing the accounting impact, the Company analogized to the guidance in ASC 718 on equity modifications and compared the fair value of the instrument immediately before and after the amendment. As the fair value of the preferred stock after the modification was lower than its fair value immediately prior to the modification, no incremental fair value was recognized and, accordingly, no adjustment was recorded to retained earnings. The Company continues to account for the Series A under its existing measurement model as discussed above.

As of December 31, 2024, the net value of Mezzanine Equity amounted to $122,665,819, including the amount of $3,064,409 of deemed dividend on the Series A Preferred Shares in the year ended December 31, 2024, and is presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. During the year ended December 31, 2024, the Company paid to Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 15, 2023 to October 14, 2024. The accrued amount for the period from October 15, 2024 to December 31, 2024 (included in the dividend period ended January 14, 2025) amounted to $338,333 (Note 4(b)).

As of December 31, 2025, the net value of Mezzanine Equity amounted to $125,809,233, including the amount of $3,143,414 of deemed dividend on the Series A Preferred Shares in the year ended December 31, 2025, and is presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. During the year ended December 31, 2025, the Company paid to Castor a dividend amounting to $1,400,000 on the Series A Preferred Shares for the period from October 15, 2024 to October 14, 2025. The accrued amount for the period from October 15, 2025 to December 31, 2025 (included in the dividend period ended January 14, 2026) amounted to $299,444 (Notes 4(c) and 19(d)).

11.	Financial Instruments and Fair Value Disclosures:

As of December 31, 2025, the principal financial assets of the Company consist of cash at banks, trade accounts receivable, investment in equity securities, investment in debt securities, investments in related parties, Castor and Robin, and amounts due from related parties. As of December 31, 2025, the principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

•	Investment in related parties: Investment in related parties is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares and Robin Series A Preferred Shares, any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as at June 30, 2025.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Financial Instruments and Fair Value Disclosures: (continued)

•
Investment in equity securities: The carrying value reported in the accompanying consolidated balance sheet for investment in equity securities with readily determinable fair values represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market. Investment in equity securities without a readily determinable fair value is initially measured at the transaction price and subsequently assessed for the existence of any observable market and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as at December 31, 2025.

•
Investment in debt securities: The carrying value reported in the accompanying consolidated balance sheet for investment in debt securities is at amortized cost. The fair value of the investment in debt securities (Note 8), is determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as it is determined though quoted prices in an active market.

The estimated fair value of the Company’s investment in debt securities at December 31, 2025 is as follows:

	2025
	Carrying amount	Fair value
Investment in debt securities	$2,918,353	$3,088,068

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

12.	Commitments and Contingencies:

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

(a)  Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of December 31, 2025. Non-cancellable time charter contracts include fixed-rate time charters.

Twelve-month period ending December 31,	Amount
2026	$9,763,299
Total	$9,763,299

13.	Equity Incentive Plan:

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

On September 26, 2025, as the Company had no remaining shares available for awards under the Equity Incentive Plan, the Company’s Board of Directors adopted the new Toro Corp. Equity Incentive Plan (“2025 Equity Incentive Plan”), under which the Company’s Board of Directors may make awards of cash or restricted shares, share options or other share-based awards with respect to up to 3,000,000 of the Company’s common shares to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

On November 6, 2025, 2,400,000 restricted common shares were granted under the 2025 Equity Incentive Plan to directors, officers and non-employees. The fair value of each restricted share was $3.44, based on the latest closing price of the Company’s common shares on the grant date.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the years ended December 31, 2023, 2024 and 2025 amounted to $1,272,698, $5,312,854 and $3,594,006 respectively, and is included in ‘General and administrative expenses’ in the accompanying  consolidated statements of comprehensive income.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Equity Incentive Plan: (continued)

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2024 and 2025, and the movement during the years ended December 31, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, December 31, 2023	1,240,000	$5.83
Granted	760,000	4.52
Vested	(560,000)	5.83
Non-vested, December 31, 2024	1,440,000	5.14
Granted	2,400,000	3.44
Vested	(600,000)	5.26
Non-vested, December 31, 2025	3,240,000	$5.81

For the year ended December 31, 2024 and 2025, 560,000 and 600,000 restricted common shares were vested, respectively. The remaining unrecognized compensation cost relating to the shares granted amounting to $8,740,841 as of December 31, 2025, is expected to be recognized over the remaining period of three years, according to the contractual terms of those non-vested share awards.

14.	Earnings/(Loss) Per Common Share:

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Earnings/(Loss) Per Common Share: (continued)

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted earnings/(loss) per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 10) calculated with the “if converted” method by using the average closing market price over the reporting periods and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, if the two-class method was more dilutive than the treasury stock method. If there is a loss from continuing operations, diluted earnings per common share (EPS) would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for discontinued operations. Thus, the inclusion of the potential common shares from the conversion of outstanding Series A Preferred Shares and the incremental shares assumed to be issued, determined under the two-class or treasury stock method weighted for the periods the non-vested shares were outstanding, in diluted EPS from continuing operations would have an anti-dilutive effect. Therefore, basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income. The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying consolidated statements of comprehensive income are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Net income and comprehensive income from continuing operations, net of taxes	$11,180,943	$5,511,535	$5,613,058
Net income and comprehensive income from discontinued operations, net of taxes	129,456,050	19,695,969	321,387
Net income and comprehensive income	$140,636,993	$25,207,504	$5,934,445
Dividend on Series A Preferred Shares	(1,166,667)	(1,423,333)	(1,361,112)
Deemed dividend on Series A Preferred Shares	(2,429,275)	(3,064,409)	(3,143,414)
Undistributed earnings to non-vested participating securities	(2,805,275)	(1,685,830)	(115,265)
Net income attributable to common shareholders, basic	$134,235,776	$19,033,932	$1,314,654
Undistributed earnings to non-vested participating securities	2,805,275	—	—
Undistributed earnings reallocated to non-vested participating securities	(926,641)	—	—
Dividend on Series A Preferred Shares	1,166,667	—	—
Deemed dividend on Series A Preferred Shares	2,429,275	—	—
Net income attributable to common shareholders, diluted	$139,710,352	$19,033,932	$1,314,654
Weighted average number of common shares outstanding, basic	15,443,485	17,399,772	17,886,372
Effect of dilutive shares	33,216,240	—	—
Weighted average number of common shares outstanding, diluted	48,659,725	17,399,772	17,886,372
Earnings/(loss) per common share, basic, continuing operations	$0.31	$(0.04)	$0.06
Earnings/(loss) per common share, diluted, continuing operations	$0.21	$(0.04)	$0.06
Earnings per common share, basic, discontinued operations	$8.38	$1.13	$0.02
Earnings per common share, diluted, discontinued operations	$2.66	$1.13	$0.02
Earnings per common share, basic, total	$8.69	$1.09	$0.08
Earnings per common share, diluted, total	$2.87	$1.09	$0.08

15.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the years ended December 31, 2023, 2024 and 2025, as presented in the accompanying consolidated statements of comprehensive income:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
Time charter revenues	3,439,356	14,315,299	19,013,061
Voyage charter revenues	3,253,385	1,310,312	—
Pool revenues	15,611,872	6,768,672	2,068,779
Total Vessel Revenues	$22,304,613	$22,394,283	$21,081,840

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

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Vessel Revenues: (continued)

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

As of December 31, 2024, and December 31, 2025, there were no ‘Trade accounts receivable, net’, related to voyage charters, respectively.

As of December 31, 2024, and December 31, 2025, there were no deferred assets and no deferred liabilities related to voyage charters, respectively.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Voyage expenses	2023	2024	2025
Brokerage commissions	137,344	312,605	320,164
Brokerage commissions- related party	279,719	418,070	641,813
Port & other expenses	422,115	273,152	287,538
Bunkers consumption	1,659,761	589,412	57,775
Loss on bunkers	6,213	1,512	—
Total Voyage expenses	$2,505,152	$1,594,751	$1,307,290

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Vessel Operating Expenses	2023	2024	2025
Crew & crew related costs	5,322,589	6,169,695	5,849,156
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,910,363	1,514,348	1,581,057
Lubricants	316,672	221,788	182,080
Insurance	373,244	412,407	377,459
Tonnage taxes	59,300	66,392	70,825
Other	1,410,792	915,769	1,019,261
Total Vessel operating expenses	$9,392,960	$9,300,399	$9,079,838

17.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2023, the Company operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continued operations basis. Following the Robin Spin-Off of the Handysize tanker vessel (Note 1) and the acquisition of the new MR (MR2 class) tanker vessel, M/T Wonder Altair (built in 2021) on July 11, 2025 (Note 6), the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and the strategic continuity of the segment. In addition, following the acquisition of the MR (MR2 class) tanker vessel, M/T Wonder Maia (built in 2014) on September 29, 2025 (Note 6) and considering the tanker vessels’ eco-design technical characteristics, the Company reassessed its segments and the MR (Handysize/MR2) segment was replaced with the Eco tanker segment and an additional Non-Eco tanker segment was created. As a result, Toro operated in three reportable segments: (i) the Eco tanker segment (comprising of M/T Wonder Altair as discussed above), (ii) the Non-Eco tanker segment (comprising of M/T Wonder Maia) and (iii) LPG carrier segment (comprising of LPG Dream Arrax and LPG Dream Vermax), each on a continuing operations basis. For comparative historical reporting periods, the former MR (Handysize/MR2 segment) is reflected in the results of the Eco tanker segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. In addition, the CODM separately reviews discrete financial information for tanker vessels with different eco-design technical characteristics, as these are subject to distinct operational strategies, maintenance profiles and capital allocation decisions. Further, the transport of refined petroleum products (carried by MR tanker vessels) and liquefied petroleum gas (carried by LPG carriers) have different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Segment Information: (continued)

The table below presents information about the Company’s reportable segments comprising its continuing operations for the years ended December 31, 2023, 2024 and 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.

	Year ended December 31, 2023			Year ended December 31, 2024			Year ended December 31, 2025
	Eco tanker segment	LPG carrier segment	Total	Eco tanker segment	LPG carrier segment	Total	Eco tanker segment (1)	Non-Eco tanker segment	LPG carrier segment	Total
Time charter revenues	$—	$3,439,356	3,439,356	$—	$14,315,299	$14,315,299	$4,162,618	$2,047,250	12,803,193	$19,013,061
Voyage charter revenues	—	3,253,385	3,253,385	—	1,310,312	1,310,312	—	—	—	—
Pool revenues	15,611,872	—	15,611,872	6,768,672	—	6,768,672	2,068,779	—	—	2,068,779
Total vessel revenues	$15,611,872	$6,692,741	22,304,613	$6,768,672	$15,625,611	$22,394,283	$6,231,397	$2,047,250	12,803,193	$21,081,840
Voyage expenses (including charges from related parties)	(198,730)	(2,306,422)	(2,505,152)	(315,055)	(1,279,696)	(1,594,751)	(489,741)	(127,361)	(690,188)	(1,307,290)
Vessel operating expenses	(5,164,248)	(4,228,712)	(9,392,960)	(2,310,289)	(6,990,110)	(9,300,399)	(1,759,149)	(679,547)	(6,641,142)	(9,079,838)
Management fees to related parties	(688,547)	(1,022,104)	(1,710,651)	(386,162)	(1,544,648)	(1,930,810)	(347,485)	(114,400)	(1,345,204)	(1,807,089)
Provision for doubtful accounts	—	—	—	—	(25,369)	(25,369)	—	—	—	—
Depreciation and amortization	(1,490,577)	(1,874,041)	(3,364,618)	(1,168,558)	(3,732,688)	(4,901,246)	(1,176,038)	(493,712)	(3,264,905)	(4,934,655)
Gain on sale of vessel	8,226,258	—	8,226,258	—	—	—	—	—	—	—
Segments operating (loss)/income	$16,296,028	$(2,738,538)	13,557,490	$2,588,608	$2,053,100	$4,641,708	$2,458,984	$632,230	861,754	$3,952,968
Interest and finance costs			(31,815)			(230,531)				(68,116)
Interest income			2,053,749			8,354,608				2,812,933
Interest income from related party			—			364,205				1,771,836
Dividend income from related party			1,020,833			2,645,833				5,651,212
Foreign exchange (losses)/gains			(14,978)			(21,019)				35,352
Dividend income on equity securities			—			4,136				4,623
(Loss)/Gain on equity securities			—			(48,542)				54,999
Less: Unallocated corporate general and administrative expenses (including related parties)			(5,357,265)			(10,198,863)				(8,602,749)
Net income and comprehensive income from continuing operations, before taxes			$11,228,014			$5,511,535				$5,613,058
Net income and comprehensive income from discontinued operations, before taxes			$129,759,646			$19,695,969				$115,214
Net income and comprehensive income, before taxes			$140,987,660			$25,207,504				$5,728,272

(1)	For the year ended December 31, 2025, the Eco tanker segment includes (i) time charter revenues of $4,162,618 from M/T Wonder Altair (delivered July 11, 2025) and (ii) pool revenues of $2,068,779 from M/T Wonder Mimosa operating in a pool arrangement prior to its contribution to Robin on April 14, 2025. The M/T Wonder Mimosa is a 2010-built Handysize vessel that does not have eco-design characteristics, but its results are included within the Eco tanker segment as the successor to the former Handysize tanker segment.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets of December 31, 2024, and December 31, 2025, is as follows:

	As of December 31, 2024	As of December 31, 2025
Eco tanker segment	9,666,777	40,437,114
Non-Eco tanker segment	—	31,342,180
LPG carrier segment	72,241,241	34,704,050
Cash and cash equivalents(1)	37,191,906	87,417,921
Prepaid expenses and other assets(1)	206,812,257	137,029,872
Total assets from continuing operations	$325,912,181	$330,931,137
Total assets from discontinued operations	$495,003	$416,159
Total consolidated assets	$326,407,184	$331,347,296

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

TORO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Income Taxes:

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

In the Company’s case, it satisfies the Publicly Traded Test because it has obtained an ownership statement from a qualified shareholder who is the ultimate beneficial owner directly and indirectly of 59.2% of its common shares as of the tax period ending December 31, 2025. The shares owned by this qualified shareholder precluded non-qualified shareholders from owning more than 50% of the Company’s issued and outstanding shares during the 2025 tax year. Accordingly, the Company qualifies for the closely held block exception to the Publicly Traded Test as provided for in Treasury Regulation §1.883-2(d)(3)(ii) and has recorded no provision for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2025. For the years ended December 31, 2023 and 2024, the Company has recorded a provision of $47,071 and $0 respectively, from continuing operations, respectively, for U.S. source gross transportation income tax in the accompanying consolidated statements of comprehensive income.

19.	Subsequent Events:

(a)
Elections Results and Payment of Special Dividend: On January 16, 2026, and based on shareholder elections, the dividend was paid in the form of approximately $9.3 million in cash and 7,378,575 shares of the Company’s common stock, as result the number of shares increased to 28,852,084. The number of common shares included for the common share dividend election was calculated based on the 20-day volume weighted average of the trading prices of the Company’s common shares on the Nasdaq Stock Market through December 4, 2025, or $3.8386 per share. As a result, the recognized Dividend payable of $37.6 million as presented in the accompanying balance sheets, was fully settled, with a corresponding increase in Additional paid-in capital of $28.3 million and a decrease in Cash and cash equivalents of $9.3 million.

(b)
Dividend from Castor Series D Preferred Shares: On January 15, 2026, the Company received from Castor a dividend from the Castor Series D Preferred Shares, amounting to $1,250,000 for the dividend period from October 15, 2025 to January 14, 2026.

(c)
Dividend from Robin Series A Preferred Shares: On January 15, 2026, the Company received from Robin a dividend from the Robin Series A Preferred Shares, amounting to $125,000 for the dividend period from October 15, 2025 to January 14, 2026.

(d)
Dividend on Series A Preferred Shares: On January 15, 2026, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on December 30, 2025, amounting to $350,000 for the dividend period from October 15, 2025 to January 14, 2026.

(e)
Revolving Credit Facility: On March 30, 2026, four wholly-owned subsidiaries of the Company entered into a $60.0 million revolving credit facility (the "Facility") with a leading European Financial Institution. The Facility was partially drawn down by $15 million on April 2, 2026. The Facility has a tenor of five years from the first drawdown date, bears interest at Term SOFR plus a margin per annum, and is secured by first priority mortgages over the vessels M/T Wonder Altair, M/T Wonder Maia, LPG Dream Arrax and LPG Dream Vermax. The Company is required to maintain a security cover ratio of not less than 125%, a minimum liquidity amount of $250,000 in each mortgaged vessel's pledged deposit account and a quarterly dry-dock reserve of $20,000 per mortgaged vessel. The net proceeds are intended for general corporate purposes.